As filed with the Securities and Exchange Commission on November 9, 1994

                                                       Registration No. 33-55797
================================================================================



              SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549


                     AMENDMENT NO. 1

                             to

                         FORM S-4

      Registration Statement Under the Securities Act of 1933

               FOURTH FINANCIAL CORPORATION
     (Exact name of registrant as specified in its charter)

                KANSAS                 48-0761683
 (State or other jurisdiction         (I.R.S. Employer Identi-
       of incorporation)                  fication Number)

                               6021
   (Primary Standard Industrial Classification Code Number)

                       100 North Broadway
                      Wichita, Kansas 67202
                          316/292-5339
     (Address, Including ZIP Code, and Telephone Number,
  Including Area Code, of Registrant's Principal Executive Offices)

                       WILLIAM J. RAINEY
                Fourth Financial Corporation
             Post Office Box 4, 100 North Broadway
                   Wichita, Kansas 67201
                        316/292-5339
   (Name, Address, Including ZIP Code, and Telephone Number,
           Including Area Code, of Agent for Service)

                                COPIES TO:
             BENJAMIN C. LANGEL                 DAVE M. MUCHNIKOFF, P.C.
             Foulston & Siefkin                 Silver, Freedman & Taff
             700 Fourth Financial Center        1100 New York Avenue, N. W.
             Wichita, Kansas 67202              Washington, D. C.  20005-3934

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ___


                           ---------------------


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.




                           FOURTH FINANCIAL CORPORATION
                             Cross Reference Sheet
                     Required by Item 501(b) of Regulation S-K




Item in                                            Location or Heading
Form S-4     Caption                               in Prospectus
- --------     -------                                -----------------
 1.          Forepart of Registration State-
             ment and Outside Front Cover Page
             of Prospectus   . . . . . . . . . .    Cover Page

 2.          Inside Front and Outside Back Cover
             Pages of Prospectus   . . . . . . .    Inside Front Cover Page

 3.          Risk Factors, Ratio of Earnings
             to Fixed Charges and Other Infor-
             mation  . . . . . . . . . . . . . .    Summary

 4.          Terms of the Transaction  . . . . .    The Agreement and Proposed
                                                    Mergers

 5.          Pro Forma Financial Information . .    Pro Forma Financial
                                                    Statements

 6.          Material Contacts with the Company
             Being Acquired  . . . . . . . . . .    The Agreement and Proposed
                                                    Mergers -- Background and
                                                    Reasons for the Mergers;
                                                    Recommendation of the OSI
                                                    Board of Directors; --
                                                    Interests of Certain Persons
                                                    in the Mergers, --
                                                    Management after the Mergers

 7.          Additional Information Required
             for Reoffering by Persons and
             Parties Deemed to be Underwriters .    Not Applicable

 8.          Interests of Named Experts and
             Counsel   . . . . . . . . . . . . .    Legal Matters; Experts; The
                                                    Agreement and Proposed
                                                    Mergers -- Opinion of
                                                    Financial Advisor to OSI

 9.          Disclosure of Commission Position on
             Indemnification for Securities Act
             Liabilities   . . . . . . . . . . .    Not Applicable

10.          Information with Respect to S-3
             Registrants   . . . . . . . . . . .    Information Concerning
                                                    Fourth Financial; Financial
                                                    Statements and Related
                                                    Information
11.          Incorporation of Certain Information
             by Reference  . . . . . . . . . . .    Information Incorporated by
                                                    Reference

12.          Information with Respect to S-2 or
             S-3 Registrants   . . . . . . . . .    Not Applicable

13.          Incorporation of Certain Information
             by Reference  . . . . . . . . . . .    Not Applicable


14.          Information with Respect to
             Registrants Other Than S-3 or S-2
             Registrants   . . . . . . . . . . .    Not Applicable

15.          Information with Respect to S-3
             Companies   . . . . . . . . . . . .    Not Applicable

16.          Information with Respect to S-2
             or S-3 Companies  . . . . . . . . .    Not Applicable

17.          Information with Respect to Companies
             Other than S-3 or S-2 Companies . .    Selected Financial Data; The
                                                    Special Meeting; Information
                                                    Concerning OSI and
                                                    Stillwater Federal; Price
                                                    Range of and Dividends on
                                                    Fourth Stock and OSI Stock;
                                                    Information Incorporated by
                                                    Reference; Financial
                                                    Statements and Related
                                                    Information

18.          Information if Proxies, Consents
             or Authorizations are to be
             Solicited . . . . . . . . . . . . .    Cover Page; Summary; The
                                                    Special Meeting; Information
                                                    Incorporated by Reference;
                                                    The Agreement and Proposed
                                                    Mergers -- Interests of
                                                    Certain Persons in the
                                                    Mergers, -- Appraisal Rights
                                                    of Dissenting OSI
                                                    Stockholders, -- Expenses;
                                                    Deadline for Submission of
                                                    Fourth Financial and OSI
                                                    Stockholders' Proposals for
                                                    the Next Annual Meetings of
                                                    Stockholders

19.          Information if Proxies, Consents
             or Authorizations are not to be
             Solicited or in an Exchange
             Offer   . . . . . . . . . . . . . .    Not Applicable







                             Oklahoma Savings, Inc.
                               601 South Husband
                         Stillwater, Oklahoma 74074


                                                          November 14, 1994

Dear Stockholder:

   You are cordially invited to attend a special meeting of the stockholders of Oklahoma Savings, Inc. ("OSI") to be held at the offices of OSI at 601 South Husband, Stillwater, Oklahoma, on December 15, 1994, at 10:00 a.m., Central Standard Time.


   At the meeting, stockholders will be asked to approve and adopt an Agreement and Plan of Reorganization, dated as of July 21, 1994 (the "Agreement"), between OSI and Fourth Financial Corporation ("Fourth Financial"), and a related Agreement of Merger between OSI and Fourth Financial (as amended November 8, 1994, the "OSI Merger Agreement"). The Agreement and the Merger Agreement provide for, among other things, the merger of OSI into Fourth Financial (the "OSI Merger"), the merger of Stillwater Federal Savings Bank ("Stillwater Federal") into BANK IV Oklahoma, National Association, and the conversion of each share of common stock of OSI into the right to receive 0.84 shares of common stock, par value $5 per share, of Fourth Financial ("Fourth Stock").


   The Board of Directors of OSI has carefully reviewed and considered the terms and conditions of the Agreement and the OSI Merger Agreement. THE BOARD OF DIRECTORS OF OSI HAS CONCLUDED THAT THE PROPOSED TRANSACTIONS ARE IN THE BEST INTERESTS OF THE STOCKHOLDERS OF OSI AND RECOMMENDS THAT OSI STOCKHOLDERS VOTE "FOR" THE AGREEMENT AND THE OSI MERGER AGREEMENT.


   The accompanying Notice of Special Meeting of Stockholders and Proxy Statement-Prospectus, the attached Form 10-K and Form 10-Q of Fourth Financial, and the enclosed Form 10-Q of Fourth Financial for the quarter ended September 30, 1994 contain a detailed description of these transactions and other important information relating to Fourth Financial, OSI, Stillwater Federal, and the combined companies. If the OSI Merger becomes effective, stockholders will be instructed promptly as to the procedures to be followed in exchanging their stock certificates for certificates of Fourth Stock. PLEASE DO NOT SEND ANY CERTIFICATES FOR YOUR SHARES AT THIS TIME.


   We urge you to review the enclosed materials carefully and to date, sign, and return to OSI the accompanying Proxy in the enclosed envelope as soon as possible so that your shares will be represented at the Special Meeting. Sending in your proxy now will not interfere with your rights to attend the meeting or to vote your shares personally at the meeting if you wish to do so.


                                               Sincerely,

                                               /s/Calvin J. Anthony


                                               Chairman of the Board






                            Oklahoma Savings, Inc.
                              601 South Husband
                         Stillwater, Oklahoma 74074


                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         To be Held December 15, 1994

   NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Oklahoma Savings, Inc., a Delaware corporation ("OSI"), will be held at the offices of Stillwater Federal Savings Bank, 601 South Husband, Stillwater, Oklahoma on December 15, 1994, at 10:00 a.m., Central Standard Time, for the following purposes:


       1. To approve and adopt an Agreement and Plan of Reorganization, dated as of July 21, 1994 (as amended November 8, 1994, the "Agreement"), between OSI and Fourth Financial Corporation, a Kansas corporation ("Fourth Financial"), a related Agreement of Merger between OSI and Fourth Financial (the "OSI Merger Agreement"), and the transactions contemplated by the Agreement and the OSI Merger Agreement, all as more fully described below and in the attached Proxy Statement-Prospectus; and


       2. To transact any other business that may properly come before the Special Meeting.

   As more fully described in the Agreement and the attached Proxy Statement-Prospectus, the Agreement and the OSI Merger Agreement, copies of which are attached as Annex I to the attached Proxy Statement-Prospectus, provide for, among other things, (i) the merger of OSI into Fourth Financial, and (ii) the conversion of each of the then outstanding shares of common stock of OSI into the right to receive 0.84 shares of common stock, par value $5 per share, of Fourth Financial.

   In order to approve the Agreement and the OSI Merger Agreement, the affirmative vote of the holders of at least a majority of the issued and outstanding common stock of OSI is required.


  Only stockholders of record at the close of business on November 10, 1994, are entitled to notice of and to vote at the meeting and any adjournments thereof.


   Approval and adoption of the Agreement and the OSI Merger Agreement will give stockholders who dissent from the OSI Merger Agreement and comply with the provisions of Section 262 of the Delaware General Corporation Law the right to obtain payment in cash of the value of the shares of OSI common stock held by them, exclusive of any element of value arising from the expectation or accomplishment of the merger.

   Generally, in order to preserve dissenters' rights a stockholder must file a written demand for appraisal of the shares of the stockholder with OSI on or before the taking of the vote on the merger at the Special Meeting and not vote in favor of the merger. See Annex II to the Proxy Statement-Prospectus for a copy of Section 262 of the Delaware General Corporation Law.

  TO ENSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE URGED TO DATE, SIGN, AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE AS SOON AS POSSIBLE. Sending in your proxy now will not interfere with your rights to attend the meeting or to vote your shares personally at the meeting if you wish to do so.

   All stockholders are cordially invited to attend the meeting.


             By Order of the Board of Directors


Stillwater, Oklahoma
November 14, 1994                                  /s/ Calvin J. Anthony
                                                       --------------------
                                                   Calvin J. Anthony
                                                   Chairman of the Board


       PLEASE DO NOT SEND IN ANY CERTIFICATES FOR YOUR SHARES AT THIS TIME.

                            PROSPECTUS
                         372,262 SHARES
                  FOURTH FINANCIAL CORPORATION
                  Common Stock, $5 Par Value
                     ____________________

                     OKLAHOMA SAVINGS, INC.
                        PROXY STATEMENT


   This Proxy Statement-Prospectus is being furnished in connection with the solicitation of proxies by the Board of Directors of Oklahoma Savings, Inc., a Delaware corporation ("OSI"), in connection with a Special Meeting of Stockholders of OSI (the "Special Meeting") to be held on December 15, 1994, at the offices of Stillwater Federal Savings Bank, 601 South Husband, Stillwater, Oklahoma, and all adjournments or postponements thereof. The Special Meeting will be held at 10:00 a.m. on such date.



   At the Special Meeting, the stockholders of OSI will be asked to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Reorganization, dated as of July 21, 1994, between Fourth Financial Corporation, a Kansas corporation ("Fourth Financial"), and OSI (as amended November 8, 1994, and as it may be further amended, supplemented, or otherwise modified from time to time, the "Agreement"). The stockholders of OSI will also vote on a related merger agreement (the "OSI Merger Agreement") pursuant to which OSI would be merged into Fourth Financial (the "OSI Merger").



   A copy of the Agreement as amended, with Exhibits "A" and "B", is attached to this Proxy Statement-Prospectus as Annex I. A copy of the OSI Merger Agreement is attached to the Agreement as Exhibit "B".


   This Proxy Statement-Prospectus also pertains to the 372,262 shares of common stock, par value $5 per share of Fourth Financial ("Fourth Stock"), expected to be issued in connection with the OSI Merger.

  Fourth Financial has filed a Registration Statement on Form S-4 (including all exhibits and amendments thereto, the "Registration Statement") with the Securities and Exchange Commission ("Commission") pursuant to the Securities Act of 1933, as amended, covering the shares of Fourth Stock to be issued in connection with the OSI Merger. This Proxy Statement-Prospectus constitutes both the Proxy Statement of OSI relating to the solicitation of proxies for use at the Special Meeting and the Fourth Financial Prospectus filed as part of the Registration Statement. All information contained herein with respect to Fourth Financial and its subsidiaries has been provided by Fourth Financial and all information herein with respect to OSI and Stillwater Federal Savings Bank has been provided by OSI. See "AVAILABLE INFORMATION".


   This Proxy Statement-Prospectus is first being sent to stockholders of OSI on or about November 14, 1994.



   The last reported sale price of Fourth Stock as reported on the NASDAQ National Market System on November 8, 1994, was $31 per share and the last reported sale price of OSI Stock as reported on the NASDAQ System (Small-Cap Issues) on November 4, 1994 (the date of the most recent reported trade) was $24.50.


      THE SHARES OF FOURTH FINANCIAL COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS, OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS
      ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION
        INSURANCE FUND, OR ANY OTHER GOVERNMENTAL AGENCY.

    THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT-PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION PASSED
     UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT-PROSPECTUS.
         ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


The date of this Proxy Statement-Prospectus is November 10, 1994.


   No person is authorized to give any information or to make any representation not contained in this Proxy Statement-Prospectus in connection with the matters contained in this Proxy Statement-Prospectus, and, if given or made, such information should not be relied upon. This Proxy Statement-Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the Fourth Stock offered hereby. This Proxy Statement-Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby, or the solicitation of a proxy, in any jurisdiction to or from any person to or from whom it is unlawful to make such offer, or solicitation of an offer, or proxy solicitation in such jurisdiction. Neither the delivery of this Proxy Statement-Prospectus nor any distribution of the securities offered pursuant to this Proxy Statement-Prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of Fourth Financial or OSI since the date of this Proxy Statement-Prospectus.

                        ------------------
AVAILABLE INFORMATION

    This Proxy Statement-Prospectus does not contain all of the information set forth in the Registration Statement and exhibits thereto which Fourth Financial or OSI have filed with the Commission under the Securities Act of 1933 and to which reference is hereby made. Fourth Financial and OSI are each subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, each files reports, proxy statements, and other information with the Commission. The Registration
Statement, including the exhibits thereto, as well as such reports, proxy statements, and other information filed by Fourth Financial and OSI can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York,
New York 10048 and at CitiCorp Center, 500
West Madison Street, Suite 1400, Chicago, Illinois 60621-2511 except that copies of the exhibits may not be available at certain of the Regional Offices. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.


   THIS PROXY STATEMENT-PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST. COPIES OF THESE DOCUMENTS (NOT INCLUDING EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE) WILL BE PROVIDED WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER,
TO WHOM A PROXY STATEMENT-PROSPECTUS IS
DELIVERED, UPON WRITTEN OR ORAL REQUEST OF WILLIAM J. RAINEY,
SECRETARY, FOURTH FINANCIAL CORPORATION, P.O. BOX 4, 100 NORTH
BROADWAY, WICHITA, KANSAS 67201 (TELEPHONE
NUMBER 316-292-5339). IN ORDER TO ENSURE TIMELY DELIVERY
OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY DECEMBER 8, 1994.



                               SUMMARY


The following is a brief summary of certain information with respect to matters to be considered at the Special Meeting. This summary is necessarily incomplete and is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Proxy Statement-Prospectus and in the Annexes, the documents accompanying this Proxy Statement-Prospectus hereto, and the documents referred to herein, to which reference is made for a complete statement of the matters discussed below.



                            The Companies

Fourth Financial

    Fourth Financial Corporation ("Fourth Financial"), a Kansas corporation, is the largest bank holding company headquartered in Kansas, based on both assets and deposits, and, at June 30, 1994, had total consolidated assets of $7.6 billion, total deposits of $5.7 billion, and stockholders' equity of $593.0 million. Fourth Financial, headquartered in Wichita, Kansas, offers a broad range of bank and bank-related services through its subsidiaries, BANK IV Kansas, National Association ("BANK IV Kansas") and BANK IV Oklahoma, National Association ("BANK IV Oklahoma"). BANK IV Kansas is the largest bank in Kansas and BANK IV Oklahoma is the second-largest bank in Oklahoma. Fourth Financial's principal executive offices are located at 100 North Broadway, P.O. Box 4, Wichita, Kansas 67201; its telephone number is (316) 292-5339. See "Information Concerning Fourth Financial."

OSI

    Oklahoma Savings, Inc. ("OSI") is a holding company incorporated under the laws of the State of Delaware. Its principal asset is its subsidiary, Stillwater Federal Savings Bank. At June 30, 1994, OSI had consolidated total assets of $97.0 million, total deposits of $88.6 million, and stockholders' equity of $7.3 million. OSI's principal executive offices are located at 601 South Husband, Stillwater, Oklahoma 74074. Its telephone number is (405) 372-5782. See "Information Concerning OSI and Stillwater Federal."

Stillwater Federal

    Stillwater Federal Savings Bank ("Stillwater Federal") is a federally-chartered savings bank operating four offices serving seven counties in northern Oklahoma. Stillwater Federal's principal executive offices are located at 601 South Husband, Stillwater, Oklahoma 74074. Its telephone number is (405) 372-5782. See "Information Concerning OSI and Stillwater Federal."


                        The Special Meeting


Times, Date, and Place


    The Special Meeting of Stockholders of OSI (the "Special Meeting") will be held on December 15, 1994, at 10:00 a.m., Central Standard Time, at the offices of Stillwater Federal at 601 South Husband, Stillwater, Oklahoma. See "The Special Meeting".



Purpose of the Special Meeting


    The Special Meeting has been called to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Reorganization, dated as of July 21, 1994 (as amended November 8, 1994, the "Agreement"), between OSI and Fourth Financial and the related Agreement of Merger between OSI and Fourth Financial (the "OSI Merger Agreement"), which provide for the merger of OSI into Fourth Financial (the "OSI Merger") and the simultaneous merger of Stillwater Federal into BANK IV Oklahoma (the "Bank Merger"). The OSI Merger and the Bank Merger are sometimes collectively referred to in this Proxy Statement-Prospectus as the "Mergers."


Vote Required for the OSI Merger


    The affirmative vote of the holders of at least a majority of the outstanding OSI common stock, par value $.01 per share ("OSI Stock"), is required to approve the Agreement and the OSI Merger Agreement. As of the date hereof, directors and executive officers of OSI and their affiliates beneficially owned an aggregate of 71,867 shares or 16.39% of the issued and outstanding OSI Stock. No executive officer or director of Fourth Financial or any of their affiliates beneficially owns any OSI Stock.


Appraisal Rights

   The stockholders of OSI have the right under Delaware law to dissent from the OSI Merger and have their shares of OSI Stock appraised and to receive cash payment for the fair value of such shares provided that certain procedures are followed by them. It is a condition of the OSI Merger that the total number of shares held by dissenting stockholders will not exceed 5% of the shares of OSI Stock issued and outstanding at the time the Mergers are consummated. See "The Agreement and Proposed Mergers -- Appraisal Rights of Dissenting OSI Stockholders".


                             The Mergers

Terms of the OSI Merger

    The stockholders of OSI are being asked to approve and adopt the Agreement which provides for Fourth Financial to acquire 100% of the issued and outstanding capital stock of OSI in exchange for shares of Fourth Financial common stock, par value $5.00 per share ("Fourth Stock"), to be issued in a merger transaction in which OSI will be merged into Fourth (the "OSI Merger").


    Subject to the terms, conditions, and procedures set forth in the Agreement, each share of OSI Stock issued and outstanding immediately prior to the OSI Merger will be converted into 0.84 share of Fourth Stock (the "Merger Consideration"). Based on the $31 per share closing price of Fourth Stock reported on the NASDAQ National Market System for November 8, 1994, the market value of the Merger Consideration would be $26.04 per share of OSI Stock. The market value of Fourth Stock to be received by holders of OSI Stock in the OSI Merger, however, is subject to fluctuation. Fluctuations in the market price of Fourth Stock will result in an increase or decrease in the value of the Merger Consideration to be received by OSI shareholders in the OSI Merger. An increase in the market value of Fourth Stock would increase the market value of the Merger Consideration to be received in the Merger. A decrease in the market value of Fourth Stock would have the opposite effect. See "The Agreement and Proposed Mergers."



Terms of the Bank Merger

    The Agreement also provides for the merger of Stillwater Federal into BANK IV Oklahoma (the "Bank Merger") to occur simultaneously with the OSI Merger. Each share of issued and outstanding capital stock of Stillwater Federal will be exchanged in that merger for 0.002 share of capital stock of BANK IV Oklahoma, all of which will be issued to Fourth Financial. OSI stockholders will not receive any of the shares issued in the Bank Merger.

Certain Federal Income Tax Consequences

    Deloitte & Touche LLP, OSI's independent accountants, has delivered its opinion to the effect that, assuming the OSI Merger occurs in accordance with the OSI Merger Agreement and conditioned on the accuracy of certain representations made by Fourth Financial and OSI, the OSI Merger will constitute a "reorganization" for federal income tax purposes and that, accordingly, no gain or loss will be recognized by OSI stockholders who exchange their shares of OSI
Stock solely for shares of Fourth Stock in the OSI Merger. However, the receipt of cash in lieu of fractional shares or upon exercise of dissenters' rights may give rise to taxable gain or loss. Each OSI stockholder is urged to consult his own tax advisor to determine the specific tax consequences of the OSI Merger to him, including the applicability of various state, local, and foreign tax laws. See "The Agreement and Proposed Mergers -- Certain Federal Income Tax Consequences."

Regulatory Approvals


    The approvals of the Comptroller of the Currency ("OCC") and the Office of Thrift Supervision of the United States Department of the Treasury ("OTS") are both required in order to effect the Mergers. Applications for both such approvals have been filed. OTS approval was obtained on October 14, 1994. A 15-day statutory waiting period for antitrust review by the United States Department of Justice follows OCC approval.
A community coalition based in Wichita, Kansas has filed a protest with the OCC claiming that the application for approval of the Bank Merger should be denied because the record of community service of BANK IV Kansas in its Wichita market is allegedly unsatisfactory. BANK IV Kansas and Fourth Financial have filed a response to the protest denying the coalition's assertions. Fourth Financial expects that the OCC will approve the Bank
Merger.


Recommendation of Board of Directors of OSI


    The Board of Directors of OSI has unanimously concluded that the OSI Merger is in the best interests of the OSI stockholders and recommends that OSI stockholders vote FOR approval of the Agreement and the OSI Merger Agreement. All of the directors and executive officers of OSI, who beneficially own an aggregate of 71,867 shares or approximately 16.39% of the issued and outstanding OSI Stock at November 10, 1994, have indicated their intention to vote all of their shares of OSI Stock in favor of the Agreement and the OSI Merger Agreement. See "The Agreement and Proposed Mergers--Background and Reasons for Merger; Recommendation of the OSI Board of Directors."


Opinion of Financial Advisor


    The Board of Directors of OSI has received an opinion of Charles Webb & Company, financial advisors, dated July 21, 1994, and confirmed on November 8, 1994 to the effect that the exchange ratio of 0.84 share of Fourth Stock for each share of OSI Stock is fair to OSI's stockholders from a financial point of view.
See "The Agreement and Proposed Mergers--Opinion of Financial Advisor to OSI."
A copy of the opinion of Charles Webb & Company is attached as Annex III to this Proxy Statement-Prospectus.


Interests of Certain Persons in the Mergers


    The Agreement provides for the following transactions to occur in connection with the Mergers: Beth F. Buchanan will enter into an agreement with BANK IV Oklahoma pursuant to which her existing employment agreement with Stillwater Federal will be cancelled upon the payment to her of approximately $220,000; each member of the Stillwater Federal board of directors will be invited to become a member of a BANK IV Oklahoma "advisory board of directors"; subject to the receipt of a favorable determination letter from the Internal Revenue Service, OSI's employee stock ownership plan will be terminated as of the Effective Time with the result that employees, including certain executive officers of OSI will receive allocations of presently unallocated shares of OSI Stock; and Fourth Financial will provide, for a three-year period, directors and officers' liability insurance comparable to that maintained by OSI covering acts or omissions occurring on or prior to the Effective Time. In addition, directors and two executive officers of OSI will receive payments with respect to options to acquire OSI stock issued under OSI's stock option plan and all shares of restricted OSI stock issued to them under OSI's Recognition and Retention Plan will be vested at the Effective Time. See "The Agreement and Proposed Mergers-- Interests of Certain Persons in the Mergers."


Accounting Treatment

    It is anticipated that the Mergers will be treated as a purchase of assets for accounting and financial reporting purposes.


Fourth Financial Interim Earnings

    For the nine months ended September 30, 1994, Fourth Financial reported unaudited net income of $61.0 million or $2.01 per share (fully diluted) as compared to unaudited net income of $56.7 million or $1.87 per share (fully diluted) for the first nine months of 1993. Included in the 1993 net income was $10.6 million or $.35 per share, attributable to the one-time cumulative effect of a change in accounting principle relating to income taxes.



OSI Fiscal 1994 Earnings

    For the fiscal year ended September 30, 1994, OSI's unaudited net income was approximately $1.2 million or $2.86 per share, as compared to a net loss of $21,611 in the 1993 fiscal year.


                                  SELECTED FINANCIAL DATA

                               Fourth Financial Corporation


                               Six Months Ended                         Year Ended
                                  June 30,                            December 31,
                               ----------------       ---------------------------------------------
                                 1994      1993       1993      1992      1991      1990      1989
                                 ----      ----       ----      ----      ----      ----      ----
                                                  (In thousands, except per share data)

                                            (1)        (1)       (1)       (1)       (1)       (1)
Interest income. . . . . . . .$  224,822 $ 217,248 $ 443,913 $ 438,888 $ 492,036 $ 482,193 $ 414,080
Net interest income. . . . . .   134,044   129,243   264,411   241,357   213,755   183,123   164,309
Provision for credit losses. .       275     6,121     6,965    21,358    43,926    49,527    28,326
Net income . . . . . . . . . .    39,343    39,961    77,292    65,200    33,163     9,204    21,393
Net income applicable to common
 and common-equivalent shares.    35,843    36,461    70,292    59,249    33,163     9,204    21,393
Period-end assets. . . . . . . 7,645,532 7,010,967 6,886,063 6,712,696 5,790,555 5,899,188 4,783,022
Period-end long-term debt. . .     9,532    30,610    20,283    36,072    53,348    23,887    32,737
Per common share data:
  Primary earnings per common share:
    Before extraordinary items and
     cumulative effect of change
     in accounting principle .      1.33       .99      2.27      2.19      1.27       .23       .98
    Extraordinary items and
     cumulative effect of a change
     in accounting principle .        --       .40       .40       .10       .06       .17        --
    Applicable to common and
     common-equivalent shares.      1.33      1.39      2.67      2.29      1.33       .40       .98
  Fully diluted earnings per
   common share:
    Before extraordinary items and
     cumulative effect of change
     in accounting principle .      1.29       .97      2.20      2.13      1.24       .23       .98
    Extraordinary items and
     cumulative effect of a change
     in accounting principle .        --       .35       .35       .08       .06       .17        --
    Net income . . . . . . . .      1.29      1.32      2.55      2.21      1.30       .40       .98
  Common dividend (2). . . . .       .52       .48       .98       .88       .88       .88       .82
  Book value at period-end . .     18.36     17.61     18.73     16.65     15.29     14.68     15.31

- ---------------
(1) Notes 2 and 3 of the Notes to the Fourth Financial 1993 and 1992 Consolidated Financial Statements describe the business combinations and deposit assumption transactions completed during 1993, 1992, and 1991.
        Note 2 of the Notes to the Fourth Financial Consolidated Financial Statements for the period ended June 30, 1994 describe the business combinations consummated during 1994 through June 30, 1994. Prior year financial statements have been restated to reflect poolings of interests consummated through June 30, 1994. During 1990, Fourth Financial assumed core deposits totaling $937.1 million and purchased loans totaling $244.8 million.

(2) Historical dividends declared without adjustment for poolings of interests.


Market value of Fourth Stock
on day preceding announcement
of proposed merger
(April 19, 1994) . . . . .     $27.25 per share


                             SELECTED FINANCIAL DATA (Cont'd.)

                                  Oklahoma Savings, Inc.

                              Nine Months Ended                Year Ended
                                   June 30,                   September 30,
                              -------------------  -------------------------------------
                                 1994     1993    1993    1992     1991    1990     1989
                                 ----     ----    ----    ----     ----    ----     ----
                                              (In thousands, except per share data)
                                           (1)     (1)     (1)      (1)     (1)      (1)
Interest income. . . . . . . .   4,917    5,529   7,231   8,432    9,922  10,960  11,239
Net interest income. . . . . .   2,382    2,584   3,385   3,084    2,465   2,250   2,315
Provision for credit losses. .    (260)     257     184     357    1,069     730   1,948
Net income (loss). . . . . . .   1,028     (363)    (22)  1,175     (380)   (564) (1,470)
Period-end assets. . . . . . .  96,981   98,107  96,930 101,195  105,785 116,600 123,813
Per common share data:
  Earnings per common share
   (since issuance). . . . . .    2.38      N/A     .80     N/A      N/A     N/A     N/A
  Common dividend (since
   issuance) . . . . . . . . .      --      N/A      --     N/A      N/A     N/A     N/A
  Book value at period-end . .   17.35    14.14   14.73     N/A      N/A     N/A     N/A

- ----------------

(1)    In 1993, OSI was formed at the direction of Stillwater Federal for the purpose of acquiring all of the outstanding common stock issued in the conversion of
       Stillwater Federal to a stock savings bank.  On June 28, 1993, OSI completed a subscription and community offering of 409,975 shares of its common stock, and concurrently acquired all of Stillwater Federal's outstanding common stock.  This transaction was accounted for using historical costs (similar to a pooling of interests).  The financial statements of OSI have been restated
       to reflect the accounts and operations of Stillwater Federal.

Market value of OSI Stock on
day preceding announcement
of proposed merger
(April 19, 1994) . . . . . . .                   $14.125 per share



                               COMPARATIVE PER SHARE DATA
                             APPLICABLE TO OSI SHAREHOLDERS

                Pro Forma Fourth Financial, Recent Acquisitions, and OSI


                                        Six Months Ended    Year Ended December 31,
                                        ----------------    -----------------------
                                          June 30, 1994             1993
                                         ----------------         --------
Primary earnings before extraordinary
 items and change in accounting principle:
    Fourth Financial historical. .  . . .   $ 1.33                $  2.27
    Fourth Financial pro forma (1). . . .     1.36                   2.33
    OSI historical (2). . . . . . . . . .      .95                    .80
    OSI pro forma (3) . . . . . . . . . .     1.14                   1.96

Fully diluted earnings before extraordinary
  items and change in accounting principle:
    Fourth Financial historical. .  . . .   $ 1.29                $  2.20
    Fourth Financial pro forma (1). . . .     1.32                   2.25
    OSI historical (2). . . . . . . . . .      .95                    .80
    OSI pro forma (3) . . . . . . . . . .     1.11                   1.89

Common dividends:
    Fourth Financial historical  .  . . .   $  .52                $   .98
    OSI historical (2). . . . . . . . . .       --                     --
    Historical pro forma equivalent (4) .      .44                    .82

Book value per share of common stock:
    Fourth Financial historical . . . . .   $18.36                $ 18.73
    Fourth Financial pro forma (1). . . .    18.51                  18.76
    OSI historical (2). . . . . . . . . .    17.35                  14.73
    OSI pro forma (3) . . . . . . . . . .    15.55                  15.76

__________________

(1) Pro forma data includes the combination of Fourth Financial, Equity Bank for Savings, F.A. ("Equity"), Emprise Bank, National Association ("Emprise"), and OSI. See "Pro Forma Financial Statements."

(2) The historical financial statements of OSI have a fiscal year end of September 30.

(3) Pro forma data multiplied by the .84 share of Fourth Stock expected to be received for each share of OSI Stock.

(4) Fourth Financial historical dividends multiplied by the .84 share of Fourth Stock expected to be received for each share of OSI Stock.


                              COMPARATIVE PER SHARE DATA
                            APPLICABLE TO OSI SHAREHOLDERS

   Pro Forma Fourth Financial, Recent Acquisitions, OSI, and Pending Acquisition


                                           Six Months Ended    Year Ended December 31,
                                           ----------------    -----------------------
                                             June 30, 1994             1993
                                           ----------------          --------
Primary earnings before extraordinary
 items and change in accounting principle:
    Fourth Financial historical. . . . . . .   $ 1.33                $  2.27
    Fourth Financial pro forma (1) . . . . .     1.37                   2.35
    OSI historical (2) . . . . . . . . . . .      .95                    .80
    OSI pro forma (3). . . . . . . . . . . .     1.15                   1.97

Fully diluted earnings before extraordinary
  items and change in accounting principle:
    Fourth Financial historical. . . . . . .   $ 1.29                $  2.20
    Fourth Financial pro forma (1) . . . . .     1.33                   2.27
    OSI historical (2) . . . . . . . . . . .      .95                    .80
    OSI pro forma (3). . . . . . . . . . . .     1.12                   1.92

Common dividends:
    Fourth Financial historical  . . . . . .   $  .52                $   .98
    OSI historical (2) . . . . . . . . . . .       --                     --
    Historical pro forma equivalent (4). . .      .44                    .82

Book value per share of common stock:
    Fourth Financial historical. . . . . . .   $18.36                $ 18.73
    Fourth Financial pro forma (1) . . . . .    18.44                  18.68
    OSI historical (2) . . . . . . . . . . .    17.35                  14.73
    OSI pro forma (3). . . . . . . . . . . .    15.49                  15.69

__________________

(1) Pro forma data includes the combination of Fourth Financial, Emprise, Equity, OSI, and the pending acquisitions of Blackwell Security Banchares, Inc. ("BSB") and Standard Bancorporation, Inc.
           ("SBI").  See "Financial Statements and Related Information."

(2) The historical financial statements of OSI have a fiscal year of September 30.

(3) Pro forma data multiplied by the .84 share of Fourth Stock expected to be received for each share of OSI Stock.

(4) Fourth Financial historical dividends multiplied by the .84 share of Fourth Stock expected to be received for each share of OSI Stock.

                         THE SPECIAL MEETING


General


    This Proxy Statement-Prospectus is being furnished to holders of OSI Stock in connection with the solicitation of proxies by the OSI Board of Directors for use at the Special Meeting to be held on December 15, 1994, and any adjournments or postponements thereof. At the Special Meeting, the stockholders of OSI will be asked to consider and vote upon the approval and adoption of the Agreement and the OSI Merger Agreement and the transactions contemplated thereby, and to transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.


Voting and Revocation of Proxies


    Only OSI stockholders of record at the close of business on November 10, 1994, will be entitled to notice of or to vote at the Special Meeting or any adjournments thereof. At the close of business on such date, there were 421,658 shares of common stock of OSI, par value $.01 per share outstanding.


    As of November 10, 1994, there were approximately 212 record holders of OSI Stock. The holders of OSI Stock are all entitled to one vote per share at the Special Meeting.


    The affirmative vote by the holders of at least a majority of the issued and outstanding OSI Stock is required to approve the Agreement and the OSI Merger Agreement. Approval and adoption of the Agreement and the OSI Merger Agreement and the related transactions are being submitted as a single proposal at the Special Meeting and may not be voted upon other than as a single proposal.

    Shares represented by properly executed proxies will, unless such proxies have been revoked, be voted at the Special Meeting in accordance with the instructions indicated on such proxies. In the absence of instructions to the contrary, such shares will be voted FOR approval and adoption of the Agreement and the related OSI Merger Agreement, and in the discretion of the proxy holders as to any other matter which may properly come before the Special Meeting. OSI does not anticipate that any other matters will come before the Special Meeting.

    One-third of the outstanding OSI Stock present in person or by proxy will constitute a quorum for the transaction of business at the Special Meeting. Proxies marked to abstain from voting will be treated as shares that are present at the Special Meeting for purposes of determining the presence of a quorum for the transaction of business at the Special Meeting, but broker non-votes (if any), as described below, will not be counted.


    A beneficial owner of stock held of record in street name has the right to direct the street name holder how to vote such stock. In the absence of voting directions by the beneficial owner with respect to routine matters only, street name holders may exercise their own discretion in voting on such matters, so that such stock is counted not only for quorum purposes, but also in determining whether the matter received the requisite number of affirmative votes for passage. If the beneficial owner of stock held in street name does not direct the street name holder how to vote such stock, and the matter submitted to stockholder vote is non-routine, such as approval of the Agreement, the street name holder is not allowed to exercise its discretion and to vote the shares, which inability is referred to as a "broker non-vote."


    The proposal to approve the Agreement and the OSI Merger Agreement requires the affirmative vote of the holders of a majority of the issued and outstanding OSI Stock as of the record date. Therefore, failure to return a properly executed proxy card or to vote in person at the Special Meeting, abstentions and broker non-votes will have the practical effect of a vote against the Agreement and the OSI Merger Agreement.

    A stockholder who has given a proxy may revoke it at any time prior to its exercise at the Special Meeting by giving written notice of revocation, giving a duly executed proxy bearing a later date to the Secretary of OSI, or revoking the proxy and voting in person at the Special Meeting. Attendance at the Special Meeting will not in and of itself constitute a revocation of a proxy.


              THE AGREEMENT AND PROPOSED MERGERS


General

   The descriptions of the Agreement and the Merger Agreements contained in this Proxy Statement-Prospectus are qualified in their entirety by reference to such agreements, the full texts of which are contained in Annex I to this Proxy Statement-Prospectus and are incorporated herein by reference.


    The Agreement and the OSI Merger Agreement have been approved by the Boards of Directors of Fourth Financial and OSI. Although approval of the Agreement and the OSI Merger Agreement by the stockholders of OSI is required, Fourth Financial does not need to obtain approval of its stockholders to consummate the Agreement and the OSI Merger Agreement.

    The Agreement provides for the simultaneous mergers of OSI into Fourth Financial and of Stillwater Federal into BANK IV Oklahoma. Upon consummation of the two Mergers, OSI and Stillwater Federal will both cease to exist separately. The time and date on which the Mergers will be consummated is referred to herein and in the Agreement as the "Effective Time".

Background and Reasons for the Mergers; Recommendation of the OSI Board of Directors


    In March 1994, OSI received an unsolicited offer to negotiate a merger with Fourth Financial on terms that the Board of Directors of OSI, in the exercise of their fiduciary duties to shareholders, chose to pursue. Pursuant to the terms of the letter approving OSI's acquisition of Stillwater Federal, on April 15, 1994, OSI requested, and subsequently received, permission from the Office of Thrift Supervision (the "OTS"), to negotiate with Fourth Financial, to enter into an agreement in principle, and to begin negotiations toward a definitive agreement with Fourth Financial. A period of negotiations between OSI and Fourth Financial followed, and on April 20, 1994, the companies jointly announced an agreement in principle whereby OSI would be acquired by Fourth Financial and merge with Fourth Financial. On July 21, 1994, the parties entered into the Agreement. On November 8, 1994, the parties amended the Agreement to extend the deadline for closing to February 28, 1995.


    Following the Mergers, BANK IV Oklahoma will be able to offer Stillwater Federal's customers a wide variety of lending programs, trust, international, and mutual fund investment services that Stillwater Federal does not offer currently.
Based on Fourth Financial's operations to date, management of OSI believes (but can grant no assurance in the future) that shareholders will benefit from an increased dividend payout, as well as the more liquid market for Fourth Financial shares. After a long and studied consideration of the above and other factors, the Board of OSI unanimously concluded that it would be in the best interest of the OSI shareholders to recommend approval of the Agreement and the OSI Merger to its shareholders.

    The Board of Directors of Fourth Financial approved the Agreement because it believes the acquisition by Fourth Financial of a financial institution serving the Stillwater, Oklahoma market is in the best interests of Fourth Financial and its stockholders.

    The Board of Directors of OSI has unanimously approved the Agreement and the transactions contemplated thereby and recommends that OSI stockholders vote FOR approval and adoption of the Agreement and the related OSI Merger Agreement.

Opinion of Financial Advisor to OSI


    The Board of Directors of OSI retained Charles Webb & Company ("Webb") to render a fairness opinion in connection with the OSI Merger. Webb has issued an opinion dated July 21, 1994 and confirmed on November 8, 1994, that the OSI Merger is fair, from a financial point of view, to the stockholders of OSI. The opinion is included as Annex III to this Proxy Statement-Prospectus.


    Webb is an investment advisory firm that is engaged, among other things, in the evaluation of thrift institutions and their securities, the negotiation and structuring of merger and acquisition transactions, and other financial advisory matters for thrift institutions.

   Under the terms of its agreement with OSI, Webb will be paid a fee of $40,000 for the issuance of a fairness opinion to OSI and its shareholders. OSI has also agreed to indemnify Webb against certain liabilities under any applicable federal or state law, including liabilities arising out of securities law.

    In rendering its fairness opinion, Webb has relied, among other things, upon its evaluation of financial and other information supplied to it by OSI, Stillwater Federal, and Fourth Financial. Prior to execution of the Agreement, Webb studied financial and other business data supplied by OSI and Stillwater Federal, including audited financial statements for the years ended September 30, 1991, 1992, and 1993, and subsequent financial statements (unaudited) for the quarters ended December 31, 1993, March 31, 1994, and June 30, 1994. In addition, Webb analyzed proposals submitted by Fourth Financial, evaluated the prices of OSI and Fourth Financial shares since the conversion of Stillwater Federal in June 1993, reviewed the financial and stock market data of other savings and loan companies and holding companies in Oklahoma and adjacent states and the financial terms of other recent transactions involving mergers and acquisitions of savings and loan associations. With particular regard to its analysis of comparable transactions, Webb considered the nature and terms of ten merger and acquisition transactions involving thrifts and thrift holding companies which were pending or completed as of July 21, 1994. These transactions involved publicly-traded thrift and thrift holding company acquisition transactions which ranged in transaction value from approximately $10 million to $25 million, compared to the estimated transaction value of the OSI transaction of $11.2 million upon the signing of the definitive agreement. Webb selected ten acquisition transactions which they considered most closely comparable to OSI. A comparison of the terms of the transactions involving these ten companies indicated that the consideration to be paid for OSI's common stock was above the median level of the group as a multiple of price to book value, 151% as compared to 135% for the group (range: 105% to 183% for the group), and as a multiple of price to earnings, the consideration was below the median, 9.3x as compared to 13.6x for the group (range: 6.7x through 45.8x for the group).
In addition to the analysis of comparable merger and acquisition transactions and the consideration of the audited financial statements of OSI and Stillwater Federal for the fiscal years ended September 30, 1991, 1992, and 1993, Webb discussed with the management and directors of OSI the outlook for the companies, considered the regulatory environment applicable to OSI and Stillwater Federal and such other matters as it determined to be relevant to the fairness opinion it has given.

Exchange Ratio

    Upon consummation of the OSI Merger, all of the shares of OSI Stock outstanding at the time the OSI Merger is effected will cease to exist, and each share of OSI Stock will automatically be converted into the right to receive
0.84 share of Fourth Stock.

Interests of Certain Persons in the Mergers


    In considering the recommendation of OSI's Board of Directors, OSI stockholders should be aware that certain members of management of OSI and of such Board have certain interests in the Mergers that are in addition to the interests of stockholders generally and which may create potential conflicts of interest.



    Buchanan Employment Agreement. Beth F. Buchanan, President of OSI and Stillwater Federal, is a party to an employment agreement dated January 1, 1994, with Stillwater Federal that provides for her to be employed for a three-year term, renewable annually, and for her to receive full payment of her compensation for the unexpired portion of the term of the agreement if her employment is terminated other than for "cause" as defined in such agreement or if she resigns as a result of a "loss of status," as defined in the agreement, or if her duties are substantially reduced other than for "cause". The employment agreement also provides that if her employment is terminated in connection with, or within 12 months of, a "change of control" of OSI or Stillwater Federal (such a "change of control" will occur if the Mergers are effected), she is entitled to (i) a lump sum payment equal to 299% of a base amount of compensation as defined in Section 280G(b)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), and
(ii) continued payment of salary under her employment agreement. The Agreement provides that, as a condition to Fourth Financial's obligation to effect the Mergers, such employment agreement be replaced by an agreement between Ms. Buchanan and BANK IV Oklahoma in which BANK IV Oklahoma will agree to pay her the 299% of base compensation payment to which she is entitled upon a change of control in consideration of her agreeing to terminate her employment agreement. Such payment will be approximately $220,000.It is anticipated that Ms. Buchanan, whose 1994 annual compensation from Stillwater Federal will be approximately $81,720, will be employed by BANK IV Oklahoma after the Effective Time in a management capacity on an "at will basis" at an initial estimated base salary of approximately $77,500 with an additional one-time payment of $7,500 upon her commencing employment with BANK IV Oklahoma and will be provided an opportunity to receive a bonus under BANK IV Oklahoma's standard bonus plan. Ms. Buchanan will also receive an annual automobile allowance, the right to defer a portion of her compensation under Fourth Financial's non-qualified deferred compensation plan, a country club membership, and other employee benefits generally afforded to officers of BANK IV Oklahoma of comparable employment grade.



    Employee Stock Benefit Plans. Subject to obtaining a favorable ruling from the Internal Revenue Service as to OSI's employee stock ownership plan's (the "ESOP") existing and continuing tax-qualified status on or before June 30, 1995, the Agreement provides that OSI's existing ESOP will be terminated as of the Effective Time with all unallocated shares of Fourth Stock being allocated to the existing participants in the ESOP and that the ESOP's assets, which will consist primarily of 24,106 shares of Fourth Stock, will be distributed to the participants in the ESOP at the Effective Time after repaying its existing loan. If such letter is not received by such date, the ESOP will be merged into an existing savings and investment plan of Fourth if such merger would not adversely affect Fourth Financial's plan and in any event no unallocated shares will be allocated to the current participants in the plan. If the favorable termination letter is received by June 30, 1995 and the ESOP is terminated as of the Effective Time, it is anticipated that Beth F. Buchanan, President and Chief Executive Officer of OSI and Stillwater Federal, will receive approximately 2,274 shares of Fourth Stock upon such distribution and that all executive officers and directors of OSI as a group will receive an aggregate of 3,562 shares of Fourth Stock from the ESOP. Of the shares of Fourth Stock that would be received by Ms. Buchanan and the executive officers and directors of OSI as a group, 1,805 and 2,790 shares, respectively, would be attributable to the allocation to such persons of previously unallocated shares of OSI Stock as a result of the Agreement.


   The Agreement provides that all unexercised options that OSI has issued under its 1993 Stock Option and Incentive Plan will either be exercised or terminated and that all 10,045 shares of restricted stock issued under OSI's Recognition and Retention Plan will be vested.
Beth F. Buchanan, President and Chief Executive
Officer of OSI and Stillwater Federal, holds options issued under such incentive stock option plan to purchase 4,099 shares of OSI Stock, all executive officers of OSI and Stillwater Federal (two persons) hold options to purchase an aggregate of 6,149 shares of OSI Stock, and all directors and executive officers of OSI and Stillwater Federal as a group (7 persons) hold options to purchase an aggregate of 16,803 shares. All of such options have an exercise price of $10.00 per share. It is anticipated that all directors and executive officers of OSI and Stillwater Federal will exercise all of their vested and unvested stock options in connection with the OSI Merger. Beth F. Buchanan, President and Chief Executive Officer of OSI and Stillwater Federal holds 2,460 shares of OSI restricted stock, all executive officers of OSI and Stillwater Federal (2 persons) hold 3,075 shares of OSI restricted stock and all directors and executive officers of OSI and Stillwater Federal as a group (7) persons hold 7,380 shares of OSI restricted stock, all of which will become vested at the Effective Time. All shares of restricted stock and shares received upon the exercise of stock options will be exchanged in the OSI Merger for the same merger consideration as that received by all other OSI shareholders.


    Continuation of Directors' and Officers' Liability Insurance. The Agreement provides that Fourth Financial will provide directors' and officers' liability insurance to the officers and directors of OSI and Stillwater Federal comparable to that presently maintained by OSI. Such insurance coverage is to be furnished for a three-year period commencing at the Effective Time.

   Membership on Advisory Board of Directors of BANK IV Oklahoma. The Agreement provides that the persons serving as directors of Stillwater Federal at the Effective Time will be invited to be members of an "advisory board of directors" of BANK IV Oklahoma to serve at the pleasure of BANK IV Oklahoma. Such persons, who are not officially directors of BANK IV Oklahoma, serve in an advisory and goodwill capacity in the various local markets in which BANK IV Oklahoma has major branches. Local advisory directors of BANK IV Oklahoma currently receive fees of $450 per meeting, with eight meetings anticipated each year.

Conditions to and Abandonment of the Mergers; Amendment

    The respective obligations of Fourth Financial and OSI to effect the Mergers are subject to the satisfaction and continuance in effect as of the Effective Time of a number of conditions, among which are the following: (i) the representations and warranties made by each party shall be true in all material respects; (ii) the requisite approvals of the stockholders of OSI shall have been obtained; (iii) all necessary governmental approvals shall have been obtained;
(iv) absence of litigation or judicial decree or order preventing the Mergers;
(v) receipt of certain legal opinions and certificates; (vi) receipt of certain agreements from "affiliates" of OSI concerning future sales of the Fourth Stock to be received by them in the OSI Merger; (vii) the performance by the parties of their respective covenants contained in the Agreement; (viii) Stillwater Federal having a minimum net worth of at least $6,600,000, calculated in accordance with generally accepted accounting principles including any adjustment required by Financial Accounting
Standards ("FAS") No. 109 to properly record the effect of income taxes, but excluding any adjustments required by FAS No. 115 to adjust Stillwater Federal's available-for-sale investment securities portfolio to market value and all accounting entries made in anticipation of the Mergers;
(ix) all of OSI's existing stock options being exercised or cancelled by receipt of the Merger Consideration less the exercise price per share in accordance with the agreements pursuant to which they were granted by the Effective Time; (x) the holders of not more than 5% of the issued and outstanding OSI Stock having validly exercised their rights as dissenting stockholders of OSI; (xi) Ms. Buchanan executing the employment agreement with BANK IV Oklahoma described elsewhere in this Proxy Statement-Prospectus; (xii) OSI having received the "fairness opinion" described elsewhere in this Proxy Statement-Prospectus; and
(xiii) Fourth Financial having received satisfactory environmental reports on Stillwater Federal's real properties indicating aggregate potential environmental liabilities or clean-up costs would not exceed $150,000.

   It is contemplated that all of the closing conditions will be satisfied prior to consummation of the Mergers, but the Agreement specifically permits any party to waive occurrence of any of such conditions other than those required by law, such as obtaining stockholder and governmental approvals. No waiver of a condition will be made that would be materially adverse to OSI stockholders.

    Subject to applicable law, either before or after stockholder approval, the Agreement may only be amended by written instrument executed by both parties.

Termination; Termination Fee


    The Agreement may be terminated and the Mergers abandoned at any time prior to the Effective Time, before or after approval of the Agreement by the stockholders of OSI, either by mutual consent of the parties or by either Fourth Financial or OSI in the event of a material breach of a covenant or representation or warranty by the other which is not remedied within 30 days of delivery of written notice thereof. The Agreement was amended on November 8, 1994 to provide that, unless extended by written agreement of the parties, the Agreement will terminate automatically if the conditions to closing have not occurred on or before February 28, 1995.


    OSI has agreed not to initiate or solicit any offers or discussions or negotiations with respect to any merger, consolidation, or other form of business combination involving OSI or
Stillwater Federal, the sale of substantially all of the assets of either of them, or the acquisition of the capital stock of either of them by any potential acquiror by means of a tender offer or otherwise, but such provision does not prohibit the OSI Board of Directors from considering and accepting (after affording Fourth Financial a reasonable opportunity to discuss such offer directly with the Board of Directors of OSI and an opportunity to match such offer) an offer that has not been solicited by OSI or anyone acting on its behalf that, in the opinion of OSI's legal counsel, the OSI Board of Directors is obligated to consider in order to fulfill its fiduciary obligations to OSI's stockholders. If, however, OSI terminates the Agreement in order to accept any such offer, OSI is obligated to pay Fourth Financial $500,000 plus all of Fourth Financial's documented out-of-pocket expenses reasonably incurred by Fourth Financial and its subsidiaries in negotiating, preparing, executing, and performing the Agreement and in preparing for the Mergers up to a maximum of $300,000.

    The Agreement and OSI Merger Agreement may also be terminated by either OSI or Fourth Financial, if, without fault on the part of the party terminating the Agreement, the OSI Merger Agreement is not approved by the OSI stockholders or if there had been a denial of a required approval or the granting of a required approval contingent upon compliance with terms reasonably deemed onerous by Fourth Financial.

Effective Time


   The Agreement provides that, unless otherwise agreed, the Effective Time will be on a date no later than the last day of the month in which the last required regulatory approval is received and the latest legally required waiting period expires but not later than February 28, 1995. The parties have agreed to exert their best efforts to cause the Effective Time to be on or before February 28, 1995. The closing could be delayed because of the pending protest filed with the OCC by a community coalition described above in the Summary section of this Proxy Statement-Prospectus.


Covenants

    The Agreement contains certain covenants to which OSI and Fourth Financial have agreed. Among those covenants are agreements that, without the prior consent of Fourth Financial, neither Stillwater Federal nor OSI will: amend any of its charter documents; issue any capital stock except upon exercise of OSI's existing options; dispose of any of its assets other than in the usual course of business; enter into any material contract not in the ordinary course of business; or enter into any transaction or take any other action which would constitute a breach of any of the representations, warranties, or covenants contained in the Agreement. OSI has also agreed to conduct its and Stillwater Federal's businesses in the ordinary course as previously conducted, to take all necessary actions to assist in obtaining governmental approvals and to cause the Mergers to be consummated in accordance with the Agreement, to cooperate with Fourth Financial in obtaining title insurance policies, "Phase I" environmental reports, and surveys covering certain of Stillwater Federal's real property, and to exert its best efforts to cause all existing options to acquire OSI Stock to be exercised or cancelled prior to the Effective Time. OSI has also agreed to cause the federal stock charter of Stillwater Federal to be amended to delete, effective the Effective Time, provisions prohibiting the beneficial ownership of more than 10% of any class of Stillwater Federal's equity securities. In addition to customary covenants by Fourth Financial that it will utilize its best efforts to effect the Merger in accordance with the terms and conditions of the Agreement, Fourth Financial has expressly agreed that: all employees of OSI and Stillwater Federal who become employees of BANK IV Oklahoma after the Effective Time will receive substantially the same employee benefits that BANK IV Oklahoma employees receive; Fourth Financial will honor its acquisition severance schedule previously furnished to OSI with respect to OSI's and Stillwater Federal's employees who are terminated due to job eliminations within six months of the Effective Time; neither Fourth Financial nor its subsidiaries will amend any of their charter documents so as to materially adversely affect the rights of OSI stockholders who become Fourth Financial stockholders pursuant to the OSI Merger; and neither it nor its subsidiaries will enter into any contract with another party which will materially interfere with the consummation of the Agreement and the OSI Merger Agreement.

Dividends


    The Agreement provides that without the consent of Fourth Financial neither OSI nor Stillwater Federal may declare or pay any cash dividends prior to the Effective Time, except that if the Effective Time is subsequent to November 15, 1994 (as will be the case) OSI may declare and pay a quarterly cash dividend per share of OSI Stock equal to the product of 0.84 multiplied by the per share quarterly cash dividend declared by Fourth Financial on Fourth Stock prior to the Effective Time. It is anticipated that a cash dividend of at least $0.218 per share will be declared by OSI to be paid prior to the Effective Time to OSI stockholders.


Exchange of Certificates; Fractional Shares

    As soon as practicable following the consummation of the OSI Merger, OSI stockholders will be notified by Fourth Financial of the procedure to be followed to exchange their stock certificates for certificates of Fourth Stock.

    Until surrendered for exchange, each currently outstanding OSI stock certificate will be deemed to represent the right to receive the Fourth Stock into which such stock has been converted in the OSI Merger. No dividends or other form of distribution declared by Fourth Financial will be paid to former OSI stockholders until the OSI stock certificates are surrendered and exchanged for Fourth Stock certificates. Upon surrender and exchange of OSI stock certificates, there will be paid to the record holders of the Fourth Stock certificates issued in exchange the amount, without interest thereon, of dividends and other distributions, if any, which would otherwise have become payable on or after the Effective Time with respect to the number of full shares of Fourth Stock represented thereby.

    No fractional shares of Fourth Stock will be issued in the OSI Merger. Each person otherwise entitled to a fractional share will be paid the cash value for such fractional share, without interest, based on the closing sales price for Fourth Stock in the NASDAQ National Market System two trading days preceding the Effective Time as reported in the Southwest Edition of The Wall Street Journal.

Management After the Mergers

    The Agreement provides that the current officers and directors of Fourth Financial will continue to be the officers and directors of Fourth Financial after the Mergers. Information concerning the executive officers of Fourth Financial is contained in Item 1 of the Form 10-K of Fourth Financial for the year ended December 31, 1993 ("Fourth 10-K") under the caption "Executive Officers of the Registrant" and information concerning the directors of Fourth Financial is contained in the revised proxy statement for Fourth Financial's annual meeting of stockholders held on April 21, 1994, under the caption "Election of Directors", both of which descriptions are hereby incorporated by reference.

Accounting Treatment

    Fourth Financial anticipates that it will treat the Mergers as a purchase of assets for accounting and financial reporting purposes.

Certain Federal Income Tax Consequences

    The following discussion is a general summary of the material federal income tax consequences of the OSI Merger to OSI stockholders and does not purport to be a complete analysis or listing of all potential tax considerations or consequences relevant to a decision whether to vote for the approval of the OSI Merger. The discussion does not address all aspects of federal income taxation that may be applicable to OSI stockholders subject to special federal income tax treatment including (without limitation) foreign persons, insurance companies, tax-exempt entities, retirement plans, dealers in securities, and persons who acquired their OSI Stock pursuant to the exercise of employee stock options or otherwise as compensation. The discussion addresses neither the effect of any applicable state, local, or foreign tax laws, nor the effect of any federal tax laws other than those pertaining to the federal income tax. In view of the individual nature of federal income tax consequences, each OSI stockholder is urged to consult his or her own tax advisor to determine the specific tax consequences of the OSI Merger to him or her.


   The discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), regulations and rulings now in effect or proposed thereunder, current administrative rulings and practice, and judicial precedent, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences discussed herein. The discussion is also based on certain assumptions and representations regarding the factual circumstances that will exist at the Effective Time, including certain representations of Fourth Financial, OSI, and certain stockholders of OSI. If any of these factual assumptions or representations is inaccurate, the tax consequences of the OSI Merger could differ from those described herein. The discussion assumes that shares of OSI Stock are held as capital assets (within the meaning of Section 1221 of the Code).


Tax Opinion
- -----------

    OSI has obtained the opinion of Deloitte & Touche LLP as follows:

                  Taxation of Shares Exchanged in the OSI Merger

      1. The OSI Merger should qualify as a reorganization under Section 368(a)(1)(A) of the Code. Fourth and OSI should both be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

      2. No gain or loss should be recognized by OSI shareholders upon the exchange of their OSI Stock (including fractional share interests that they might otherwise be entitled to receive) solely for Fourth Stock, by reason of the application of Section 354(a)(1) of the Code.

      3. The basis of Fourth Stock (including fractional share interests that they might otherwise be entitled to receive) received by the shareholders of OSI should be the same as the basis of the OSI Stock exchanged therefor, by reason of the application of Section 358(a)(1) of the Code.

      4. The holding period of the Fourth Stock (including fractional interests that they might otherwise be entitled to receive) received by the OSI shareholders should include the holding period of the OSI Stock surrendered in the exchange, provided the OSI Stock was held as a capital asset on the date of the exchange, by reason of the application of Section 1223(1) of the Code.

                    Taxation of Cash Received in the OSI Merger

      1. Cash received by a shareholder of OSI otherwise entitled to receive a fractional share of Fourth Stock in exchange for his OSI Stock should be treated as if the fractional shares were distributed as part of the exchange and then were redeemed by Fourth Financial. These cash payments should be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in Section 302(a) of the Code. This receipt of cash should result in gain or loss measured by the difference between the basis of such fractional share interest and the cash received. Such gain or loss should be capital gain or loss to the OSI shareholder, provided the OSI Stock was a capital asset in such shareholder's hands and as such, should be subject to the provisions and limitations of Subchapter P of Chapter 1 of the Code (Rev. Rul. 66-365 and Rev. Proc. 77-41).

      2. Where cash is received by a dissenting OSI shareholder, such cash should be treated as received by the OSI shareholder as a distribution in redemption of his stock, subject to the provisions and limitations of
    Section 302 of the Code. This receipt of cash should result in gain or loss measured by the difference between the basis of such stock and the cash received. Such gain or loss should be capital gain or loss to the OSI shareholder, provided the OSI Stock was a capital asset in such shareholder's hands and as such, should be subject to the provisions and limitations of Subchapter P of Chapter 1 of the Code.

Such opinion is subject to the conditions stated therein and relies on various representations made by Fourth and OSI. Copies of the opinion are available, without charge, to OSI stockholders upon written request to OSI. An opinion of Deloitte & Touche LLP, unlike a private letter ruling from the Internal Revenue Service (the "Service"), has no binding effect on the Service. The Service could take a position contrary to Deloitte & Touche LLP's opinion and, if the matter is litigated, a court may reach a decision contrary to the opinion. No ruling from the Service with respect to any federal income tax consequences of the OSI Merger has been or will be requested. Each OSI stockholder who contemplates exercising dissenter's rights should consult his or her own tax advisor as to the possibility that any payment to him or her will be treated as dividend income.

Withholding

   Under federal backup withholding rules, unless an exemption applies under the applicable law and regulations, Fourth Financial or the exchange agent engaged by it will be required to withhold 31% of all cash payments of $20 or more made in exchange for fractional shares unless the OSI stockholder or other payee provides his or her taxpayer identification number (social security number in the case of an individual, employer identification number in the case of other taxpayers) and certifies that such number is correct. Each OSI stockholder and, if applicable, each other payee should complete and sign the Substitute W-9 form that will be included as part of the letter of transmittal mailed to OSI stockholders after the Effective Time so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to Fourth Financial.


   THE FOREGOING IS A GENERAL SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE OSI MERGER AND IS INCLUDED FOR GENERAL INFORMATION ONLY. THE FOREGOING SUMMARY DOES NOT TAKE INTO ACCOUNT THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH OSI STOCKHOLDER'S FEDERAL INCOME
TAX STATUS AND ATTRIBUTES.  AS A RESULT, THE
FEDERAL INCOME TAX CONSEQUENCES ADDRESSED IN THE FOREGOING SUMMARY MAY NOT APPLY TO EACH OSI STOCKHOLDER. EACH OSI STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

Resales of Fourth Stock Issued in the OSI Merger; Affiliates

   Shares of Fourth Stock received by persons who are deemed to be "affiliates", as such term is defined in the rules of the Commission promulgated under the Securities Act of 1933, as amended (the "Securities Act"), of OSI prior to the OSI Merger may be resold by them during the two years after the Effective Time only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act. The Agreement provides that OSI will furnish Fourth Financial a list of its affiliates and such persons are required to execute and deliver a written agreement to the effect that they will not offer or sell shares of Fourth Stock received in the OSI Merger in violation of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

    All certificates evidencing Fourth Stock issued in the OSI Merger to affiliates of OSI will bear a legend restricting transfer of such shares as described above.

Expenses


   Each party to the Agreement is to pay its own expenses incurred in connection therewith and in connection with the consummation of the Mergers whether or not the Mergers are effected. It is anticipated that OSI's expenses will be approximately $180,000 including the $40,000 fee to be paid to Charles Webb & Company, and that Fourth Financial's expenses will be approximately $125,000.
In addition to the solicitation of proxies by use of the mail, OSI may utilize the services of its officers and directors, who will receive no additional compensation, to solicit proxies personally and by telephone from stockholders. The costs of preparing and mailing these proxy solicitation materials and other costs attributable to the Special Meeting are to be borne by OSI regardless of whether the Agreement and the OSI Merger Agreement are approved at the Special Meeting.



Appraisal Rights of Dissenting OSI Stockholders

    Set forth below is a discussion of appraisal rights generally available to stockholders of Delaware corporations. A stockholder of OSI who desires to dissent from the Agreement and the OSI Merger Agreement pursuant to Section 262 of the Delaware General Corporation Law and receive cash payment for his or her shares must comply with each of the following conditions and requirements:

    1. Such stockholder must deliver to OSI before the taking of the vote on the Agreement and the OSI Merger Agreement a written demand for appraisal of such stockholder's shares. Such demand should be delivered or mailed in time to arrive before the vote at the Special Meeting to Oklahoma Savings, Inc., 601 South Husband, Stillwater, Oklahoma 74074, Attention: Vickie L. Nickels, Secretary. Such a written demand must be made in addition to, and separate from, any proxy or vote against adoption and approval of the Agreement. Neither a proxy vote against, nor a vote at the meeting against, nor a failure to vote for, nor abstaining from voting on the Agreement and the OSI Merger Agreement will constitute the required written demand. Unless a stockholder files the written demand as provided above, he or she will not have any rights as a dissenting stockholder.

    2. Such stockholder must not vote by proxy or in person in favor of adoption and approval of the Agreement and the OSI Merger Agreement. A stockholder who executes and returns an unmarked proxy will have his or her shares of OSI Stock voted in favor of the Agreement and the OSI Merger Agreement and as a consequence thereof will be foreclosed from exercising any rights as a dissenting stockholder. A stockholder who abstains from voting by marking a proxy "Abstain" or by otherwise not voting will not thereby be foreclosed from exercising dissenters' rights. The failure of a stockholder to vote at the OSI Special Meeting will not constitute a waiver of his or her rights as a dissenting stockholder.

    Within ten days from the Effective Time, Fourth Financial must mail to any stockholder who has complied with the two conditions described above (a "Dissenting Stockholder") written notice that the OSI Merger has become effective and include a copy of Section 262 of the Delaware General Corporation Law. A
Dissenting Stockholder who desires to pursue his or her rights as a dissenting stockholder then has 20 days from the date Fourth Financial mails such notice in which to demand in writing from Fourth Financial payment of the value of his or her stock.

    Upon written request made within 120 days of the Effective Time, any Dissenting Stockholder is entitled to receive from Fourth Financial a statement setting forth the aggregate number of shares not voted in favor of the OSI Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares.

    If, within 120 days following the Effective Time, Fourth Financial and any Dissenting Stockholder fail to agree on the value of the stockholder's shares, either Fourth Financial or any Dissenting Stockholder may file a petition with the Delaware Court of Chancery for a determination by the court of the value of the stock of all Dissenting Stockholders. All Dissenting Stockholders, whether or not residents of the State of Delaware, would be parties to such action. If such an action is commenced, Fourth Financial would be required to file a verified list with the Register in Chancery in which the action is commenced containing the names and addresses of all Dissenting Stockholders.

    After notice of the hearing is both mailed and published, the court would then hold a hearing to determine the stockholders who have perfected their dissenters' rights and may require all such persons to submit their OSI stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and may dismiss the proceedings with respect to any Dissenting Stockholder who fails to comply with that order. The court would then, taking into account all relevant factors, determine the fair value of the stock of all of the Dissenting Stockholders exclusive of any element of value arising from the accomplishment or expectation of the merger, and order its payment to the Dissenting Stockholders, together with interest, if any, by Fourth Financial to the stockholders entitled thereto. Interest, if awarded, may be simple or compound as the court may direct. Court costs would be taxed upon the parties as the court directs. Payment shall be made by Fourth Financial to the Dissenting Stockholders upon the surrender to Fourth Financial of the certificates representing such stock. The costs of the proceedings may be assessed against the parties as the court deems equitable under the circumstances. Upon application of any Dissenting Stockholder, the court may order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceedings, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against all of the shares entitled to an appraisal.

    Any OSI stockholder who has duly demanded appraisal in compliance with
Section 262 of the Delaware General Corporation Law will not, after the Effective Time, be entitled to vote for any purpose the shares of OSI Stock subject to such demand or to receive payment of dividends or other distributions with respect to the shares held by such holder, except for dividends or distributions payable to stockholders of record at a date prior to the Effective Time of the OSI Merger.

    A demand for appraisal must be made by or for and in the name of the stockholder of record, fully and correctly, as such stockholder's name appears on the stockholder's stock certificates. Such demand cannot be made by the beneficial owner if the stockholder does not also hold the shares of record. If the stock is owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, such demand must be executed by the fiduciary. If the stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he or she is acting as agent for the record owner.

    If so directed by the beneficial owner or owners, a record owner, such as a broker, who holds stock as a nominee for others, may exercise the right of appraisal with respect to the shares held for all or less than all beneficial owners of shares held by the record owner. In such case, the written demand must set forth the number of shares as to which appraisal is sought. If the number of shares as to which appraisal is sought is not expressly mentioned, the demand will be presumed to cover all shares of stock outstanding in the name of such record owner. Persons whose shares are held by brokers or other nominees and who desire to exercise dissenters' rights of appraisal should consider either (a) arranging to have their shares transferred into their own names of record and making the necessary written demand for appraisal or (b) arranging to have their broker or other nominee, as the case may be, take all of the steps necessary to comply with the applicable statute.

    Stockholders who have elected to dissent are bound by their election unless they withdraw their demand within 60 days after the Effective Time and may not thereafter withdraw their election and receive Fourth Stock without the written consent of Fourth Financial.

    The foregoing discussion of dissenters' rights is a summary only and is qualified in its entirety by reference to Annex II to this Proxy
Statement-Prospectus.

Comparative Rights of Stockholders

    Although the Kansas General Corporation Code, under which Fourth Financial is organized, is patterned closely after the Delaware General Corporation Law, under which OSI is organized, the rights of the stockholders of OSI are different from the rights of stockholders of Fourth Financial with respect to several significant matters:

    1. Cumulative voting is in effect in the election of Fourth Financial directors. OSI does not have cumulative voting for election of directors. Cumulative voting means that each stockholder is entitled, in voting for directors, to as many votes as equals the number of shares of stock held by him or her on the record date multiplied by the number of directors to be elected, and such votes may all be cast for a single candidate or may be distributed among several or all of the candidates as the stockholder sees fit.

    2. The Certificate of Incorporation of OSI provides that, with certain exceptions, the affirmative vote of the holders of at least 80% of OSI Stock (not including shares held by the proposed seller) is required before OSI may purchase any shares of any equity security issued by OSI from anyone owning 5% or more of the outstanding OSI Stock. The organizational documents of Fourth Financial have no such requirement.

    3. The Certificate of Incorporation of OSI provides that the beneficial owner of more than 10% of the outstanding OSI Stock may not vote any shares so held in excess of the 10% limit. The organizational documents of Fourth Financial have no such restriction.

    The foregoing discussion of certain similarities and material differences between the rights of OSI and Fourth Financial stockholders under their respective charter documents and state laws is only a summary of certain provisions and does not purport to be a complete description of such similarities and differences, and is qualified in its entirety by reference to the General
Corporation Law of Delaware, the General Corporation Code of Kansas, the common law under such statutes, and the full texts of the Certificate of Incorporation of OSI, the Restated Articles of Incorporation of Fourth Financial, the respective Bylaws of OSI and Fourth Financial, and all amendments thereto.


                       PRO FORMA FINANCIAL STATEMENTS

                        FOURTH FINANCIAL CORPORATION,

               AND OKLAHOMA SAVINGS, INC. (Pending Acquisition)



     The following unaudited pro forma condensed consolidated statement of condition as of June 30, 1994 combines (1) the amounts shown in the historical consolidated statement of condition of Fourth Financial and
(2) the amounts shown in the historical consolidated statement of condition of OSI, both as of June 30, 1994. The combination of OSI is based on the purchase method of accounting. The pro forma condensed consolidated statement of condition is not necessarily indicative of the combined financial position as it may be in the future or as it might have been had the acquisition been consummated on June 30, 1994. The following notes describe the assumptions used in this pro forma condensed consolidated statement of condition. This pro forma condensed consolidated statement should be read in conjunction with the other pro forma and historical financial statements and notes thereto appearing elsewhere herein.

          PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF CONDITION
                            June 30, 1994
                             (Unaudited)
            (Dollars in thousands, except per share amounts)

                                                               Fourth                           Pro Forma
                                                                                       -------------------------
                                                             Financial       OSI      Adjustments     Combined
                                                             -----------   ---------   -----------    ----------
ASSETS:
  Cash and due from banks  . . . . . . . . . . . . . . . . .  $  391,918   $   5,755     $     --     $  397,673
  Interest-bearing deposits in other financial institutions.       1,829       1,089           --          2,918
  Investment securities. . . . . . . . . . . . . . . . . . .   3,275,160      17,226         (209) B   3,292,177
  Trading account securities . . . . . . . . . . . . . . . .       1,833          --           --          1,833
  Federal funds sold and securities purchased
   under agreements to resell. . . . . . . . . . . . . . . .      16,705          --          239  A      16,944
  Loans and leases . . . . . . . . . . . . . . . . . . . . .   3,620,509      71,635           --      3,692,144
  Allowance for credit losses. . . . . . . . . . . . . . . .     (73,573)       (840)          --        (74,413)
                                                              ----------   ---------     --------     ----------
    Net loans and leases . . . . . . . . . . . . . . . . . .   3,546,936      70,795           --      3,617,731
  Bank premises and equipment. . . . . . . . . . . . . . . .     155,425         946           --        156,371
  Income receivable and other assets . . . . . . . . . . . .     146,189       1,170       11,168  B     147,803
                                                                                              444  C
                                                                                          (11,168) C
  Intangible assets, net . . . . . . . . . . . . . . . . . .     109,537          --        4,046  C     113,583
                                                              ----------   ---------     --------     ----------
            Total assets . . . . . . . . . . . . . . . . . .  $7,645,532   $  96,981     $  4,520     $7,747,033
                                                              ----------   ---------     --------     ----------

LIABILITIES AND
 STOCKHOLDERS' EQUITY:
  Deposits . . . . . . . . . . . . . . . . . . . . . . . . .  $5,722,781   $  89,074     $     --     $5,811,855
  Other borrowings . . . . . . . . . . . . . . . . . . . . .   1,213,074         260           --      1,213,334
  Accrued interest, taxes, and other liabilities . . . . . .     107,148         359          929  C     108,436
  Long-term debt . . . . . . . . . . . . . . . . . . . . . .       9,532          --           --          9,532
                                                              ----------   ---------     --------     ----------
     Total liabilities . . . . . . . . . . . . . . . . . . .   7,052,535      89,693          929      7,143,157
                                                              ----------   ---------     --------     ----------

  STOCKHOLDERS' EQUITY:
  Preferred stock. . . . . . . . . . . . . . . . . . . . . .     100,000          --           --        100,000
  Common stock . . . . . . . . . . . . . . . . . . . . . . .     136,010           4           78  B     136,088
                                                                                               (4) C
  Capital surplus. . . . . . . . . . . . . . . . . . . . . .     106,540       3,720          239  A     107,576
                                                                                            1,036  B
                                                                                           (3,959) C
  Retained earnings. . . . . . . . . . . . . . . . . . . . .     266,659       3,853       (3,853) B     266,659
  Less:     Stock option loans and ESOP loans. . . . . . . .      (1,793)       (289)          --         (2,082)
            Treasury stock . . . . . . . . . . . . . . . . .     (10,054)         --       10,054  B          --
  Unrealized gains on available-for-sale securities. . . . .      (4,365)         --           --         (4,365)
                                                              ----------   ---------     --------     ----------
            Total stockholders' equity . . . . . . . . . . .     592,997       7,288        3,591        603,876
                                                              ----------   ---------     --------     ----------
              Total liabilities and stockholders' equity . .  $7,645,532   $  96,981     $  4,520     $7,747,033
                                                              ==========   =========     ========     ==========
  Book value per share of common stock . . . . . . . . . . .      $18.36                                  $18.51
                                                                  ======                                  ======
  Risk-based capital ratios:
      Tier I (regulatory minimum 4%) . . . . . . . . . . . .       10.97%                                  10.93%
      Total (regulatory minimum 8%). . . . . . . . . . . . .       12.22                                   12.18
  Leverage capital ratio (regulatory minimum 3%) . . . . . .        7.00                                    7.00

     Pro forma adjustments and notes to the condensed consolidated statement of condition are as follows (dollars in thousands):

     (A) To record the exercise of options for 23,149 of OSI shares pursuant to OSI's 1993 Stock Option and Incentive Plan.

     (B) To record the issuance of 372,262 shares of Fourth Stock in exchange for the 443,169 shares of OSI Stock estimated to be outstanding at consummation. The 356,684 shares of Fourth Stock held in treasury will be reissued in this transaction. This transaction is to be accounted for as a purchase. For purposes of the pro forma financial statements the Fourth Stock was valued at $30 per share.

     (C) To eliminate equity accounts and reflect the purchase method of accounting:

            Investment securities . . . . . . . . . . . . . . .       209
            Income receivable and other assets. . . . . . . . .       444
            Investment in subsidiary. . . . . . . . . . . . . .    11,168
            Intangible assets (cost in excess of
             net assets acquired) . . . . . . . . . . . . . . .     4,046
            Accrued interest, taxes, and other liabilities. . .       929

          The purchase price has been allocated to the identifiable assets and liabilities acquired based upon the estimate of their fair values with the excess allocated to cost in excess of net assets acquired. As required by Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes," deferred taxes have been recorded for the difference between the tax basis and book basis of the net assets at an effective rate of 39%.

          Cost in excess of net assets acquired is being amortized on the straight-line method over 20 years.


     Pro forma book value per share of common stock is based on the 26,845,241 issued and outstanding shares of common stock of Fourth Financial at June 30, 1994 and the 372,262 shares anticipated to be issued in the pending OSI acquisition.


                      PRO FORMA FINANCIAL STATEMENTS

                       FOURTH FINANCIAL CORPORATION,
 EQUITY BANK FOR SAVINGS, F.A., AND EMPRISE BANK, NATIONAL ASSOCIATION (Recent Acquisitions), AND OKLAHOMA SAVINGS, INC. (Pending Acquisition)



     The following unaudited pro forma condensed consolidated statements of income for the six months ended June 30, 1994 and 1993 and for the year ended December 31, 1993, combine (1) the amounts shown in the historical consolidated statements of income of Fourth Financial, which have been restated for pooling-of-interest transactions consummated prior to June 30, 1994, (2) the amounts shown in the historical consolidated statements of income of Equity (acquired May 26, 1994 and not presented separately herein), (3) the amounts shown in the historical consolidated statements of income of Emprise (acquired May 31, 1994 and not presented separately herein), and (4) the amounts shown in the historical consolidated statements of income of OSI. The historical financial statements of Fourth Financial, Equity, and Emprise all reflect December 31 year ends. OSI's historical financial statements reflect its September 30 fiscal year end. The combinations of Equity, Emprise, and OSI are based on the purchase method of accounting assuming, for pro forma purposes only, the acquisitions had been consummated at January 1, 1993, and other assumptions described in the following notes. The pro forma results for the year ended December 31, 1993 are not necessarily indicative of the results as they may be in the future. The pro forma results for the six months ended June 30, 1994 and 1993 also are not necessarily indicative of the results for a full year. The pro forma condensed consolidated statements of income should be read in conjunction with the other pro forma and historical financial statements and notes thereto appearing elsewhere herein.



                         PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                              (Unaudited)
                                 (In thousands, except per share amounts)



                                                            Six Months Ended           Year Ended
                                                                 June 30,             December 31,
                                                       --------------------------     ------------
                                                          1994            1993            1993
                                                       ----------      ----------     ------------

Interest income:
  Interest and fees on loans . . . . . . . . . . . . .   $152,634       $146,430        $298,580
  Interest on short-term investments . . . . . . . . .        829          1,827           2,689
  Interest and dividends on investment securities. . .     91,629         93,870         192,433
  Interest and dividends on trading
   account securities. . . . . . . . . . . . . . . . .         54             66             135
                                                         --------       --------        --------
    Total interest income. . . . . . . . . . . . . . .    245,146        242,193         493,837
                                                         --------       --------        --------
Interest expense:
  Interest on deposits . . . . . . . . . . . . . . . .     80,861         90,933         179,924
  Interest on other borrowings . . . . . . . . . . . .     19,270          9,330          24,153
  Interest on long-term debt . . . . . . . . . . . . .        692          1,283           2,273
                                                         --------       --------        --------
    Total interest expense . . . . . . . . . . . . . .    100,823        101,546         206,350
                                                         --------       --------        --------
Net interest income. . . . . . . . . . . . . . . . . .    144,323        140,647         287,487
Provision for credit losses. . . . . . . . . . . . . .        938          7,270           9,251
                                                         --------       --------        --------
Net interest income after provision
 for credit losses . . . . . . . . . . . . . . . . . .    143,385        133,377         278,236
Noninterest income . . . . . . . . . . . . . . . . . .     57,331         52,934         108,767
Noninterest expense. . . . . . . . . . . . . . . . . .    139,807        147,598         296,369
                                                         --------       --------        --------
Income before income taxes and cumulative
 change in accounting principle. . . . . . . . . . . .     60,909         38,713          90,634
Income taxes . . . . . . . . . . . . . . . . . . . . .     20,559          9,064          21,885
                                                         --------       --------        --------
Income before minority interest
 and cumulative change in
 accounting principle. . . . . . . . . . . . . . . . .     40,350         29,649          68,749
Minority interest. . . . . . . . . . . . . . . . . . .         --             --            (355)
                                                         --------       --------        --------
Income before cumulative change in
 accounting principle. . . . . . . . . . . . . . . . .   $ 40,350       $ 29,649        $ 68,394
                                                         ========       ========        ========
Income before cumulative change in
 accounting principle applicable
 to common and common-equivalent shares. . . . . . . .   $ 36,850       $ 26,149        $ 61,394
                                                         ========       ========        ========
Earnings before cumulative change in
 accounting principle per common share:
  Primary. . . . . . . . . . . . . . . . . . . . . . .      $1.36          $1.00           $2.33
                                                            =====          =====           =====
  Fully diluted. . . . . . . . . . . . . . . . . . . .      $1.32          $ .98           $2.25
                                                            =====          =====           =====


                              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                         Six Months Ended June 30, 1994
                                                   (Unaudited)
                                    (In thousands, except per share amounts)

                                                            Equity
                                                          and Emprise
                                              Fourth       (Recent                            Pro Forma
                                                                                      -----------------------
                                             Financial   Acquisitions)       OSI      Adjustments   Combined
                                            -----------  -------------  ------------  -----------  ----------
Interest income:
  Interest and fees on loans . . . . . . . .  $138,260      $13,165       $ 2,767     $   (687) A  $  152,634
                                                                                          (620) C
                                                                                          (251) D
  Interest on short-term investments . . . .       623          417           107        1,609  B         829
                                                                                        (1,658) D
                                                                                          (127) F
                                                                                          (142) G
  Interest and dividends on
   investment securities . . . . . . . . . .    85,885        5,034           476          215  C      91,629
                                                                                            19  E
  Interest and dividends on trading
   account securities. . . . . . . . . . . .        54           --           --            --             54
                                              --------      -------       ------      --------     ----------
    Total interest income. . . . . . . . . .   224,822       18,616        3,350        (1,642)       245,146
                                              --------      -------       ------      --------     ----------
Interest expense:
  Interest on deposits . . . . . . . . . . .    72,431        7,148        1,686          (404) C      80,861
  Interest on other borrowings . . . . . . .    17,655        1,600            8            (1) A      19,270
                                                                                          (142) G
                                                                                           150  C
  Interest on long-term debt . . . . . . . .       692           --           --            --            692
                                              --------      -------       ------      --------     ----------
    Total interest expense . . . . . . . . .    90,778        8,748        1,694          (397)       100,823
                                              --------      -------       ------      --------     ----------
Net interest income. . . . . . . . . . . . .   134,044        9,868        1,656        (1,245)       144,323
Provision for credit losses. . . . . . . . .       275          540          123            --            938
                                              --------      -------       ------      --------     ----------
Net interest income after provision
 for credit losses . . . . . . . . . . . . .   133,769        9,328        1,533        (1,245)       143,385
Noninterest income . . . . . . . . . . . . .    50,962        7,910          259        (1,800) A      57,331
Noninterest expense. . . . . . . . . . . . .   124,891       12,798        1,200           662  A     139,807
                                                                                           155  C
                                                                                           101  E
                                              --------      -------       ------      --------     ----------
Income before income taxes
 and cumulative change in
 accounting principle. . . . . . . . . . . .    59,840        4,440          592        (3,963)        60,909
Income taxes . . . . . . . . . . . . . . . .    20,497          535          187           (46) A      20,559
                                                                                           628  B
                                                                                          (458) C
                                                                                          (741) D
                                                                                             7  E
                                                                                           (50) F
                                              --------      -------       ------      --------     ----------
Income before cumulative
 change in accounting principle . . . . . .   $ 39,343      $ 3,905       $  405      $ (3,303)    $   40,350
                                              ========      =======       ======      ========     ==========
Income before cumulative
 change in accounting principle
 applicable to common and
 common-equivalent shares . . . . . . . . .   $ 35,843                                               $ 36,850
                                              ========                                               ========
Earnings before cumulative
 change in accounting principle
 per common share:
  Primary . . . . . . . . . . . . . . . . .      $1.33                                                  $1.36
                                                 =====                                                  =====
  Fully diluted . . . . . . . . . . . . . .      $1.29                                                  $1.32
                                                 =====                                                  =====


                              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                         Six Months Ended June 30, 1993
                                                   (Unaudited)
                                    (In thousands, except per share amounts)

                                                                Equity
                                                             and Emprise
                                                 Fourth        (Recent                           Pro Forma
                                                                                         -------------------------
                                                Financial   Acquisitions)       OSI      Adjustments     Combined
                                               -----------  -------------  ------------  -----------    ----------
Interest income:
  Interest and fees on loans . . . . . . . .     $128,349      $17,426       $ 3,140     $   (243) D    $ 146,430
                                                                                           (1,333) A
                                                                                             (909) C
  Interest on short-term investments . . . .        1,479          398            94       (1,824) D        1,827
                                                                                            1,839  B
                                                                                             (159) F
  Interest and dividends on
   investment securities . . . . . . . . . .       87,354        5,745           467          282  C       93,870
                                                                                               22  E
  Interest and dividends on trading
   account securities. . . . . . . . . . . .           66           --            --           --              66
                                                 --------      -------       -------     --------       ---------
    Total interest income. . . . . . . . . .      217,248       23,569         3,701       (2,325)        242,193
                                                 --------      -------       -------     --------       ---------
Interest expense:
  Interest on deposits . . . . . . . . . . .       79,990        9,515         2,025         (597) C       90,933
  Interest on other borrowings . . . . . . .        6,732        2,449            --           (1) A        9,330
                                                                                              150  C
  Interest on long-term debt . . . . . . . .        1,283           --            --           --           1,283
                                                 --------      -------       -------     --------       ---------
    Total interest expense . . . . . . . . .       88,005       11,964         2,025         (448)        101,546
                                                 --------      -------       -------     --------
Net interest income. . . . . . . . . . . . .      129,243       11,605         1,676       (1,877)        140,647
Provision for credit losses. . . . . . . . .        6,121          999           150           --           7,270
                                                 --------      -------       -------     --------       ---------
Net interest income after
 provision for credit losses . . . . . . . .      123,122       10,606         1,526       (1,877)        133,377
Noninterest income . . . . . . . . . . . . .       44,186       10,751           277       (2,280) A       52,934
Noninterest expense. . . . . . . . . . . . .      128,415       15,615         2,323        1,611  A      147,598
                                                                                             (467) C
                                                                                              101  E
                                                 --------      -------       -------     --------       ---------
Income before income taxes
 and cumulative change in
 accounting principle. . . . . . . . . . . .       38,893        5,742          (520)      (5,402)         38,713
Income taxes . . . . . . . . . . . . . . . .        9,514          511            68         (318) A        9,064
                                                                                              717  B
                                                                                             (566) C
                                                                                             (809) D
                                                                                                9  E
                                                                                              (62) F
                                                 --------      -------       -------     --------       ---------
Income before cumulative
 change in accounting principle. . . . . . .     $ 29,379      $ 5,231       $  (588)    $ (4,373)      $  29,649
                                                 ========      =======       =======     ========       =========
Income before cumulative
 change in accounting principle
 applicable to common and
 common-equivalent shares. . . . . . . . . .     $ 25,879                                               $  26,149
                                                 ========                                               =========

Earnings before cumulative
 change in accounting principle
 per common share:
  Primary. . . . . . . . . . . . . . . . . .        $ .99                                                  $1.00
                                                    =====                                                  =====
  Fully diluted. . . . . . . . . . . . . . .        $ .97                                                  $ .98
                                                    =====                                                  =====


                              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                          Year Ended December 31, 1993
                                                   (Unaudited)
                                    (In thousands, except per share amounts)

                                                           Equity
                                                         and Emprise
                                             Fourth        (Recent                           Pro Forma
                                                                                     ------------------------
                                            Financial   Acquisitions)       OSI      Adjustments    Combined
                                           -----------  -------------  ------------  -----------   ----------
Interest income:
  Interest and fees on loans . . . . . .     $262,866      $ 34,651     $  6,108     $ (2,659) A   $  298,580
                                                                                       (1,855) C
                                                                                         (531) D
  Interest on short-term investments . .        2,098           668          192        3,843  B        2,689
                                                                                       (3,778) D
                                                                                         (334) F
  Interest and dividends on
   investment securities . . . . . . . .      178,814        12,097          931          547  C      192,433
                                                                                           44  E
  Interest and dividends on trading
   account securities. . . . . . . . . .          135            --           --           --             135
                                             --------      --------     --------     --------      ----------
    Total interest income. . . . . . . .      443,913        47,416        7,231       (4,723)        493,837
                                             --------      --------     --------     --------      ----------
Interest expense:
  Interest on deposits . . . . . . . . .      158,078        18,930        3,841         (925) C      179,924
  Interest on other borrowings . . . . .       19,151         4,700            5           (3) A       24,153
                                                                                          300  C
  Interest on long-term debt . . . . . .        2,273            --           --           --           2,273
                                             --------      --------     --------     --------      ----------
    Total interest expense . . . . . . .      179,502        23,630        3,846         (628)        206,350
                                             --------      --------     --------     --------      ----------
Net interest income. . . . . . . . . . .      264,411        23,786        3,385       (4,095)        287,487
Provision for credit losses. . . . . . .        6,965         2,102          184           --           9,251
                                             --------      --------     --------     --------      ----------
Net interest income after provision
 for credit losses . . . . . . . . . . .      257,446        21,684        3,201       (4,095)        278,236
Noninterest income . . . . . . . . . . .       90,621        22,248          447       (4,549) A      108,767
Noninterest expense. . . . . . . . . . .      258,326        32,694        3,593        2,243  A      296,369
                                                                                         (689) C
                                                                                          202  E
                                             --------      --------     --------     --------      ----------
Income before income taxes, minority
 interest and cumulative change in
 accounting principle. . . . . . . . . .       89,741        11,238           55      (10,400)         90,634
Income taxes . . . . . . . . . . . . . .       22,676         1,016           88         (361) A       21,885
                                                                                        1,499  B
                                                                                       (1,240) C
                                                                                       (1,680) D
                                                                                           17  E
                                                                                         (130) F
                                             --------      --------     --------     --------      ----------
Income before minority interest
 and cumulative change in
 accounting principle. . . . . . . . . .       67,065        10,222          (33)      (8,505)         68,749
Minority interest. . . . . . . . . . . .         (355)           --           --           --            (355)
                                             --------      --------     --------     --------      ----------
Income before cumulative
 change in accounting principle. . . . .     $ 66,710      $ 10,222     $    (33)    $ (8,505)     $   68,394
                                             ========      ========     ========     ========      ==========
Income before cumulative change in
 accounting principle applicable
 to common and common-
 equivalent shares . . . . . . . . . . .     $ 59,710                                                $ 61,394
                                             ========                                                ========
Earnings before cumulative change
 in accounting principle per
 common share:
  Primary. . . . . . . . . . . . . . . .        $2.27                                                   $2.33
                                                =====                                                   =====
  Fully diluted. . . . . . . . . . . . .        $2.20                                                   $2.25
                                                =====                                                   =====



     Pro forma adjustments and notes to the condensed consolidated statements of income are as follows:

                                                                         Six Months Ended     Year Ended
                                                                             June 30,        December 31,
                                                                       -------------------   -------------
                                                                         1994       1993         1993
                                                                       --------   --------     --------
                                                                                  (In thousands)
(A) To reflect the effect of the sale of non-banking assets of
    Equity to LSB Industries, Inc., its parent, at book value:
      Interest and fees on loans and leases . . . . . . . . . .        687       1,333         2,659
      Interest on other borrowings. . . . . . . . . . . . . . .          1           1             3
      Non-interest income . . . . . . . . . . . . . . . . . . .      1,800       2,280         4,549
      Non-interest expense. . . . . . . . . . . . . . . . . . .        662       1,611         2,243
      Income taxes. . . . . . . . . . . . . . . . . . . . . . .         46         318           361

(B) To reflect interest income earned on proceeds from the sale of Equity's non-bank assets and the related income tax effects:
      Interest on short-term investments. . . . . . . . . . . .      1,609       1,839         3,843
      Income taxes. . . . . . . . . . . . . . . . . . . . . . .        628         717         1,499

(C) To reflect adjustments resulting from the purchase
    method of accounting for Equity and Emprise:
      Interest and fees on loans and leases . . . . . . . . . .        620         909         1,855
      Interest and dividends on investment securities . . . . .        215         282           547
      Interest on deposits. . . . . . . . . . . . . . . . . . .        404         597           925
      Interest on other borrowings. . . . . . . . . . . . . . .        150         150           300

      Noninterest expense:
        Purchased mortgage servicing rights amortization. . . .         69          84           152
        Purchased credit card relationships amortization. . . .        554         719         1,393
        Cost in excess of net assets acquired amortization. . .       (486)     (1,285)       (2,282)
        Net occupancy . . . . . . . . . . . . . . . . . . . . .         18          15            48
                                                                    ------      ------        ------
          Total effect on noninterest expense . . . . . . . . .        155        (467)         (689)

      Income taxes. . . . . . . . . . . . . . . . . . . . . . .        458         566         1,240

(D) To reflect the foregone interest income on short-term
    investments converted to cash and used for the purchase of
    Equity and Emprise, and the related income tax effects:
      Interest and fees on loans and leases . . . . . . . . . .        251         243           531
      Interest on short-term investments. . . . . . . . . . . .      1,658       1,824         3,778
      Income taxes. . . . . . . . . . . . . . . . . . . . . . .        741         809         1,680

(E) To reflect adjustments resulting from the purchase
    method of accounting for OSI:
      Interest and dividends on investment securities . . . . .         19          22            44
      Noninterest expense (amortization of
        cost in excess of net assets acquired). . . . . . . . .        101         101           202
      Income taxes. . . . . . . . . . . . . . . . . . . . . . .          7           9            17

(F) To reflect the foregone interest income on short-term
    investments converted to cash and used to acquire treasury stock for the purchase of OSI:
      Interest on short-term investments. . . . . . . . . . . .        127         159           334
      Income taxes. . . . . . . . . . . . . . . . . . . . . . .         50          62           130

(G) To eliminate intercompany income/expense:
      Interest on short-term investments/
        Interest on other borrowings. . . . . . . . . . . . . .        142          --            --



    Pro forma earnings per common share are based on the following weighted average number of shares outstanding:

                                                                        Six Months Ended        Year Ended
                                                                            June 30,            December 31,
                                                                    -----------------------    -------------
                                                                      1994           1993          1993
                                                                    --------       --------      --------
    Primary . . . . . . . . . . . . . . . . . . . . . . . . . .   27,092,591    26,227,501    26,341,345
    Fully diluted . . . . . . . . . . . . . . . . . . . . . . .   30,540,866    30,295,110    30,372,059

    Primary earnings per common share were computed by dividing income applicable to common and common-equivalent shares by the weighted average common and common-equivalent shares outstanding during the period. Fully diluted earnings per common share were computed by adjusting income before the cumulative change in accounting principle for interest expense (net of income taxes) associated with convertible debt. The adjusted income was then divided by the weighted average of common and common-equivalent shares outstanding plus the number of shares which would have been outstanding during the year had convertible securities been converted in accordance with their respective governing instruments. Note 17 to the Fourth Financial 1993 Consolidated Financial Statements more fully describes Fourth Financial's common stock equivalents and convertible securities.


    The adjustment of income for convertible debt interest expense (net of income taxes) was as follows:

                                                                        Six Months Ended        Year Ended
                                                                            June 30,            December 31,
                                                                    -----------------------    --------------
                                                                      1994           1993          1993
                                                                    --------       --------      ---------
                                                                                  (In thousands)

    Interest expense adjustment . . . . . . . . . . . . . . . .       --              4             4


               INFORMATION CONCERNING FOURTH FINANCIAL

General

    Fourth Financial is a bank holding company headquartered in Wichita, Kansas, which offers a broad range of bank and bank-related services through its subsidiaries, BANK IV Kansas and BANK IV Oklahoma. Fourth Financial is the largest bank holding company headquartered in Kansas, based on both assets and deposits. At June 30, 1994, Fourth Financial had total consolidated assets of $7.6 billion, total deposits of $5.7 billion, and stockholders' equity of $593.0 million. Bank IV Kansas, whose predecessor was originally organized in 1887, is the largest commercial bank in Kansas and, at December 31, 1993, had approximately 11% of all insured deposits in Kansas. Bank IV Kansas, the only major statewide bank in Kansas, has 88 offices in 36 communities. BANK IV Oklahoma, the second-largest bank in Oklahoma, has 51 offices in 19 Oklahoma communities.

Recent and Pending Acquisitions

    Information about various recent and pending acquisitions is contained in
Item 1 of the Fourth 10-K under the caption "Pending Acquisitions" and in the Quarterly Report of Fourth Financial on Form 10-Q for the quarter ended June 30, 1994 (the "Fourth 10-Q") in Note 2 to the Consolidated Financial Statements and
Item 5. The following discussion is intended to supplement the information contained in the Fourth 10-K and the Fourth 10-Q.

    On September 2, 1994, Fourth Financial entered into an agreement to acquire the corporate parent of Standard Bank and Trust, Independence, Missouri in exchange for an aggregate of approximately 315,000 shares of Fourth Stock. Standard Bank had assets of approximately $80.6 million and deposits of approximately $73.4 million at June 30, 1994. The proposed transaction is subject to various conditions, among which are obtaining requisite governmental and shareholder approvals. If the acquisition is consummated, Standard Bank will be converted into a national bank called "BANK IV Missouri, National Association."

    Two potential acquisitions referred to in the Fourth 10-K have been abandoned. On June 17, 1994, Fourth Financial and Great Southern Bancorp, Inc. mutually terminated their agreement to merge. Fourth Financial is no longer negotiating the acquisition of the automobile leasing company referred to in the Fourth 10-K.

    Fourth Financial is presently considering or participating in discussions concerning additional acquisitions. However, as of the date of this Proxy Statement-Prospectus, except for the pending transactions described above and in the Fourth 10-Q, Fourth Financial had no binding commitments, agreements, or understandings to acquire any additional financial institutions, but additional acquisition agreements may be negotiated or entered into at any time.

Recently Enacted Federal Legislation

    The recently enacted federal Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 contains various provisions that will increase the ability of Fourth Financial and other bank holding companies to make interstate acquisitions and to operate their subsidiary banks. Commencing on September 29, 1995, adequately capitalized and adequately managed bank holding companies will be permitted to make acquisitions of banks located anywhere in the United States without regard to the provisions of any state laws that may presently prohibit such acquisitions. Interstate acquisitions will not be permitted, however, if the potential acquiror would control more than ten percent of the insured deposits in the United States or more than 30 percent of insured deposits in the home state of the bank to be acquired or in any state in which such bank has a branch. States may enact statutes increasing the 30 percent limit and may also lower such limit if they do so on a non-discriminatory basis. States will also be permitted to prohibit acquisitions of banks that have been established for fewer than five years. The Board of Governors of the Federal Reserve System is required to consider the applicant's record under the federal Community Reinvestment Act in determining whether to approve an interstate banking acquisition.

    The new statute also permits, after June 1, 1997, interstate branch banking in all states by adequately capitalized and adequately managed banks, but a state may enact specific legislation before June 1, 1997 prohibiting interstate branch banking in that state, in which event banks headquartered in the state will not be permitted to branch into other states. A state may also enact legislation permitting non-discriminatory interstate branch banking in such state before June 1, 1997. Applications for interstate branching authority will be subjected to regulatory scrutiny of compliance with both federal and state community reinvestment statutes with respect to all of the banks involved in the proposed transaction.

    Fourth Financial is unable to predict the effect, if any, of such new legislation on it.

Additional Information


    In order to help assure management stability, Fourth Financial entered into change in control employment and severance agreements in October of 1994 with 18 executive officers of either Fourth Financial or one of its subsidiary banks. Such officers include Darrell G. Knudson, Chairman of the Board of Fourth Financial; K. Gordon Greer, Chairman of the Board of BANK IV Kansas; Edward F. Keller, Chairman of the Board of BANK IV Oklahoma; Michael R. Ritchey, President, Trusts & Investments of Fourth
Financial; and David L. Strohm, Treasurer of
Fourth Financial. The agreements provide that the officers will continue in the employment of Fourth Financial following the commencement of a tender or exchange offer or the execution of a merger agreement which would result in a change in control (as defined) of Fourth Financial until the transaction is either completed or abandoned. In consideration of this commitment, these agreements also provide for severance benefits in the event of either involuntary termination of employment (other than by reason of death, disability, or for cause, as defined) or termination of employment by the officer for good cause (as defined) within two years following a change in control of Fourth Financial. Upon any such termination of employment, in addition to compensation and benefits already earned, the officer will be entitled to receive: (a) a lump sum severance payment equal to 1.5 times (two times in the cases of Mr. Knudson, Mr. Greer, and Mr. Keller) the sum of such officer's highest base salary during the 12-month period preceding the change in control and his three-year average bonus percentage multiplied by his target bonus then in effect, (b) continuation in effect for 18 months (2 years in the case of Mr. Knudson, Mr. Greer, and Mr. Keller) of all medical insurance, life insurance, and disability benefit plans then in effect, (c) full vesting of all outstanding stock options and, at the executive's option, purchase of options granted within the preceding six months,
(d) the present value of his enhanced benefit under Fourth Financial's Supplemental Executive Retirement Plan with his age and credited service each increased by 1.5 years (two years in the cases of Mr. Knudson, Mr. Greer, and Mr. Keller), (e) the amount of all accrued vacation pay, and (f) the value of any unvested employer contributions to
Fourth Financial's pension plan; provided, however, that no such payment can exceed the amount deductible for income tax purposes under the Internal Revenue Code. The agreements are for terms of two years renewable annually on a year-to-year basis unless terminated by Fourth Financial at least 90 days prior to the anniversary date, except they continue in effect automatically for a period of 24 months following a change in control of Fourth Financial. Fourth Financial estimates that, if a change in control occurred as of September 30, 1994, the estimated aggregate amount payable under these agreements if the employment of Messrs. Knudson, Greer, Keller, Ritchey, and Strohm were terminated would be approximately $4,000,000.


    Additional information concerning Fourth Financial's business, and information concerning the principal holders of Fourth Stock, the directors and executive officers of Fourth Financial, executive compensation, and certain relationships and related transactions is contained in the Fourth 10-K and the Fourth 10-Q, both of which are attached to this Proxy Statement-Prospectus. All of such information is hereby incorporated into this Proxy Statement-Prospectus by reference.


          INFORMATION CONCERNING OSI AND STILLWATER FEDERAL


General

    OSI is a Delaware corporation which was organized in 1993 by Stillwater Federal Savings Bank ("Stillwater Federal") for the purpose of becoming a savings and loan holding company. OSI owns all of the outstanding stock of Stillwater
Federal issued on June 28, 1993, in connection with the completion of its conversion from the mutual to the stock form of organization (the "Conversion"). OSI issued 409,975 shares of Common Stock at a price of $10.00 per share in the Conversion. Stillwater Federal, OSI's only operating subsidiary, was initially chartered in 1920 as "Stillwater Savings and Loan Association", an Oklahoma state chartered savings and loan association. Stillwater Federal converted to a federal mutual charter in 1993 and changed to its present name. All references to OSI, unless otherwise indicated, at or before June 28, 1993 refer to Stillwater Federal on a consolidated basis.

    OSI and Stillwater Federal are subject to comprehensive regulation, examination, and supervision by the Office of Thrift Supervision, Department of the Treasury ("OTS") and by the Federal Deposit Insurance Corporation ("FDIC"). Stillwater Federal is a member of the Federal Home Loan Bank ("FHLB") System and its deposits are backed by the full faith and credit of the United States Government and are insured by the Savings Association Insurance Fund ("SAIF") to the maximum extent permitted by the FDIC.

    Stillwater Federal serves its primary market area, Payne, Logan and Noble Counties, and portions of Creek, Garfield, Lincoln and Pawnee Counties, Oklahoma, through its four retail banking offices.
At June 30, 1994, OSI had total assets
of $97.0 million, deposits of $88.6 million, and stockholder's equity of $7.3 million.

   Like all savings institutions, Stillwater Federal's operations are materially affected by general economic conditions, the monetary and fiscal policies of the federal government and the policies of the various regulatory authorities, including the OTS and the Federal Reserve Board. Its results of operations are largely dependent upon its net interest income, which is the difference between the interest it receives on its loan portfolio and its investment securities portfolio and the interest it pays on its deposit accounts and borrowings. See "Management's Discussion and Analysis of Financial Condition" and "Lending Activities" for a discussion of the operations of OSI and Stillwater Federal.

    The executive offices of OSI are located at 601 South Husband, Stillwater, Oklahoma 74074, and its telephone number at that address is (405) 372-5782.

Employees


    At June 30, 1994, Stillwater Federal employed 31 persons, including three part-time employees. Management considers its relations with its employees to be good. OSI's employees are not represented by a collective bargaining agent.


Competition

   OSI faces strong competition, both in originating real estate and other loans and in attracting deposits. Competition in originating real estate loans comes primarily from commercial banks, other savings institutions, mortgage bankers and credit unions, located in OSI's market areas. Other commercial banks, savings institutions, and credit unions provide vigorous competition in consumer lending.

    OSI attracts all of its deposits through its branch offices, primarily from the communities in which those branch offices are located; therefore, competition for those deposits is principally from commercial banks and other savings institutions located in the same communities as well as brokerage firms. OSI competes for these deposits by offering a variety of deposit accounts at competitive rates, convenient business hours, and convenient branch locations with interbranch deposit and withdrawal privileges at each. An automated teller machine ("ATM") facility is available at the Guthrie branch.


Regulation

    General. Stillwater Federal is a federally chartered savings bank, the deposits of which are federally insured and backed by the full faith and credit of the United States Government. Accordingly, Stillwater Federal is subject to broad federal regulation and oversight extending to all its operations. OSI is a member of the FHLB of Topeka and is subject to certain limited regulation by the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). As the savings and loan holding company of Stillwater Federal, OSI also is subject to federal regulation and oversight. The purpose of the regulation of OSI and other holding companies is to protect subsidiary savings associations. Stillwater Federal is a member of the Savings Association Insurance Fund ("SAIF") and the deposits of Stillwater Federal are insured by the FDIC. As a result, the FDIC has certain regulatory and examination authority over Stillwater Federal. Certain of these regulatory requirements and restrictions are discussed below or elsewhere in this document.

    Federal Regulation of Savings Associations. The OTS has extensive authority over the operations of savings associations. As part of this authority, Stillwater Federal is required to file periodic reports with the OTS and is subject to periodic examinations by the OTS and the FDIC. The last regular OTS examination of OSI was as of March 31, 1994. When these examinations are conducted by the OTS and the FDIC, the examiners may require OSI to provide for higher general or specific loan loss reserves. Financial institutions in various regions of the United States have been called upon by examiners to write down assets and to establish increased levels of reserves, primarily as a result of perceived weaknesses in real estate values and a more restrictive regulatory climate.

    The OTS has established a schedule for the assessment of fees upon all savings associations to fund the operations of the OTS. The general assessment, to be paid on a semi-annual basis, is computed upon the savings association's total assets, as reported in the association's latest quarterly thrift financial report. Savings associations (unlike Stillwater Federal) that are classified as "troubled" (i.e., having a supervisory rating of "4" or "5" or subject to a conservatorship) are required to pay a 50% premium over the standard assessment. Stillwater Federal's OTS assessment for the fiscal year ended September 30, 1993, was $47,537.

    The OTS also has extensive enforcement authority over all savings institutions and their holding companies, including Stillwater Federal and OSI. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and unsafe or unsound practices. Except under certain circumstances, public disclosure of final enforcement actions by the OTS is required.

    In addition, the investment, lending and branching authority of Stillwater Federal is prescribed by federal laws and regulations, and it is prohibited from engaging in any activities not permitted by such laws and regulations. For instance, no savings institution may invest in non-investment grade corporate debt securities. In addition, the permissible level of investment by federal associations in loans secured by non-residential real property may not exceed 400% of total capital, except with approval of the OTS. Federal savings associations also are generally authorized to branch nationwide. Stillwater Federal is in compliance with the noted restrictions.

    Stillwater Federal's general permissible lending limit for loans-to-one-borrower is equal to the greater of $500,000 or 15% of unimpaired capital and surplus (except for loans fully secured by certain readily marketable collateral, in which case this limit is increased to 25% of unimpaired capital and surplus).
At June 30, 1994, Stillwater Federal's lending limit under this new restriction was approximately $1.1 million. Stillwater Federal is in compliance with the loans-to-one-borrower limitation.

    In December 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was enacted into law. FDICIA provides for, among other things, the recapitalization of the Bank Insurance Fund; adoption of safety and soundness standards enhanced federal supervision of depository institutions, including greater authority for the appointment of a conservator or receiver for undercapitalized institutions; the establishment of risk-based deposit insurance premiums; liberalization of the qualified thrift lender test; greater restrictions on transactions with affiliates; and mandated consumer protection disclosures with respect to deposit accounts. See "- Insurance of Accounts and Regulation by the FDIC," "- Regulatory Capital Requirements" and "- Qualified Thrift Lender Test."

    The OTS, as well as the other federal banking agencies, have issued proposed safety and soundness standards on matters such as loan underwriting and documentation, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits. The proposal also establishes the maximum ratio of classified assets to total capital (which for this purpose includes loss allowances exceeding the amount includable for regulatory capital purposes) at 100% and the minimum level of earnings sufficient to absorb losses without impairing capital. Earnings will be sufficient if the net income or loss over the last four quarters is assumed to continue over the next four quarters and the institution would otherwise remain in capital compliance. Any institution which fails to comply with these standards must submit a compliance plan. A failure to submit a plan or to comply with an approved plan will subject the institution to further enforcement action. The proposal also requires savings and loan holding companies to ensure that transactions and relationships with their subsidiary savings associations do not have a detrimental effect on the safe and sound operation of the association. No assurance can be given as to the final form of the proposed regulations.

    Insurance of Accounts and Regulation by the FDIC. Stillwater Federal is a member of the SAIF, which is administered by the FDIC. Savings deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings associations, after giving the OTS an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged or is engaging in unsafe or unsound practices, or is in an unsafe or unsound condition.

    FDICIA also requires the FDIC to implement a risk-based deposit insurance assessment system. Pursuant to this requirement, the FDIC adopted a transitional risk-based assessment system, effective January 1, 1993, under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums, ranging from .23% to .31% of deposits, based upon their level of capital and supervisory evaluation.
The permanent system, adopted in June
1993 and effective January 1, 1994, continues the risk classification system established under the transitional rule. Under the system, institutions classified as well capitalized (i.e., a core capital ratio of at least 5%, a ratio of Tier 1 or core capital to risk-weighted assets ("Tier 1 risk-based capital") of at least 6% and a risk-based capital ratio of at least 10%) and considered healthy would pay the lowest premium while institutions that are less than adequately capitalized (i.e., core and Tier 1 risk-based capital ratios of less than 4% or a risk-based capital ratio of less than 8%) and considered of substantial supervisory concern would pay the highest premium. Risk classification of all insured institutions will be made by the FDIC for each semi-annual assessment period.

    The FDIC is authorized to increase assessment rates, on a semiannual basis, if it determines that the reserve ratio of the SAIF will be less than the designated reserve ratio of 1.25% of SAIF insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. In addition, under FDICIA, the FDIC may impose special assessments on SAIF members to repay amounts borrowed from the United States Treasury or for any other reason deemed necessary by the FDIC.

    Regulatory Capital Requirements. Federally insured savings associations, such as Stillwater Federal, are required to maintain a minimum level of regulatory capital. The OTS has established capital standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to such savings associations. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The OTS is also authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

   The capital regulations require tangible capital of at least 1.5% of adjusted total assets (as defined by regulation). Tangible capital generally includes common stockholders' equity and retained income, and certain noncumulative perpetual preferred stock and related income. In addition, all intangible assets, other than a limited amount of purchased mortgage servicing rights, must be deducted from tangible capital. No assurance can be given as to the final form of such regulation or the date of its effectiveness. At June 30, 1994, Stillwater Federal had no unamortized purchased mortgage servicing rights.

    As required by federal law, the OTS has proposed to revise the definition of common stockholders' equity to reflect the provisions of the Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"). Under SFAS No. 115, which is effective for fiscal years beginning after December 31, 1993, debt and equity securities available for sale must be reported at their fair value, which may be more or less than amortized cost. Such securities will be considered available for sale unless the institution can demonstrate that it has the intent and the ability to hold the security until maturity. Among other things, the OTS is soliciting public comment on how changes in the fair value of the security should be taken into consideration for purposes of determining an institution's compliance with the capital regulations. No assurance can be given as to the final form of the regulation or the date of its effectiveness.

   The OTS regulations establish special capitalization requirements for savings associations that own subsidiaries. Under these regulations certain subsidiaries are consolidated for capital purposes and others are excluded from assets and capital.
In determining compliance with the capital requirements, all subsidiaries engaged solely in activities permissible for national banks or engaged in certain other activities solely as agent for its customers are "includable" subsidiaries that are consolidated for capital purposes in proportion to the association's level of ownership, including the assets of includable subsidiaries in which the association has a minority interest that is not consolidated for GAAP purposes. For excludable subsidiaries the debt and equity investments in such subsidiaries are deducted from assets and capital, with a five-year transition period beginning on July 1, 1990, for investments made before April 12, 1989.

    At June 30, 1994, Stillwater Federal had tangible capital of $7.5 million, or 7.7% of adjusted total assets, which is approximately $6.0 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date.

    The capital standards also require core capital equal to at least 3% of adjusted total assets (as defined by regulation). Core capital generally consists of tangible capital plus certain intangible assets, including supervisory goodwill (which is phased-out over a five-year period) and a limited amount of purchased credit card relationships. As a result of the prompt corrective action provisions of FDICIA discussed below, however, a savings association must maintain a core capital ratio of at least 4% to be considered adequately capitalized unless its supervisory condition is such to allow it to maintain a 3% ratio. At June 30, 1994, Stillwater Federal had no intangibles which were subject to these tests.

    As required by federal law, the OTS has proposed a rule revising its minimum core capital requirement to be no less stringent than that imposed on national banks. The OTS has proposed that only those savings associations rated a composite one (the highest rating) under the MACRO rating system for savings associations will be permitted to operate at or near the regulatory minimum leverage ratio of 3%. All other savings associations will be required to maintain a minimum leverage ratio of 4% to 5%. The OTS will assess each individual savings association through the supervisory process on a case-by-case basis to determine the applicable requirement. No assurance can be given as to the final form of any such regulation, the date of its effectiveness or the requirement applicable to Stillwater Federal.

    At June 30, 1994, Stillwater Federal had core capital equal to $7.5 million, or 7.7% of adjusted total assets, which is $4.6 million above the minimum leverage ratio requirement of 3% as in effect on that date.

     The OTS risk-based requirement requires savings associations to have total capital of at least 8% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital. At June 30, 1994, Stillwater Federal had no capital instruments that qualify as supplementary capital and $502,000 of general loss reserves, which was less than to 1.25% of risk-weighted assets.

    Certain exclusions from capital and assets are required to be made for the purpose of calculating total capital. Such exclusions consist of equity investments (as defined by regulation) and that portion of land loans and nonresidential construction loans in excess of an 80% loan-to-value ratio (these items are excluded on a sliding scale through June 30, 1994, after which they must be excluded in their entirety) and reciprocal holdings of qualifying capital instruments. Stillwater Federal had $162,000 of such exclusions from capital and assets at June 30, 1994.

    In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100% based on the risk inherent in the type of asset. For example, the OTS has assigned a risk weight of 50% for prudently underwritten permanent one- to four-family first lien mortgage loans not more than 90 days delinquent and having a loan to value ratio of not more than 80% at origination unless insured to such ratio by an insurer approved by the FNMA or FHLMC.

    On June 30, 1994, Stillwater Federal had total capital of $7.8 million (including $7.5 million in core capital and $502,000 in qualifying supplementary capital) and risk-weighted assets of $46.9 million (including $1.7 million in converted off-balance sheet assets); or total capital of 16.7% of risk-weighted assets. This amount was $4.1 million above the 8.0% requirement in effect on that date.

   Under FDICIA all the federal banking agencies, including the OTS, must revise their risk-based capital requirements to ensure that such requirements account for interest rate risk, concentration of credit risk and the risks of non-traditional activities, and that they reflect the actual performance of and expected loss on multi-family loans.

   The OTS has adopted a final rule that requires every savings association with more than normal interest rate risk to deduct from its total capital, for purposes of determining compliance with such requirement, an amount equal to 50% of its interest-rate risk exposure multiplied by the present value of its assets. This exposure is a measure of the potential decline in the net portfolio value of a savings association, greater than 2% of the present value of its assets, based upon a hypothetical 200 basis point increase or decrease in interest rates (whichever results in a greater decline). Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The rule provides for a two quarter lag between calculating interest rate risk and recognizing any deduction from capital. Institutions are first required to recognize any deduction on September 30, 1994. Any savings association with less than $300 million in assets and a total capital ratio in excess of 12% is exempt from this requirement unless the OTS determines otherwise.

    Pursuant to FDICIA, the federal banking agencies, including the OTS, have also proposed regulations authorizing the agencies to require a depository institution to maintain additional total capital to account for concentration of credit risk and the risk of non-traditional activities. No assurance can be given as to the final form of any such regulation.

    The OTS and the FDIC are authorized and, under certain circumstances required, to take certain actions against associations that fail to meet capital requirements. Effective December 19, 1992, the federal banking agencies, including the OTS, were given additional enforcement authority over undercapitalized depository institutions. The OTS is generally required to take action to restrict the activities of an "undercapitalized association"(generally defined to be one with less than either a 4% core capital ratio, a Tier 1 risk-based capital ratio or an 8% risk-based capital ratio). Any such association must submit a capital restoration plan and until such plan is approved by the OTS may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The OTS is authorized to impose the additional restrictions, discussed below, that are applicable to significantly undercapitalized associations.

    As a condition to the approval of the capital restoration plan, any company controlling an undercapitalized association must agree that it will enter into a limited capital maintenance guarantee with respect to the institution's achievement of its capital requirements.

    Any savings association that fails to comply with its capital plan or is "significantly undercapitalized" (i.e., Tier 1 risk-based or core capital ratios of less than 3% or a risk-based capital ratio of less than 6%) must be made subject to one or more of additional specified actions and operating restrictions mandated by FDICIA. These actions and restrictions include requiring the issuance of additional voting securities;
limitations on asset growth; mandated asset reduction;
changes in senior management; divestiture, merger or acquisition of the association; restrictions on executive compensation; and any other action the OTS deems appropriate. An association that becomes "critically undercapitalized" (i.e., a tangible capital ratio of 2% or less) is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized associations. In addition, the OTS must appoint a receiver (or conservator with the concurrence of the FDIC) for a savings association, with certain limited exceptions, within 90 days after it becomes critically undercapitalized.

    Any undercapitalized association is also subject to other possible enforcement actions by the OTS or the FDIC. Such actions could include a capital directive, a cease-and-desist order, civil money penalties, the establishment of restrictions on all aspects of the association's operations or the appointment of a receiver or conservator or a forced merger into another institution.

    If the OTS determines that an association is in an unsafe or unsound condition or is engaged in an unsafe or unsound practice it is authorized to reclassify a well-capitalized association as an adequately capitalized association and if the association is adequately capitalized, to impose the restrictions applicable to an undercapitalized association. If the association is undercapitalized, the OTS is authorized to impose the restrictions applicable to a significantly undercapitalized association.

    The imposition by the OTS or the FDIC of any of these measures on Stillwater Federal may have a substantial adverse effect on Stillwater Federal's operations and profitability. Company shareholders do not have preemptive rights, and therefore, if OSI is directed by the OTS or the FDIC to issue additional shares of Common Stock, such issuance may result in the dilution in the percentage of ownership of OSI.

    Limitations on Dividends and Other Capital Distributions. OTS regulations impose various restrictions or requirements on associations with respect to their ability to pay dividends or make other distributions of capital. OTS regulations prohibit an association from declaring or paying any dividends or from repurchasing any of its stock if, as a result, the regulatory capital of the association would be reduced below the amount required to be maintained for the liquidation account established in connection with its mutual to stock conversion.

    The OTS utilizes a three-tiered approach to permit associations, based on their capital level and supervisory condition, to make capital distributions which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account. See "- Regulatory Capital Requirements".

    Generally, Tier 1 associations, which are associations that before and after the proposed distribution meet their fully phased-in capital requirements, may make capital distributions during any calendar year equal to the greater of 100% of net income for the year-to-date plus 50% of the amount by which the lesser of the association's tangible, core or risk-based capital exceeds its fully phased-in capital requirement for such capital component, as measured at the beginning of the calendar year, or the amount authorized for a Tier 2 association. However, a Tier 1 association deemed to be in need of more than normal supervision by the OTS may be downgraded to a Tier 2 or Tier 3 association as a result of such a determination.
Stillwater Federal meets the requirements for a Tier 1 association and has not been notified of a need for more than normal supervision. Tier 2 associations, which are associations that before and after the proposed distribution meet their current minimum capital requirements, may make capital distributions of up to 75% of net income over the most recent four quarter period.

    Tier 3 associations (which are associations that do not meet current minimum capital requirements) that propose to make any capital distribution and Tier 2 associations that propose to make a capital distribution in excess of the noted safe harbor levels must obtain OTS approval prior to making such distribution. Tier 2 associations proposing to make a capital distribution within the safe harbor provisions and Tier 1 associations proposing to make any capital distribution need only submit written notice to the OTS 30 days prior to such distribution. As a subsidiary of OSI, Stillwater Federal will also be required to give the OTS 30 days' notice prior to declaring any dividend on its stock. The OTS may object to the distribution during that 30-day period based on safety and soundness concerns. See "- Regulatory Capital Requirements."

    Liquidity. All savings associations, including Stillwater Federal, are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. This liquid asset ratio requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings associations. At the present time, the minimum liquid asset ratio is 5%.

    In addition, short-term liquid assets (e.g., cash, certain time deposits, certain bankers acceptances and short-term United States Treasury obligations) currently must constitute at least 1% of the association's average daily balance of net withdrawable deposit accounts and current borrowings. Penalties may be imposed upon associations for violations of either liquid asset ratio requirement. At June 30, 1994, Stillwater Federal was in compliance with both requirements, with an overall liquid asset ratio of 16.7% and a short-term liquid assets ratio of 10.7%.

    Accounting. An OTS policy statement applicable to all savings associations clarifies and re-emphasizes that the investment activities of a savings association must be in compliance with approved and documented investment policies and strategies, and must be accounted for in accordance with GAAP. Under the policy statement, management must support its classification of and accounting for loans and securities (i.e., whether held for investment, sale or trading) with appropriate documentation. Management believes that Stillwater Federal is in compliance with these amended rules.

    The OTS has adopted an amendment to its accounting regulations, which may be made more stringent than GAAP by the OTS, to require that transactions be reported in a manner that best reflects their underlying economic substance and inherent risk and that financial reports must incorporate any other accounting regulations or orders prescribed by the OTS.

   Qualified Thrift Lender Test. All savings associations, including Stillwater Federal, are required to meet a qualified thrift lender ("QTL") test to avoid certain restrictions on their operations. This test requires a savings association to have at least 65% of its portfolio assets (which consists of total assets less intangibles, properties used to conduct the savings association's business and liquid assets not exceeding 20% of total assets) in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. Such assets primarily consist of residential housing related loans and investments. At June 30, 1994, Stillwater Federal met the test and has always met the test since its effectiveness.

    Any savings association that fails to meet the QTL test must convert to a national bank charter, unless it requalifies as a QTL and thereafter remains a QTL. If an association does not requalify and converts to a national bank charter, it must remain SAIF-insured until the FDIC permits it to transfer to the Bank Insurance Fund. Generally, such transfers are not permitted until August 1994.
If an association that fails the test has not yet requalified and has not converted to a national bank, its new investments and activities are limited to those permissible for both a savings association and a national bank, and it is limited to national bank branching rights in its home state. In addition, the association is immediately ineligible to receive any new FHLB borrowings and is subject to national bank limits for payment of dividends. If such association has not requalified or converted to a national bank within three years after the failure, it must divest of all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding FHLB borrowings, which may result in prepayment penalties. If any association that fails the QTL test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company and become subject to all restrictions on bank holding companies. See "- Holding Company Regulation."

    Transactions with Affiliates. Generally, transactions between a savings association or its subsidiaries and its affiliates are required to be on terms as favorable to the association as transactions with non-affiliates. In addition, certain of these transactions are restricted to a percentage of the association's capital. Affiliates of Stillwater Federal include OSI and any company which is under common control with Stillwater Federal. In addition, a savings association may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates. A savings association's subsidiaries are not deemed affiliates, however; the OTS has the discretion to treat subsidiaries of savings associations as affiliates on a case by case basis.

   Certain transactions with directors, officers or controlling persons are also subject to conflict of interest regulations enforced by the OTS. These conflict of interest regulations and other statutes also impose restrictions on loans to such persons and their related interests. Among other things, such loans must be made on terms substantially the same as for loans to unaffiliated individuals.

    Holding Company Regulation. OSI is a unitary savings and loan holding company subject to regulatory oversight by the OTS. As such, OSI is required to register and file reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over OSI and its non-savings association subsidiaries which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association.

    As a unitary savings and loan holding company, OSI generally is not subject to activity restrictions. If OSI acquires control of another savings association as a separate subsidiary, it would become a multiple savings and loan holding company, and the activities of OSI and any of its subsidiaries (other than Stillwater Federal or any other SAIF-insured savings association) would become subject to such restrictions unless such other associations each qualify as a QTL and were acquired in a supervisory acquisition.

   If Stillwater Federal were to fail the QTL test, OSI would have to obtain the approval of the OTS prior to continuing, after such failure, directly or through its other subsidiaries, any business activity other than those approved for multiple savings and loan holding companies or their subsidiaries. In addition, within one year of such failure OSI would have to register as, and would become subject to, the restrictions applicable to bank holding companies. The activities authorized for a bank holding company are more limited than are the activities authorized for a unitary or multiple savings and loan holding company. See "--Qualified Thrift Lender Test."

    OSI must obtain approval from the OTS before acquiring control of any other SAIF-insured association. Such acquisitions are generally prohibited if they result in a multiple savings and loan holding company controlling savings associations in more than one state. However, such interstate acquisitions are permitted based on specific state authorization or in a supervisory acquisition of a failing savings association.

    Federal Reserve System. The Federal Reserve Board requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW and Super NOW checking accounts). At June 30, 1994, Stillwater Federal was in compliance with these reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements that may be imposed by the OTS. See "-- Liquidity."

    Savings associations are authorized to borrow from the Federal Reserve Bank "discount window," but Federal Reserve Board regulations require associations to exhaust other reasonable alternative sources of funds, including FHLB borrowings, before borrowing from the Federal Reserve Bank.

    Federal Home Loan Bank System. Stillwater Federal is a member of the FHLB of Topeka, which is one of 12 regional FHLBs that administers the home financing credit function of savings associations. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the FHLB. These policies and procedures are subject to the regulation and oversight of the Federal Housing Finance Board. All advances from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB. In addition, all long-term advances are required to provide funds for residential home financing.

    As a member, Stillwater Federal is required to purchase and maintain stock in the FHLB of Topeka. At June 30, 1994, Stillwater Federal had $1.4 million in FHLB stock, which was in compliance with this requirement. In past years, Stillwater Federal has received substantial dividends on its FHLB stock. Over the past five calendar years such dividends have averaged 9.27% and were 7.12% for fiscal year 1993.

   Under federal law, the FHLBs are required to provide funds for the resolution of troubled savings associations and to contribute to low- and moderately-priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have affected adversely the level of FHLB dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of FHLB stock in the future. A reduction in value of Stillwater Federal's FHLB stock may result in a corresponding reduction in Stillwater Federal's capital.

    For the fiscal year ended September 30, 1993, dividends paid by the FHLB of Topeka to Stillwater Federal totaled $98,000, which constitute a $25,000 decrease over the amount of dividends received in fiscal 1992. The $18,800 dividend received for the quarter ended June 30, 1994, reflects an annualized rate of 5.50%, or 1.62% below the rate for calendar 1993.

    Federal and State Taxation. Savings associations such as Stillwater Federal that meet certain definitional tests relating to the composition of assets and other conditions prescribed by the Internal Revenue Code of 1986, as amended (the "Code"), are permitted to establish reserves for bad debts and to make annual additions thereto which may, within specified formula limits, be taken as a deduction in computing taxable income for federal income tax purposes. The amount of the bad debt reserve deduction for "non-qualifying loans" is computed under the experience method. The amount of the bad debt reserve deduction for "qualifying real property loans" (generally loans secured by improved real estate) may be computed under either the experience method or the percentage of taxable income method (based on an annual election).

    Under the experience method, the bad debt reserve deduction is an amount determined under a formula based generally upon the bad debts actually sustained by the savings association over a period of years.

    The percentage of specially computed taxable income that is used to compute a savings association's bad debt reserve deduction under the percentage of taxable income method (the "percentage bad debt deduction") is 8%. The percentage bad debt deduction thus computed is reduced by the amount permitted as a deduction for non-qualifying loans under the experience method. The availability of the percentage of taxable income method permits qualifying savings associations to be taxed at a lower effective federal income tax rate than that applicable to corporations, generally (approximately 31.3% assuming the maximum percentage bad debt deduction).

   If an association's specified assets (generally, loans secured by residential real estate or deposits, educational loans, cash and certain government obligations) constitute less than 60% of its total assets, the association may not deduct any addition to a bad debt reserve and generally must include existing reserves in income over a four year period. No representation can be made as to whether Stillwater
Federal will meet the 60% test for subsequent taxable years.

    Under the percentage of taxable income method, the percentage bad debt deduction cannot exceed the amount necessary to increase the balance in the reserve for "qualifying real property loans" to an amount equal to 6% of such loans outstanding at the end of the taxable year or the greater of (i) the amount deductible under the experience method or (ii) the amount which when added to the bad debt deduction for "non-qualifying loans" equals the amount by which 12% of the amount comprising savings accounts at year-end exceeds the sum of surplus, undivided profits and reserves at the beginning of the year. At June 30, 1994, the 6% and 12% limitations did not restrict the percentage bad debt deduction available to Stillwater Federal.

    In addition to the regular income tax, corporations, including OSI and savings associations such as Stillwater Federal, generally are subject to an alternative minimum tax. An alternative minimum tax is imposed at a minimum tax rate of 20% on alternative minimum taxable income, which is the sum of a corporation's regular taxable income (with certain adjustments) and tax preference items, less any available exemption. The alternative minimum tax is imposed to the extent it exceeds the corporation's regular income tax and net operating losses can offset no more than 90% of alternative minimum taxable income. For taxable years beginning after 1986 and before 1996, corporations, including savings associations such as Stillwater Federal, are also subject to an environmental tax equal to 0.12% of the excess of alternative minimum taxable income for the taxable year (determined without regard to net operating losses and the deduction for the environmental tax) over $2 million.

    To the extent earnings appropriated to a savings association's bad debt reserves for "qualifying real property loans" and deducted for federal income tax purposes exceed the allowable amount of such reserves computed under the experience method and to the extent of the association's supplemental reserves for losses on loans ("Excess"), such Excess may not, without adverse tax consequences, be utilized for the payment of cash dividends or other distributions to a shareholder (including distributions on redemption, dissolution or liquidation) or for any other purpose (except to absorb bad debt losses).

   OSI and Stillwater Federal will file a consolidated federal income tax return for the fiscal year ended September 30, 1994 using the accrual method of accounting. Savings associations, such as Stillwater Federal, that file federal income tax returns as part of a consolidated group are required by applicable Treasury regulations to reduce their taxable income for purposes of computing the percentage bad debt deduction for losses attributable to activities of the non-savings association members of the consolidated group that are functionally related to the activities of the savings association member.

    If the Mergers are effected, Stillwater Federal will no longer separately exist and will be a part of a commercial bank, BANK IV Oklahoma. Fourth Financial is not permitted to use the reserve method for deducting bad debts, and the Stillwater Federal bad debt reserves as of the date of the Mergers will be recaptured into income by BANK IV Oklahoma using either a "cut-off" method or a "recapture" method.

    Stillwater Federal has been audited by the IRS or the statute of limitations has expired with respect to consolidated federal income tax returns through the year ended September 30, 1986. With respect to years examined by the IRS, either all deficiencies have been satisfied or sufficient reserves have been established to satisfy asserted deficiencies. In the opinion of management, any examination of still open returns (including returns of predecessors of, or entities merged into, Stillwater Federal) would not result in a deficiency which could have a material adverse effect on the financial condition of Stillwater Federal.

    Change in Accounting for Income Taxes. Statement of Financial Accounting Standards No. 109, was issued by the Financial Accounting Standards Board ("FASB") in early 1992 and was required to be adopted for fiscal years beginning after December 15, 1992. SFAS No. 109 requires a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Under the deferred method, deferred taxes were recognized using the tax rate applicable to the year of the calculation and were not adjusted for subsequent changes in tax rates.

    Oklahoma Taxation. OSI and Stillwater Federal file Oklahoma income tax returns. For Oklahoma income tax purposes, OSI is taxed at a rate equal to 6.0% of income. For these purposes income generally means federal taxable income, subject to certain adjustments, including the addition of interest income on state and municipal obligations (other than the state of or municipalities located in Oklahoma) and the exclusion of 50% of the interest income on United
States Treasury obligations.   The exclusion of income on United States Treasury
obligations has the effect of reducing significantly the Oklahoma taxable income of savings associations.

   OSI and Stillwater Federal have not been audited by the state tax authorities with respect to their Oklahoma income tax returns. In the opinion of management, any examination of returns would not result in a deficiency which could have a material adverse effect on the financial condition of Stillwater Federal.

    OSI is also subject to an annual franchise tax imposed by the State of Oklahoma.

    Delaware Taxation. As a Delaware holding company, OSI is exempted from Delaware corporate income tax but is required to file an annual report with and pay an annual fee to the State of Delaware. OSI is also subject to an annual franchise tax imposed by the State of Delaware. None of these will apply to Fourth Financial after the Mergers are effected.



         PRICE RANGE OF AND DIVIDENDS ON FOURTH STOCK AND OSI STOCK

   Fourth Stock and OSI Stock are both traded in the over-the-counter market and are reported under the National Association of Securities Dealers Automated Quotation ("NASDAQ")symbols FRTH and OKSI, respectively.

    The following table sets forth the high and low closing sales prices of Fourth Stock as reported on the NASDAQ National Market System and the cash dividends paid per share of common stock for the periods indicated.

             Calendar Year            High         Low         Dividends
             --------------           ----         ----        ---------

             1991:
              First Quarter           $21 1/4      $16 1/2     $ .22
              Second Quarter           20 1/2       18           .22
              Third Quarter            21 1/4       18 1/4       .22
              Fourth Quarter           24 1/2       19 1/4       .22

             1992:
              First Quarter            26 1/4       22 1/2       .22
              Second Quarter           28 1/2       24 1/2       .22
              Third Quarter            27 1/4       24           .22
              Fourth Quarter           31 1/2       25           .22


             1993:
              First Quarter            31 1/4       28 1/2       .22
              Second Quarter           30 7/8       26 7/8       .24
              Third Quarter            31 1/4       28 1/2       .24
              Fourth Quarter           30 3/8       26           .26

             1994:
              First Quarter            28 3/4       25 3/8       .26
              Second Quarter           30 3/4       26 5/8       .26
              Third Quarter            30 1/2       27 3/4       .26
              Fourth Quarter           33           29 1/4       .26(1)
                (through November 8)

______________
(1)  Payable December 1 to stockholders of record on November 15.


   A public announcement of the proposed Mergers was made on April 20, 1994. The reported closing sales price of Fourth Stock on April 19, 1994, was $27 1/4.

   Information concerning a recent reported price of Fourth Stock is set forth on the cover page of this Proxy Statement-Prospectus.

   Holders of Fourth Stock are entitled to receive dividends thereon when, as, and if declared by the Board of Directors out of funds legally available for such purpose, and, upon liquidation, to share ratably in any assets available for distribution after payment of liabilities. Information about restrictions on the ability of Fourth Financial to pay dividends is contained in Item 1 of the Fourth 10-K, under the caption "Regulation and Supervision".

   The following table sets forth the high and low closing bid prices of OSI Stock as reported on the NASDAQ System ("Small-Cap Issues") since the Conversion for the fiscal periods indicated. Reported trading of OSI Stock is sporadic with no trades being reported on many days and with large fluctuations in reported trading volume. The following prices may not be indicative of prices that would be obtained in a more regular market.



           Fiscal Year             High       Low
           -----------             ----       ---

           1993:
             Third Quarter         $13 1/4    $12
             Fourth Quarter         14         12 1/2

           1994:
             First Quarter          14 3/8     13 1/2
             Second Quarter         16         14 1/8
             Third Quarter          20         14
             Fourth Quarter         23 1/2     19 3/8


           1995:
             First Quarter
              (through November 7)  25 1/4    24


   A public announcement of the Agreement was made on April 20, 1994. The reported closing sales price of OSI Stock on April 19, 1994, was $14 1/8.

   Information concerning a recent reported price of OSI Stock is set forth on the cover page of this Proxy Statement-Prospectus.

   OSI has neither declared nor paid cash dividends on it common stock since its organization in 1993. Holders of OSI Stock are entitled to receive dividends thereon when, as, and if declared by the Board of Directors out of funds legally available for such purpose, and, upon liquidation, to share ratably in any assets available for distribution after payment of liabilities. OSI is dependent on receiving dividends from Stillwater Federal in order for OSI to be able to pay dividends on OSI Stock.

   Under federal regulations, Stillwater Federal may not declare or pay a cash dividend if the effect thereof would cause its regulatory capital to be reduced below (i) the amount required for the special liquidation account established in connection with its conversion to the stock form of organization, or (ii) the regulatory capital and capital distribution requirements imposed by the OTS. Earnings appropriated to the bad debt reserves and deducted for federal income tax purposes cannot be used to pay cash dividends without the payment of federal income taxes by Stillwater Federal on the amount of such earnings deemed removed from the reserves for such purpose at the then current income tax rate. Information about restrictions on the ability of Stillwater Federal to pay dividends to OSI is contained above under the caption "Information Concerning OSI and Stillwater Federal -- Limitations on Dividends and Other Capital Distributions." See "The Agreement and Proposed Mergers -- Dividends" for a discussion of a proposed OSI cash dividend.

   Neither Fourth Financial nor any of its executive officers or directors or their affiliates owned any shares of capital stock of OSI on the date of this Proxy Statement-Prospectus and neither OSI nor any of its executive officers or directors beneficially owned any shares of Fourth Stock on such date.



         EQUITY SECURITIES AND PRINCIPAL HOLDERS THEREOF


   The following table sets forth certain information as to those persons believed by management of OSI to be beneficial owners of more than 5% of OSI's outstanding shares of Common Stock on November 10, 1994. Persons and groups beneficially owning in excess of 5% of OSI's Common Stock are required to file certain reports regarding such ownership with OSI and with the United States Securities and Exchange Commission (the "SEC"), in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Where appropriate, historical information set forth below is based on the most recent Schedule 13D or 13G filed on behalf of such person with OSI. Other than those persons listed below, management is not aware of any person or group that owns more than 5% of OSI's Common Stock as of November 10, 1994. The holders have sole voting and dispositive power, unless otherwise noted.


       Name and Address            Amounts and Nature          Percent
       of Beneficial Owner         of Beneficial Ownership     of Class
       -------------------         -----------------------     --------
       Yamaichi International      35,150 shares               8.3%
         (America), Inc.
       Two World Trade Center
       New York, New York

       Oklahoma Savings, Inc.      28,698                      6.8
       Employee Stock
       Ownership Plan
       601 South Husband
       Stillwater, Oklahoma (1)

       Laifer, Inc.                28,500                      6.8
       26th Floor
       114 West 47th Street
       New York, New York  10036

_____________
(1) Held by OSI's Employee Stock Ownership Plan ("ESOP"). First Bankers Trust, the trustee of the ESOP, may be deemed to beneficially own all unallocated ESOP shares.


       The following table sets forth certain information as to the common stock of OSI owned of record or beneficially by each director and executive officer of OSI, OSI's chief executive officer, and by all directors and executive officers as a group.


                                             Shares of Common
                                             Stock Beneficially
                                             Owned as of                Percent
Name                Position                 November 10, 1994(1)       of Class
- ----                --------                  -------------------          -----
Calvin J. Anthony   Chairman of the
                    Board                    20,994                        4.95%
Beth F. Buchanan    President and Chief
                    Executive Officer         9,459                        2.22
Robert J. Arnold    Director                 20,568                        4.85
Dan H. Duncan       Director                  5,519                        1.30
James L. Martin     Director                  5,969                        1.41
Fred A. Shultz      Director                  4,969                        1.17

All directors
 and executive
 officers as
 a group
 (7 persons)                                 71,867                       16.39



_____________
(1) Amounts include shares held directly and jointly with family members, as well as shares which are held in retirement accounts, or held by certain members of the named individuals' families, or held by trusts of which the named individual is a trustee or substantial beneficiary, with respect to which shares the respective directors may be deemed to have sole or shared voting and/or investment power. Amounts also include restricted shares under the Recognition and Retention Plan over which the individuals have voting power as well as shares subject to options granted under OSI's 1993 Stock Option and Incentive Plan which were ratified by stockholders at OSI's first annual meeting held on January 27, 1994.


       Set forth below, as to each director and executive officer of OSI, OSI's chief executive officer, each known beneficial owner of more than 5% of OSI Stock, and all executive officers and directors of OSI, as a group, is information as of November 10, 1994, as to the number of shares of Fourth Stock to be received by such persons or group in the OSI Merger. None of such persons or groups will beneficially own as much as 1% of the Fourth Stock that will be outstanding upon consummation of the OSI Merger.


                                             Number of Shares
                                             of Fourth Stock
                                             to be
             Name                            Beneficially Owned(1)
             -----                           -------------------

             Calvin J. Anthony               17,634
             Beth F. Buchanan                 7,945
             Robert J. Arnold                17,277
             Dan H. Duncan                    4,711
             James L. Martin                  5,013
             Fred A. Schultz                  1,764
             Yamaichi International
               (America) Inc.                29,526
             Laifer, Inc.                    23,940
             Oklahoma Savings,
              Inc. Employee Stock
              Ownership Plan                 24,106

             All directors and
              executive officers
              as a group (7 persons)         58,033

_______________
(1) See preceding tables for information concerning present beneficial ownership of OSI Stock.


                           EXPERTS


   The consolidated financial statements of Fourth Financial Corporation appearing in Fourth Financial Corporation's Annual Report (Form 10-K) for the year ended December 31, 1993, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference, as to the year 1992 are based in part on the reports of Arthur Andersen LLP, Sartain Fischbein & Co., and GRA, Thompson, White & Co., P.A., independent auditors, and as to the year 1991 are based in part on the reports of Arthur Andersen LLP, Sartain Fischbein & Co., Grant Thornton, and Deloitte & Touche LLP, independent auditors. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

   The consolidated financial statements of Oklahoma Savings, Inc. as of September 30, 1993 and 1992 and for each of the three years in the period ended September 30, 1993 included in this Proxy Statement-Prospectus and OSI's Annual Report on Form 10-KSB have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is included in this Proxy Statement-Prospectus and incorporated herein by reference, in reliance upon such report of such firm given upon their authority as experts in accounting and auditing.


                          LEGAL MATTERS



   The legality of the Fourth Stock to be issued in the OSI Merger is being passed upon for Fourth Financial by Foulston & Siefkin, Wichita, Kansas. As of November 1, 1994, three of the lawyers in such law firm participating in the Merger for Foulston & Siefkin beneficially owned an aggregate of 14,064 shares of Fourth Stock. Certain legal matters in connection with the OSI Merger will be passed upon for OSI by Silver, Freedman & Taff, Washington, D.C. (a partnership including professional corporations), special counsel to OSI.


           INFORMATION INCORPORATED BY REFERENCE


   The following documents previously filed with the Securities and Exchange Commission by Fourth Financial (File No. 0-4170) are incorporated herein by reference:

   1. The annual report of Fourth Financial on Form 10-K for the year ended December 31, 1993.

   2. The quarterly report of Fourth Financial on Form 10-Q for the quarter ended March 31, 1994.

   3. The quarterly report of Fourth Financial on Form 10-Q for the quarter ended June 30, 1994.

   4. The revised definitive proxy statement of Fourth Financial used in connection with its 1994 Annual Meeting of Stockholders held on April 21, 1994.

   5. The description of the capital stock of Fourth Financial contained in its quarterly report on Form 10-Q for the quarter ended June 30, 1992.

   6. All documents filed by Fourth Financial pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities and Exchange Act of 1934, as amended, after the date hereof and before the date of the Special Meeting shall be deemed to be incorporated by reference herein and made a part hereof from the date any such document is filed.

   Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Proxy Statement-Prospectus except as so modified or superseded.

  The Annual Report of Fourth Financial on Form 10-K for the year ended December 31, 1993, and the Quarterly Report of Fourth Financial on Form 10-Q for the quarter ended June 30, 1994 are attached to this Proxy Statement-Prospectus as Annexes IV and V, respectively.


                         SOLICITATION OF PROXIES


   In addition to solicitation by mail, directors, officers, and employees of OSI, who will not be specifically paid for such services, may solicit proxies from OSI stockholders, personally or by telephone, facsimile, mail, or other form of communication. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners. OSI has retained Regan & Associates, Inc. to assist in the solicitation of proxies for a fee estimated to be approximately $2,000 plus reasonable out-of-pocket expenses not to exceed $1,250.



              DEADLINE FOR SUBMISSION OF FOURTH FINANCIAL AND
                         OSI STOCKHOLDERS'
                         PROPOSALS FOR
                THE NEXT ANNUAL MEETINGS OF STOCKHOLDERS



   Any proposals to be submitted by Fourth Financial stockholders pursuant to Rule 14a-8 of the Securities and Exchange Commission, other than proposed nominees for election as directors, at Fourth Financial's 1995 Annual Meeting of Stockholders must be received by Fourth Financial at its principal executive offices at 100 North Broadway, Post Office Box 4, Wichita, Kansas 67201, by November 16, 1994, for inclusion in Fourth Financial's proxy statement and form of proxy. If the date of the 1995 Annual Meeting is changed to a date more than thirty days earlier or later than April 21, 1995, Fourth Financial shall, in a timely manner, inform its stockholders of such change and the date by which proposals of stockholders must be received for such inclusion.

   Fourth Financial's Bylaws provide that nominations for directors, together with certain information specified by the Bylaws, must be submitted in writing not later than fourteen days nor earlier than fifty days prior to the date of the Annual Meeting of Stockholders, except that if fewer than twenty-one days' written notice of the meeting is given to stockholders, such nominations may be made during the seven days following the date the notice was made.

   Stockholders of OSI wishing to include proposals in the proxy materials in connection with the annual meeting of OSI to be held in 1995 must have submitted the same in writing so as to be received by the Secretary of OSI at the executive office of OSI on or before August 24, 1994.
Such proposals must meet the other requirements of the rules of the Securities and Exchange Commission relating to stockholders' proposals. If OSI stockholders approve the Agreement and OSI Merger Agreement and the OSI Merger is consummated in December 1994, there will not be a 1995 annual meeting of OSI stockholders.


                        INDEPENDENT AUDITORS


   OSI's independent auditors for the fiscal year ended September 30, 1993 were Deloitte & Touche LLP. Deloitte & Touche LLP has also been selected to continue as independent auditors for OSI for the fiscal year ending September 30, 1994 and such selection has been ratified by the stockholders.
A representative of Deloitte & Touche LLP is expected to attend the Special Meeting and will be given an opportunity to make a statement if such representative desires to do so and will also be available to respond to appropriate questions from stockholders present at the Special Meeting.
                INDEX TO FINANCIAL STATEMENTS AND RELATED INFORMATION




Oklahoma Savings, Inc.                                                Page
                                                                     ------


 Independent Auditors' Report. . . . . . . . . . . . . . . . . .         F-3

 Consolidated Statements of Financial Condition,
   September 30, 1993 and 1992 . . . . . . . . . . . . . . . . .         F-4

 Consolidated Statements of Operations, years
   ended September 30, 1993, 1992, and 1991  . . . . . . . . . .         F-6

 Consolidated Statements of Capital/Stockholders' Equity,
   years ended September 30, 1993, 1992, and 1991  . . . . . . .         F-8

 Consolidated Statements of Cash Flows, years ended
   September 30, 1993, 1992, and 1991  . . . . . . . . . . . . .         F-9

 Notes to Consolidated Financial Statements, years
   ended September 30, 1993, 1992, and 1991. . . . . . . . . . .        F-11

 Consolidated Statements of Financial Condition,
   June 30, 1994 (unaudited) and September 30, 1993. . . . . . .        F-27

 Consolidated Statements of Operations, three
   months ended June 30, 1994 and 1993 (unaudited) . . . . . . .        F-28

 Consolidated Statements of Operations, nine
   months ended June 30, 1994 and 1993 (unaudited) . . . . . . .        F-29

 Consolidated Statements of Cash Flows, nine
   months ended June 30, 1994 and 1993 (unaudited) . . . . . . .        F-30

 Notes to Consolidated Financial Statements,
   nine months ended June 30, 1994 (unaudited) . . . . . . . . .        F-31

 Management's Discussion and Analysis of Financial Condition
   and Results of Operations and other financial information . .        F-33




                INDEX TO FINANCIAL STATEMENTS AND RELATED INFORMATION





Fourth Financial Corporation, Oklahoma Savings, Inc.,
 Blackwell Security Bancshares, Inc., and Standard
 Bancorporation, Inc. (Pending Acquisitions)

                                                                        Page
                                                                        ----


 Pro forma Condensed Consolidated Statement of Condition
   as of June 30, 1994 (unaudited) . . . . . . . . . . . . . . .        F-63


Fourth Financial Corporation, Equity Bank for Savings, F. A., and
 Emprise Bank, National Association (Recent Acquisitions), and
 Oklahoma Savings, Inc., Blackwell Security Bancshares, Inc., and
 Standard Bancorporation, Inc. (Pending Acquisitions)

 Pro forma Condensed Consolidated Statements of Income for the six months ended June 30, 1994 and 1993 (unaudited) and for
   year ended December 31, 1993 (unaudited). . . . . . . . . . .        F-66

 Pro forma Condensed Consolidated Statement of Income for the
   six months ended June 30, 1994 (unaudited). . . . . . . . . .        F-67

 Pro forma Condensed Consolidated Statement of Income for the
   six months ended June 30, 1993 (unaudited). . . . . . . . . .        F-68

 Pro forma Condensed Consolidated Statement of Income for the
   year ended December 31, 1993 (unaudited). . . . . . . . . . .        F-69












INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Oklahoma Savings, Inc.:

We have audited the accompanying consolidated statements of financial condition of Oklahoma Savings, Inc. and its subsidiary (the "Holding Company") as of September 30, 1993 and 1992 and the related consolidated statements of operations, capital/stockholders' equity and cash flows for each of the three years in the period ended September 30, 1993. These financial statements are the responsibility of the Holding Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Holding Company at September 30, 1993 and 1992 and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1993 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Oklahoma City, Oklahoma
November 5, 1993





    OKLAHOMA SAVINGS, INC.

    CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
    SEPTEMBER 30, 1993 AND 1992
    -------------------------------------------------------------------------------

    ASSETS                                                   1993           1992
    CASH                                                  $1,528,589     $1,284,428

    OVERNIGHT DEPOSITS WITH FEDERAL
      HOME LOAN BANK                                       4,400,000      4,500,000
                                                           ---------      ---------
                Cash and cash equivalents                  5,928,589      5,784,428

    INTEREST-BEARING DEPOSITS                              1,386,000        396,000

    INVESTMENT SECURITIES (approximate fair
      value of $10,212,600 and $7,432,000                  9,994,688      7,167,825
      at September 30, 1993 and 1992)

    FEDERAL HOME LOAN BANK STOCK, at cost                  1,373,100      1,373,100

    MORTGAGE-BACKED PASS-THROUGH SECURITIES
      (approximate fair value of $4,878,000 and
      $5,821,000 at September 30, 1993 and 1992)           4,746,281      5,763,185

    LOANS RECEIVABLE (net of allowance for
      loan losses of $1,276,657 and $1,206,781
      at September 30, 1993 and 1992)                     69,369,431     74,642,316

    ACCRUED INTEREST RECEIVABLE                              689,339        703,213

    OFFICE PROPERTIES AND EQUIPMENT, net                     490,235        485,361

    LEASED PROPERTY, net                                     400,000      1,273,877

    REAL ESTATE OWNED AND OTHER ASSETS
       ACQUIRED THROUGH FORECLOSURE, net                   2,248,563      3,319,023

    OTHER ASSETS                                             304,122        287,169
                                                          ----------    -----------
    TOTAL                                                $96,930,348   $101,195,497
                                                          ==========    ===========




                                                                        (Continued)



    OKLAHOMA SAVINGS, INC.

    CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
    SEPTEMBER 30, 1993 AND 1992
    --------------------------------------------------------------------------------

    LIABILITIES AND CAPITAL/STOCKHOLDERS' EQUITY              1993           1992
    LIABILITIES:
      Deposits                                            $89,221,730    $97,207,686
      Advances from borrowers for taxes and insurance         567,887        563,221
      Accrued interest payable                                276,582        269,068
      Other liabilities                                       257,431        124,290
      Deferred income                                         185,023        184,458
      Employee Stock Ownership Plan obligation                245,983         -
                                                           ----------     ----------
                Total liabilities                          90,754,636     98,348,723
                                                           ----------     ----------
    COMMITMENTS AND CONTINGENCIES

    CAPITAL/STOCKHOLDERS' EQUITY:
      Preferred stock, par value $.01 per share, authorized
        500,000 shares, none issued                             -             -
      Common stock, par value $.01 per share, authorized
        2,000,000 shares, issued 419,200 shares                 4,192         -
      Capital in excess of par value                        3,688,027         -
      Retained earnings - substantially restricted          2,825,163      2,846,774
      Deferred stock compensation                            (341,670)        -
                                                           ----------    -----------
               Total capital/stockholders' equity           6,175,712      2,846,774
                                                           ----------    -----------
    TOTAL                                                 $96,930,348   $101,195,497
                                                           ==========    ===========

    See notes to consolidated financial statements.






                                                                         (Concluded)


    OKLAHOMA SAVINGS, INC.

    CONSOLIDATED STATEMENTS OF OPERATIONS
    YEARS ENDED SEPTEMBER 30, 1993, 1992 AND 1991
    ------------------------------------------------------------------------------

                                               1993          1992          1991

    INTEREST INCOME:
      Loans                                 $6,107,502    $7,200,445    $8,524,881
      Mortgage-backed securities               397,603       468,949       486,155
      Investment securities                    533,598       483,558       469,266
      Interest-bearing deposits and
        overnight deposits with the FHLB       191,838       278,946       442,166
                                             ---------     ---------     ---------
                Total interest income        7,230,541     8,431,898     9,922,468
                                             ---------     ---------     ---------
    INTEREST EXPENSE:
      Demand deposits                          490,396       597,268       866,325
      Savings and time deposits              3,350,351     4,750,890     6,591,027
      Other                                      5,245         -             -
                                             ---------     ---------     ---------
                Total interest expense       3,845,992     5,348,158     7,457,352
                                             ---------     ---------     ---------
    NET INTEREST INCOME BEFORE
      PROVISION FOR LOAN LOSSES              3,384,549     3,083,740     2,465,116

    PROVISION FOR LOAN LOSSES                  183,516       357,188     1,068,926
                                             ---------     ---------     ---------
    NET INTEREST INCOME                      3,201,033     2,726,552     1,396,190
                                             ---------     ---------     ---------
    OTHER INCOME:
      Service charges                          332,083       461,655       607,718
      Gain from sale of real estate
        owned, net                              12,375        33,430         -
      Gain from termination of pension plan      -           158,245         -
      Gain from sale of FHLMC preferred stock    -             -           126,169
      Gain on sale of mortgage-backed
        securities                               -             -             3,360
      Other                                    102,913        58,061        82,446
                                              --------      --------      --------
                Total other income            $447,371      $711,391      $819,693





                                                                        (Continued)

<CATION>

    OKLAHOMA SAVINGS, INC.

    CONSOLIDATED STATEMENTS OF OPERATIONS
    YEARS ENDED SEPTEMBER 30, 1993, 1992 AND 1991
    ------------------------------------------------------------------------------

                                               1993          1992          1991
                Total other income            $447,371      $711,391      $819,693
                                              --------      --------      --------
    OTHER EXPENSES:
      Salaries and employee benefits           825,310       783,104       857,778
      Occupancy expense                        134,703       183,305       193,402
      Real estate owned - operating
        expenses, net                          160,851       185,790       232,865
      General and administrative               387,700       399,988       534,964
      Federal insurance premium                300,902       278,150       299,285
      Data processing expense                  190,672       193,980       265,319
      Insurance and surety bond premiums       114,600       127,722       120,805
      Leased property valuation provision      864,977         -             -
      Provision for losses on real estate
        owned                                  614,000       111,000        39,000
      Loss on sale of real estate owned, net     -             -            52,430
                                             ---------     ---------     ---------
                Total other expenses         3,593,715     2,263,039     2,595,848
                                             ---------     ---------     ---------
    INCOME (LOSS) BEFORE INCOME TAXES
      AND EXTRAORDINARY ITEM                    54,689     1,174,904      (379,965)

    INCOME TAX EXPENSE                          88,100       425,000         -
                                              --------     ---------      --------
    INCOME (LOSS) BEFORE                       (33,411)      749,904      (379,965)
      EXTRAORDINARY ITEM

    REDUCTION OF INCOME TAX EXPENSE
      ARISING FROM CARRYFORWARD OF
      PRIOR YEARS' OPERATING LOSSES             11,800       425,000         -
                                              ---------    ---------     ---------
    NET INCOME (LOSS)                         ($21,611)   $1,174,904     ($379,965)
                                              =========    =========     =========
    EARNINGS PER SHARE (SINCE ISSUANCE)          $0.80
                                              =========
    AVERAGE SHARES OUTSTANDING                 421,950
                                              =========

    See notes to consolidated financial statements.




                                                                        (Concluded)


    OKLAHOMA SAVINGS, INC.

    CONSOLIDATED STATEMENTS OF CAPITAL/STOCKHOLDERS' EQUITY
    YEARS ENDED SEPTEMBER 30, 1993, 1992 AND 1991
    -------------------------------------------------------------------------------

                                           Capital in                Deferred
                                 Common    Excess of     Retained      Stock
                                  Stock    Par Value     Earnings    Compensation
    BALANCE,
         OCTOBER 1, 1990         $  -   $      -       $2,051,835   $      -

    Net loss                        -          -         (379,965)         -
                                 -------  ----------   ----------     -----------
    BALANCE,
      SEPTEMBER 30, 1991            -          -        1,671,870          -

    Net income                      -          -        1,174,904          -
                                 -------  ----------   ----------      ----------
    BALANCE,
      SEPTEMBER 30, 1992            -          -        2,846,774          -

    Net proceeds from issuance
      of common stock             4,100    3,595,869        -              -

    Common stock issued for
      Recognition and Retention
      Plan                           92       92,158        -           (92,250)

    Deferred stock compensation     -          -            -          (286,980)

    Amortization of deferred
      stock compensation            -          -            -            37,560

    Net loss                        -          -          (21,611)         -
                                 -------  ----------   ----------      ----------
    BALANCE,
      SEPTEMBER 30, 1993         $4,192   $3,688,027   $2,825,163    $ (341,670)
                                 =======  ==========    =========      ==========

    See note to consolidated financial statements.


    OKLAHOMA SAVINGS, INC.

    CONSOLIDATED STATEMENTS OF CASH FLOWS
    YEARS ENDED SEPTEMBER 30, 1993, 1992 AND 1991
    ----------------------------------------------------------------------------------

                                                  1993          1992           1991
    OPERATING ACTIVITIES:
      Net income (loss)                          ($21,611)   $1,174,904      ($379,965)
      Adjustments to reconcile net income (loss)
        to net cash provided by operating activities:
          Provision for loan and real estate
           owed lossed                            797,516       468,188      1,107,926
          Dividends on FHLB stock                   -           (88,500)      (120,600)
          Depreciation and amortization expense   120,081       163,117        128,748
          Accretion of discounts and amortization
             of premiums, net                      88,867       (37,514)        (2,653)
          (Gain) loss on sale of real estate owed (12,375)      (33,430)        52,430
          Gain on sale of FHLMC preferred stock     -             -           (126,169)
          Gain on sale of mortgage-backed
            securities                              -             -             (3,360)
          Loss on sale of office properties and
            equipment                               -             5,680         -
          Loss on writedown of leased properties  864,977         -             -
      Changes in assets and liabilities:
        Other liabilities                         133,141       (83,427)        62,898
        Deferred income                               565        60,074          5,540
        Accrued interest payable                    7,514       222,785         (5,162)
        Other assets                              (16,953)       28,785        (29,820)
        Accrued interest receivable                13,874       177,662        142,886
                                                ---------     ---------       --------
             Net cash provided from operations  1,975,596     2,058,324        832,699
                                                ---------     ---------       --------
    INVESTING ACTIVITIES:
      Purchase of mortgage-backed securities        -        (1,587,765)    (1,000,051)
      Principal repayments on mortgage-backed
        securities                              1,003,926     1,323,033        836,661
      Proceeds from sale of mortgage-backed
        securities                                  -             -          1,058,327
      Maturities of investment securities       1,500,000     2,500,000      3,000,000
      Purchase of investment securities        (5,084,702)   (3,000,000)    (4,111,000)
      Principal repayments on investment
        securities                                681,949         -             -
      Loans originated and principal
        repayments, net                         3,873,124     3,453,021      6,570,680
      Sale of education loans                   1,213,462     1,241,133      2,583,565
      Purchase of interest-bearing deposits    (1,188,000)   (1,681,341)    (1,089,000)
      Proceeds from maturing interest-bearing
        deposits                                  198,000     1,188,000        826,619
      Proceeds from sales of FHLMC preferred
        stock                                       -             -            139,009
      Proceeds from sales of real estate owned    471,619       485,205        942,948
      Real estate held for development              -             -            125,594
      Purchase of office properties and
        equipment                                 (78,495)      (14,139)        (6,090)
      Proceeds from sales of office properties
        and equipment                               -            14,500          -
                                                ---------     ---------      ---------

             Net cash provided from investing  $2,590,883    $3,921,647     $9,877,262

                                                                           (Continued)


    OKLAHOMA SAVINGS, INC.

    CONSOLIDATED STATEMENTS OF CASH FLOWS
    YEARS ENDED SEPTEMBER 30, 1993, 1992 AND 1991
    -----------------------------------------------------------------------------------

                                                  1993          1992           1991

             Net cash provided from investing  $2,590,883    $3,921,647     $9,877,262
                                                ---------     ---------      ---------
    FINANCING ACTIVITIES:
      Net decrease in deposits                 (7,985,956)   (5,973,689)   (10,487,574)
      Net change in advances from borrowers
        for taxes and insurance                     4,666         9,559        (10,821)
      Payments on Employee Stock Ownership
        Plan obligation                           (40,997)
      Proceeds from issuance of common stock    3,599,969         -             -
                                                ---------     ---------     ----------
             Net cash used by financing
               activities                      (4,422,318)   (5,964,130)   (10,498,395)
                                                ---------     ---------     ----------
    NET INCREASE IN CASH
      AND CASH EQUIVALENTS                        144,161        15,841        211,566

    CASH AND CASH EQUIVALENTS,
      Beginning of year                         5,784,428     5,768,587      5,557,021
                                                ---------     ---------      ---------
      End of year                              $5,928,589    $5,784,428     $5,768,587
                                                =========     =========      =========
    SUPPLEMENTAL CASH FLOWS DISCLOSURES:
      Cash paid for interest on deposits
        (including interest credited
        to deposit accounts)                   $3,833,233    $5,125,373     $7,462,500
      Loans originated to finance the
        sale of real estate owned                 325,350     1,245,050      2,569,000
      Loans transferred to real estate owned      419,926     1,440,442      2,218,000
      Cash paid for income taxes                  128,215         -             -

    See notes to consolidated financial statements.






                                                                           (Concluded)

OKLAHOMA SAVINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 1993, 1992 AND 1991
- ------------------------------------------------------------------------------

1.      ORGANIZATION

In March 1993, Stillwater Savings and Loan Association, an Oklahoma chartered mutual savings and loan association, converted to a federally chartered mutual savings bank and changed its name to Stillwater Federal Savings Bank (the "Bank"). In April 1993, Oklahoma Savings, Inc. (the "Holding Company") was formed at the direction of the Bank for the purpose of acquiring all of the outstanding common stock issued in the conversion of the Bank to a stock savings bank. On June 28, 1993, the Holding Company completed a subscription and community offering of 409,975 shares of its common stock at $10 per share and received net proceeds of $3,599,969. Concurrently, the Holding Company acquired all of the Bank's outstanding common stock for $3,564,000. The Holding Company's only significant asset is its investment in the Bank.

At the time of conversion, the Bank established a liquidation account in the amount of $2,846,774. The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The liquidation account balance is not available for payment of dividends.

Regulations of the Office of Thrift Supervision ("OTS") limit the amount of dividends and other capital distributions that may be paid by a savings institution without prior approval of the OTS. This regulatory restriction is based on a three-tiered system with the greatest flexibility being afforded to well-capitalized (Tier 1) institutions. OTS regulations prohibit a savings institution from paying dividends or making other capital distributions if, as a result, its net worth would be reduced to an amount that is less than the required regulatory capital or the liquidation account.

 2.     SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Basis of Presentation - As discussed in Note 1, on June 28, 1993, the Bank became a wholly owned subsidiary of the Holding Company. The transaction is being accounted for using historical costs (similar to a pooling of interests), consequently, no goodwill or intangibles were recorded as a result of this transaction. As such, the accompanying consolidated financial statements of the Holding Company have been restated to reflect the accounts and operations of the Bank. All material intercompany balances and transactions are eliminated.

The accounting and reporting policies of the Holding Company conform to generally accepted accounting principles and to general practices within the savings and loan industry.

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, noninterest-bearing deposits in depository institutions and overnight deposits with the Federal Home Loan Bank ("FHLB"). Generally, overnight deposits with the FHLB are purchased and sold for one day periods.

Investments and Mortgage-backed Securities - Investments and mortgage-backed securities held for investment are carried at cost, adjusted for amortization of premiums and accretion of discounts. Amortization of premiums and accretion of discounts are recorded to income over the estimated life of the individual investment on the level yield method. The Bank has the ability and intent to hold mortgage-backed securities and investment securities to maturity. Accordingly, no adjustment has been made for the excess, if any, of amortized cost over market. Gain or loss on sale of all investments is based on the specific identification method.

Should the Bank acquire investment and mortgage-backed securities intended to be held for indefinite periods of time, including securities which management may sell as part of the Bank's asset/liability management strategy in response to changes in interest rates, prepayment factors, and other similar factors, they will be classified as held for sale and accounted for at the lower of cost or market.

Liquidity Requirement - Regulations require the Bank to maintain in cash and U.S. Government and other approved securities an amount equal to 5% of savings accounts (net of loans on savings accounts) plus short-term borrowings.

Interest on Loans - Interest on loans is credited to income as earned and accrued only if deemed collectible. No interest income is recognized on loans which are 90 days past due or when management believes collectibility is doubtful and a reserve is established for interest previously accrued. Loans may be reinstated to accrual status when all payments are brought current and, in the opinion of management, collection of the remaining balance is reasonably expected.

Allowance and Provisions for Losses - Provisions for losses include charges to reduce the recorded balances of mortgage loans receivable, loans foreclosed in-substance, and real estate owned to their estimated net realizable value or fair value, as applicable. Provisions for possible loan losses are charged to operations based on management's evaluation of the potential losses in its loan portfolio. The major factors considered in evaluating potential losses are historical charge-off experience, delinquency rates, regional economic conditions and collateral value. Management's estimate of fair value of collateral considers the current and currently anticipated future operating or sales conditions, thereby causing these estimates to be particularly susceptible to changes that could result in an adjustment to results of operations in the future. Recovery of the carrying value of such loans and real estate owned is dependent to a great extent on conditions that may be beyond the Bank's control.

Office Properties and Equipment - Office properties and equipment are carried at cost less accumulated depreciation. Major additions or betterments are charged to the asset account while normal maintenance and repairs are expensed as incurred. When property or equipment is sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gains and losses are reflected in income. Depreciation and amortization are computed generally on the straight-line basis over the estimated useful lives of the assets ranging from 5 to 30 years.

Real Estate Owned and Other Assets Acquired Through Foreclosure - Real estate owned ("REO") and other assets acquired through foreclosure are recorded at the lower of the unpaid balance of the loan plus related foreclosure costs, or fair value less the estimated costs to sell the asset. Write-downs of carrying value required at the time of foreclosure or in-substance foreclosure are recorded as a charge to the allowance for loan losses. Costs related to the development of such real estate are capitalized whereas those related to holding the property are expensed. Foreclosed property is subject to periodic reevaluation based upon estimates of current fair value and any necessary adjustments are recorded in the valuation allowance.

In the ordinary course of business, the Bank institutes appropriate legal action to foreclose or repossess the real estate or other property securing delinquent loans, if the delinquency cannot be cured. The Bank's policy is to reclassify the loan balance to REO when that property is in-substance foreclosed, even though formal foreclosure or repossession proceedings are not completed. In-substance foreclosure occurs when the borrower has little or no equity in the collateral at its current estimated fair value, proceeds for repayment are expected to come only from the operations or sale of the collateral, and the borrower has either abandoned control of the collateral or it is doubtful the borrower will rebuild equity in the collateral or be able to repay the loan by other means in the foreseeable future. Even though the collateral underlying these loans has not been formally repossessed, a loss is recognized by reducing the carrying value of the asset to the estimated fair value of the related collateral. The amounts the Bank could ultimately recover from such in-substance foreclosures could differ from the amounts used in arriving at the net carrying value of the assets because of future market factors beyond the Holding Company's control.

Profit from sales of foreclosed property financed by the Bank is recognized in accordance with the provisions of SFAS No. 66, "Accounting for Sales of Real Estate". Losses are recognized as incurred.

Effective September 30, 1992, the Holding Company adopted the provisions of Statement of Position 92-3 Accounting for Foreclosed Assets ("SOP 92-3") issued by the American Institute of Certified Public Accountants. The adjustment required to record foreclosed assets in accordance with SOP 92-3 was not material.

Income Taxes - Income taxes are accounted for under the provisions of Accounting Principles Board Opinion No. 11. Deferred income taxes are provided on items that are recognized for financial accounting purposes in periods different than for income tax purposes.

The Financial Accounting Standards Board has issued SFAS No. 109, "Accounting for Income Taxes" (the "Statement"), which requires an asset and liability approach for financial accounting and reporting for income taxes. The effective date of the Statement is for fiscal years beginning after December 15, 1992.
The Statement permits the recording of a deferred tax asset to recognize the future tax benefits to be realized upon utilization of net operating loss carryforwards. If, on the basis of available evidence, it is more likely than not that all or a portion of the deferred tax asset will not be realized, the asset must be reduced by a valuation allowance. The Holding Company has not determined the amount of valuation allowance that will be established to reduce the future tax benefits that may be realized upon utilization of its existing tax loss carryforwards (see Note 11). Management of the Holding Company intends to adopt the Statement when required.

Loan Origination Fees and Direct Origination Costs, Premiums, and Discounts - Loan origination fees net of certain direct costs of origination are recorded as deferred income and recognized into income over the life of the related loan as a yield adjustment. The unamortized net loan fee balance related to loans that are paid off prior to maturity are recognized in income at the time of prepayment. Unearned discounts on loans and premiums and discounts on mortgage-backed securities purchased are amortized by the level-yield method over the estimated life of the underlying loans.

Earnings Per Share - Earnings per share were determined by dividing net income earned from the date of initial stock offering through the end of the year by the weighted average shares of common stock and common stock equivalents outstanding for the period.

Reclassification - Certain reclassifications have been made in the 1992 and 1991 financial statements to conform with the presentation in 1993.

New Accounting Pronouncements - In December 1991, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments". SFAS No. 107 requires disclosures of the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial condition, for which it is practical to estimate fair value. SFAS No. 107 is effective for fiscal years ending after December 11, 1995 for entities with less than $150 million in total assets.

In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This statement requires that impaired loans be measured based on the present value of the expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. SFAS No. 114 is effective for fiscal years beginning after December 15, 1994. Management has not determined the effect of implementing SFAS No. 114 on the Holding Company's consolidated financial statements.

In May 1993, FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 discusses the accounting and reporting for investments in debt securities. Such investments are to be classified in three categories (held-to-maturity, trading and available-for-sale) and account for such items in the prescribed manner. The statement is effective for fiscal years beginning after December 15, 1993. The Bank currently only acquires investment securities with the intent to hold them until maturity; therefore, management does not anticipate that implementation of SFAS No. 115 will have a significant effect on the Holding Company's consolidated financial statements.

3.     REGULATORY CAPITAL REQUIREMENTS

The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") established regulatory capital standards that were effective December 7, 1989 and require thrifts to have core capital equal to 3.00% of adjusted total assets, of which 1.50% must be tangible capital. Core capital generally consists of retained earnings less unidentified intangible assets. Tangible capital consists of retained earnings less all intangible assets other than certain purchased mortgage servicing rights. Additionally, the Bank must maintain total capital equal to increasing percentages, 8.00% on September 30, 1993, of risk-weighted assets and certain off-balance sheet items.

In April 1991, the Office of Thrift Supervision ("OTS") proposed a core capital requirement for savings associations comparable to the requirement for national banks that became effective December 31, 1990. The proposal calls for an OTS core capital requirement of at least 3% of total adjusted assets for thrifts that receive the highest supervisory rating for safety and soundness, with a 4% to 5% core capital requirement for all other thrifts. If adopted as proposed, management would expect the Bank to be subject to a 4% to 5% core capital requirement.

Along with the anticipated increase in the core capital requirements, the OTS has recently adopted an amendment to the risk-based capital requirement that includes an interest rate risk component for any institution carrying "above normal" interest rate risk. "Above normal" interest rate risk would be determined based on the change in the net market value of the institution's assets, liabilities and off-balance sheet items under specific interest rate scenarios. Interest rate risk determined to be "above normal" would likely require additional risk-based capital. Based on the Bank's risk-based and interest-rate risk profile and the level of interest rates at September 30, 1993, as well as the Bank's level of risk-based capital, it appears that this amendment, effective July 1, 1994, will not affect the Bank's compliance with its risk-based capital requirements.

The Bank's capital requirements and the amount of its capital at September 30, 1993 and 1992 follow (dollars in thousands):


                             Requirement                             Actual Capital
            --------------------------------------------    ------------------------------------
                   1993                      1992                1993                1992
            ------------------        ------------------   ----------------      ---------------
            Amount     Percent         Amount    Percent    Amount  Percent      Amount  Percent
Core       $2,908        3.00%       $   3,036   3.00%     $6,176   6.37%        $2,847   2.81%
Tangible   $1,454        1.50%       $   1,518   1.50%     $6,176   6.37%        $2,847   2.81%
Risk-based $3,596        8.00%       $   4,150   7.20%     $6,522  14.51%        $3,553   6.20%


A reconciliation of the Bank's capital as shown in the accompanying statements of financial condition to risk-based capital at September 30, 1993 and 1992 follows:


                                                   September 30,
                                                 ------------------
                                                 1993         1992
                                                  (in thousands)

    As reported in the accompanying statements
      of financial condition                     $6,176      $2,847
    General loan valuation allowances               565         773
    Equity investment required to be deducted      (219)        (67)
                                                 ------      ------
    Risk-based capital                           $6,522      $3,553
                                                 ======      ======

On June 12, 1991 as a result of its failure to meet the prescribed capital requirements, the Bank entered into a consent agreement with the OTS. The consent agreement contained provisions limiting the Bank's growth and lending activities and provides for the appointment of a conservator, should OTS deem one necessary. In October 1991, the Bank filed a capital plan with OTS that described how it intended to meet the capital requirements by December 31, 1994. The OTS accepted the capital plan on December 10, 1991. As a result of the Bank's conversion to a stocksavings bank and the acquisition of its stock by the Holding Company, the Bank is in compliance with regulatory capital standards. The OTS terminated the consent agreement and capital directive on September 29, 1993 and September 27, 1993, respectively.

 4.     INVESTMENT SECURITIES

A comparison of the amortized cost and approximate fair value of the Bank's investment securities follows:

                                                      September 30, 1993
                                           ---------------------------------------------
                                                          Gross Unrealized   Approximate
                                            Amortized     ----------------      Fair
                                               Cost       Gains   Losses        Value

  U.S. Government and agency
  obligations due:
    Within one year                       $ 2,011,583  $  23,082  $    65    $  2,034,600
    One to five years                       7,017,958    194,964    1,822       7,211,100
    Five to ten years                         965,147      1,753        -         966,900
                                           ----------   --------   ------     -----------
  Total                                   $ 9,994,688  $ 219,799  $ 1,887    $ 10,212,600
                                           ==========   ========   ======     ===========

                                                      September 30, 1992
                                           ---------------------------------------------
                                                         Gross  Unrealized   Approximate
                                           Amortized     -----------------      Fair
                                             Cost        Gains    Losses        Value

  U.S. Government and agency
  obligations due:
    Within one year                       $ 1,521,683  $   8,317  $     -    $ 1,530,000
    One to five years                       4,575,998    259,002        -      4,835,000
    Five to ten years                       1,070,144          -    3,144      1,067,000
                                           ----------   --------   ------     ----------
  Total                                   $ 7,167,825  $ 267,319  $ 3,144    $ 7,432,000
                                           ==========   ========   ======     ==========

U.S. Government obligations at September 30, 1993 bear interest at rates ranging from 3.88% to 8.88%, with a weighted average rate of 5.55%. At September 30, 1993 and 1992, accrued interest receivable on investment securities amounted to $125,824 and $93,471, respectively.

The weighted average yields on investment securities for the years ended September 30, 1993, 1992 and 1991 were 5.27%, 5.94% and 7.13%, respectively.

There have been no sales of investment securities during the years ended September 30, 1993 and 1992.

 5.     MORTGAGE-BACKED PASS-THROUGH SECURITIES

Mortgage-backed pass-through securities held at September 30, 1993 and 1992 bear interest at stated interest rates ranging from 4.75% to 9.43% and 5.50% to 9.79%, respectively, and mature between July 2007 through January 2025. The Bank had no sales of mortgage-backed pass-through securities during fiscal 1993 and 1992. A comparison of the amortized costs and approximate fair value of the Bank's mortgage-backed securities follows:


                                                   September 30, 1993
                                          ----------------------------------------------
                                                         Gross  Unrealized
                                           Amortized     -----------------      Fair
                                             Cost        Gains    Losses        Value
  FHLMC certificates                      $ 2,872,441  $ 135,059  $     -    $ 3,007,500
  GNMA certificates                         1,432,287     16,618    4,905      1,444,000
  FNMA certificates                           441,553          -   15,053        426,500
                                           ----------   --------  -------     ----------

  Total                                   $ 4,746,281  $ 151,677  $19,958    $ 4,878,000
                                           ==========   ========   ======     ==========

                                                   September 30, 1992
                                           ---------------------------------------------
                                                         Gross  Unrealized   Approximate
                                           Amortized     -----------------      Fair
                                             Cost        Gains    Losses        Value
  FHLMC certificates                      $ 3,543,041  $  87,066  $26,107    $ 3,604,000
  GNMA certificates                         1,578,122     12,455    4,577      1,586,000
  FNMA certificates                           642,022          -   11,022        631,000
                                           ----------   --------  -------     ----------
  Total                                   $ 5,763,185  $  99,521  $41,706    $ 5,821,000
                                           ==========   ========  =======     ==========

The weighted average yield on mortgage-backed securities for the years ended September 30, 1993, 1992 and 1991 were 7.55%, 7.87% and 8.60%, respectively.

Maturities of mortgage-backed securities are not presented since the loans underlying such securities may be subject to prepayment by the borrowers.



 6.     LOANS RECEIVABLE

Loans receivable consist of the following:

                                                                    1993           1992
    Real estate mortgages secured by  first mortgages:
      Conventional one-to-four family residences:
        - fixed rate                                              $17,693,714    $14,913,000
        - adjustable rate                                          39,639,355     42,959,000
      Conventional - other                                          2,890,181      7,712,516
      Commercial                                                    7,488,285      8,060,778
      Partially guaranteed by VA or insured by FHA - residential      736,336        509,732
      Construction and development - residential                      612,667      1,355,446
      Whole loans and participations purchased                        270,200        468,587
      Whole loans and participations sold and serviced for others  (3,669,554)    (5,296,396)
                                                                   ----------     ----------
                Total first mortgages                              65,661,184     70,682,663
                                                                   ----------     ----------
    Installment and other                                           1,006,480      1,437,845
    Second mortgages                                                1,045,990      1,442,339
    Loans secured by deposits                                       1,089,440        932,135
    Commercial loans                                                  130,770        169,614
    Education loans - held for sale                                 2,478,886      1,875,094
                                                                   ----------     ----------
                Total                                              71,412,750     76,539,690
                                                                   ----------     ----------
    Deduct:
      Unearned discounts                                              (73,773)       (42,778)
      Undisbursed portion of loans in process                        (692,889)      (647,815)
      Allowance for possible loan losses                           (1,276,657)    (1,206,781)
                                                                  -----------    -----------
    Loans receivable, net                                         $69,369,431    $74,642,316
                                                                  ===========    ===========

At September 30, 1993 and 1992, accrued interest receivable on loans amounted to $689,339 and $555,338, respectively. Accrued interest receivable has been reduced by an allowance for uncollectible interest amounting to $27,601 and $25,723 at September 30, 1993 and 1992, respectively. The Bank's gross loan portfolio consists of approximately $49,521,000 of variable rate loans and $21,892,000 of fixed rate loans at September 30, 1993. Nonaccrual and restructured loans at September 30, 1993 are not significant.


The unpaid principal balance of loans serviced for others totaled $6,658,990 at September 30, 1991.

Transactions in the allowance for loan losses at September 30, 1993, 1992 and 1991 are summarized as follows:



                                             1993        1992        1991

  Balance, beginning of period           $1,206,781  $  979,161   $1,089,663
  Provision for loan losses                 183,516     357,188    1,068,926
  Loans charged off                        (113,640)   (129,568)  (1,179,428)
                                         ----------  ----------   ----------
  Balance, end of period                 $1,276,657  $1,206,781   $  979,161
                                         ==========  ==========   ==========


The Bank has originated or purchased in prior years commercial real estate loans which are considered by management to be of somewhat greater risk of uncollectibility due to the dependency on income production or future development of the real estate. The commercial real estate loans are collateralized by multi-family residential property, commercial properties and undeveloped land. The Bank's mortgage loan portfolio is collateralized primarily by real estate located in the State of Oklahoma which has recently experienced a weak real estate market. Other loans are made primarily to customers within the Bank's Oklahoma market area of Payne, Logan, and Noble counties.

The Bank originates education loans which are guaranteed by the Oklahoma State Regents for Higher Education. These loans are held in the portfolio during the payment deferral period, and are sold, at par plus accrued interest, to the Student Loan Marketing Association at the end of that period.

The Bank's loan portfolio contains certain loans which do not conform to current OTS Loans-to-One Borrower limitations. Such loans were in compliance with OTS regulations when originated or approval was received from the OTS prior to funding.

7.      OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment at September 30, 1993 and 1992 are summarized as follows:


                                                    1993          1992

Land                                            $  159,348    $  159,348
Building and improvements                          696,744       688,021
Furniture and equipment                            826,569       833,260
                                                 ---------     ---------
            Total                                1,682,661     1,680,629
Less accumulated depreciation                   (1,192,426)   (1,195,268)
                                                 ---------     ---------
Office properties and equipment, net            $  490,235    $  485,361
                                                 =========     =========


 8.     LEASED PROPERTY

Property leased to others under operating leases by major classes at September 30, 1993 and 1992 are summarized as follows:


                                                     1993         1992

  Land                                           $  355,000    $  441,874
  Building and improvements                         288,561     1,066,664
                                                  ---------     ---------
              Total                                 643,561     1,508,538
  Less accumulated depreciation                    (243,561)     (234,661)
                                                  ---------     ---------
  Properties under operating leases, net         $  400,000    $1,273,877
                                                  =========     =========




Future minimum rentals on noncancelable operating leases follow:


                     Year ending
                    September 30,


                        1994                       $  52,517
                        1995                          53,717
                        1996                          49,917
                        1997                          25,917
                        1998                          25,917
                     Thereafter                       12,959
                                                    --------
                                                   $ 220,944
                                                    ========

The Bank has two operating leases, one 10 year lease expiring in 1999 and one 5 year lease expiring in 1996 with an option to renew for an additional 5 years.

Leased property consists of a former branch facility that was vacated as part of the Bank's program to reduce operating costs. The Bank's intent is to reoccupy the facility at the earliest date possible; therefore, the facility is classified as leased property and not real estate held for investment. Prior to December 1992, the Bank carried this facility at historical cost since, in management's judgment, no permanent impairment in such value had occurred considering the intended future reoccupation of the branch facility. In December 1992, the Bank, after considering the possible length of time required to reoccupy the leased property, wrote the property down to its estimated fair value which was based upon the income approach using the lease agreements currently in effect.

 9.     REAL ESTATE OWNED AND OTHER ASSETS ACQUIRED THROUGH FORECLOSURE

Real estate owned and other assets acquired by the Holding Company through foreclosure proceedings, in-substance foreclosed or deeded in lieu of foreclosure consists of the following:


                                                     1993         1992

  Single family residences                       $   76,774   $  197,348
  Mobile homes                                        5,000       43,896
  Other land and commercial property              2,912,581    3,077,779
  Valuation allowance                              (745,792)           -
                                                  ---------    ---------
  Total                                          $2,248,563   $3,319,023
                                                  =========    =========

Real estate owned and other assets acquired through foreclosure are subject to periodic evaluations based upon estimates of fair value. Prior to September 30, 1992, the Bank recorded valuation adjustments to real estate owned and other assets acquired through foreclosure by reducing the carrying value of individual assets. Effective September 30, 1992, in accordance with SOP 92-3, the Bank records adjustments to the carrying value of such assets through a valuation allowance. In-substance foreclosures included in real estate owned were $2,381,849 and $2,261,120 at September 30, 1993 and 1992, respectively.


Transactions in the valuation allowance for real estate owned and other assets acquired through foreclosure are summarized as follows:


                                                     1993

  Balance, beginning of period                     $       -
  Provision for losses                               614,000
  Reclassification                                   131,792
                                                    --------
  Balance, end of period                           $ 745,792
                                                    ========

10.     DEPOSITS

The weighted average stated interest rate payable on all deposits at September 30, 1993 and 1992 was 3.91% and 4.60%, respectively. The stated rates at which the Bank paid interest on deposits and related balances of such deposits at September 30, 1993 and 1992 follow:



                               Stated Rate           1993          1992

DEMAND DEPOSITS:
  Zero rate NOW accounts           0.00%         $  1,032,754  $   839,205

                          2.75% - 3.00% at 1993
NOW and SuperNOW accounts 3.00% - 3.30% at 1992     6,517,843    5,301,160

                                3.00% at 1993
Money market demand accounts    3.30% at 1992       8,886,295    9,078,226
                                                   ----------   ----------
    Total demand deposits                          16,436,892   15,218,591
                                                   ----------   ----------
SAVINGS DEPOSITS:
  Zero rate accounts               0.00%                2,997            -
  Passbook accounts       3.25% at 1993 and 1992    6,012,280    5,978,513
                                                   ----------   ----------
    Total savings deposits                          6,015,277    5,978,513
                                                   ----------   ----------
TIME DEPOSITS:                2.51% - 3.50%        18,916,877    1,897,345
Savings certificates          3.51% - 4.50%        30,410,303   29,852,339
                              4.51% - 5.50%         6,324,136   22,865,307
                              5.51% - 6.50%         3,336,713    6,161,797
                              6.51% - 7.50%         2,606,754    6,423,669
                              7.51% - 8.50%         1,284,563    4,112,334
                              8.51% - 9.50%            64,074      374,896
Variable rate time deposits
  - average rate 4.02% and
  4.18% at  September 30, 1993
  and 1992                                          3,826,141    4,322,895
                                                   ----------   ----------
   Total time deposits                             66,769,561   76,010,582
                                                   ----------   ----------
Total deposits                                   $ 89,221,730  $97,207,686
                                                   ==========   ==========


The amounts of scheduled maturities of time deposits at September 30, 1993 follow:


                                    Year ending September 30,
                  ------------------------------------------------------------------
    Stated Rate          1994       1995      1996      1997       1998      Total
    2.51% - 3.50%  $18,916,877 $      -   $       -  $     -    $      -   $18,916,877
    3.51% - 4.50%   24,313,408  5,358,930    737,965       -           -    30,410,303
    4.51% - 5.50%    3,284,296    319,928  1,107,917    397,408  1,214,587   6,324,136
    5.51% - 6.50%    1,281,747    632,292    635,392    787,282        -     3,336,713
    6.51% - 7.50%    1,932,105    144,806    130,854    398,989        -     2,606,754
    7.51% - 8.50%    1,089,487    126,732     55,344     13,000        -     1,284,563
    8.51% - 9.50%       64,074        -          -         -           -        64,074
    Variable         1,998,787  1,827,354        -         -           -     3,826,141
                    ----------  ---------  ---------  ---------  ---------  ----------
                   $52,880,781 $8,410,042 $2,667,472 $1,596,679 $1,214,587 $66,769,561
                    ==========  =========  =========  =========  =========  ==========

11.     INCOME TAXES

At September 30, 1993, there is approximately $2,655,000 of net operating loss carryforwards for Oklahoma income tax purposes and none for federal income tax purposes arising from the Bank's tax losses in prior years. These carryforwards expire during the years 2004 through 2006. No current tax benefit for these carryforwards has been recorded as the ultimate realization of such benefit is not assured. Extraordinary gains were recognized for the benefit of utilizing net operating loss carryforwards of approximately $55,000 and $1,090,000 to offset book taxable income for the years ended September 30, 1993 and 1992.

The Bank is permitted under the Internal Revenue Code to deduct an annual addition to its reserve for bad debts in determining taxable income, subject to certain limitations. This deduction for income tax purposes differs significantly from the bad debt provision used for financial accounting purposes. Bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserves are used subsequently for purposes other than to absorb bad debt losses. Retained earnings at September 30, 1993 includes approximately $1,000,000 representing bad debt deductions for which no deferred income taxes have been provided.


The provision for federal and state income taxes at September 30, 1993, 1992 and 1991 includes the following:


                                             1993          1992          1991
Current:
  Federal                                 $ 85,300      $370,500        $   -
  State                                      2,800        54,500            -

Deferred:
  Federal                                        -             -            -
  State                                          -             -            -

Total provision                             88,100       425,000            -
                                           -------       -------         -------
Reduction of income tax expense
  arising from carryforward of prior
  years' operating losses                  (11,800)     (425,000)           -
                                           -------       -------          ------
                                          $ 76,300      $      -         $  -
                                           =======       =======          ======

The effective income tax rates are different from the statutory federal income tax rates at September 30, 1993, 1992 and 1991 for the following reasons:



                                            1993           1992           1991

Statutory federal income tax rates           34%            34%           (34)%
State income taxes                            5              5             (5)
Stock dividend                                              (3)
Corporate tax bracket benefit               (18)
Alternative minimum tax                      97
Net operating loss carryforward             (21)           (36)            39
Other, primarily prior year accrual
  adjustment                                 43              -              -
                                            ----            ----          ----
                                            140%            -0- %          -0- %
                                            ====            ====          ====

12.     OFFICER, DIRECTOR AND EMPLOYEE PLANS

In connection with the stock conversion, the Boards of Directors of the Bank and the Holding Company have approved the adoption of an Employee Stock Ownership Plan (the "ESOP") effective October 1, 1992. The ESOP was capitalized with funds from a $286,980 note payable to a bank made by the ESOP Trust. These funds were used by the ESOP to purchase 28,698 shares of the Holding Company's stock issued in the conversion. Shares purchased with the borrowed funds, to the extent of the borrowing, represent deferred compensation to employees for future services. As the loan is repaid, common stock is allocated to ESOP participants based on the proportion of the loan payment to total principal and interest payments required under the remaining loan term. Compensation expense recognized is based on the number of shares allocated to ESOP participants. As the ESOP was established for the benefit of the Bank's employees, the compensation and interest expense on the note payable to the bank is recorded by the Bank as the borrowing is repaid. During fiscal 1993, $37,560 and $5,245 were charged to compensation and interest expense, respectively. The balance of deferred compensation related to the ESOP is $249,420 at September 30, 1993. The ESOP covers substantially all employees who meet certain eligibility requirements.

Since the funds for payment of principal and interest on the ESOP loan will be provided by the Holding Company, the unpaid balance of the loan is reported as a liability in the Holding Company's consolidated statement of financial condition. The loan is repayable in seven annual installments of $40,997 with the final installment due September 30, 1999. Interest on the loan is based upon prime rate plus 1% (7% at September 30, 1993).

Also in connection with the stock ownership plan, the Holding Company established a Management Recognition and Retention Plan (the "RRP"). Under the terms of the RRP, restricted stock awards covering shares representing an aggregate of 12,300 shares of common stock can be granted to directors, officers and key employees by the Board of Directors. Awards are nontransferable and nonassignable. At September 30, 1993, 9,225 shares of restricted stock have been awarded under the RRP at the issue price of $10 per share and deferred compensation of $92,250 was recorded. The awards will vest at a rate of 20% per year, with the first installment vesting on March 31, 1994 and each additional installment vesting each March 31 thereafter, subject in each case to the continued service of the holder as an employee of the Holding Company or Bank. Amortization of the deferred compensation to expense will occur as the stock awards vest.

A Stock Option and Incentive Plan ("Stock Option Plan") has been adopted by the Board of Directors of the Holding Company subject to ratification by stockholders of the Holding Company. Stock options and restricted stock awards covering 41,920 shares may be granted to directors and officers of the Holding Company or its subsidiaries under the Stock Option Plan. Options granted under the Stock Option Plan may be either options that qualify as "incentive stock options" (options that afford tax treatment to recipients upon compliance with certain restrictions and that do not normally result in tax deductions to the employer) or options that do not so qualify. In the event of a change in control of the Holding Company, outstanding options may become immediately exercisable and restricted stock may become fully vested. The exercise price of stock options granted under the Stock Option Plan is required to be at least equal to the fair market value per share of the stock on the date of grant. Subject to ratification of the Stock Option Plan, options representing 10,900 shares of common stock were granted to directors and officers at the offering price of $10 per share.

The Bank provided a defined benefit, noncontributory pension plan that covered substantially all employees who met certain eligibility requirements. On May 16, 1991, the Bank's Board of Directors voted to terminate the pension plan as the Board believed that the pension plan was not compensating employees equitably. An application was subsequently filed with the Internal Revenue Service seeking approval of such termination and such approval was received on December 18, 1991. The Bank paid all benefits due to participants in April 1992 and recognized a net gain of $158,245 upon termination.

13.     RELATED PARTY TRANSACTIONS

Directors, officers, and employees of the Bank and Holding Company were customers of, and had transactions with, the Bank in the ordinary course of business and similar transactions are expected in the future. All loans included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactionswith other persons and did not involve more than normal risk of loss or present other unfavorable features.

  Related party loans are summarized as follows:

                                                  Year Ended
                                                 September 30,
                                                    1993

    Balance, beginning of period                  $  598,861
    New loans                                        140,975
    Loan payments received                          (239,186)
                                                   ---------
    Balance, end of period                        $  500,650
                                                   =========


14.     COMMITMENTS AND CONTINGENCIES

Outstanding loan commitments amounted to approximately $808,438 and $1,113,200 at September 30, 1993 and 1992, respectively. Approximately $336,133 and $342,000 of the outstanding loan commitments at September 30, 1993 and 1992 are for adjustable rate loans. The Bank's fixed-rate outstanding loan commitments at September 30, 1993 and 1992 have stated interest rate ranges of 6.25% - 10.00% and 7.75% - 9.25%, respectively.

The Bank and Holding Company are parties to various legal actions normally associated with financial institutions, the aggregate effect of which, in management's and legal counsel's opinion, would not be material to the consolidated financial condition or results of operations of the Holding Company.

At periodic intervals, both the OTS and the Federal Deposit Insurance Corporation (the "FDIC") routinely examine the Bank's financial statements as part of their legally prescribed oversight of the savings and loan industry. Based on these examinations, the regulators can direct that the Bank's financial statements be adjusted in accordance with their findings. A future examination by the OTS or the FDIC could include a review of certain transactions or other amounts reported in the Bank's financial statements. However, the increasingly uncertain regulatory environment in which the Bank now operates and the extent, if any, to which a forthcoming regulatory examination may ultimately result in adjustments to the financial statements cannot presently be determined.

15.     INTEREST RATE RISK

The Bank is engaged principally in providing first mortgage loans to individuals and commercial enterprises. At September 30, 1993, the Bank's assets included approximately $49,521,000 of adjustable rate loans. The adjustable rate loans have interest rate adjustment limitations and are generally indexed to the National Average Rate for all major lenders as published by the FHLB and the 1-year U.S. Treasury note rate. Future market factors may affect the correlation of the interest rate adjustment with the rates the Bank pays on the short-term deposits that have been primarily utilized to fund these loans.
These assets were also funded primarily with short-term liabilities that have interest rates that vary with market rates over time.

At September 30, 1993, the Bank had interest-earning assets of approximately $91,270,000 having a weighted average effective yield of approximately 7.11% and interest-bearing liabilities of approximately $89,222,000 having a weighted average effective interest rate of 3.91%. The weighted average maturity of the Bank's interest sensitive assets is longer than that of its interest sensitive liabilities which indicates that the Bank is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing faster at higher rates, thereby reducing net interest income.

16.     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                  Three months ended
                                  -------------------------------------------------
Fiscal year 1993                  December 31   March 31    June 30    September 30
                                                    (in thousands)
Interest income                     $ 1,886    $ 1,814     $ 1,828      $ 1,702
Interest expense                     (1,050)      (975)       (920)        (901)
                                     ------     ------      ------       ------
Net interest income                     836        839         908          801

Provision for loan losses               (60)       (90)       (106)          73
Other income                            141        136          90           80
Other expense                        (1,797)      (526)       (606)        (665)
                                     ------     ------      ------       ------
Income before income taxes             (880)       359         286          289
Income taxes                              -        (68)        (60)          52
                                     ------     ------      ------       ------
Net income (loss)                   $  (880)   $   291     $   226      $   341
                                     ======     ======      ======       ======
Earnings per share (since issuance)       -          -           -         $.80
                                                                         ======
Average Shares Outstanding                                              427,350
                                                                        =======
          Fiscal year 1992

Interest income                     $ 2,234     $ 2,135    $ 2,050      $ 2,013
Interest expense                     (1,535)     (1,379)    (1,264)      (1,170)
                                     ------      ------     ------       ------
Net interest income                     699         756        786          843

Provision for loan losses               (46)        (82)       (75)        (154)
Other income                            171         174        279           87
Other expense                          (480)       (606)      (568)        (609)
                                     ------      ------     ------       ------
Income before income taxes              344         242        422          167
Income taxes                              -           -          -            -
                                     ------      ------     ------       ------
Net income                           $  344      $  242     $  422       $  167
                                     ======      ======     ======       ======

                                  - - - - - -








                              OKLAHOMA SAVINGS, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                   (UNAUDITED)


                                                 JUNE 30,      SEPTEMBER 30,
                ASSETS                             1994            1993
                                             ---------------  --------------
     Cash and Cash Equivalents                   $5,754,670      $5,928,589
     Interest-Bearing Deposits                    1,089,000       1,386,000
     Investment Securities                       11,955,655       9,994,688
       (Market value $11,801,934)
     Federal Home Loan Bank stock                 1,373,100       1,373,100
     Mortgage-backed securities                   3,897,175       4,746,281
       (Market value $3,843,384)
     Loans receivable, net                       70,794,840      69,369,431
     Accrued interest receivable                    653,818         689,339
     Office properties and equipment, net           494,163         490,235
     Leased property                                400,000         400,000
     Real estate, net                               452,222       2,248,563
     Other assets                                   116,831         304,122
                                             ---------------  --------------
          Total Assets                          $96,981,474     $96,930,348
                                             ===============  ==============


       LIABILITIES & STOCKHOLDERS' EQUITY

     LIABILITIES:
       Deposits                                 $88,563,420     $89,221,730
       Advances from borrowers
          for taxes and insurance                   510,177         567,887
       Accrued interest payable                      17,821         276,582
       Other liabilities                            153,254         257,431
       Deferred income                              188,740         185,023
       Employee Stock Ownership Plan                259,563         245,983
                                             ---------------  --------------
          Total Liabilities                      89,692,975      90,754,636
                                             ---------------  --------------

     STOCKHOLDERS' EQUITY:
       Common Stock                                  $4,200          $4,192
       Additional paid-in capital                 3,719,900       3,688,027
       Retained Earnings                          3,853,307       2,825,163
       Deferred stock compensation                 (288,908)       (341,670)
                                             ---------------  --------------
          Total Stockholders' Equity              7,288,499       6,175,712
                                             ---------------  --------------
     Total Liabilities & Stockholders' Equity   $96,981,474     $96,930,348
                                             ===============  ==============

               See notes to consolidated financial statements.




                             OKLAHOMA SAVINGS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)



                                                         THREE MONTHS
                                                        ENDED JUNE 30,
                                                      1994           1993
                                                --------------  -------------
    Interest Income:
      Loans                                        $1,272,088     $1,562,297
      Mortgage-backed securities                       70,436         93,601
      Investments                                     167,993        130,483
      Interest-bearing deposits                        56,293         42,103
                                                --------------  -------------
         Total Interest Income                      1,566,810      1,828,484

    Interest Expense:
      Demand deposits                                 117,262        122,988
      Savings and time deposits                       718,397        797,699
      Other                                             4,971              0
                                                --------------  -------------
         Total Interest Expense                       840,630        920,687
                                                --------------  -------------

         Net Interest Income before Provision
           for Loan Losses                            726,180        907,797

    Provision for loan losses                        (382,684)       106,516
                                                --------------  -------------
         Net Interest Income                        1,108,864        801,281

    Noninterest Income:
      Service charges                                  75,428         81,373
      Other                                            21,009          8,466
      Gain on sale of real estate owned, net          103,333              0
                                                --------------  -------------
         Total Noninterest Income                     199,770         89,839

    Noninterest Expenses:
      Salaries and employee benefits                  233,748        214,183
      Occupancy expense                                28,929         29,518
      Real estate owned-operating expenses, net        25,961         41,845
      General and administrative                      146,151        105,111
      Federal insurance premium                        65,590         75,576
      Service bureau expense                           39,692         50,489
      Insurance and surety bond premiums               13,032         28,357
      Leased property valuation provision                   0              0
      Loss on sale of real estate owned, net                0          9,495
      Provision for losses on real estate owned             0         51,000
                                                --------------  -------------
         Total Noninterest Expenses                   553,103        605,574
                                                --------------  -------------

    Income before Income Taxes                        755,531        285,546

      Income Tax Expense                              132,441         60,000

                                                --------------  -------------
    Net Income                                       $623,090       $225,546
                                                ==============  =============

    Income per common share (since issuance)            $1.44            N/A
                                                ==============  =============
    Average shares outstanding                        431,842              0
                                                ==============  =============

               See notes to consolidated financial statements.




                             OKLAHOMA SAVINGS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)



                                                          NINE MONTHS
                                                         ENDED JUNE 30,
                                                      1994           1993
                                                --------------  -------------
    Interest Income:
      Loans                                        $4,039,100     $4,702,586
      Mortgage-backed securities                      225,083        309,988
      Investments                                     489,391        401,723
      Interest-bearing deposits                       163,391        114,532
                                                --------------  -------------
         Total Interest Income                      4,916,965      5,528,829

    Interest Expense:
      Demand deposits                                 346,986        364,997
      Savings and time deposits                     2,174,477      2,580,395
      Other                                            13,581              0
                                                --------------  -------------
         Total Interest Expense                     2,535,044      2,945,392
                                                --------------  -------------

         Net Interest Income before Provision
           for Loan Losses                          2,381,921      2,583,437

    Provision for loan losses                        (260,152)       256,516
                                                --------------  -------------
         Net Interest Income                        2,642,073      2,326,921

    Noninterest Income:
      Service charges                                 227,103        255,117
      Other                                            80,792         83,378
      Gain on sale of real estate owned, net          151,144              0
                                                --------------  -------------
         Total Noninterest Income                     459,039        338,495

    Noninterest Expenses:
      Salaries and employee benefits                  702,420        592,035
      Occupancy expense                                89,173        102,032
      Real estate owned-operating expenses, net        66,592        113,072
      General and administrative                      475,821        289,626
      Federal insurance premium                       213,676        218,406
      Service bureau expense                          124,684        148,692
      Insurance and surety bond premiums               41,102         85,995
      Leased property valuation provision                   0        864,977
      Loss on sale of real estate owned, net                0          4,315
      Provision for losses on real estate owned        40,000        481,000
                                                --------------  -------------
         Total Noninterest Expenses                 1,753,468      2,900,150
                                                --------------  -------------

    Income (Loss) before Income Taxes               1,347,644       (234,734)

      Income Tax Expense                              319,500        128,215

                                                --------------  -------------
    Net Income (Loss)                              $1,028,144      ($362,949)
                                                ==============  =============

    Income per common share (since issuance)            $2.38            N/A
                                                ==============  =============
    Average shares outstanding                        431,842              0
                                                ==============  =============

               See notes to consolidated financial statements.



                                    OKLAHOMA SAVINGS, INC.
                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                                          (UNAUDITED)


                                                                           NINE MONTHS
                                                                          ENDED JUNE 30,
                                                                      1994           1993
                                                                  ------------  ------------
        OPERATING ACTIVITIES:
         Net income (loss)                                         $1,028,144     ($362,949)
         Adjustments to reconcile net income(loss) to
          net cash provided by operating activities
           Provision for loan and real estate owned losses           (220,152)      737,516
           Depreciation and amortization expense                      112,777        51,890
           Accretion of discounts and amortization of
            premiums, net                                             103,995       (41,416)
           (Gain) Loss on sale of real estate owned                  (151,144)        4,315
           Provision for leased property valuation                          0       864,977
         Changes in assets and liabilities:
          Other liabilities                                          (104,177)      402,169
          Deferred income                                               3,717        19,516
          Accrued interest payable                                   (258,761)     (248,320)
          Other assets                                                187,291       110,359
          Accrued interest receivable                                  35,521       (18,316)
          Employee Stock Ownership Plan                                13,580
                                                                  ------------  ------------
             Net cash provided from operations                        750,791     1,519,741
                                                                  ------------  ------------
        INVESTING ACTIVITIES:
         Principal repayments on mortgage-backed securities           833,501       734,648
         Maturities of investment securities                        1,000,000     1,000,000
         Principal repayments on investment securities                456,268       155,569
         Purchase of investment securities                         (3,505,625)     (500,000)
         Loans originated and principal repayments, net              (564,297)    2,747,059
         Sale of education loans                                      778,263       990,777
         Maturities of interest-bearing deposits                      594,000        99,000
         Purchase of interest-bearing deposits                       (297,000)     (594,000)
         Proceeds from sales of real estate owned                     528,262       469,845
         Purchase of office properties and equipment                  (63,943)      (65,593)
                                                                  ------------  ------------
             Net cash provided from (used in) investing activities   (240,571)    5,037,305
                                                                  ------------  ------------
        FINANCING ACTIVITIES:
         Net decrease in deposits                                    (658,310)   (6,311,870)
         Net change in advances from borrowers for taxes
          and insurance                                               (57,710)      (50,236)
         Issue additional shares-Recognition and Retention Plan         8,200
         Proceeds from sale of common stock, net                       23,681     3,749,970
         ESOP Debt Guarantee                                                0      (286,980)
                                                                  ------------  ------------
             Net cash used by financing activities                   (684,139)   (2,899,116)
                                                                  ------------  ------------

        NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS         (173,919)    3,657,930

        CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD              5,928,589     5,784,428
                                                                  ------------  ------------

        CASH AND CASH EQUIVALENTS, END OF PERIOD                   $5,754,670    $9,442,358
                                                                  ============  ============

        SUPPLEMENTAL CASH FLOWS DISCLOSURES:
         Cash paid for interest on deposits (including
          interest credited to deposit accounts)                   $2,793,805    $3,193,712
         Loans originated to finance the sale of
          real estate owned                                         1,503,650       376,361
         Loans transferred to real estate owned                       124,427             0
         Income taxes paid                                            238,000       128,215

                         See notes to consolidated financial statements.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      OKLAHOMA SAVINGS, INC.


BASIS OF PRESENTATION

The consolidated financial statements included in this report have been prepared by Oklahoma Savings, Inc. (the "Company") pursuant to the rules and regulations of the Securities and Exchange Commission for interim reporting and include all adjustments which are, in the opinion of management, necessary for a fair presentation. These financial statements have not been audited by an independent accountant. The consolidated financial statements include the accounts of the Company and its subsidiaries.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations for interim reporting. The Company believes that the disclosures are adequate to make the information presented not misleading. However, these financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-KSB for the year ended September 30, 1993. The financial data for the interim periods presented may not necessarily reflect the results to be anticipated for the complete year.


PRINCIPLES ON CONSOLIDATION

The consolidated financial statements include the accounts of Oklahoma Savings, Inc. and its wholly-owned subsidiary, Stillwater Federal Savings Bank (the "Bank"). All significant intercompany balances and transactions have been eliminated in consolidation.


EARNINGS PER SHARE

Earnings per share were determined by dividing net income earned from the date of the initial stock offering through the end of June 30, 1994 by the weighted average shares of common stock and common stock equivalents outstanding for the period.


ACCOUNTING FOR INCOME TAXES

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," effective October 1, 1993. This Statement supersedes Accounting Principles Board Opinion No. 11 which was utilized by the Company in prior periods. The cumulative effect of adopting SFAS No. 109 on the Company's financial statements was not significant.

There was no change in the valuation allowances charged off for the three months and nine months ended June 30, 1994.

Under SFAS 109, the Company is not required to provide a deferred tax liability for bad debt reserves established for tax purposes in tax years beginning before December 31, 1987 unless it becomes apparent that these reserves will reverse in the foreseeable future. Such reserves aggregated approximately $1,965,000 at June 30, 1994.


PENDING MERGER

Oklahoma Savings, Inc. signed a definitive agreement on July 21, 1994 to merge with Fourth Financial Corporation. The stock purchase transaction is presently valued at approximately $10 million with a stock exchange rate of one share of Oklahoma Savings, Inc. stock for a .84 share of Fourth Financial Corporation stock. The acquisition, which is subject to regulatory approvals and the approval of the Company shareholders, is expected to be completed late in 1994.


SUBSEQUENT EVENTS

The Company owns a participating interest in a large apartment complex currently under Resolution Trust Corporation control. The Company's recorded investment at June 30, 1994 is $0.00. Such property has been sold by the RTC; however, the Company has not been provided information sufficient to determine its proportionate share of the sale proceeds, net of expenses. Consequently, no accrual has been made in the accompanying financial statements for this transaction.

In addition, the Company has entered into a contract, subject to the completion of a satisfactory environmental audit or a sales price adjustment for environmental remediation costs, to sell its leased property with a carrying value of $400,000 at June 30, 1994. The contract sales price without adjustment is $850,000 cash. The Company expects the sale to occur during the fourth quarter of 1994.









Management's Discussion and Analysis of Financial Condition

General

     The primary business of Stillwater Federal is that of a community-oriented financial institution offering a variety of financial services to meet the needs of the communities it serves. Stillwater Federal attracts deposits from the general public and uses such deposits, together with borrowings and other funds, to originate one-to-four family residential mortgage loans. To a much lesser extent, Stillwater Federal also originates residential construction and consumer loans in its primary market area. Stillwater Federal also invests in mortgage-backed securities, which are insured by or guaranteed by federal agencies, investment grade securities and securities issued by the U.S. government or agencies thereof.

     OSI's net income is primarily dependent upon the difference (or "spread") between the average yield earned on loans, mortgage-backed securities and investments and the average rate paid on deposits and borrowings. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows.

     OSI's interest expense is a result of the interest paid on deposits and borrowed funds. Stillwater Federal emphasizes and promotes its passbook and statement savings, checking, money market and NOW accounts, and certificates of deposit principally from its primary market area.

     OSI's net income is also affected by, among other things, fee income, gains and losses on sales of loans and securities, if any, and provision for loan losses, service charges, operating expenses, including net receipts from real estate owned properties and income taxes.

Financial Condition

     June 30, 1994 compared to September 30, 1993. Total assets remained relatively unchanged at $97.0 million for both June 30, 1994 and September 30, 1993. The composition of OSI's assets changed, primarily due to an increase in investment securities of $2.0 million and an increase in loans receivable of $1.4 million. These investment securities were purchased from excess liquidity which was accumulated from principal repayments on mortgage-backed securities and proceeds from the sale of student loans and real estate owned.

     In addition to the sale of $514,000 of real estate owned, the balance of the decline in real estate owned resulted primarily from a modification of a $1.1 million land loan previously classified as an in-substance foreclosure which was transferred into loans receivable. OSI had originally classified the loan as an in-substance foreclosure in 1991, and has received periodic payments of principal and interest since then.

     During this period, OSI's deposits decreased $658,000.
Management believes the decline was primarily due to depositors seeking high yielding competitive market products.

     September 30, 1993 compared to September 30, 1992. Total assets declined by $4.3 million to $96.9 million at September 30, 1993 compared to $101.2 million at September 30, 1992. The decline was primarily due to a $5.3 million decrease in loans receivable as principal repayments exceeded loan originations, the $865,000 write-down related to Stillwater Federal leased former North Stillwater branch described below, the establishment of a $614,000 valuation allowance on real estate owned (primarily related to a large apartment complex which was sold in 1994, as described below), partially offset by an increase of $2.8 million in investment securities.

     During this period, Stillwater Federal also experienced a $8.0 million decline in deposits. The overall decline in size was due to management's continuing efforts to reduce OSI's asset size to improve Stillwater Federal's regulatory capital compliance and management's belief that depositors sought higher yielding investment alternatives due to the relatively low interest rate environment experienced throughout the year.

Leased Property

     OSI has leased property consisting of a former branch facility that was vacated as part of its program to reduce operating costs. Prior to December 1992, OSI carried this facility at historical cost since, in management's judgment, no permanent impairment in value had occurred. In December 1992, OSI, after considering the possible length of time required to reoccupy the leased property, wrote the property down $865,000 to its estimated fair value, or $400,000, which was based upon an appraisal utilizing the income approach using the lease agreements currently in effect.

     Stillwater Federal has entered into a contract, subject to the completion of a satisfactory environmental audit or a sales price adjustment for environmental remediation costs, to sell its leased property. The contract sales price without adjustment is $850,000 cash. OSI expects the sale to occur during the fourth quarter of 1994.


Non-performing Assets and Loan Loss Provision

     Management has predominantly considered the value of the underlying collateral of problem loans and historical loan loss experience when establishing loan loss provisions. Management also considers, however, other factors including general economic conditions, the composition of Stillwater Federals' loan portfolio and the level of its non-performing assets in assessing the adequacy of the loan loss allowance.

     Management, as a result of this review process, recorded a recovery for loan losses of $260,000 for the nine months ended June 30, 1994, compared to a provision for loan losses of $257,000 for the same period a year ago. This recovery was based on the significant decline in nonperforming assets and management's review and evaluation of potential losses in its loan portfolio at June 30, 1994. Management recorded a provision for loan losses of $184,000 for the fiscal year ended September 30, 1993, compared to $357,000 and $1,069,000 for the fiscal years ended September 30, 1992 and 1991, respectively.

     Future additions to OSI's allowance for loan losses and any change in the related ratio of the allowance for loan losses to total loans are dependent upon the economy, changes in real estate values, interest rates, the view of the regulatory authorities toward adequate reserve levels and inflation. There can be no assurance that any future loan losses will not exceed the estimated amounts or that OSI will not be required to make additional additions to its allowance for loan losses in the future. Management's estimate of the adequacy of the allowance for loan losses is particularly susceptible to changes that could result in revisions to its evaluation.

     At June 30, 1994, OSI's allowance for loan losses totalled $840,000 or 1.19% of net loans receivable compared to $1.3 million or 1.84% of net loans receivable at September 30, 1993. At June 30, 1994, OSI's nonperforming assets totalled $591,000 or .61% of total assets compared to $2.9 million or 3.02% of total assets at September 30, 1993.

Results of Operations

     OSI's results of operations depend primarily on the level of its net interest income and non-interest income and the level of its operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and interest rates earned or paid on them. While the recent interest rate environment has proven beneficial to most thrift institutions, including Stillwater Federal, increases in market rates of interest generally adversely affect the net interest income of most thrifts.

Comparison of Nine Months ended June 30, 1994 and June 30, 1993.

     General. OSI's net income for the nine months ended June 30, 1994 was $1,028,000 as compared to a $363,000 loss for the same period in 1993. The primary reasons for the loss in 1993 were the $865,000 write-down on leased properties related to Stillwater Federal's leased former North Stillwater branch and the establishment of a $430,000 valuation allowance for real estate owned.

     Net Interest Income. Net interest income before provision for loan losses declined approximately $202,000 for the nine months ended June 30, 1994 from $2.6 million for the same period a year ago. The primary reason for this decrease was a decrease in interest income which more than offset the decrease in interest expense. Interest income decreased $612,000 to $4.9 million for the nine months ended June 30, 1994 from $5.5 million for the same period in 1993 primarily due to the principal repayments from loans and mortgage-backed securities being reinvested at lower interest rates. The decline in interest rates also resulted in a reduction in yield on its loans, primarily adjustable-rate mortgage ("ARM") loans, and adjustable rate mortgage-backed and related securities.

     Interest expense decreased $410,000 to $2.5 million for the nine months ended June 30, 1994 from $2.9 million for the same period in 1993 due primarily to the general decline in interest rates and a decrease in deposits.

     Non-interest Income. Non-interest income increased $121,000 to $459,000 in the nine months ended June 30, 1994 from $338,000 in the same period in 1993. This increase was primarily due to gains on the sale of real estate owned, partially offset by a decrease in service related income.

     Stillwater Federal owns a participating interest in a large apartment complex currently under the control of the Resolution Trust Corporation ("RTC"), an agency of the U.S. government. The property was sold by the RTC prior to June 30, 1994, however, the dollar amount of Stillwater Federals' proportionate share of the sale proceeds, net of expenses, was not available at that time. Subsequently, Stillwater Federal was informed by the RTC that it would receive approximately $463,000 which Stillwater Federal will record during the fourth quarter of fiscal 1994.

     Non-interest Expense. Non-interest expense decreased $1.1 million to $1.8 million in the nine months ended June 30, 1994 from $2.9 million in the same period in 1993. As discussed previously, this decrease was primarily due to the $865,000 write-down on leased properties and a $430,000 valuation allowance for real estate owned recorded in 1993. The decrease was partially offset by a $110,000 increase in employee benefits and salaries, primarily due to the implementation of OSI's stock-based compensation plans and normal salary increases, as well as an increase in overall other general and administrative expenses.

     Income Taxes. OSI's income tax expense increased $191,000 to $320,000 for the nine months ended June 30, 1994 compared to $128,000 for the same period in 1993 since the fiscal 1993 income taxes were accrued only for alternative minimum tax.

Comparison of Years Ended September 30, 1993 and 1992

     General. The net loss for the year ended September 30, 1993 was $22,000, which equated to a return on average assets of negative 0.02% and a return on average shareholders' equity of negative 0.76%. The 1993 loss in comparison to the 1992 income of $1.2 million was primarily due to the $865,000 write-down on a leased property and the establishment of a $614,000 valuation allowance for real estate owned. For the year ended September 30, 1992 the return on assets was 1.14%, while the return on average equity was 52.0%.

     Net Interest Income. Net interest income before the provision for loan losses increased $300,000 from $3.1 million for the year ended September 30, 1992 to $3.4 million for the year ended September 30, 1993. The primary reason for this increase was a decrease in interest expense of $1.5 million from $5.3 million for the year ended September 30, 1992 to $3.8 million for the comparable period in 1993 which more than offset the decrease in interest income. Interest income decreased $1.2 million during the same period due to a $1.1 million decline in interest earned from loans receivable from $7.2 million to $6.1 million for the years ended September 30, 1992 and 1993, respectively. OSI's net interest spread increased 41 basis points, from 3.40% at September 30, 1992 to 3.81% at September 30, 1993.

     The decrease in interest income was primarily attributable to a decrease in the yield earned on OSI's loan portfolio. This decrease was primarily the result of the lower interest rate environment which existed during 1993 as compared to September 1992. Additionally, the decrease resulted from the decline in the average balance of loans receivable as principal repayments exceeded loan originations. The balance of net loans receivable declined $5.3 million, from $74.6 million at September 30, 1992 to $69.3 million at September 30, 1993. Accompanying this decline was a decrease in the yield on the average balance of loans receivable from 9.23% to 8.48% at September 30, 1992 and 1993, respectively.

     The decrease in interest expense was due to a combination of the general market decline in interest rates and to a lesser extent, the decline in deposits, primarily certificates of deposit. The cost of certificates of deposit declined $1.4 million from $4.5 million to $3.2 million at September 30, 1992 and 1993, respectively. The overall average yield paid on all deposits declined from 4.61% at September 30, 1992 to 3.91% at September 30, 1993.

     Non-Interest Income. Non-interest income declined $264,000 from $711,000 for the year ended September 30, 1992 to $447,000 for the same period in 1993. The primary reason for this decline was the one-time gain realized from the termination of OSI's defined benefit noncontributory pension plan in 1992 and, to a lesser extent, the $130,000 decrease in service charges during the year ended September 30, 1993 due to a decline in both the amount of loans serviced by Stillwater Federal and demand transaction accounts.

     Non-Interest Expenses. Non-interest expenses increased by $1.3 million from $2.3 million for the year ended September 30, 1992 to $3.6 million for the year ended September 30, 1993. This increase was primarily due to the one-time valuation write-down on leased property of $865,000 related to Stillwater Federal leased former North Stillwater branch, discussed above, and a $614,000 valuation allowance for real estate owned primarily related to the large apartment complex discussed above that was classified as an in-substance foreclosure at September 30, 1993.

     Income Tax Provision (Benefit). The liability for income taxes increased $76,000 for the year ended September 30, 1993. OSI continued to benefit from the accumulated loss carryforwards for income taxes; however, during the fiscal year ended September 30, 1993, due to timing differences between book and tax accounting, OSI was subject to an alternative minimum tax.

Comparison of Years Ended September 30, 1992 and 1991

     General. OSI had net income of $1.2 million in 1992 compared to a net loss of $380,000 in 1991. As discussed in more detail below, the increase in net income was primarily the result of an increase of $619,000 in net interest income, a $712,000 reduction in the provision for loan losses, a decrease in non-interest expenses of $333,000 and a decrease of $108,000 in non-interest income.

     Net Interest Income. Net interest income before the provision for loan losses increased $619,000 from $2.5 million for fiscal 1991 to $3.1 million for 1992. Interest income decreased $1.5 million for 1992 compared to 1991 primarily due to a .95% reduction in the average yield on interest-earning assets and a $6.0 million decrease in the average balances of interest-earning assets, predominantly loans receivable as repayments exceeded loan originations. The decline in assets was part of management's strategy to reduce OSI's asset size in order to attain capital compliance.

     Interest income on loans decreased $1.3 million or 15.54% for 1992, from $8.5 million for 1991 to $7.2 million for 1992. The decrease was attributable to a significant decrease in the yield on OSI's loan portfolio. The decline in the yield was the direct result of the lower interest rate environment which existed during 1992 as compared to 1991, which caused downward adjustments of OSI's ARMs and stimulated prepayments of both ARMs and higher yielding fixed-rate
loans.   Net loans receivable decreased $5.3 million or 6.59% during
1992, from $79.9 million at September 30, 1991, to $74.6 million at September 30, 1992.

     Interest earned on mortgage-backed securities decreased by $17,000 or 3.50% to $469,000 in 1992 from $486,000 in 1991. This decrease resulted primarily from the decreased yield on mortgage-backed investments from 8.21% for 1991 to 8.11% in 1992 reflecting the general decline in interest rates during the period.

     Interest on other investments decreased $148,000 from 1991 to 1992 due primarily to the decrease in the yields on other investments from 10.39% for 1991 to 8.69% for 1992 reflecting the general decline in interest rates during the period.

     Interest expense decreased $2.1 million for 1992 compared to 1991 primarily due to a 1.48% reduction in the average rate paid on interest-bearing liabilities, predominately certificates of deposit. The result was a .48% increase in OSI's interest rate spread from 3.15% at September 30, 1991, to 3.63% at September 30, 1992.

     Non-Interest Income.   Non-interest income decreased $109,000
from $820,000 in 1991 to $711,000 in 1992.  The decrease in
non-interest income was due primarily to the decrease in service charges of $146,000. Service fees continued to decline as a result of a decrease in the number of deposit accounts and overdraft charges related to demand accounts. During both 1991 and 1992, non-interest income was increased by one-time gains of $126,000 and $158,000, respectively, which were realized from the gain on the sale of an investment held at the lower of cost or market in 1991, and the termination of OSI's defined benefit noncontributory pension plan in fiscal 1992. OSI terminated the plan because the Board believed that the pension plan was not compensating employees in an equitable manner. OSI paid all benefits due to participants in 1992 and recognized a net gain of $158,000 upon termination.

     Non-Interest Expenses. Non-interest expenses decreased by $333,000 or 12.83% from $2.6 million in 1991 to $2.3 million in 1992.
General and administrative expenses decreased by $135,000, in part, by the closing of the North Stillwater branch office. Real estate owned operating expenses decreased by $47,000 as a result of the decline in real estate owned properties. Salaries and employee benefits decreased by $75,000 as a result of the closing of the North Stillwater branch as well as changes in management personnel. Service bureau expenses decreased by $71,000 as a result of a decline in the number of transactions processed by the service bureau, reflecting the decline in deposit accounts secured by OSI. The loss on sale of real estate owned
(net) decreased by $52,000 due to net gains realized on such sales in 1992.

     Income Tax Provision (Benefit). Income tax expense increased $425,000 from none in 1991 to $425,000 in 1992 due to improved results of operations resulting in net income. The expense was offset, however, by the utilization of tax net loss carryforwards.

Average Balances, Interest Rates and Yields

     The following tables present for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

                                                                        Nine Months Ended June 30,
                                                    --------------------------------------------------------------
                                                                  1994                             1993
                                                    -----------------------------    -----------------------------
                                                    Average      Interest            Average      Interest
                                                    Outstanding  Earned/   Yield/    Outstanding  Earned/   Yield/
                                                      Balance      Paid     Rate       Balance      Paid     Rate
                                                    -----------  --------  ------    -----------  --------  ------
                                                                         (Dollars in Thousands)
Interest-Earning Assets:

  Loans receivable . . . . . . . . . . . . . . .    $69,358      $4,039    7.76%     $72,886      $4,703    8.60%
  Investment Securities. . . . . . . . . . . . .     11,528         489    5.66        8,376         402    6.40
  Other interest-earning assets. . . . . . . . .      5,010         163    4.34        3,703         115    4.14
  Mortgage-backed securities . . . . . . . . . .      4,231         225    7.09        5,344         310    7.73
                                                    -------      ------              -------      ------
  Total interest-earning assets. . . . . . . . .    $90,127      $4,916    5.45%     $90,309      $5,530    6.12%

Interest-Bearing Liabilities:

  Time deposits. . . . . . . . . . . . . . . . .    $65,426      $2,014    4.10%     $71,229      $2,433    4.55%
  Demand and NOW deposits. . . . . . . . . . . .     16,685         347    2.77       16,055         365    3.03
  Savings deposits . . . . . . . . . . . . . . .      6,669         160    3.20        5,835         147    3.36
  Borrowings . . . . . . . . . . . . . . . . . .        246          14    7.59          ---         ---     ---
                                                    -------      ------              -------      ------
  Total interest-bearing liabilities . . . . . .    $89,026      $2,535    2.85%     $93,119      $2,945    3.16%

Net interest income. . . . . . . . . . . . . . .                 $2,381                           $2,585
Net interest spread. . . . . . . . . . . . . . .                           2.60%                            2.96%
Net earning assets . . . . . . . . . . . . . . .      $1,101                         $(2,810)
Net yield on average interest-earning assets . .                           2.64%                            2.86%
Average interest-earning assets to
 average interest-bearing liabilities. . . . . .      101.24%                          96.98%


                                                                Year Ended September 30,
                                    -------------------------------------------------------------------------------
                                              1993                       1992                       1991
                                    -------------------------  -------------------------  -------------------------
                                    Average     Interest       Average     Interest       Average     Interest
                                    Outstanding Earned/ Yield/ Outstanding Earned/ Yield/ Outstanding Earned/ Yield/
                                      Balance     Paid   Rate    Balance     Paid   Rate    Balance     Paid   Rate
                                    ----------- ------- -----  ----------- ------- -----  ----------- ------- -----
                                                                 (Dollars in Thousands)
Interest-Earning Assets:

  Loans receivable . . . . . . . .  $72,016   $6,107   8.48%    $77,995   $7,200   9.23%   $84,876   $8,524   10.04%
  Investment Securities. . . . . .    8,782      534   6.08       5,571      484   8.69      4,524      470   10.39
  Other interest-earning assets. .    4,816      192   3.99       6,741      279   4.14      6,753      442    6.55
  Mortgage-backed securities . . .    5,227      398   7.61       5,786      469   8.11      5,919      486    8.21
                                    -------   ------            -------   ------          --------   ------
  Total interest-earning assets. .  $90,841   $7,231   7.96%    $96,093   $8,432   8.77%  $102,072   $9,992    9.72%

Interest-Bearing Liabilities:

  Time deposits. . . . . . . . . .  $70,252   $3,156   4.49%    $78,716   $4,543   5.77%  $86,543    $6,362    7.35%
  Demand and NOW deposits. . . . .   16,226      491   3.03      15,779      597   3.78    17,857       866    4.85
  Savings deposits . . . . . . . .    5,834      194   3.33       5,057      208   4.11     4,530       229    5.06
  Borrowings . . . . . . . . . . .      287        5   1.74         ---      ---    ---       ---       ---     ---
                                    -------   ------            -------   ------         --------
  Total interest-bearing
   liabilities . . . . . . . . . .  $92,599   $3,846   4.15%    $99,552   $5,348   5.37% $108,930    $7,457    6.85%

Net interest income. . . . . . . .            $3,385                      $3,084                     $2,465
Net interest spread. . . . . . . .                     3.81%                       3.40%                       2.87%
Net earning assets . . . . . . . .  $(1,758)                    $(3,459)                  $(6,858)
Net yield on average
 interest-earning assets . . . . .                     3.73%                       3.21%                       2.41%
Average interest-earning assets
 to average interest-bearing
 liabilities . . . . . . . . . . .    98.10%                      96.53%                    93.70%

     The following table presents the weighted average yields on interest-earning assets and the weighted average rates paid on interest-bearing liabilities at the dates indicated.

                                                                 At June 30,      At September 30,
                                                                 -----------    --------------------
                                                                    1994        1993    1992    1991
                                                                    ----        ----    ----    ----
Weighted average yield on:
  Loans receivable, net . . . . . . . . . . . . . . . . . . . .     7.38%       7.82%   8.80%   9.86%
  Mortgage-backed securities. . . . . . . . . . . . . . . . . .     7.19        7.55    7.87    8.60
  Investment securities . . . . . . . . . . . . . . . . . . . .     4.95        5.48    6.43    7.55
  Other interest-earning assets . . . . . . . . . . . . . . . .     4.26        3.42    3.34    5.67
  Combined weighted average yield on interest-
   earning assets . . . . . . . . . . . . . . . . . . . . . . .     6.86        7.49    8.24    9.40

Weighted average rate paid on:
  Savings deposits. . . . . . . . . . . . . . . . . . . . . . .     3.29        3.30    3.30    5.13
  Demand and NOW deposits . . . . . . . . . . . . . . . . . . .     2.91        2.84    3.13    4.80
  Certificates. . . . . . . . . . . . . . . . . . . . . . . . .     4.19        4.22    5.01    6.60
  Borrowings. . . . . . . . . . . . . . . . . . . . . . . . . .     8.25        7.00     ---     ---
  Combined weighted average rate paid on interest-
   bearing liabilities. . . . . . . . . . . . . . . . . . . . .     3.89        3.91    4.61    6.25
Spread. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2.97        3.58    3.63    3.15


Rate/Volume Analysis of Net Interest Income

     The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase related to higher outstanding balances and that due to the unprecedented levels and volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

                                Nine Months Ended June 30,                 Year Ended September 30,
                                --------------------------  -----------------------------------------------------
                                      1993 vs. 1994               1992 vs. 1993               1991 vs. 1992
                                --------------------------  -------------------------   -------------------------
                                   Increase                    Increase                    Increase
                                  (Decrease)     Total        (Decrease)     Total        (Decrease)     Total
                                    Due to      Increase        Due to      Increase        Due to      Increase
                                -------------               -------------               -------------
                                Volume   Rate  (Decrease)   Volume   Rate  (Decrease)   Volume   Rate  (Decrease)
                                ------   ----  ----------   ------   ----  ----------   ------   ----  ----------
                                                            (Dollars in Thousands)
Interest-earning assets:
Loans receivable . . . . . . .  $(220)   $(442)   $(662)    $(424)   $(669)  $(1,093)   $(503)  $(821)   $(1,324)
Mortgage-backed securities . .    (61)     (24)     (85)      (59)     (12)      (71)      22     (39)       (17)
Investment securities. . . . .    126      (39)      87        90      (40)       50       37     (23)        14
Other. . . . . . . . . . . . .     42        6       48       (77)     (10)       87      (25)    (138)     (163)
                                -----    -----    -----     -----    -----   -------    -----   ------   -------

Total interest-earning assets. $(113)    $(501)   $(612)    $(470)   $(731)  $(1,201)   $(469)  $(1,021)  (1,490)
                               ======    =====    -----     =====    =====   -------    =====   =======  -------

Interest-bearing liabilities:
Demand and NOW deposits. . . .    15       (33)     (18)       50     (156)     (106)     (60)     (209)    (269)
Savings deposits . . . . . . .    19        (6)      13         2      (16)      (14)     (66)       45      (21)
Certificate accounts . . . . .  (189)     (231)    (420)     (439)    (948)    (1,387)   (489)   (1,330)  (1,819)
Borrowings . . . . . . . . . .    14       ---       14         5      ---          5     ---       ---      ---
                               -----     -----    -----     -----    -----   --------   -----   -------  -------

Total interest-bearing
 liabilities . . . . . . . . . $(141)    $(269)   $(411)    $(382) $(1,120)  $(1,502)   $(615)  $(1,494) $(2,109)
                               =====     =====    -----     =====  =======   -------    =====   =======  -------
Net interest income. . . . . .                    $(201)                     $   301                     $   618
                                                  =====                      =======                     =======

Asset/Liability Management

     OSI is subject to interest rate risk to the extent that its interest-bearing liabilities with short and medium term maturities mature or reprice more rapidly, or on a different basis, than its interest-earning assets. As a continuing part of its strategy, OSI considers methods of managing this asset/liability mismatch, consistent with maintaining acceptable levels of net interest income.

     OSI has implemented strategies to build its net interest margin while adhering to its policy guidelines and reducing OSI's overall sensitivity to interest rates. Management believes that, in the present economic environment, the profits generated by increased margins during favorable interest rate environments can offset reductions of net interest income that may occur during unfavorable interest rate environments.

     OSI has several strategies to manage its interest rate risk. Primarily, OSI is currently emphasizing the origination of 15 year or less fixed-rate mortgages for portfolio while selling all longer term fixed-rate mortgages in the secondary market. Management believes that the faster amortization of 15 year or less fixed-rate mortgages as compared to 30 year fixed-rate mortgages permits a more rapid reinvestment of assets and thus a greater responsiveness to interest rate changes. In addition, OSI currently offers a 30 year adjustable-rate mortgage that adjusts annually with a margin over the Constant Maturities Treasury Index which index is more responsive to changes in interest rates.

     To complement the mortgage loan strategy, the Investment
Committee consisting of Directors Buchanan, Arnold and Duncan and Chief Financial Officer Griffith continually assesses OSI's asset/liability mix. To enhance yield and to increase the interest rate sensitivity of its assets, the Investment Committee purchases a mix of fixed- and adjustable-rate investment securities and mortgage-backed securities. OSI also purchases investments which will mature in intervals or in a ladder of maturities. This enables OSI to purchase fixed-rate products which will mirror adjustable-rate products because of the systematic maturing and reinvesting of these funds.

     The OTS mandates a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts. Management measures the institution's interest rate risk as the change occurring to its NPV resulting from a 200 basis point increase or decrease in market interest rates. Any decline in NPV of up to two percent of Stillwater Federal's assets is considered by the OTS a "normal level". As of March 31, 1994, a change in interest rates of positive 200 basis points will result in a 1.66% decline in Stillwater Federal's NPV while a change in interest rates of negative 200 basis points will result in a .91% increase in Stillwater Federal's NPV. As a percentage of Stillwater Federal's assets, a change of negative 200 basis points results in a 1.94% increase in assets while a change of positive 200 basis points results in a 2.61% decrease in assets.

Liquidity and Capital Resources

     OSI's principal sources of funds are deposits, amortization, and prepayment of loan principal (including mortgage-backed securities), maturities of investment securities, mortgage-backed securities, and short-term investments, and operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan repayments are more influenced by interest rates, general economic conditions, competition, and, most recently, the restructuring of the thrift industry. OSI generally manages the pricing of its deposits to maintain its desired deposit balance, but has been selective with regard to deposit rates on certain savings products, and, when necessary, has supplemented deposits with longer term and/or less expensive alternative sources of funds.

     Federal regulations historically have required Stillwater Federal to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 5% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and corporate securities and other obligations generally having remaining maturities of less than five years. Stillwater Federal has historically maintained its Liquidity ratio at levels in excess of those required. At June 30, 1994, Stillwater Federal's liquid assets totalled $14.5 million resulting in an average liquidity ratio of 16.71%.

     Liquidity management is both a daily and long-term responsibility of management. OSI adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) the projected amount of student loans held for sale by OSI, (iii) expected deposit flows, (iv) yields available on interest-earning deposits, and (v) the objective of its asset/liability management program. Excess liquidity is invested generally in interest-earning overnight deposits and other short-term government and agency obligations. If OSI requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the FHLB of Topeka.

     OSI uses its liquidity resources principally to meet on-going commitments, to fund maturing certificates of deposit and deposit withdrawals, to invest, to fund existing and future loan commitments, to maintain liquidity and to meet operating expenses. OSI considers its liquidity and capital resources to be adequate to meet its foreseeable short and long-term requirements. OSI expects to be able to fund or refinance, on a timely basis, its material commitments and long-term liabilities.

     At June 30, 1994, Stillwater Federal had tangible and core capital of $7.5 million or 7.7% of adjusted total assets, which was approximately $6.0 million and $4.6 million above the regulatory minimum requirements of 1.5% and 3.0%, respectively, of the adjusted total assets in effect on that date. On June 30, 1994, Stillwater Federal had risk-based capital of $7.8 million (including $7.5 million in core capital), or 16.7% of risk-weighted assets of $46.9 million. This amount was $4.1 million above the 8.0% regulatory requirement in effect on that date. Stillwater Federal is presently in compliance with the fully phased-in capital requirements.

Impact of Inflation and Changing Prices

     The Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of OSI's operations. Unlike most industrial companies, nearly all the assets and liabilities of OSI are monetary. As a result, interest rates have a greater impact on OSI's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Effect of New Accounting Standards

     In December 1991, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments". SFAS No. 107 requires disclosures of the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial condition, for which it is practical to estimate fair value. SFAS No. 107 is not effective until fiscal years ending after December 11, 1995 for entities with less than $150 million in total assets.

     SFAS No. 109, "Accounting for Income Taxes," was issued by the FASB in February 1992. SFAS No. 109 requires a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. As specifically related to financial institutions, the statement also provides that a deferred tax liability, generally, will not be recognized for bad debt reserves that arose in tax years beginning before December 31, 1987; however, a deferred tax liability shall be recognized for such reserves arising in tax years beginning after December 31, 1987. Under SFAS No. 109, the tax effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. OSI intends to adopt the provisions of SFAS No. 109 for the fiscal year ending September 30, 1994. Management has not determined the amount of valuation allowance that will be established to reduce the future tax benefits that may be realized upon the utilization of its existing tax loss carryforwards.

     In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 states that impaired loans be recorded at the present value of future principal and interest expected to be collected using the loans contractual interest rate adjusted for deferred fees and unamortized premium/discounts. SFAS No. 114 is effective for financial statements for fiscal years beginning after December 15, 1994. Early adoption is permitted. OSI will adopt SFAS No. 114 for the fiscal year ending September 30, 1996. Management has not determined the effect of implementing SFAS No. 114 on OSI's consolidated financial statements.

     In May 1993, the FASB issued SFAS No. 115, "Accounting for
Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that debt securities be categorized and accounted for as follows: securities held to maturity are reported at amortized cost; trading securities are reported at fair value with unrealized gains and losses included in earnings; securities available for sale are reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity, net of related tax effects. This standard is effective for OSI for fiscal years beginning after December 15, 1993 and early adoption is permitted. OSI will adopt SFAS No. 115 for the fiscal year beginning October 1, 1994. Based on the investment securities held by OSI as of June 30, 1994, management does not believe that this statement will have a material effect on the classification of OSI's investment securities.

Lending Activities

     General. Historically, OSI originated fixed-rate mortgage loans. Since the mid 1980s, however, in order to reduce its exposure to changes in interest rates, OSI has emphasized the origination and holding of adjustable-rate mortgage loans and loans with shorter terms to maturity than traditional 30 year, fixed-rate loans. Management's strategy has been to increase the percentage of assets in its portfolio with more frequent repricing or shorter maturities. In response to customer demand, however, OSI continues to originate conventional fixed-rate mortgages with terms to maturity of fifteen years or less for its portfolio while selling, servicing released, pursuant to forward sales commitments, fixed-rate mortgages with longer terms to maturity.

     OSI's primary focus in lending activities is on the origination of loans secured by first mortgages on owner-occupied, one- to four-family residences. To a much lesser extent, OSI also originates residential construction and consumer loans in OSI's market area. Beginning in 1990, OSI limited its origination of loans secured by commercial and multi-family real estate to loans which facilitate the sale of foreclosed assets. However, OSI has recently resumed the origination of new commercial and multi-family real estate loans, subject to market conditions, on a limited basis within its primary market area. At June 30, 1994, OSI's net loan portfolio totaled $70.8 million.

     Loan applications are initially considered at various levels of authority, depending on the type, amount and loan-to-value ratio of the loan. The members of OSI's loan review committee include all OSI's directors. All mortgage real estate loan commitments less than $100,000 must be approved by at least two members of OSI's loan review committee. Mortgage loans above $100,000 require the approval of three members of the loan committee. Consumer loans under $10,000 require the approval of either President Buchanan or Chief Financial Officer Griffith and a designated officer. Consumer loans in excess of this amount require the approval of a majority of the loan committee.

     All of OSI's lending is subject to its written underwriting standards and to loan origination procedures. Decisions on loan applications are made on the basis of detailed applications and property valuations (consistent with OSI's written appraisal policy) by independent appraisers. The loan applications are designed primarily to determine the borrower's ability to repay. The more significant items on the application are verified through the use of credit reports, financial statements, tax returns and/or confirmations.

     An appraisal of the security property is obtained as required by regulatory guidelines on loans secured by real property. Appraisals are prepared by Board-approved independent fee appraisers. OSI requires evidence of marketable title and lien position as well as appropriate title insurance (or a legal opinion) on all loans secured by real property, and requires fire and extended coverage casualty insurance in amounts at least equal to the principal amount of the loan or the value of improvements on the property, depending on the type of loan. OSI may also require flood insurance to protect the property securing its interest.

     Prior to the enactment of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), the aggregate amount of loans that Stillwater Federal was permitted to make under applicable federal regulations to any one borrower, including related entities, or the aggregate amount that Stillwater Federal could have invested in any one real estate project, was, with certain exceptions, limited to the lesser of 10% of Stillwater Federal's deposits or 100% of its regulatory capital. Effective August 9, 1989, Stillwater Federal's loans-to-one-borrower limit was reduced in accordance with FIRREA, generally to the greater of 15% of unimpaired capital and surplus or $500,000. At June 30, 1994, the maximum amount which Stillwater Federal could have lent to any one borrower and the borrower's related entities was approximately $1.1 million. At June 30, 1994, Stillwater Federal had one lending relationship in excess of this amount. At June 30, 1994, the principal balance of the largest amount outstanding to any one borrower, or group of related borrowers, was $1.5 million, consisting of two loans of $766,000 and $690,000, respectively, which were originated prior to the adoption of FIRREA and have been grandfathered under FIRREA. These loans are each secured by a movie theater and have always performed in accordance with their payment terms.

     The second largest amount outstanding to one borrower totaled
$1.0 million and is a loan secured by a hotel which was converted into a light industry manufacturing facility. The loan was originated in July 1991 as a loan to facilitate the sale of real estate owned and has always performed in accordance with its payment terms. Prior to its sale, OSI had attempted to operate the property as a hotel, and as a result, had incurred losses of $1.5 million related to this property.

     The third largest amount outstanding to one borrower totaled $978,000 (net of specific reserves of $112,000) and is a loan secured by undeveloped land in Tulsa, Creek and Payne Counties, Oklahoma. OSI had classified this loan as an in-substance foreclosed asset in May 1991; however, OSI has continued to receive periodic payments of principal and interest since that date from the borrower sufficient to prevent foreclosure. In June 1994, OSI modified the terms of the loan to a current market interest rate and extended the term of the loan. Since modification, the loan has been performing in accordance with its repayment terms.

     OSI had only three other lending relationships aggregating in excess of $500,000 at June 30, 1994. Each of these loans, totalling $625,000, $552,000 and $539,000, respectively, was current as of June 30, 1994.

     None of the above mentioned loans was classified by OSI at June
30, 1994.

Loan Portfolio Composition. The following table presents the composition of OSI's loan portfolio in dollar amounts and in percentages (before deductions for loans in process, deferred fees and discounts and the allowances for loan losses) of total loans as of the dates indicated.

                                              June 30,                         September 30,
                                          ----------------  ----------------------------------------------------
                                                1994              1993              1992             1991
                                          ----------------  ----------------  ----------------  ----------------
                                           Amount  Percent   Amount  Percent   Amount  Percent   Amount  Percent
                                          -------  -------  -------  -------  -------  -------  -------  -------
                                                                  (Dollars in Thousands)
Real Estate Loans
- ------------------
 One- to four-family . . . . . . . . . .  $54,896   76.08%  $54,670   76.55%  $57,872   75.61%  $56,731   69.60%
 Commercial. . . . . . . . . . . . . . .    6,976    9.67     7,488   10.49     8,222   10.74    11,936   14.64
 Multi-family. . . . . . . . . . . . . .    2,809    3.89     2,890    4.05     3,233    4.23     2,775    3.40
 Construction or development . . . . . .    2,602    3.61       613    0.86     1,356    1.77     1,777    2.19
                                           ------  ------   -------  ------   -------  ------   -------  ------
   Total real estate loans . . . . . . .   67,283   93.25    65,661   91.95    70,683   92.35    73,219   89.83

Other Loans:
- -----------
 Consumer Loans:
  Student. . . . . . . . . . . . . . . .    2,122    2.94     2,479    3.47     1,875    2.45     2,052    2.52
  Deposit account. . . . . . . . . . . .      940    1.30     1,089    1.53       932    1.22     1,121    1.38
  Second Mortgages . . . . . . . . . . .      766    1.06     1,046    1.46     1,442    1.88     2,144    2.63
  Home improvement . . . . . . . . . . .      219     .30       273    0.38       331     .43       536     .66
  Automobile . . . . . . . . . . . . . .       72     .10       129    0.18       293     .38       848    1.04
  Other. . . . . . . . . . . . . . . . .      554     .77       604    0.85       814    1.06     1,189    1.46
                                          -------  ------   -------  ------   -------  ------   -------  ------
    Total consumer loans . . . . . . . .    4,673    6.47     5,620    7.87     5,687    7.43     7,890    9.68
Commercial business loans. . . . . . . .      202     .28       131    0.18       170    0.22       401    0.49
                                          -------  ------   -------  ------   -------  ------   -------  ------

    Total other loans. . . . . . . . . .    4,875    6.75     5,751    8.05     5,857    7.65     8,291   10.17
                                          -------  ------   -------  ------   -------  ------   -------  ------
Total loans. . . . . . . . . . . . . . .   72,158  100.00%   71,412  100.00%   76,540  100.00%   81,510  100.00%
                                                   ======            ======            ======            ======

Less:
- ----
 Loans in process . . . . . . . . . . . .     460               692               648               574
 Deferred fees and discounts. . . . . . .      63                74                43                49
 Allowance for losses . . . . . . . . . .     840             1,277             1,207               979
                                          -------           -------           -------           -------
 Total loans, net . . . . . . . . . . . . $70,795           $69,369           $74,642           $79,908
                                          =======           =======           =======           =======

     The following table shows the composition of OSI's loan portfolio by fixed and adjustable rate at the dates indicated.


                                              June 30,                         September 30,
                                          ----------------  ----------------------------------------------------
                                                1994              1993              1992              1991
                                          ----------------  ----------------  ----------------  ----------------
                                           Amount  Percent   Amount  Percent   Amount  Percent   Amount  Percent
                                          -------  -------  -------  -------  -------  -------  -------  -------
                                                                  (Dollars in Thousands)
Fixed-Rate Loans:
- ----------------
 Real estate:
  One- to four-family. . . . . . . . . .  $14,810   20.52%  $14,910   20.88%  $14,913   19.48%  $10,998   13.49%
  Multi-family, commercial,
   construction or development . . . . .    4,952    6.86     2,749    3.85     3,051    3.99     4,572    5.61
                                          -------  ------   -------  ------   -------  ------   -------  ------
     Total real estate loans . . . . . .   19,762   27.38    17,659   24.73    17,964   23.47    15,570   19.10
                                          -------  ------   -------  ------   -------  ------   -------  ------
Consumer . . . . . . . . . . . . . . . .    3,626    5.03     4,222    5.91     3,675    4.81     4,825    5.92
Commercial business. . . . . . . . . . .      133     .18        10    0.01        26     .03        64     .08
                                          -------  ------   -------  ------   -------  ------   -------  ------
     Total fixed-rate loans. . . . . . .   23,521   32.59    21,891   30.65    21,665   28.31    20,459   25.10
                                          -------  ------   -------  ------   -------  ------   -------  ------

Adjustable-Rate Loans:
- ---------------------
 Real estate:
  One- to four-family. . . . . . . . . .   40,086   55.55    39,760   55.68    42,959   55.91    45,733   56.11
  Multi-family, commercial,
   construction or development . . . . .    7,435   10.30     8,242   11.54     9,760   12.75    11,916   14.62
                                          -------  ------   -------  ------   -------  ------   -------  ------
     Total real estate loans . . . . . .   47,521   65.85    48,002   67.22    52,719   68.88    57,649   70.73
                                          -------  ------   -------  ------   -------  ------   -------  ------
Consumer . . . . . . . . . . . . . . . .    1,047    1.46     1,398    1.96     2,012    2.63     3,065    3.76
Commercial business. . . . . . . . . . .       69     .10       121    0.17       144     .18       337     .41
                                          -------  ------   -------  ------   -------  ------   -------  ------
     Total adjustable rate loans . . . .   48,637   67.41    49,521   69.35    54,875   71.69    61,051   74.90
                                          -------  ------   -------  ------   -------  ------   -------  ------

Total loans:                               72,158  100.00%   71,412  100.00%   76,540  100.00%   81,510  100.00%
- -----------                                        ======            ======            ======            ======
 Less:
 ----
 Loans in process. . . . . . . . . . . .      460               692               648               574
 Deferred fees and discounts . . . . . .       63                74                43                49
 Allowance for loan losses . . . . . . .      840             1,277             1,207               979
                                          -------           -------           -------           -------
     Total loans, net. . . . . . . . . .  $70,795           $69,369           $74,642           $79,908
                                          =======           =======           =======           =======

     The following schedule illustrates the interest rate sensitivity of OSI's loan portfolio at June 30, 1994. Mortgages which have adjustable or renegotiable interest rates are shown as maturing in the period during which the contract is due. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.

                                   Real Estate
              ----------------------------------------------------
                                                    Construction
                                 Multi-family and        or                            Commercial
              One-to four Family    Commercial       Development       Consumer         Business          Total
              ------------------ ---------------- ---------------- ---------------- ---------------- ----------------
                       Weighted         Weighted         Weighted          Weighted         Weighted        Weighted
                        Average          Average          Average           Average          Average         Average
                Amount   Rate     Amount   Rate    Amount   Rate    Amount   Rate    Amount   Rate    Amount   Rate
               ------- --------  ------- -------- ------- -------- ------- -------- ------- -------- ------- --------
                                             (Dollars in Thousands)
 Due During
Periods Ending
   June 30,
- --------------
1995(1). . . . $    31   9.81%   $   34    8.00%   $  901   7.55%  $2,332   7.61%    $   3    9.75%  $ 3,301   7.63%
1996 . . . . .     116   8.35        23    9.50       ---    ---      334   8.07        69    4.88       542   7.78
1997 and 1998.     985   8.43        71   10.14        30   8.33      548   8.22       ---             1,634   8.43
1999 to 2003 .   6,772   7.94     1,252    7.74       368   9.47    1,095   8.51       130    6.00     9,617   8.01
2004 to 2018 .  37,534   7.13     8,405    9.74     1,303  10.13      364   8.03       ---            47,606   7.68
2019 and
 following . .   9,458   6.14       ---     ---       ---    ---      ---    ---       ---     ---     9,458   6.14

- ----------

(1)Includes demand loans, loans having no stated maturity and overdraft loans.

     The total amount of loans due after June 30, 1995 which have predetermined interest rates is $19.0 million while the total amount of loans due after such dates which have floating or adjustable interest rates is $50.0 million.

     One- to Four-Family Residential Mortgage Lending. Residential loan originations are generated by OSI's marketing efforts, its present customers, walk-in customers and referrals from real estate brokers and builders. OSI has focused its lending efforts primarily on the origination of loans secured by first mortgages on owner-occupied, single-family residences in its market area. At June 30, 1994, OSI's one- to four-family residential mortgage loans totaled $54.9 million, or 76.1% of OSI's loan portfolio before net items, substantially all of which are conventional loans secured by properties located in OSI's primary market area. At that date, the average outstanding residential loan balance was $33,000 and the largest outstanding residential loan had a book value of $257,000.

     OSI's current fixed-rate loan originations conform to secondary market standards (i.e., Federal Home Loan Mortgage Corporation ("FHLMC") and Federal National Mortgage Association ("FNMA") standards) to permit their sale in the secondary market. Most of OSI's fixed-rate residential loans have contractual terms to maturity of 30 years. As a part of its asset/liability management strategy and in response to an increase in refinancing activity, OSI began in 1991 to limit fixed rate loan originations to fully amortizing loans with maturities of 15 years or less for retention in portfolio. In 1993, OSI began originating for sale, pursuant to forward sales commitments, fixed-rate mortgage loans with terms greater than 15 years. Interest rates charged on these fixed-rate loans are competitively priced according to market conditions.

     OSI has offered ARM loans at rates, terms and fees determined in accordance with market and competitive factors. The programs currently offered primarily meet the standards and requirements of the secondary market for residential loans. OSI's current one- to four-family residential ARMs are fully amortizing loans with contractual maturities of up to 30 years. The interest rates on the ARMs currently originated by OSI are subject to adjustment at stated intervals and are subject to annual and lifetime adjustment limits above and below the initial rate. Most of OSI's ARMs have interest rates which adjust annually based on a margin over one of several indices. These loans' annual and lifetime caps on interest rate increases reduce the extent to which they can help protect OSI against interest rate risk. OSI has from time to time originated ARMs at slightly below the fully-indexed rate, however, borrowers of adjustable rate loans are qualified at the fully-indexed rates. OSI's ARMs by their terms do not permit their convertibility into fixed-rate loans.

     OSI retains ARMs in its portfolio consistent with its ongoing asset/liability objectives. ARM loans decrease the risks associated with changes in interest rates but involve other risks, primarily because as interest rates rise, the payment by the borrower rises to the extent permitted by the terms of the loan, thereby increasing the potential for default. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates. OSI believes that these risks, which have not had a material adverse effect on OSI to date, generally are less than the risks associated with holding fixed-rate loans in an increasing interest rate environment.

     OSI evaluates both the borrower's ability to make principal, interest and escrow payments and the value of the property that will secure the loan. OSI generally originates residential mortgage loans with loan-to-value ratios up to 80%. On any mortgage loan exceeding an 80% loan-to-value ratio at the time of origination, OSI will generally require private mortgage insurance in an amount intended to reduce OSI's exposure to 80% or less of the appraised value of the underlying property.

     OSI's residential mortgage loans customarily include a due-on-sale clause giving OSI the right to declare the loan immediately due and payable in the event that, among other things, the borrower sells or otherwise disposes of the property subject to the mortgage and the loan is not repaid. Any residential mortgage loan may be assumed provided home buyers meet OSI's underwriting standards and the applicable fees are paid.

     Multi-Family and Commercial Real Estate Lending. At June 30, 1994, OSI had $2.8 million and $7.0 million in multi-family and commercial real estate loans, respectively, representing 3.9% and 9.7%, respectively, of OSI's loan portfolio before net items. OSI's multi-family and commercial real estate loan portfolio includes loans secured by apartment buildings, fraternity and sorority houses, office buildings, retail stores, theaters, manufacturing facilities and other properties, which are predominately located in OSI's primary market area. Most of OSI's multi-family and commercial real estate loan portfolio is seasoned, and beginning in 1990, OSI has had no significant originations of such loans except for loans to facilitate the sale of real estate owned. OSI expects to originate, subject to market conditions, a limited amount of commercial and multi-family real estate loans in its primary market area in fiscal 1995.

     Since 1990, OSI has only originated eight loans secured by multi-family or commercial real estate. Each of these loans was originated in connection with the sale of foreclosed assets and is secured by property located in OSI's primary market area. The terms of each of these loans was negotiated on a case by case basis. The total amount outstanding on the eight loans was approximately $1.4 million at June 30, 1994 of which the largest loan totalled $1.0 million and was secured by a light manufacturing facility located in Stillwater, Oklahoma.

     Multi-family and commercial real estate loans generally are originated in amounts up to 75% of the appraised value of the property securing the loan. Commercial and multi-family loans may be made at either fixed and adjustable interest rates for terms of up to 25 years. The other terms of multi-family and commercial real estate loans are negotiated on a case-by-case basis.

     Appraisals on properties securing multi-family and commercial real estate loans originated by OSI are performed by an independent appraiser at the time the loan is made. All appraisals on multi-family and commercial real estate loans are reviewed by OSI's management. In addition, OSI's underwriting procedures generally require verification of the borrower's credit history, income and financial statements, banking relationships, references and income projections for the property. Personal guarantees are generally obtained for OSI's multi-family and commercial real estate loans.

     The table below sets forth by type of security property the number and amount of OSI's multi-family and commercial real estate loans and the amounts of such loans which were non-performing at June 30, 1994. The amounts shown do not reflect allowances for losses.

                                               Number
                                                 of        Original     Outstanding         Amount
                                                Loans    Loan Amount     Principal     Non-performing
                                               ------    -----------    -----------    --------------
                                                    (Dollars in Thousands)
Market Area:
- -----------
Multi-family . . . . . . . . . . . . . . . .     20        $ 3,705        $2,809           $   ---

Warehouse. . . . . . . . . . . . . . . . . .      6            995           742               ---

Office Space . . . . . . . . . . . . . . . .     17          3,006         2,453               ---

Retail . . . . . . . . . . . . . . . . . . .     23          4,416         1,880               ---

Other. . . . . . . . . . . . . . . . . . . .      9          1,615         1,050                28
                                                 --        -------        ------           -------

Total. . . . . . . . . . . . . . . . . . . .     75        $13,737        $8,934           $    28
                                                 --        -------        ------           -------



Other Oklahoma:
- --------------

Retail . . . . . . . . . . . . . . . . . . .      1            200            86               ---

Theater. . . . . . . . . . . . . . . . . . .      1            875           766               ---
                                                 --        -------        ------          --------

Total. . . . . . . . . . . . . . . . . . . .      2        $ 1,075        $  852          $    ---
                                                 --        -------        ------          --------

Total Multi-family
 and commercial. . . . . . . . . . . . . . .     77        $14,812        $9,786          $     28
                                                 ==        =======        ======          ========


     OSI's largest multi-family and commercial real estate loans at June 30, 1994 are discussed at "-Lending Activities -General." OSI had six other loans with a book value in excess of $300,000, none of which were classified pursuant to OTS regulations. See "- Asset Quality."

     Multi-family and commercial real estate lending affords OSI an opportunity to receive interest at rates higher than those generally available from one- to four-family residential lending. Nevertheless, loans secured by such properties are generally larger and involve a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by multi-family and commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed), the borrower's ability to repay the loan may be impaired.

     Residential Construction or Development Lending. At June 30, 1994, OSI had construction or development loans totaling $2.6 million, or 3.6% of OSI's loan portfolio before net items. Included in construction or development lending are land and developed building lot loans totaling $1.9 million or 2.63% of OSI's loan portfolio before net items. All of such loans have terms that are individually negotiated and are located in OSI's primary market area. The balance of the loans are to builders and owner-occupants to finance the construction of single-family residences. Loans to owner-occupants are generally made, although not required, with permanent financing on the constructed property to be provided by OSI. Construction loans are generally made with a term of up to nine months on a fixed rate, interest-only basis. Residential construction loans to owner-occupants are generally underwritten using the same criteria as for one- to four-family residential loans. Loan proceeds are disbursed in increments as construction progresses and inspections warrant.

     Construction loans afford OSI the opportunity to charge loan origination fees, to increase the frequency of repricing of its loan portfolio and to earn yields higher than those obtainable on loans secured by existing one-to four-family residential properties. The higher yields reflect the higher risks associated with construction lending; principally, the difficulty in evaluating accurately the total funds required to complete a project and the post-completion value of the project. As a result, OSI places a strong emphasis upon the borrower's ability to repay, and, to a lesser extent, the experience and expertise of the builder who has contracted to construct the property.

     Consumer Lending. Management considers consumer lending to be an important component of its strategic plan. Specifically, consumer loans generally have shorter terms to maturity (thus reducing OSI's exposure to changes in interest rates) and carry higher rates of interest than do one- to four-family residential mortgage loans. In addition, management believes that the offering of consumer loan products helps to expand and create stronger ties to its existing customer base, by increasing the number of customer relationships and providing cross-marketing opportunities. At June 30, 1994, OSI's consumer loan portfolio totaled $4.7 million, or 6.5% of its loan portfolio before net items.

     OSI has offered a variety of secured consumer loans, including guaranteed student loans, second mortgage loans, home improvement loans, auto loans and loans secured by savings deposits. Recent consumer loans originations have focused primarily on guaranteed student loans. OSI currently originates all of its consumer loans in its primary market area. OSI's guaranteed student loans comprised approximately 45.4% of OSI's total consumer loan portfolio. The student loans originated by OSI are guaranteed as to principal and interest by the Oklahoma State Regents for Higher Education. Upon the student nearing graduation, OSI sells such student loans with servicing released pursuant to forward sales commitments. Under recently enacted federal legislation, however, beginning in the fall of 1994, qualified schools will be permitted to originate student loans directly. This legislation is expected to adversely affect OSI's ability to originate student loans and thus maintain the consumer loan portfolio at its present dollar size.

     Second mortgage loans (which include certain first liens) are generally originated in amounts, together with the amount of the existing first mortgage, of up to 80% of the appraised value of the property securing the loan. The term to maturity on such loans may be up to 10 years and requires monthly payments of principal and interest. OSI does not originate home equity lines of credit. Other consumer loan terms vary according to the type of collateral, length of contract and creditworthiness of the borrower. OSI's consumer loans generally have fixed-rates of interest.

     OSI does not intend to originate any consumer loans on an indirect basis (i.e., where loan contracts are purchased from retailers of goods or services which have extended credit to their customers).

     The underwriting standards employed by OSI for consumer loans include a determination of the applicant's payment history on other debts and an assessment of the ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is a primary consideration, the underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount and the underlying guarantee, if any.

     Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans which are unsecured, or are secured by rapidly depreciable assets, such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. Although the level of delinquencies in OSI's consumer loan portfolio has recently been low (at June 30, 1994, $5,000 or approximately 0.11% of the consumer loan portfolio, was 60 days or more delinquent), there can be no assurance that delinquencies will not increase in the future.

     Commercial Business Lending. OSI engages in a limited amount of commercial business lending activities, generally with its existing customers. At June 30, 1994, OSI had $202,000 in commercial business loans outstanding, representing less than one percent of OSI's loan and mortgage-backed securities portfolio before net items.

     Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself (which, in turn, is likely to be dependent upon the general economic environment). OSI's commercial business loans almost always include personal guarantees and are usually, but not always, secured by business assets, such as accounts receivable, equipment and inventory as well as real estate. However, the collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. At June 30, 1994, OSI's commercial business loans were performing in accordance with their terms.

     Mortgage-Backed and Related Securities. OSI purchases mortgage-backed and related securities to complement its mortgage lending activities. At June 30, 1994, mortgage-backed and related securities totaled $5.9 million, or 6.1% of OSI's total assets.


     Historically, most of OSI's mortgage-backed securities were long term, fixed-rate federal agency securities. In recent years, OSI began to purchase other types of mortgage-backed securities as well as collateralized mortgage obligations ("CMOs"), consistent with its asset/liability management and balance sheet objectives. In this regard, OSI emphasizes the purchase of adjustable-rate or short-or intermediate effective term fixed-rate mortgage-backed securities for asset/liability management purposes and in order to supplement OSI's originations of ARM loans. At June 30, 1994, $1.6 million or 41.0% of OSI's mortgage-backed securities carried adjustable rates of interest. OSI had not purchased any fixed rate mortgage-backed securities since 1988.

     A CMO is a special type of pass-through debt in which the stream of principal and interest payments on the underlying mortgages or mortgage-backed securities is used to create classes with different maturities and, in some cases, amortization schedules, as well as a residual interest, with each such class possessing different risk characteristics. Management believes these securities may represent attractive alternatives relative to other investments due to the wide variety of maturity and repayment options available through such investments. Stillwater Federal held $2.0 million of CMOs at June 30, 1994.

     Under the OTS' risk-based capital requirements, Government National Mortgage Association ("GNMA") mortgage-backed securities have a zero percent risk-weighting and Federal National Mortgage Association ("FNMA"), FHLMC and AA- or higher rated mortgage-backed securities have a 20% risk-weighting, in contrast to the 50% risk-weighting carried by one- to four-family performing residential mortgage loans. None of the mortgage-backed securities held by Stillwater Federal had a risk-weight for regulatory capital purposes above 20%.

     All of OSI's mortgage-backed and related securities are backed by federal agencies. Accordingly, management believes that OSI's mortgage-backed and related securities are generally resistant to credit problems.

     The following table sets forth the contractual maturities of OSI's mortgage-backed and related securities at June 30, 1994.

                                                          Due in                                  June 30,
                                                          ------
                                                                                                    1994
                                6 Months 6 Months   1 to 3  3 to 5  5 to 10  10 to 20  Over 20    Balance
                                or Less  to 1 Year   Years   Years   Years    Years     Years   Outstanding
                                -------- ---------  ------  ------  -------  --------  -------  -----------
                                                              (In Thousands)
Mortgaged-backed Securities:
Federal Home Loan
 Mortgage Corporation . . . .    $ ---     $ ---    $ ---    $ ---   $ ---    $2,301    $ ---     $2,301

Federal National
 Mortgage Association . . . .      ---       ---      ---      ---     ---       ---      335        335

Government National
 Mortgage Association . . . .      ---       ---      ---      ---     ---       ---    1,261      1,261
                                 -----     -----    -----    -----   -----    ------   ------     ------

  Total Mortgaged-backed
   Securities . . . . . . . .    $ ---     $ ---    $ ---    $ ---   $ ---    $2,301   $1,596     $3,897
                                 -----     -----    -----    -----   -----    ------   ------     ------

Collateralized Mortgage
 Obligations:
Federal Home Loan
 Mortgage Corporation . . . .      ---       ---      ---      ---     ---       ---    1,482      1,482

Federal National
 Mortgage Association . . . .      ---       ---      ---      ---     ---       ---      502        502

  Total Collateralized
   Mortgage Obligations . . .      ---       ---      ---      ---     ---       ---    1,984      1,984
                                 -----     -----    -----    -----   -----    ------   ------     ------

Total . . . . . . . . . . . .    $ ---     $ ---    $ ---    $ ---   $ ---    $2,301   $3,580     $5,881
                                 =====     =====    =====    =====   =====    ======   ======     ======


Originations, Purchases and Sales of Loans and Mortgage-Backed
Securities

     As described above, OSI originates real estate loans through marketing efforts, OSI's customer base, walk-in customers, and referrals from real estate brokers and builders. OSI originates both adjustable-rate and fixed-rate loans. Its ability to originate loans is dependent upon the relative customer demand for fixed-rate or ARM loans in the origination market, which is affected by the term structure (short-term compared to long-term) of interest rates as well as the current and expected future level of interest rates.

     Except for the discounted purchase in November 1992 of the outstanding participation interests in certain loans (secured by properties primarily located in Stillwater, Oklahoma) for which OSI was the lead lender, OSI has not purchased residential loans during recent years. OSI may consider purchasing loans in the future depending on market conditions. At June 30, 1994, OSI had made no commitments to purchase or sell any mortgage-backed securities. At that same date, OSI had loan commitments of approximately $1.1 million and commitments to sell, consisting totally of guaranteed student loans of $2.1 million. At June 30, 1994, OSI held $85,000 of its other loans for sale and none of its mortgage-backed securities were held for sale.
See also "- Lending Activities - Mortgage-Backed Securities."

     OSI sells its student loan originations and long-term fixed rate residential mortgage loan originations. When loans are sold, OSI generally does not retain the responsibility for servicing the loan. OSI had $2.9 million in loans serviced for others as of June 30, 1994 and $475,000 in loans serviced by others at that date.

     The following table shows the loan origination, purchase and repayment activities of OSI for the periods indicated.

                                                               Nine Months
                                                                  Ended
                                                                 June 30,         Year Ended September 30,
                                                               -----------    -------------------------------
                                                                   1994         1993        1992       1991
                                                               -----------    -------     -------    --------
                                                                                (In Thousands)
Originations by type:
- ---------------------
 Adjustable rate:
 ---------------
  Real estate - one- to four-family . . . . . . . . . . . . .   $ 7,038       $ 3,667     $ 3,309    $  1,002
              - commercial. . . . . . . . . . . . . . . . . .       ---           ---         ---          62
              - construction or development . . . . . . . . .        90           ---         ---          16
  Non-real estate - consumer. . . . . . . . . . . . . . . . .       ---           ---          22          12
                  - commercial business . . . . . . . . . . .       ---           ---         ---         499
                                                                -------       -------     -------    --------
         Total adjustable-rate. . . . . . . . . . . . . . . .     7,128         3,667       3,331       1,591
 Fixed rate:
 ----------
  Real estate - one- to four-family . . . . . . . . . . . . .     3,955         3,117       5,843         726
              - commercial. . . . . . . . . . . . . . . . . .        82           ---          77          52
              - construction or development . . . . . . . . .     2,160           130         315         120
  Non-real estate - consumer. . . . . . . . . . . . . . . . .     1,815         2,412       2,193       2,361
                  - commercial business . . . . . . . . . . .       146           ---         ---         179
                                                                -------       -------     -------    --------
         Total fixed-rate . . . . . . . . . . . . . . . . . .     8,158         5,659       8,428       3,438
                                                                -------       -------     -------    --------
         Total loans originated . . . . . . . . . . . . . . .   $15,286       $ 9,326     $11,759    $  5,029
                                                                =======       =======     =======    ========

Purchases:
- ---------
  Real estate - one- to four-family . . . . . . . . . . . . .   $   ---       $   ---     $   ---    $    ---
  Mortgage-backed securities. . . . . . . . . . . . . . . . .       ---           ---       1,588       1,000
                                                                -------       -------     -------    --------
         Total purchased. . . . . . . . . . . . . . . . . . .   $   ---       $   ---     $ 1,588    $  1,000
                                                                =======       =======     =======    ========

Sales and Repayments:
- --------------------
  Non-real estate - consumer. . . . . . . . . . . . . . . . .   $   778       $ 1,213     $ 1,241    $  2,584
  Mortgage-backed securities. . . . . . . . . . . . . . . . .       ---           ---         ---       1,058
                                                                -------       -------     -------    --------
         Total sales. . . . . . . . . . . . . . . . . . . . .       778         1,213       1,241       3,642
  Principal repayments. . . . . . . . . . . . . . . . . . . .    13,778        13,199      15,212      11,596
  Mortgage-backed securities repayments . . . . . . . . . . .       833         1,004       1,323         837
                                                                -------       -------     -------    --------
         Total reductions . . . . . . . . . . . . . . . . . .    15,389        15,416      17,776      16,075
                                                                -------       -------     -------    --------
         Net increase (decrease). . . . . . . . . . . . . . .   $  (103)      $(6,090)    $(4,429)   $(10,046)
                                                                =======       =======     =======    ========

Asset Quality

     When a borrower fails to make a required payment on a loan, OSI attempts to cause the delinquency to be cured by contacting the borrower. In the case of residential loans, a late notice is sent 15 days after the due date. If the delinquency is not cured by the 30th day, contact with the borrower is made by phone or a letter is sent.

     In the event a real estate loan payment is past due for 90 days or more OSI performs an in depth review of the loan status and circumstances of the borrower. Based upon the results of its review, OSI may negotiate and accept a repayment program with the borrower, accept a voluntary deed in lieu of foreclosure or, when deemed necessary, initiate foreclosure proceedings. If foreclosed on, real property is sold at a public sale and OSI may bid on the property to protect its interest. A decision as to whether and when to initiate foreclosure proceedings is based on such factors as the amount of the outstanding loan in relation to the original indebtedness, the extent of delinquency and the borrower's ability and willingness to cooperate in curing delinquencies.

     Delinquent consumer loans are handled in a generally similar manner. Initial contacts are made when the payment is 15 days past due and telephone contact begins when a loan is 30 days past due. If these efforts fail to bring the loan current, appropriate action may be taken to collect any loan payment that remains delinquent. OSI's procedures for repossession and sale of consumer collateral are subject to various requirements under Oklahoma consumer protection laws.

     Delinquent Loans. The following table sets forth OSI's loan delinquencies by type, by amount and by percent of loan type at June 30, 1994.

                                             Loans Delinquent for                      Total Delinquent
                             ---------------------------------------------------
                                     60-89 Days             90 Days and Over                Loans
                             ------------------------   ------------------------   ------------------------
                                             Percent                    Percent                    Percent
                                             of Loan                    of Loan                    of Loan
                             Number  Amount  Category   Number  Amount  Category   Number  Amount  Category
                             ------  ------  --------   ------  ------  --------   ------  ------  --------
                                                         (Dollars in Thousands)
Real Estate:
  One- to Four-Family . . .    ---    $---     ---%        1      $11     .02%        1      $11     .02%
  Commercial. . . . . . . .    ---     ---     ---         1       28     .40         1       28     .40
Consumer. . . . . . . . . .    ---     ---     ---         2        5     .11         2        5     .11
                               ---    ----                --      ---                 -      ---
    TOTAL . . . . . . . . .    ---    $---     ---%        4      $44     .06%        4      $44     .06%
                               ===    ====                ==      ===                 =      ===

     The following table sets forth OSI's loan delinquencies by type, by amount and by percent of loan type at September 30, 1993.

                                             Loans Delinquent for                      Total Delinquent
                             ---------------------------------------------------
                                     60-89 Days             90 Days and Over                Loans
                             ------------------------   ------------------------   ------------------------
                                             Percent                    Percent                    Percent
                                             of Loan                    of Loan                    of Loan
                             Number  Amount  Category   Number  Amount  Category   Number  Amount  Category
                             ------  ------  --------   ------  ------  --------   ------  ------  --------
                                                         (Dollars in Thousands)
Real Estate:
  One- to Four-Family . . .     4     $287     0.52%       2     $ 21     0.04%       6     $308     0.56%
  Commercial. . . . . . . .   ---      ---      ---        2      285     3.81        2      285     3.81
Consumer. . . . . . . . . .     0        0      ---        1        1     0.02        1        1     0.02
                              ---     ----               ---     ----               ---     ----
    TOTAL . . . . . . . . .     4     $287     0.40%       5     $307     0.43%       9     $594     0.83%
                              ===     ====               ===     ====               ===     ====

     The table below sets forth the amounts and categories of non-performing assets in OSI's loan portfolio. Foreclosed assets include assets acquired in settlement of loans.

                                                          June 30,                September 30,
                                                          --------      --------------------------------
                                                            1994         1993         1992         1991
                                                          --------      ------       ------       ------
                                                                        (Dollars in Thousands)
Non-accruing loans:
  One- to four-family. . . . . . . . . . . . . . . . . .   $  11        $  294       $  336       $  439
  Commercial . . . . . . . . . . . . . . . . . . . . . .      28           285          190          193
  Consumer . . . . . . . . . . . . . . . . . . . . . . .       5            15           56          318
                                                           -----        ------       ------       ------
     Total . . . . . . . . . . . . . . . . . . . . . . .      44           594          582          950
                                                           -----        ------       ------       ------

Troubled Debt Restructurings:
  One- to four-family. . . . . . . . . . . . . . . . . .   $ ---        $   37       $  ---       $   52
  Consumer . . . . . . . . . . . . . . . . . . . . . . .     ---            13           72          306
  Commercial business. . . . . . . . . . . . . . . . . .     ---           ---           13          ---
                                                           -----        ------       ------       ------
     Total . . . . . . . . . . . . . . . . . . . . . . .     ---            50           85          358
                                                           -----        ------       ------       ------

Foreclosed assets:
  One- to four-family  . . . . . . . . . . . . . . . .     $  46        $   69       $  243       $1,362
  Multi-family . . . . . . . . . . . . . . . . . . . .       ---           230          876           19
  Commercial . . . . . . . . . . . . . . . . . . . . .       493         1,986        2,339        1,972
  Consumer . . . . . . . . . . . . . . . . . . . . . .         8           ---           11          ---
                                                           -----        ------       ------       ------
     Total . . . . . . . . . . . . . . . . . . . . . .       547         2,285        3,469        3,353
                                                           -----        ------       ------       ------

Total non-performing assets. . . . . . . . . . . . . .     $ 591        $2,929       $4,136       $4,661
                                                           =====        ======       ======       ======

Total as a percentage of total assets. . . . . . . . .       .61%         3.02%        4.09%        4.41%
                                                           =====        ======       ======       ======


     Non-Accruing Loans. As of June 30, 1994, OSI had $44,000 in net book value of non-accruing loans, consisting of one residential mortgage loan totaling $11,000, commercial loans totaling $28,000 and $5,000 of consumer loans.

     Foreclosed Assets. As of June 30, 1994, OSI had $547,000 in net book value of foreclosed assets. OSI's largest foreclosed asset at that date was a public storage facility consisting of a 12,783 square foot warehouse located in Oklahoma City, Oklahoma. The carrying value was $294,000 at June 30, 1994. Subsequent to June 30, 1994, OSI entered into a contract to sell the property which is scheduled to close on or before September 30, 1994. OSI does not expect to incur any significant gain or loss on the sale.

     Other Loans of Concern. In addition to the non-performing assets set forth in the table above, as of June 30, 1994, there were also 69 single-family loans with an aggregate of $1.7 million net book value, two land loans aggregating $74,000, and one commercial real estate loan of $43,000 with respect to which known information about the past credit problems of the borrowers or the cash flows of the security property have caused management to monitor present loan repayments.

     Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the OTS to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

     When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory authorities, who may order the establishment of additional general or specific loss allowances.

     In connection with the filing of its periodic reports with the OTS and in accordance with its classification of assets policy, Stillwater Federal regularly reviews the problem loans in its portfolio to determine whether any loans require classification in accordance with applicable regulations. Classified assets of Stillwater Federal, all of which are included in the table of non-performing assets above or are described under the caption "- Other Loans of Concern" were as follows at the date indicated:

                                                  June 30,        September 30,
                                                    1994               1993
                                                  --------        -------------
                                                       (In Thousands)
Substandard . . . . . . . . . . . . . . . . . .    $1,362            $3,252
Doubtful. . . . . . . . . . . . . . . . . . . .       ---               ---
Loss. . . . . . . . . . . . . . . . . . . . . .       364             1,117
                                                   ------            ------

   Total classified assets. . . . . . . . . . .    $1,726            $4,369
                                                   ======            ======

     Based upon an appraisal received subsequent to June 30, 1994, OSI determined to remove $112,000 from the loss classification.

     Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risk inherent in its loan portfolio and changes in the nature and volume of its loan activity. Such evaluation, which includes a review of all loans of which full collectibility may not be reasonably assured, considers among other matters, the estimated value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an adequate loan allowance. Although management believes it uses the best information available to make such determinations, future adjustments to reserves may be necessary, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in making the initial determinations. At June 30, 1994, OSI had an allowance for loan losses of $840,000 or 1.19% of net loans receivable. See Note 2 of the Notes to Consolidated Financial Statements for the years ended September 30, 1993, 1992, and 1991 for a discussion of the accounting policies related to the allowance and provisions for losses.

     The ratio of the allowance for loan losses to average non-performing loans has increased during the period from 1990 to 1994 due to the increasing emphasis placed on establishing general valuation allowances. Historically, savings and loan associations had not provided such allowances, but rather established allowances based on identification of specific problem loans.

     The ratio of net charge-offs to average loans outstanding and average non-performing loans in 1991 is significantly greater than in other periods presented due to the transfer of several significant loans to real estate owned during that year. Prior to such transfer, these loans were written down to the estimated fair value of the collateral by a charge to the allowance for loan losses.

     The following table sets forth an analysis of OSI's allowance for loan losses.

                                                                Nine Months
                                                                   Ended
                                                                  June 30,       Year Ended September 30,
                                                                -----------   ------------------------------
                                                                    1994       1993        1992        1991
                                                                -----------   ------      ------      ------
                                                                              (Dollars in Thousands)
Balance at beginning of period . . . . . . . . . . . . . . . .    $1,277      $1,207      $  979      $1,090

Charge-offs:
  One- to four-family. . . . . . . . . . . . . . . . . . . . .        17          48          86         295
  Commercial real estate . . . . . . . . . . . . . . . . . . .       ---          77         ---         703
  Construction or development. . . . . . . . . . . . . . . . .       155         ---           5          13
  Consumer . . . . . . . . . . . . . . . . . . . . . . . . . .         5          10          71         189
  Commercial business. . . . . . . . . . . . . . . . . . . . .       ---         ---         ---          10
                                                                  ------      ------      ------      ------
      Total Charge-offs. . . . . . . . . . . . . . . . . . . .       177         135         162       1,210

Recoveries:
  Commercial real estate . . . . . . . . . . . . . . . . . . .       ---         ---          28         ---
  Consumer . . . . . . . . . . . . . . . . . . . . . . . . . .       ---          21           5           4
  Real estate owned. . . . . . . . . . . . . . . . . . . . . .       ---         ---         ---          26
                                                                  ------      ------      ------      ------
      Total recoveries . . . . . . . . . . . . . . . . . . . .       ---          21          33          30
Net charge-offs. . . . . . . . . . . . . . . . . . . . . . . .       ---         114         129       1,180
Additions charged to operations. . . . . . . . . . . . . . . .      (260)        184         357       1,069
                                                                  ------      ------      ------      ------
Balance at end of period . . . . . . . . . . . . . . . . . . .    $  840      $1,277      $1,207      $  979
                                                                  ======      ======      ======      ======

Ratio of net charge-offs during the period to average loans
 outstanding during the period . . . . . . . . . . . . . . . .       .26%       0.16%       0.16%       1.39%
                                                                  ======      ======      ======      ======
Ratio of net charge-offs during the period to average non-
 performing assets . . . . . . . . . . . . . . . . . . . . . .     10.06%       3.33%       3.20%      20.82%
                                                                  ======      ======      ======      ======
Ratio of allowance for loan loss to total loans. . . . . . . .      1.19%       1.79%       1.58%       1.20%
                                                                  ======      ======      ======      ======
Ratio of allowance for loan loss to non-performing loans . . .    143.13%     336.94%     180.06%      74.85%
                                                                  ======      ======      ======      ======

     The distribution of OSI's allowance for losses on loans at the dates indicated is summarized as follows:

                                     June 30,                                September 30,
                                ------------------   ------------------------------------------------------------
                                       1994                 1993                 1992                1991
                                ------------------   ------------------   ------------------   ------------------
                                        Percent of           Percent of           Percent of          Percent of
                                        Loans in             Loans in             Loans in            Loans in
                                          Each                 Each                 Each                Each
                                       Category to          Category to          Category to          Category to
                                Amount Total Loans   Amount Total Loans   Amount Total Loans   Amount Total Loans
                                ------ -----------   ------ -----------   ------ -----------   ------ -----------
                                                              (Dollars in Thousands)
One- to four-family . . . . .   $  166    76.08%     $  169    76.55%     $  163     75.61%    $  174    69.60%
Multi-family. . . . . . . . .      ---     3.89         ---     4.05         ---      4.23        ---     3.40
Commercial real estate. . . .       24     9.67          24    10.49          74     10.74         44    14.64
Construction or development .      112     3.61         164     0.86         165      1.77        165     2.19
Consumer. . . . . . . . . . .       28     6.47          40     7.87          58      7.43         82     9.68
Commercial business . . . . .        8     0.28          11     0.18         ---      0.22        ---     0.49
Unallocated . . . . . . . . .      502      ---         869      ---         747       ---        514      ---
                                ------   ------      ------   ------      ------    ------     ------   ------

     Total. . . . . . . . . .   $  840   100.00%     $1,277   100.00%     $1,207    100.00%    $  979   100.00%
                                ======   ======      ======   ======      ======    ======     ======   ======

Investment Activities

     Stillwater Federal must maintain minimum levels of investments that qualify as liquid assets under OTS regulations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, Stillwater Federal has maintained liquid assets at levels above the minimum requirements imposed by the OTS regulations and at levels believed adequate to meet the requirements of normal operations, including repayments of maturing debt and potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained. At June 30, 1994, Stillwater Federal's liquidity ratio (liquid assets as a percentage of net withdrawable savings deposits and current borrowings) was 16.7%.

     Federally chartered savings institutions have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds. Subject to various restrictions, federally chartered savings institutions may also invest their assets in commercial paper, investment grade corporate debt securities and mutual funds whose assets conform to the investments that a federally chartered savings institution is otherwise authorized to make directly.

     Generally, the investment policy of OSI is to invest funds among various categories of investments and maturities based upon OSI's asset/liability management policies, investment quality and marketability, liquidity needs and performance objectives.

     At June 30, 1994 OSI's interest-bearing deposits with banks totaled $1.1 million, or less than one percent of total assets, and its investment securities totaled $12.0 million, or 12.3% of total assets. As of such date, OSI also had a $1.4 million investment in FHLB stock, satisfying its requirement for membership in the FHLB of Topeka. It is OSI's general policy to purchase investment securities which are U.S. Government securities and federal agency obligations and other issues that are rated investment grade or have credit enhancements. At June 30, 1994, the average term to maturity or repricing of the investment securities portfolio was 1.63 years.

     The following table sets forth the composition of OSI's investment portfolio at the dates indicated.

                                   June 30,                                 September 30,
                            --------------------- -----------------------------------------------------------------
                                    1994                  1993                   1992                  1991
                            --------------------- --------------------- --------------------- ---------------------
                            Book Value % of Total Book Value % of Total Book Value % of Total Book Value % of Total
                            ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                                              (Dollars in Thousands)
Investment Securities:
  U.S. Government securities.  $ 7,559      66.64%   $ 7,105      62.50%   $ 6,098      71.40%   $ 4,609      66.86%
  Federal agency obligations.    2,412      21.26      2,890      25.42      1,070      12.53      1,000      14.50
  Collaterialized mortgage
   obligations. . . . . . . .    1,984      14.89         --         --         --         --         --         --
                               -------     ------    -------     ------     ------     ------    -------     ------

     Subtotal . . . . . . . .   11,955      89.70      9,995      87.92      7,168      83.93      5,609      81.36
FHLB stock. . . . . . . . . .    1,373      12.10      1,373      12.08      1,373      16.07      1,285      18.64
                               -------     ------    -------     ------     ------     ------    -------     ------
     Total investment
      securities and
      FHLB stock. . . . . . .  $13,328     100.00%   $11,368     100.00%    $8,541     100.00%   $ 6,894     100.00%
                               =======     ======    =======     ======     ======     ======    =======     ======

Average remaining life of
 investment securities. . . .  1.26 Years            2.77 Years             3.34 Years           1.84 Years

Other Interest-Earning Assets:
  Interest-bearing deposits
   with Bank. . . . . . . . .  $ 1,089     100.00%   $ 1,386     100.00%   $  396      100.00%   $  891      100.00%
                               -------     ------    -------     ------    ------      ------    ------      ------
     Total. . . . . . . . . .  $ 1,089     100.00%   $ 1,386     100.00%   $  396      100.00%   $  891      100.00%
                               =======     ======    =======     ======    ======      ======    ======      ======

Average remaining life or
 term repricing of investment
 securities and other
 interest-earning assets,
 excluding FHLB stock . . . .  1.29 Years            1.44 Years            1.71 Years            1.41 Years

     The composition and contractual maturities of the investment securities portfolio, excluding FHLB Stock and collateralized mortgage obligations, are indicated in the following table.

                                                                         June 30, 1994
                                           ------------------------------------------------------------------------
                                           Less Than     1 to 5      5 to 10      Over        Total Investment
                                             1 Year      Years       Years      10 Years         Securities
                                           ----------  ----------  ----------  ----------        ----------
                                           Book Value  Book Value  Book Value  Book Value  Book Value  Market Value
                                           ----------  ----------  ----------  ----------  ----------  ------------
                                                                      (Dollars in Thousands)
U.S. Government securities . . . . . . . .   $3,009      $4,550        $---         $---      $7,559       $7,546
Federal agency obligations . . . . . . . .      ---       1,856         556          ---       2,412        2,349
                                             ------      ------        ----         ----      ------       ------

Total investment securities. . . . . . . .   $3,009      $6,406        $556         $---      $9,971       $9,895
                                             ======      ======        ====         ====      ======       ======

Weighted average yield . . . . . . . . . .     4.21%       5.27%       4.12%         ---%       4.89%        4.91%

     OSI's investment securities portfolio at June 30, 1994 contained neither tax-exempt securities nor securities of any issuer with an aggregate book value in excess of 10% of OSI's retained earnings, excluding securities issued by the United States Government, or its agencies.

     OSI's investment securities portfolio is managed in accordance with a written investment policy adopted by the Board of Directors acting as an Investment Committee. Investments may be made by President Buchanan or Chief Financial Officer Griffith. At June 30, 1994, OSI held no investments for trading purposes.

     The OTS has issued guidelines regarding management oversight and accounting treatment for securities, including investment securities, loans, mortgage-backed and related securities and derivative securities. The guidelines require thrift institutions to reduce the carrying value of securities to the lesser of cost or market value unless it can be demonstrated that a class of securities is intended to be held to maturity. As of June 30, 1994 OSI held $5.9 million and $11.3 million, respectively, of principal amount of mortgage-backed and related securities and investment securities which OSI intends to hold until maturity. As of such date, these securities had a market value of $5.8 million and $11.2 million, respectively.

Sources of Funds

     General. OSI's primary sources of funds are deposits, amortization and prepayment of loan principal (including mortgage-backed securities), sales or maturities of loans, investment securities, mortgage-backed securities and short-term investments, borrowings and funds provided from operations.

     Borrowings, predominantly from the FHLB of Topeka, may be used on a short-term basis to compensate for seasonal reductions in deposits or deposit inflows at less than projected levels, and have been used in the past on a longer-term basis to support lending activities consistent with OSI's asset/liability objectives.

     Deposits. OSI offers a variety of deposit accounts having a wide range of interest rates and terms. OSI's deposits consist of passbook, statement savings, checking, NOW accounts and money market and certificate accounts. OSI relies primarily on advertising, competitive pricing policies and customer service to attract and retain these deposits. OSI solicits deposits from its primary market area only, and does not use brokers to obtain deposits.

     The flow of deposits is influenced significantly by general economic conditions, changes in money market and prevailing interest rates and competition. Management believes that customers continue to place a value on federal insurance on deposit accounts and that, to the extent OSI maintains competitive rates, it will be able to maintain its deposit and liquidity levels. OSI manages the pricing of its deposits in keeping with its asset/liability management and profitability objectives.

     Based on its experience, OSI believes that its passbook, statement savings, checking, NOW and non-interest-bearing checking accounts are relatively stable sources of deposits. However, the ability of OSI to attract and maintain certificates of deposit, and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions.

     The following table sets forth the savings flows of OSI during the periods indicated.


                               Nine Months
                                  Ended
                                 June 30,          Year Ended September 30,
                                              --------------------------------
                                  1994          1993        1992        1991
                              ------------    --------    --------    --------
                                             (Dollars in Thousands)
Opening balance . . . . . . .   $ 89,222      $ 97,208    $103,181    $113,669

Deposits. . . . . . . . . . .     67,749       221,089      73,394     105,691
Withdrawals . . . . . . . . .    (70,299)     (231,585)    (83,091)   (121,739)
Interest credited . . . . . .      1,891         2,510       3,724       5,560
                                --------      --------    --------    --------

Ending balance. . . . . . . .   $ 88,563      $ 89,222    $ 97,208    $103,181
                                ========      ========    ========    ========

  Net increase (decrease) . .   $   (659)     $ (7,986)   $ (5,973)   $(10,488)
                                ========      ========    ========    ========

Percent increase (decrease) .       (.74)%       (8.22)%     (5.79)%     (9.23)%
                                    ====         =====       =====       =====

     The following table sets forth the dollar amount of savings deposits in the various types of deposit programs offered by OSI for the periods indicated.

                                         Nine Months Ended
                                              June 30,                     Year Ended September 30,
                                                           -------------------------------------------------------
                                                1994              1993               1992               1991
                                        ------------------ -----------------  -----------------  -----------------
                                                 Percent            Percent            Percent            Percent
                                         Amount  of Total   Amount  of Total   Amount  of Total   Amount  of Total
                                        -------- --------- -------- --------  -------- --------  -------- --------
                                                                  (Dollars in Thousands)

Transactions and Savings Deposits:
- ---------------------------------
Non-interest bearing accounts . . . . . $ 1,216     1.37%   $ 1,036    1.16%  $   839     0.86%  $  1,029     1.00%
Passbook and Statement Savings
 Accounts 3.25% . . . . . . . . . . . .   6,963      7.86     6,012    6.72     5,979     6.13      4,080     3.95
NOW Accounts 2.75%  . . . . . . . . . .   6,894      7.78     6,518    7.28     5,301     5.44      4,908     4.75
Money Market Accounts 3.25% . . . . . .   8,667      9.79     8,886    9.93     9,078     9.31     10,401    10.08
                                        -------    ------   -------  ------   -------   ------   --------   ------

Total Non-Certificates. . . . . . . . .  23,740     26.80    22,452   25.09    21,197    21.74     20,418    19.78
                                        -------    ------   -------  ------   -------   ------   --------   ------

Certificates:
- ------------

 3.00  -  5.99% . . . . . . . . . . . .  62,379     70.42    61,192   68.37    61,823    63.42     21,180    20.52
 6.00  -  7.99% . . . . . . . . . . . .   2,351      2.65     5,148    5.75    12,289    12.61     56,409    54.65
 8.00  -  9.99% . . . . . . . . . . . .      93       .11       430    0.48     1,899     1.95      5,174     5.01
10.00% and over . . . . . . . . . . . .     ---       ---       ---     ---       ---      ---        ---      ---
                                        -------    ------   -------  ------   -------   ------   --------   ------

Total Certificates. . . . . . . . . . .  64,823     73.18    66,770   74.60    76,011    77.98     82,763    80.18
                                        -------    ------   -------  ------   -------   ------   --------   ------
Accrued Interest. . . . . . . . . . . .      18       .02       277    0.31       269     0.28         46     0.04
                                        -------    ------   -------  ------   -------   ------   --------   ------
Total Deposits. . . . . . . . . . . . . $88,581    100.00%  $89,499  100.00%  $97,477   100.00%  $103,227   100.00%
                                        =======    ======   =======  ======   =======   ======   ========   ======

     The following table shows rate and maturity information for OSI's certificates of deposit as of June 30, 1994.

                                                                            Percent
                                   3.00-     6.00-      8.00-                 of
                                   5.99%     7.99%      9.99%     Total      Total
                                 --------  --------   --------  ---------  ---------
                                                    (Dollars in Thousands)

Certificate accounts maturing
in quarter ending            :
- -----------------------------
September 30, 1994 . . . . . .   $18,000    $  548      $ 19     $18,567     28.64%
December 31, 1994. . . . . . .    15,012       142        57      15,211     23.47
March 31, 1995 . . . . . . . .     9,100        39        17       9,156     14.13
June 30, 1995. . . . . . . . .     8,303        35       ---       8,338     12.86
September 30, 1995 . . . . . .     2,126        75       ---       2,201      3.40
December 31, 1995  . . . . . .     2,336        78       ---       2,414      3.72
March 31, 1996 . . . . . . . .     1,180       227       ---       1,407      2.17
June 30, 1996. . . . . . . . .     1,464       331       ---       1,795      2.77
September 30, 1996 . . . . . .       562       119       ---         681      1.05
December 31, 1996. . . . . . .       404       ---       ---         404       .62
March 31, 1997 . . . . . . . .       361       266       ---         627       .97
June 30, 1997. . . . . . . . .       580       486       ---       1,066      1.64
Thereafter . . . . . . . . . .     2,951         5       ---       2,956      4.56
                                 -------    ------     -----     -------    ------
   Total . . . . . . . . . . .   $62,379    $2,351     $  93     $64,823    100.00%
                                 =======    ======     =====     =======    ======

   Percent of total. . . . . .     96.23%     3.63%      .14%
                                   =====     =====      ====

     The following table indicates the amount of OSI's certificates of deposit by time remaining until maturity as of June 30, 1994.

                                                                       Maturity
                                                    --------------------------------------------
                                                                   Over      Over
                                                     3 Months     3 to 6    6 to 12      Over
                                                     or Less      Months    Months     12 months      Total
                                                    ----------    ------    -------    ---------    ---------
                                                                        (In Thousands)
Certificates of deposit less than $100,000. . . . .  $16,636     $14,503    $16,256     $12,851      $60,246

Certificates of deposit of $100,000 or more . . . .    1,931         708      1,238         700        4,577
                                                     -------     -------    -------     -------      -------

Total certificates of deposit . . . . . . . . . . .  $18,567     $15,211    $17,494     $13,551      $64,823
                                                     =======     =======    =======     =======      =======


     Borrowings. Although deposits are OSI's primary source of funds, OSI's policy has been to utilize borrowings when they are a less costly source of funds or can be invested at a positive rate of return. In addition, OSI has relied upon selected borrowings for short-term liquidity needs.

      OSI may obtain advances from the FHLB of Topeka upon the security of its capital stock of the FHLB of Topeka and certain of its mortgage loans. Such advances may be made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. At June 30, 1994 OSI had $246,000 of borrowings (as compared to an initial amount borrowed of $287,000) outstanding related to its Employee Stock Ownership Plan at a weighted average interest rate of 7.36%. At June 30, 1994, the interest rate was 8.25%. OSI has had no outstanding FHLB advances or other borrowings since 1989.











                               FOURTH FINANCIAL CORPORATION,
                OKLAHOMA SAVINGS, INC., BLACKWELL SECURITY BANCSHARES, INC.
                 AND STANDARD BANCORPORATION, INC. (Pending Acquisitions)



     The following unaudited pro forma condensed consolidated statement of condition as of June 30, 1994 combines the amounts shown in the historical consolidated statements of condition of Fourth Financial, and OSI, as reflected in the unaudited pro forma condensed consolidated statement of condition (see "Pro Forma Financial Statements") with the historical consolidated statements of condition of the following companies, all as of June 30, 1994:

  Blackwell Security Bancshares, Inc. ("BSB")*    Purchase Transaction
  Standard Bancorporation, Inc. ("SBI")*          Pooling Transaction


* Financial statements are not presented separately herein.

     The pro forma condensed consolidated statement of condition is not necessarily indicative of the combined financial position as it may be in the future or as it might have been had the acquisitions been consummated on June 30, 1994. The following notes describe the assumptions used in this pro forma condensed consolidated statement of condition. The pro forma condensed consolidated statement of condition should be read in conjunction with the other pro forma and historical financial statements and notes thereto appearing elsewhere herein.





                           PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF CONDITION
                                                 June 30, 1994
                                                  (Unaudited)
                             (Dollars in thousands, except per share amounts)


                                                Combined
                                               Pro Forma
                                            Fourth Financial                                Pro Forma
                                                                                     ----------------------
                                                 and OSI         SBI        BSB         Adj.      Combined
                                            ----------------  ---------  ----------  ---------- -----------
  ASSETS:
       Cash and due from banks..............$       397,673   $  2,526   $   1,524   $    (15)D $   401,708
       Interest-bearing deposits
         in other financial institutions....          2,918         -           -          -          2,918
       Investment securities................      3,292,177     23,964      20,380         12 C   3,336,533
       Trading account securities...........          1,833         -           -          -          1,833
       Federal funds sold and
         securities purchased under
         agreements to resell...............         16,944      1,700       3,543     (3,091)B      10,496
                                                                                       (8,600)C
       Loans and leases.....................      3,692,144     49,601      23,603         -      3,765,348
       Allowance for credit losses..........        (74,413)      (603)       (499)        -        (75,515)
                                            ----------------  ---------  ----------  ---------- -----------
           Net loans and leases.............      3,617,731     48,998      23,104         -      3,689,833
       Bank premises and
           equipment........................        156,371      2,643         597         -        159,611
       Income receivable and
         other assets.......................        147,803        722         958      1,073 C     150,556
       Intangible assets, net...............        113,583         -           -       1,690 C     115,273
                                            ----------------  ---------  ----------  ---------- -----------
              Total assets..................$     7,747,033   $ 80,553   $  50,106   $ (8,931)  $ 7,868,761
                                            ================  =========  ==========  ========== ===========
  LIABILITIES AND
    STOCKHOLDERS' EQUITY:
       Deposits.............................$     5,811,855   $ 73,362   $  43,305   $    (15)D $ 5,928,507
       Other borrowings.....................      1,213,334         -           -          -      1,213,334
       Accrued interest, taxes, and
         other liabilities..................        108,436        420         203        (14)B     109,818
                                                                                          773 C
       Long-term debt.......................          9,532      3,077          -      (3,077)B       9,532
                                            ----------------  ---------  ----------  ---------- -----------
               Total liabilities............      7,143,157     76,859      43,508     (2,333)    7,261,191
                                            ----------------  ---------  ----------  ---------- -----------
       STOCKHOLDERS' EQUITY:
       Preferred stock......................        100,000        585          -        (585)A     100,000
       Common stock.........................        136,088          2         217      1,570 A     137,663
                                                                     3                   (217)C
       Capital surplus......................        107,576      1,360       1,428       (985)A     107,951
                                                                                       (1,428)C
       Retained earnings....................        266,659      1,891       5,149     (5,149)C     268,550
       Less: Stock option loans and
            ESOP loans......................         (2,082)        -           -          -         (2,082)
       Less: Treasury stock.................                        -           -          -             -
       Unrealized gains on
            available-for-sale securities...         (4,365)      (147)       (196)       196 C      (4,512)
                                            ----------------  ---------  ----------  ---------- -----------
              Total stockholders' equity....        603,876      3,694       6,598     (6,598)      607,570
                                            ----------------  ---------  ----------  ---------- -----------
                   Total liabilities and
                     stockholders' equity...$     7,747,033   $ 80,553   $  50,106   $ (8,931)  $ 7,868,761
                                            ================  =========  ==========  ========== ===========

       Book value per share
           of common stock..................         $18.51                                          $18.44
                                                     ======                                          ======
       Risk-based capital ratios:
          Tier I (regulatory minimum 4%)....          10.93 %                                         10.79
          Total (regulatory minimum 8%).....          12.18                                           12.04
        Leverage capital ratio (regulatory
           minimum 3%)......................           7.00                                            6.91







     Pro forma adjustments and notes to the condensed consolidated statement of condition are as follows:



     (A)        To record the issuance of 315,000 shares of Fourth Financial
                stock in exchange for all of the 11,310    shares of
                Standard Bancorporation, Inc. in a transaction accounted for as a pooling of interests.

     (B) To record Fourth Financial's repayment of debt and accrued interest of Standard Bancorporation, Inc.

     (C)        To record the purchase of BSB, eliminate equity accounts,
                and reflect the purchase method of accounting:
                  Investment securities. . . . . . . . . . . . . . . . .     12
                  Income receivable and other assets . . . . . . . . . .  1,073
                  Accrued interest, taxes and other liabilities . . . 773 Intangible assets (cost in excess of net
                  assets acquired) . . . . . . . . . . . . . . . . . .    1,690

     (D)        To eliminate intercompany balances (dollars in thousands):
                  Cash and due from banks/deposits . . . . . . . . . . .     15


           The purchase price has been allocated to the identifiable assets and liabilities acquired based upon the estimate of their fair values with the excess allocated to cost in excess of net assets acquired. As required by Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes," deferred taxes have been recorded for the difference between the tax basis and book basis of the net assets at an effective rate of 39%.

           Cost in excess of net assets acquired is being amortized on the straight-line method over 20 years.


     Pro forma book value per share of common stock is based on the 26,845,241 shares issued and outstanding of common stock of Fourth Financial at June 30, 1994, the 372,262 shares anticipated to be issued in the pending OSI acquisition, and the 11,310 shares anticipated to be issued in the pending SBI acquisition.




                               FOURTH FINANCIAL CORPORATION,
                            EQUITY BANK FOR SAVINGS, F.A., AND
                 EMPRISE BANK, NATIONAL ASSOCIATION (Recent Acquisitions),
              AND OKLAHOMA SAVINGS, INC., BLACKWELL SECURITY BANCSHARES, INC.,
                  AND STANDARD BANCORPORATION, INC. (Pending Acquisitions)



     The following unaudited pro forma condensed consolidated statements of income for the six months ended June 30, 1994 and 1993 and for the year ended December 31, 1993 combine (1) the amounts shown in the historical consolidated statements of income of Fourth Financial which have been restated for pooling-of-interest transactions prior to June 30, 1994, (2) the amounts shown in the historical consolidated statements of income of Equity (acquired May 26, 1994 and not presented separately herein), (3) the amounts shown in the historical consolidated statements of income of Emprise (acquired May 31, 1994 and not presented separately herein), and (4) the amounts shown in the historical consolidated statements of income of OSI as reflected in the unaudited pro forma condensed consolidated statements of income (see "Pro Forma Financial Statements") with (5) the amounts shown in the historical consolidated statements of income of the following companies:

   Blackwell Security Bancshares, Inc. ("BSB")*    Purchase Transaction
   Standard Bancorporation, Inc. ("SBI")*          Pooling Transaction


* Financial statements are not presented separately herein.

    The historical financial statements of OSI used in these pro forma condensed consolidated statements of income reflect its September 30 year end. The historical financial statements of Fourth Financial, Equity, Emprise, BSB, and SBI all reflect year ends of December 31.

    The combination of BSB is based on the purchase method of accounting assuming, for pro forma purposes only, that the acquisition had been consummated at January 1, 1993. Historical financial statements will not be restated to reflect the purchase acquisitions since operations will only be included from the date of acquisition. The combination of SBI is based on the pooling-of-interests method of accounting. The pro forma results for the year ended December 31, 1993 and six months ended June 30, 1994 and 1993 are not necessarily indicative of the results as they may be in the future. The pro forma condensed consolidated statements of income should be read in conjunction with the other pro forma and historical financial statements and notes thereto appearing elsewhere herein.




                      PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                           (Unaudited)
                            (In thousands, except per share amounts)

                                                     Six Months Ended      Year Ended
                                                         June 30,         December 31,
                                                  --------------------    ------------
                                                     1994       1993         1993
                                                  ---------- ----------   ----------
       Interest income:
            Interest and fees on loans..........  $ 155,859  $ 149,606    $ 304,945
            Interest on short-term investments..        823      1,804        2,625
            Interest and dividends
              on investment securities..........     92,818     95,229      195,057
            Interest and dividends on trading
              account securities................         54         66          135
                                                  ---------- ----------   ----------
                 Total interest income..........    249,554    246,705      502,762
                                                  ---------- ----------   ----------

       Interest expense:
            Interest on deposits................     82,392     92,503      183,000
            Interest on other borrowings........     19,270      9,330       24,153
            Interest on long-term debt..........        783      1,375        2,453
                                                  ---------- ----------   ----------
                 Total interest expense.........    102,445    103,208      209,606
                                                  ---------- ----------   ----------

       Net interest income......................    147,109    143,497      293,156
       Provision for credit losses..............        991      7,323        9,333
                                                  ---------- ----------   ----------
       Net interest income after provision
         for credit losses......................    146,118    136,174      283,823
       Non-interest income......................     57,832     53,497      110,044
       Non-interest expense.....................    142,250    150,152      301,458
                                                  ---------- ----------   ----------
       Income before income taxes,
         minority interest and cumulative
         change in accounting principle.........     61,700     39,519       92,409
            Income taxes........................     20,776      9,336       22,404
                                                  ---------- ----------   ----------
       Income before minority interest and
         cumulative change in accounting
         principle..............................     40,924     30,183       70,005
       Minority interest........................        -          -           (355)
                                                  ---------- ----------   ----------
       Income before cumulative change in
         accounting principle...................  $  40,924  $  30,183    $  69,650
                                                  ========== ==========   ==========
       Income before cumulative change in
          accounting principle applicable to
          common and common-equivalent shares..  $   37,424  $  26,683    $  62,650
                                                  ========== ==========   ==========

       Earnings before cumulative change
          in accounting principle per
          common share:
           Primary..............................     $ 1.37     $ 1.01       $ 2.35
                                                  ========== ==========   ==========
           Fully diluted........................     $ 1.33     $ 0.99       $ 2.27
                                                  ========== ==========   ==========





                     PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                Six Months Ended June 30, 1994
                                         (Unaudited)
                          (In thousands, except per share amounts)


                                        Combined
                                        Pro Forma
                                     Fourth Financial,
                                      Equity, Emprise                          Pro Forma
                                                                           -------------------
                                          and OSI       SBI        BSB       Adj.    Combined
                                        ----------   ---------  ---------  -------  ----------
  Interest income:
       Interest and fees on loans....   $ 152,634    $  2,115   $  1,110   $   -    $ 155,859
       Interest on short-term
         investments.................         829          59         76     (141)B       823
       Interest and dividends
         on investment securities....      91,629         601        547       41 A    92,818
       Interest and dividends on
         trading account securities..          54          -          -        -           54
                                        ----------   ---------  ---------  -------  ----------
           Total interest income.....     245,146       2,775      1,733     (100)    249,554
                                        ----------   ---------  ---------  -------  ----------
  Interest expense:
       Interest on deposits..........      80,861         891        640       -       82,392
       Interest on other borrowings..      19,270           0          0       -       19,270
       Interest on long-term debt...          692          91         -        -          783
                                        ----------   ---------  ---------  -------  ----------
           Total interest expense....     100,823         982        640       -      102,445
                                        ----------   ---------  ---------  -------  ----------
  Net interest income................     144,323       1,793      1,093     (100)    147,109
  Provision for credit losses........         938          56         (3)      -          991
                                        ----------   ---------  ---------  -------  ----------
  Net interest income after
    provision for credit losses......     143,385       1,737      1,096     (100)    146,118
  Non-interest income................      57,331         310        191       -       57,832
  Non-interest expense...............     139,807       1,614        717      112 A   142,250
                                        ----------   ---------  ---------  -------  ----------
  Income before income taxes
    and cumulative change in
    accounting principle.............      60,909         433        570     (212)     61,700
       Income taxes .................      20,559         110        173      (11)A    20,776
                                                                              (55)B
                                        ----------   ---------  ---------  -------  ----------
  Income before cumulative change
    in accounting principle..........   $  40,350    $    323   $    397   $ (146)  $  40,924
                                        ==========   =========  =========  =======  ==========
  Income before cumulative
    change in accounting principle
    applicable to common and
    common-equivalent shares.........   $  36,850                                   $  37,424
                                        ==========                                  ==========

  Earnings before cumulative
    change in accounting principle
    per common share:
      Primary........................       $1.36                                       $1.37
                                            =====                                       =====
      Fully diluted..................       $1.32                                       $1.33
                                            =====                                       =====





                      PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                   Six Months Ended June 30, 1993
                                            (Unaudited)
                              (In thousands, except per share amounts)


                                          Combined
                                         Pro Forma
                                     Fourth Financial
                                      Equity, Emprise                          Pro Forma
                                                                           -------------------
                                          and OSI       SBI        BSB       Adj.    Combined
                                         ----------  ---------  ---------  -------  ----------
  Interest income:
       Interest and fees on loans....    $ 146,430   $  2,011   $  1,165   $   -    $ 149,606
       Interest on short-term
         investments.................        1,827         47         55     (125)B     1,804
       Interest and dividends
         on investment securities....       93,870        763        557       39 A    95,229
       Interest and dividends on
         trading account securities..           66         -          -        -           66
                                         ----------  ---------  ---------  -------  ----------
           Total interest income.....      242,193      2,821      1,777      (86)    246,705
                                         ----------  ---------  ---------  -------  ----------
  Interest expense:
       Interest on deposits..........       90,933        888        682       -       92,503
       Interest on other borrowings..        9,330         -          -        -        9,330
       Interest on long-term debt...         1,283         92         -        -        1,375
                                         ----------  ---------  ---------  -------  ----------
           Total interest expense....      101,546        980        682       -      103,208
                                         ----------  ---------  ---------  -------  ----------
  Net interest income................      140,647      1,841      1,095      (86)    143,497
  Provision for credit losses........        7,270         48          5       -        7,323
                                         ----------  ---------  ---------  -------  ----------
  Net interest income after
    provision for credit losses......      133,377      1,793      1,090      (86)    136,174
  Non-interest income................       52,934        301        262       -       53,497
  Non-interest expense...............      147,598      1,628        814      112 A   150,152
                                         ----------  ---------  ---------  -------  ----------
  Income before income taxes
    and cumulative change in
    accounting principle.............       38,713        466        538     (198)     39,519
       Income taxes .................        9,064        137        196      (12)A     9,336
                                                                              (49)B
  Income before cumulative change
                                         ----------  ---------  ---------  -------  ----------
    in accounting principle..........    $  29,649   $    329   $    342   $ (137)  $  30,183
                                         ==========  =========  =========  =======  ==========
  Income before cumulative
    change in accounting principle
    applicable to common and
    common-equivalent shares.........    $  26,149                                  $  26,683
                                         ==========                                 ==========
  Earnings before cumulative
     change in accounting principle
     per common share:
      Primary........................        $1.00                                      $1.01
                                             =====                                      =====
      Fully diluted..................        $0.98                                      $0.99
                                             =====                                      =====




                        PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                    Year Ended December 31,1993
                                            (Unaudited)
                            (In thousands, except per share amounts)


                                         Combined
                                         Pro Forma
                                     Fourth Financial,
                                      Equity, Emprise                           Pro Forma
                                                                           -------------------
                                          and OSI       SBI        BSB       Adj.   Combined
                                         ----------  ---------  ---------  -------  ----------
  Interest income:
       Interest and fees on loans....    $ 298,580   $  4,094   $  2,271   $   -    $ 304,945
       Interest on short-term
         investments.................        2,689         83        115     (262)B     2,625
       Interest and dividends
         on investment securities....      192,433      1,375      1,169       80 A   195,057
       Interest and dividends on
         trading account securities..          135         -          -        -          135
                                         ----------  ---------  ---------  -------  ----------
           Total interest income.....      493,837      5,552      3,555     (182)    502,762
                                         ----------  ---------  ---------  -------  ----------
  Interest expense:
       Interest on deposits..........      179,924      1,723      1,353       -      183,000
       Interest on other borrowings..       24,153         -          -        -       24,153
       Interest on long-term debt...         2,273        180         -        -        2,453
                                         ----------  ---------  ---------  -------  ----------
           Total interest expense....      206,350      1,903      1,353       -      209,606
                                         ----------  ---------  ---------  -------  ----------
  Net interest income................      287,487      3,649      2,202     (182)    293,156
  Provision for credit losses........        9,251         72         10       -        9,333
                                         ----------  ---------  ---------  -------  ----------
  Net interest income after
    provision for credit losses......      278,236      3,577      2,192     (182)    283,823
  Non-interest income................      108,767        754        523       -      110,044
  Non-interest expense...............      296,369      3,209      1,656      224 A   301,458
                                         ----------  ---------  ---------  -------  ----------
  Income before income taxes,
    minority interest and cumulative
    change in accounting principle...       90,634      1,122      1,059     (406)     92,409
       Income taxes .................       21,885        304        340     (102)B    22,404
                                                                              (23)A
                                         ----------  ---------  ---------  -------  ----------
  Income before minority interest
    and cumulative change in
    accounting principle.............       68,749        818        719     (281)     70,005
  Minority interest..................         (355)        -          -        -         (355)
                                         ----------  ---------  ---------  -------  ----------
  Income before cumulative change
    in accounting principle..........    $  68,394   $    818   $    719   $ (281)  $  69,650
                                         ==========  =========  =========  =======  ==========
  Income before cumulative
    change in accounting principle
    applicable to common and
    common-equivalent shares.........    $  61,394                                  $  62,650
                                         ==========                                 ==========
  Earnings before cumulative change
     in accounting principle per
     common share:
      Primary........................        $2.33                                      $2.35
                                             =====                                      =====
      Fully diluted..................        $2.25                                      $2.27
                                             =====                                      =====





     Pro forma adjustments and notes to the condensed consolidated statements of income are as follows:

                                                                              Six Months Ended                    Year Ended
                                                                                   June 30,                      December 31,
                                                                           ----------------------               --------------
                                                                               1994       1993                        1993
                                                                             --------   --------                    --------

                                                                                              (In thousands)
(A)           To reflect adjustments resulting from the purchase
              method of accounting for BSB:
                Interest and dividends on investment securities . . . . .        (41)      (39)                         (80)

                Noninterest expense:
                  Cost in excess of net assets acquired amortization              42        42                           84

                  Covenant not to compete amortization. . . . . . . . . .         70        70                          140
                                                                                ----      ----                         ----

                  Total effect on noninterest expense . . . . . . . . . .        112       112                          224

                Income taxes. . . . . . . . . . . . . . . . . . . . . . .        (11)      (12)                         (23)

(B)           To reflect the foregone interest income on short-term
              investments converted to cash and used for the
              purchase of BSB and the related income tax effects:
                Interest on short-term investments. . . . . . . . . . . .        141       125                          262
                Income taxes. . . . . . . . . . . . . . . . . . . . . . .        (55)      (49)                        (102)



              Pro forma earnings per common share are based on the following weighted average number of shares outstanding:

                                                                              Six Months Ended                    Year Ended
                                                                                   June  30,                     December 31,
                                                                           -----------------------              --------------
                                                                             1994           1993                     1993
                                                                           --------       --------                 --------

              Primary . . . . . . . . . . . . . . . . . . . . . . .      27,407,591      26,542,501                26,656,345
              Fully diluted . . . . . . . . . . . . . . . . . . . .      30,855,866      30,610,110                30,687,059


     Primary earnings per common share were computed by dividing net income applicable to common and common-equivalent shares by the weighted average common and common-equivalent shares outstanding during the period. Fully diluted earnings per common share were computed by adjusting net income for interest expense (net of income taxes) associated with convertible debt. The adjusted net income was then divided by the weighted average of common and common-equivalent shares outstanding plus the number of shares which would have been outstanding during the year had convertible securities been converted in accordance with their respective governing instruments. Note 17 to the Fourth Financial 1993 Consolidated Financial Statements more fully describes Fourth Financial's common stock equivalents and convertible securities.

The adjustment of net income for convertible debt interest expense (net of income taxes) was as follows:


                                                                              Six Months Ended                    Year Ended
                                                                                   June  30,                     December 31,
                                                                           -----------------------
                                                                             1994           1993                     1993
                                                                           --------       --------                 --------


     Interest expense adjustment. . . . . . . . . . . . . . . . . .             --           4                          4










                         ANNEX I



          AGREEMENT AND PLAN OF REORGANIZATION




                         between



               FOURTH FINANCIAL CORPORATION,


                             and


                   OKLAHOMA SAVINGS, INC.,




















                 Dated as of July 21, 1994
                as Amended November 8, 1994



                      TABLE OF CONTENTS




                                                    Page No.
                                                    -------

ARTICLE I.          Definitions. . . . . . . . . . . . . . . . .2
 Section 1.1        Definitions. . . . . . . . . . . . . . . . .2
 Section 1.2        Accounting Terms . . . . . . . . . . . . . .8
 Section 1.3        Use of Defined Terms . . . . . . . . . . . .8

ARTICLE II.         Plan of Reorganization . . . . . . . . . . .8
 Section 2.1        Tax-Free Reorganizations . . . . . . . . . .8
 Section 2.2        Agreements of Fourth . . . . . . . . . . . .9
 Section 2.3        Agreements of OSI and the Bank . . . . . . 12
 Section 2.4        The Mergers. . . . . . . . . . . . . . . . 17
 Section 2.5        Conversion and Exchange of Shares. . . . . 18
 Section 2.6        Advance Preparations for Bank Merger . . . 20
 Section 2.7        Negative Covenants . . . . . . . . . . . . 20

ARTICLE III.        Representations and Warranties . . . . . . 21
 Section 3.1        Representations and Warranties of OSI. . . 21
 Section 3.2        Representations and Warranties of Fourth . 31

ARTICLE IV.         Securities Laws Matters. . . . . . . . . . 35
 Section 4.1        Registration Statement and Proxy Statement 35
 Section 4.2        State Securities Laws. . . . . . . . . . . 36
 Section 4.3        Affiliates . . . . . . . . . . . . . . . . 36
 Section 4.4        Affiliates' Agreements . . . . . . . . . . 37

ARTICLE V.          Closing Conditions . . . . . . . . . . . . 37
 Section 5.1        Conditions to Obligations of Fourth and
                    BANK IV Oklahoma . . . . . . . . . . . . . 37
 Section 5.2        Conditions to Obligations of OSI and the
                    Bank . . . . . . . . . . . . . . . . . . . 40

ARTICLE VI.         Effective Time . . . . . . . . . . . . . . 41

ARTICLE VII.        Termination of Agreement . . . . . . . . . 42
 Section 7.1        Mutual Consent; Absence of Stockholder
                    Approval; Termination Date . . . . . . . . 42
 Section 7.2        Election by Fourth . . . . . . . . . . . . 42
 Section 7.3        Election by OSI. . . . . . . . . . . . . . 42
 Section 7.4        Effect of Termination. . . . . . . . . . . 43

ARTICLE VIII.       Miscellaneous. . . . . . . . . . . . . . . 43
 Section 8.1        Nonsurvival of Representations, Warranties,
                    and Agreements . . . . . . . . . . . . . . 43
 Section 8.2        Expenses . . . . . . . . . . . . . . . . . 44
 Section 8.3        Notices. . . . . . . . . . . . . . . . . . 44
 Section 8.4        Time . . . . . . . . . . . . . . . . . . . 44
 Section 8.5        Law Governing. . . . . . . . . . . . . . . 44
 Section 8.6        Entire Agreement; Amendment. . . . . . . . 44
 Section 8.7        Press Releases . . . . . . . . . . . . . . 45
 Section 8.8        Severability . . . . . . . . . . . . . . . 45
 Section 8.9        Successors and Assigns . . . . . . . . . . 45
 Section 8.10       Cover, Table of Contents, and Headings . . 45
 Section 8.11       Counterparts . . . . . . . . . . . . . . . 45


                          EXHIBITS


Exhibit "A"         Form of BANK IV Oklahoma Merger Agreement

Exhibit "B"         Form of Fourth Merger Agreement

Exhibit "C"         Form of Silver, Freedman and Taff and Ellis &
                    Morgan legal opinions [Omitted]

Exhibit "D"         Form of Foulston & Siefkin legal opinion
                    [Omitted]

Exhibit "E"         Form of Affiliate's Agreement
                    [Omitted]





            AGREEMENT AND PLAN OF REORGANIZATION
                     (as amended)




     AGREEMENT AND PLAN OF REORGANIZATION, dated as of July 21,
1994, between FOURTH FINANCIAL CORPORATION, a Kansas corporation
("Fourth"), and OKLAHOMA SAVINGS, INC., a Delaware corporation
("OSI"), as amended November 8, 1994.



     W I T N E S S E T H:  That,
     --------------------

     WHEREAS, the Boards of Directors of Fourth and OSI have approved, and deem it advisable and in the best interests of their respective stockholders to consummate the business combination transaction provided for herein; and


     WHEREAS, Fourth and OSI desire to make certain representations, warranties, and agreements in connection with the transaction contemplated hereby and also to prescribe various conditions to consummating such transaction; and


     WHEREAS, for Federal income tax purposes, it is intended that the merger contemplated by this agreement shall qualify as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended;


     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth herein, the parties hereto agree as follows:


                            ARTICLE I

                           DEFINITIONS

     1.1. Definitions. The following terms as used in this Agreement shall have the following meanings unless the context otherwise requires:


     "Affiliate" has the same meaning as in Rules 145 and 405 adopted under the Securities Act by the SEC, as the same may be amended from time to time.


     "Agreement" refers to this Agreement and Plan of Reorganization and all amendments hereto.


     "Bank" means Stillwater Federal Savings Bank, a federal savings bank.


     "Bank Stock" means the common stock of the Bank, par value
$.01 per share.


     "BANK IV Oklahoma" means BANK IV Oklahoma, National
Association, a national banking association.


     "Bank Merger" means the merger of the Bank into BANK IV
Oklahoma pursuant to the Bank Merger Agreement.


     "Bank Merger Agreement" means the Agreement to Merge, substantially in the form of Exhibit "A" hereto, pursuant to which the Bank Merger will be effected.


     "Bank Holding Company Act" means the federal Bank Holding Company Act of 1956, as amended (12 U.S.C. Section 1841 et seq.), or any successor federal statute, and the rules and regulations of the Board promulgated thereunder, all as the same may be in effect at the time.


     "Best Efforts" does not include those actions which are not commercially reasonable under the circumstances.


     "Board" means the Board of Governors of the Federal Reserve
System or any successor governmental entity which may be granted powers currently exercised by the Board of Governors.


     "Closing" means the consummation of the Mergers as provided in this Agreement.


     "Closing Price" means the closing price of Fourth Stock on the trading day two trading days prior to the Effective Time as reported in the Southwest Edition of The Wall Street Journal.


     "Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, all as the same may be in effect at the time.


     "Comptroller" means the United States Comptroller of the Currency or any successor governmental agency which may be granted powers currently exercised by the Comptroller of the Currency.


     "Corporations" refers to OSI and the Bank.


     "Disclosure Statement" means the Disclosure Statement prepared by OSI and delivered by it to Fourth prior to the execution and delivery of this Agreement by Fourth.


     "Effective Time" means the date and time on which the Mergers are effective as more fully defined in this Agreement.


     "Environmental, Health, and Safety Liabilities" means any loss, cost, expense, claim, demand, liability, or obligation of whatever kind or otherwise, based upon any Environmental, Health, and Safety Law relating to:

          (i) any environmental, health, or safety matter or conditions, including, but not limited to, on-site or off-site contamination, occupational safety and health, and regulation of chemical substances or products;

          (ii) fines, penalties, judgments, awards, settlements, legal or administrative proceedings, damages, losses, claims, demands, and response, remedial or inspection costs and expenses arising under any Environmental, Health, and Safety Law;

          (iii)  financial responsibility under any Environmental
     Law for cleanup costs or corrective actions, including for any removal, remedial or other response actions, and for any natural resource damage; and

          (iv) any other compliance, corrective, or remedial action required under any Environmental, Health, and Safety Law.


     "Environmental, Health, and Safety Law" means any provision of past or present Law relating to any environmental, health, or safety matters or conditions, Hazardous Materials, pollution, or protection of the environment, including, but not limited to, on-site and off-site contamination, occupational safety and health, and regulation of chemical substances or products, emissions, discharges, release, or threatened release of contaminants, chemicals or industrial, toxic, radioactive, or Hazardous Materials or wastes into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of Hazardous Materials, pollutants, contaminants, chemicals, or industrial, toxic, radioactive, or hazardous substances or wastes.


     "ERISA" means the Employee Retirement Income Security Act of
1974, as amended, and the rules and regulations promulgated thereunder, all as the same may be in effect at the time.


     "ESOP" means the Oklahoma Savings, Inc. Employees Stock
Ownership Plan.


     "Exchange Act" means the federal Securities Exchange Act of
1934, as amended, and the rules and regulations promulgated thereunder, all as the same may be in effect at the time.


     "Federal Deposit Insurance Act" means the Federal Deposit
Insurance Act, as amended, and the rules and regulations promulgated thereunder, all as the same may be in effect at the time.


     "FDIC" means the Federal Deposit Insurance Corporation or any successor agency.


     "Financial Statements" refers to all of the financial statements described in clause g of Section 3.1 of this Agreement.


     "Fourth" means Fourth Financial Corporation, a Kansas corporation and a party to this Agreement.


     "Fourth Merger" means the merger of OSI into Fourth pursuant to the Fourth Merger Agreement.


     "Fourth Merger Agreement" means the Agreement of Merger, substantially in the form of Exhibit "B" hereto, pursuant to which the Fourth Merger will be effected.


     "Fourth SEC Documents" has the meaning contained in Section
3.2.d of this Agreement.


     "Fourth Stock" means the common stock of Fourth, par value $5 per share.


     "GAAP" means generally accepted accounting principles, applied on a consistent basis, set forth in Opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants and/or in statements of the Financial Accounting Standards Board and/or their successors which are applicable in the circumstances in question; and the requisite that such principles be applied on a consistent basis means that the accounting principles observed in a current period are comparable in all material respects to those applied in a preceding period.


     "Hazardous Materials" means and includes: (i) any hazardous substance or toxic material (excluding any lawful product for use in the ordinary course of the Bank's business which contains such substance or material), pollutant, contaminant, toxic material, or hazardous waste as defined in any federal, state, or local environmental Law; (ii) waste oil and petroleum products; and (iii) any asbestos, asbestos-containing material, urea formaldehyde or material which contains it.


     "Law" or "Laws" means all applicable statutes, laws, ordinances, regulations, orders, writs, injunctions, or decrees of the United States of America, any state or commonwealth, or any subdivision thereof, or of any court or governmental department, agency, commission, board, bureau, or other instrumentality.


     "Litigation" means any proceeding, claim, lawsuit, and/or investigation being conducted or, to the best of the knowledge of the person or corporation making the representation, threatened before any court or other tribunal, including, but not limited to, proceedings, claims, lawsuits, and/or investigations, under or pursuant to any occupational safety and health, banking, antitrust, securities, tax, or other Laws, or under or pursuant to any contract, agreement, or other instrument.


     "Merger Agreements" collectively refers to the two merger agreements provided for in this Agreement pursuant to which the two Mergers will be accomplished.


     "Mergers" refers collectively to the Bank Merger and the Fourth Merger.


     "Occupied Properties" means the parcels of real property owned or leased by the Corporations on which one or more of the Corporations conduct or have conducted deposit taking activities, all of which properties are described in Schedule H to the Disclosure Statement under the caption "Bank Occupied Properties".


     "OTS" means the Office of Thrift Supervision of the United
States Department of the Treasury and any successor agency which may be granted powers currently exercised by the Office of Thrift
Supervision.


     "OSI" means Oklahoma Savings, Inc., a Delaware corporation and a party to this Agreement.


     "OSI Stock" means the common stock, par value $.01 per share, of OSI.


     "OSI 1993 10-K" means the Form 10-KSB for the fiscal year ended September 30, 1993 filed by OSI.


     "OSI SEC Documents" has the meaning contained in Section 3.1.r of this Agreement.


     "Permitted Contract" means a contract or agreement, written or oral, between the Bank, on the one hand, and a person other than a customer of the Bank or another financial institution, on the other hand, which (i) was entered into in the ordinary course of business, (ii) may be terminated by Fourth or BANK IV Oklahoma, as the case may be, after the Effective Time on no more than 30 days' prior notice, (iii) provides for a payment of no more than $5,000 in any calendar month by the Bank, and (iv) provides for no payment upon termination in excess of $5,000.


     "Permitted Encumbrances" mean with respect to  any  asset:

          (a)   liens for taxes not past due;

          (b) mechanics' and materialmen's liens for services or materials for which payment is not past due; and

          (c)   minor defects, easements, restrictions,
     encumbrances, and irregularities in title which do not, in the aggregate, materially diminish the value of a property or materially impair the use of a property for the purposes for which it is or may reasonably be expected to be held.


     "Proxy Statement" means the proxy statement to be used in connection with the special stockholders' meeting of OSI to be called for the purpose of considering and voting upon the Mergers.


     "Registration Statement" means the registration statement on Form S-4 to be filed by Fourth with the SEC pursuant to the Securities Act in connection with the registration of the shares of Fourth Stock to be issued in connection with the Fourth Merger.


     "Required Approvals" means the approval, consent, or non-objection, as the case may be, of the Board, the OTS, the Comptroller, and all other governmental or self-governing agencies, boards, departments, and bodies whose approval, consent, or non-action is required in order to consummate the Mergers, and each of them, which approvals, consents, and non-objections shall have become final and nonappealable without any appeal or other form of review having been initiated and as to which all required waiting periods shall have expired.


     "SEC" means the United States Securities and Exchange
Commission or any other governmental entity which may be granted powers currently being exercised by the Securities and Exchange
Commission.


     "Securities Act" means the federal Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations promulgated thereunder, all as the same shall be in effect at the time.


     "Subsidiary" means any corporation fifty percent or more of the common stock or other form of equity of which shall be owned, directly or indirectly, by another corporation.


     1.2. Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with GAAP consistent with that applied in the preparation of the financial statements submitted pursuant to this Agreement, and all financial statements submitted pursuant to this Agreement shall be prepared in all material respects in accordance with such principles.


     1.3. Use of Defined Terms. All terms defined in this Agreement shall have the defined meanings when used in the Merger
Agreements, or any other agreement, document, or certificate made or delivered pursuant to this Agreement, unless otherwise there defined or unless the context otherwise requires.



                         ARTICLE II

                  PLAN OF REORGANIZATION


     2.1. Tax-Free Reorganizations. It is the intention of the parties that the Mergers contemplated by this Agreement and the Merger Agreements shall qualify as tax-free reorganizations under
Section 368(a)(1)(A) of the Code.



     2.2. Agreements of Fourth.


          a. Fourth shall cause BANK IV Oklahoma to execute and deliver the Bank Merger Agreement. Fourth has approved and adopted this Agreement and the Fourth Merger Agreement in accordance with the applicable Laws of the United States of America and the State of Kansas. Fourth shall vote or cause to be voted all of the stock of BANK IV Oklahoma in favor of the approval and adoption of the Bank Merger Agreement. Subject to the terms and conditions contained in this Agreement, upon receipt of all of the Required Approvals, Fourth shall cause BANK IV Oklahoma to perform the Bank Merger Agreement.


          b. Fourth shall cause all necessary action to be taken to authorize the issuance of the number of shares of Fourth
     Stock to be issued in the Fourth Merger and shall reserve such shares for issuance in the Fourth Merger.


          c. Prior to the Effective Time, Fourth, separately and with the other parties hereto, shall use, and cause BANK IV Oklahoma to use, its Best Efforts in good faith to take or cause to be taken as promptly as practicable all such steps as shall be necessary to obtain all of the Required Approvals, and shall do any and all acts and things reasonably deemed by Fourth or the Corporations to be necessary or appropriate in order to cause the Mergers to be consummated on the terms provided herein and in the Merger Agreements as promptly as practicable.


          d. On or prior to the Effective Time, as appropriate for the transactions contemplated hereby, Fourth shall, and shall cause BANK IV Oklahoma to, execute and deliver the Merger Agreements and the other closing documents provided for in this Agreement, shall take all such other actions as are required or desirable to effect the Mergers, and shall utilize their Best Efforts to cause all of the conditions described in
     Section 5.2 of this Agreement to occur and be continuing, and to consummate all of the other transactions contemplated hereby.


          e. Prior to the Effective Time, Fourth shall, to the extent permitted by Law and outstanding confidentiality agreements, give OSI and its counsel and accountants full access, during normal business hours and upon reasonable notice, to its properties, books, and records, and shall furnish OSI during such period with all such information concerning its affairs as OSI may reasonably request. The availability or actual delivery of information about Fourth to OSI shall not affect the covenants, representations, and warranties of Fourth contained in this Agreement; provided, that OSI shall promptly disclose to Fourth any apparent breaches of such covenants, representations, or warranties discovered by it prior to the Effective Time. Except for information disclosed in the Registration Statement or as otherwise required to be disclosed in the course of obtaining governmental approvals, OSI shall treat as confidential all such information in the same manner as OSI treats similar confidential information of its own and, if this Agreement is terminated, OSI shall continue to treat all such information obtained in such investigation and not otherwise known to OSI from a source not known to OSI to be under a confidential relationship with Fourth, or already in the public domain, as confidential and shall return such documents theretofore delivered by Fourth to OSI as Fourth shall request.


          f. With regard to OSI's and Bank's employees who are terminated due to job eliminations within six months of Closing, Fourth shall honor its Acquisition Severance Schedule previously furnished to OSI.


          g. Fourth shall provide directors' and officers' liability insurance coverage for the directors and officers of the Corporations substantially similar to that currently in effect, or continue such insurance, for a period of three years from the Effective Time, which insurance shall provide coverage for acts and omissions occurring on or prior to the Effective Time.


          h. Between the date of this Agreement and the Effective Time of the Mergers, Fourth agrees that Fourth and its Subsidiaries shall not (i) amend any of their articles of incorporation, charters, bylaws or other governing instruments so as to materially adversely affect the rights which the stockholders of OSI who become holders of Fourth Stock pursuant to the Fourth Merger would have had had they acquired the Fourth Stock to be issued pursuant to the Fourth Merger on the date hereof, or (ii) enter into any agreement, understanding or commitment with any other party which would materially interfere with, delay or impede in any material respect consummation of the transactions contemplated hereby.


          i. Fourth shall provide or cause to be provided to all employees of OSI and the Bank who become employees of BANK IV Oklahoma following the consummation of the Mergers the same employee benefits offered to employees of Fourth and its banking Subsidiaries, and to give credit to any and all employees of OSI and the Bank following the consummation of the Mergers for all service with OSI and the Bank prior to the Effective Time in accordance with Paragraph 5C the Fourth Financial Corporation Acquisition Schedule previously delivered to OSI. If the Mergers have not been consummated by December 31, 1994, the Bank may conform its vacation schedule and sick leave policies to those of BANK IV Oklahoma, effective January 1, 1995.


          j. Prior to the filing of any applications with governmental authorities relating to the Required Approvals, Fourth shall provide its proposed filing(s) to OSI and its counsel at least two business days prior to filing for their review and comments.


          k. Immediately following the consummation of the Bank Merger, BANK IV Oklahoma as successor in interest to the Bank will terminate the written employment agreement between the Bank and Beth F. Buchanan dated January 1, 1994 by making a single lump sum payment to Beth F. Buchanan within five days after the Effective Time in an amount equal to 299% of her "base amount" of compensation, as defined in Section 280G
     (b)(3) of the Code. Notwithstanding the foregoing, Beth F. Buchanan's employment will be continued by BANK IV Oklahoma as an "employee at will" but subject to the same rights and entitlements of any other employees of the Bank who continue their service with BANK IV Oklahoma.


          l. At the Effective Time, BANK IV Oklahoma will invite each person who was a member of the Board of Directors of the Bank immediately prior to the Effective Time to become a member of a BANK IV Oklahoma Advisory Board of Directors to serve at the pleasure of BANK IV Oklahoma.



     2.3. Agreements of OSI.
          -------------------

          a. Prior to the consummation of the Mergers, neither of the Corporations shall, except with the prior written consent of Fourth or as otherwise provided in this Agreement or the Merger Agreements:

               (1)  Amend its charter, certificate of
          incorporation, bylaws, or other charter documents, or make any change in its authorized, issued, or outstanding capital stock, grant any stock options or right to acquire shares of any class of its capital stock or any security convertible into any class of capital stock, purchase, redeem, retire, or otherwise acquire any shares of any class of its capital stock or any security convertible into any class of its capital stock, or agree to do any of the foregoing;


               (2) Declare, set aside, or pay any dividend or other distribution in respect of any class of its capital stock except if the Mergers are not consummated by November 15, 1994, OSI may declare and pay a cash dividend per share of OSI Stock equal to the product of
          0.84 multiplied by the per share fourth quarter cash dividend declared by Fourth, and if the Mergers are not consummated by the record date for Fourth's first quarter, 1995, dividend, OSI may declare and pay a further cash dividend per share of OSI Stock equal to the product of 0.84 multiplied by the per share first quarter cash dividend declared by Fourth;


               (3) Adopt, enter into, amend materially or grant any options, restricted stock, or other rights under any employment contract or any bonus, stock option, profit sharing, pension, retirement, incentive, or similar employee benefit program or arrangement or grant any salary or wage increase except (a) normal individual increases in compensation to employees in accordance with established employee procedures of the Corporations, (b) payments in accordance with the Fourth Financial Corporation Acquisition Severance Schedule previously furnished to OSI, (c) normal bonuses on a pro rata basis through closing, (d) increases in the contributions to be made to the ESOP for the current fiscal year in an amount equal to the maximum amount permitted by applicable Law,
          (e) the termination of the ESOP as of the Effective Time, and (f) acceleration of vesting under the Oklahoma Savings, Inc. Recognition and Retention Plan (with respect to Restricted Stock) and stock options issued under the Oklahoma Savings, Inc. 1993 Stock Option and Incentive Plan;

               (4) Incur any indebtedness for borrowed money (except for federal funds, advances from the Federal Home Loan Bank System, repurchase agreements entered into in the ordinary and usual course of business, deposits received by the Bank, endorsement, for collection or deposit, of negotiable instruments received in the ordinary and usual course of business, and issuance of letters of credit by the Bank in the ordinary and usual course of business), assume, guarantee, endorse, or otherwise as an accommodation become liable or responsible for obligations of any other individual, firm, or corporation;

               (5) Pay or incur any obligation or liability, absolute or contingent, other than liabilities incurred in the ordinary and usual course of business of the Corporations;

               (6) Except for transactions in the ordinary and usual course of business of the Bank or for Permitted Encumbrances, mortgage, pledge, or subject to lien or other encumbrance any of its properties or assets;

               (7) Except for transactions in the ordinary and usual course of business of the Bank (including, without limitation, sales of assets acquired by the Bank in the course of collecting loans) and the sale of the Bank's real property located at 1020 North Boomer, Stillwater, Oklahoma, sell or transfer any of its properties or assets or cancel, release, or assign any indebtedness owed to it or any claims held by it;

               (8) Without Fourth's consent, which consent will not be unreasonably withheld, make any investment of a capital nature in excess of $25,000 for any one item or group of similar items either by the purchase of stock or securities (not including bonds or other investment securities purchased in the ordinary and usual course of business by the Bank), contributions to capital, property transfers, or otherwise, or by the purchase of any property or assets of any other individual, firm, or corporation;

               (9) Without Fourth's consent, which consent will not be unreasonably withheld, enter into any material other agreement not in the ordinary and usual course of business;

               (10) Except as described in subparagraph (b) of
          Section 7.3 of this Agreement, merge or consolidate with any other corporation, acquire any stock (except in a fiduciary capacity), solicit any offers for any class of its capital stock or a substantial portion of the assets of any of the Corporations or, except in the ordinary course of business, acquire any assets of any other person, corporation, or other business organization, or enter into any discussions with any person concerning, or agree to do, any of the foregoing; or

               (11) Enter into any transaction or take any voluntary action which would, if effected prior to the Effective Time, constitute a breach of any of the representations, warranties, or covenants contained in this Agreement.


          b. Prior to the Effective Time, OSI shall cause each of the Corporations to conduct its respective business in the ordinary and usual course as heretofore conducted, including maintaining its current policies and procedures regarding the review, approval, and collection of loans; to furnish Fourth with monthly financial statements and management reports; and to use its Best Efforts (1) to preserve its business and business organization intact, (2) to keep available to Fourth and BANK IV Oklahoma the services of its present officers and employees, (3) to preserve the good will of customers and others having business relations with it, (4) to maintain its properties in customary repair, working order, and condition (reasonable wear and tear excepted), (5) to comply with all Laws applicable to it and the conduct of its business, (6) to keep in force at not less than their present limits all existing policies of insurance, (7) to make no material changes in the customary terms and conditions upon which it does business, (8) to duly and timely file all reports, tax returns, and other documents required to be filed with federal, state, local, and other authorities, and (9) unless it is contesting the same in good faith and has established reasonable reserves therefor, to pay when required to be paid all taxes indicated by tax returns so filed or otherwise lawfully levied or assessed upon it or any of its properties and to withhold or collect and pay to the proper governmental authorities or hold in separate bank accounts for such payment all taxes and other assessments which it believes in good faith to be required by law to be so withheld or collected.


          c. Prior to the Effective Time, OSI shall cause the Corporations, to the extent permitted by Law, to give Fourth and its counsel and accountants full access, during normal business hours and upon reasonable notice, to their respective properties, books, and records, and to furnish Fourth during such period with all such information concerning their affairs as Fourth may reasonably request. The availability or actual delivery of information about the Corporations to Fourth shall not affect the covenants, representations, and warranties of the Corporations contained in this Agreement or the Merger Agreements except as provided in Section 8.1 hereof; provided, that Fourth shall promptly disclose to OSI any apparent breaches of such covenants, representations, or warranties discovered by it prior to the Effective Time. Except for confidential information disclosed in the Registration Statement or as otherwise required to be disclosed in the course of obtaining governmental approvals, Fourth shall treat as confidential all confidential information in the same manner as Fourth treats similar confidential information of its own and, if this Agreement is terminated, Fourth shall continue to treat all such information obtained in such investigation and not otherwise known to Fourth from a source not known to Fourth to be under a confidential relationship with the Corporations, or already in the public domain, as confidential and shall return such documents theretofore delivered by the Corporations to Fourth as the Corporations shall request.


          d. OSI shall cause this Agreement and the Fourth Merger Agreement to be submitted promptly to its stockholders for approval, adoption, ratification, and confirmation at a special meeting to be called and held in accordance with applicable Law and its respective certificate of incorporation and bylaws. Subject to its fiduciary obligations to its stockholders, the board of directors of OSI shall at all times prior to the Effective Time recommend that the Merger Agreements be approved, ratified, and confirmed, and as of the date hereof, by authorizing the execution of this Agreement, the board of directors of OSI does hereby recommend such approval, adoption, ratification, and confirmation. Subject to approval of the Fourth Merger by the stockholders of OSI, OSI, as the sole stockholder of the Bank, shall approve and adopt the Bank Merger and the Bank Merger Agreement.


          e. OSI, separately and jointly with Fourth and BANK IV Oklahoma, shall use, and shall cause the Bank to use, its Best Efforts in good faith to take or cause to be taken as promptly as practicable all such steps as shall be necessary to obtain all of the Required Approvals, and shall do any and all acts and things reasonably deemed by Fourth or the Corporations to be necessary or appropriate in order to cause the Mergers to be consummated on the terms provided herein and in the Merger Agreements as promptly as practicable.


          f. On or prior to the Effective Time, as appropriate for the transactions contemplated hereby, OSI shall, and shall cause the Bank to, execute and deliver the Merger Agreements and the other closing documents provided for in this Agreement, shall take all such other actions required or desirable in order to effect the Mergers, and shall utilize its Best Efforts to cause all of the conditions described in
     Section 5.1 of this Agreement to occur and be continuing, and to consummate all of the other transactions contemplated hereby.


          g. OSI shall cause each of the Corporations to cooperate with Fourth in Fourth's efforts to obtain current title evidence or insurance, environmental assessment reports, and surveys on such of the Corporation's real estate as Fourth may desire.


          h. From the date hereof through the Effective Time, OSI shall cause the Bank to give Robert W. Peterson, Vice President, BANK IV Kansas, N.A. (or such other person as may be designated by Fourth in writing) at least one business day advance oral notice of all proposed securities purchases or sales involving an aggregate price of $100,000 or more.


          i. Subject to receipt of a favorable determination letter on or before June 30, 1995, as of the Effective Time, the Board of Directors of OSI shall cause the ESOP to be terminated in accordance with applicable Law. Each participant in the ESOP shall become fully vested at the Effective Time. On or prior to the Effective Time, the Board of Directors of OSI shall designate a committee consisting of at least two current members of the Board of Directors of the Bank (the "Committee") and the administrative and other authority previously exercised with respect to the ESOP by the Board of Directors of the Bank shall be solely exercised by the Committee which authority shall include, but not be limited to, the appointment and removal of trustees and adoption of amendments to the ESOP, all as may be necessary or appropriate in the winding up the ESOP and the distribution of its assets as soon as practicable to or for the benefit of existing and former participants or their beneficiaries in a single lump sum or to an individual retirement account or other eligible plan, including but not limited to the savings and investment plan of Fourth, at the election of each participant or beneficiary. Prior to the making of any termination distributions or allocating any amounts resulting from the retirement of the ESOP loan, the Bank or the Committee shall obtain a favorable determination letter from the Internal Revenue Service relating to the plan's tax-qualified status. The determination letter request shall fully describe all relevant facts and authorities relating to the issue of allocating the unallocated shares to participants. If on or before June 30, 1995, a favorable determination letter relating to the retirement of the ESOP debt and the allocation of unallocated amounts has not been obtained and if the plan is otherwise qualified, the ESOP shall be merged into the savings and investment plan of Fourth and any unallocated amounts shall not be allocated to participants in the ESOP. Any expenses incurred with respect to the ESOP after the Effective Time shall be paid solely from the assets of the ESOP and shall not be paid by Fourth or BANK IV Oklahoma.


     2.4. The Mergers.
          -----------

          a. At the Effective Time, the Bank Merger and the Fourth Merger shall occur simultaneously pursuant to the Merger Agreements. The Bank Merger Agreement and the Fourth Merger Agreement shall be substantially in the form of Exhibits "A" and "B" to this Agreement, respectively, with such immaterial changes thereto as may be required or desirable in order to obtain the required governmental approvals and with all blanks properly completed.


          b. As the result of the Bank Merger, the separate existence of the Bank shall cease and BANK IV Oklahoma, as the surviving association, shall continue its corporate existence under the laws of the United States; the existing articles of association of BANK IV Oklahoma and the bylaws of BANK IV Oklahoma shall be the articles of association and bylaws of the merged bank; the directors and officers of Bank IV Oklahoma immediately preceding the Bank Merger shall be the directors and officers of the merged bank; BANK IV Oklahoma shall possess all the rights, privileges, powers, and franchises of the Bank; all property, real, personal, and mixed, belonging to the Bank shall be vested in and belong to BANK IV Oklahoma; and all rights of creditors and depositors of the Bank shall continue unimpaired.


          c. As the result of the Fourth Merger, the separate existence of OSI shall cease, and Fourth, as the surviving corporation, shall continue its corporate existence under the laws of the State of Kansas; the articles of incorporation and the bylaws of Fourth in effect at the Effective Time shall be the articles of incorporation and bylaws of the surviving corporation until further amended as provided by Law; the directors and officers of Fourth immediately preceding the Fourth Merger shall be the directors and officers of the surviving corporation; Fourth shall possess all the rights, privileges, powers, and franchises of a public as well as of a private nature of OSI; all property, real, personal, and mixed, belonging to OSI shall be vested in and belong to Fourth; and all rights of creditors of OSI shall continue unimpaired.


          d. From time to time as and when requested by Fourth, BANK IV Oklahoma, its respective successors or assigns, the officers and directors of the Bank and OSI last in office shall execute and deliver such deeds and other instruments and shall take or cause to be taken such other actions as shall be necessary or desirable to vest or perfect or to confirm of record or otherwise BANK IV Oklahoma's or Fourth's title to, and possession of, all the property, interests, assets, rights, privileges, immunities, powers, franchises, and authority of the Bank or OSI, or either of them, and otherwise to carry out the purposes of this Agreement; provided, that no such officer or director shall thereby incur any expense or liability.


     2.5. Conversion and Exchange of Shares.
          ---------------------------------

          a. Fourth Merger. The manner of converting or exchanging the shares of capital stock of OSI outstanding at the Effective Time shall be as follows:

               (1) The Fourth Merger shall effect no change in any of the then issued and outstanding shares of Fourth Stock and none of Fourth's then issued and outstanding shares of Fourth Stock shall be converted or exchanged as the result of the Fourth Merger.

               (2) At the Effective Time, upon consummation of the Fourth Merger, each issued and outstanding share of OSI Stock shall cease to be an issued and existing share, and each share shall automatically be converted into and exchanged for 0.84 shares of Fourth Stock.


          b. Bank Merger. At the Effective Time, upon consummation of the Bank Merger, each issued and outstanding share of Bank Stock shall automatically be converted into and exchanged for .002 shares of capital stock of BANK IV
     Oklahoma, par value $5.00.


          c. Adjustment for Changes in Fourth's Capitalization. In the event that between the date of this Agreement and the Effective Time Fourth shall take any action to subdivide its outstanding shares of common stock into a greater number of shares, or to combine its outstanding shares of common stock into a smaller number of shares, or to declare a stock dividend on its outstanding common stock, or to effect a reclassification of its common stock, then the number and kind of shares of Fourth Stock which the stockholders of OSI shall be entitled to receive in the Fourth Merger shall be adjusted equitably to prevent dilution or enlargement of the proportionate common stock interests in Fourth to be received by them.


          d. Stock Certificates. After the Effective Time and until surrendered for exchange, each outstanding stock certificate which prior to the Effective Time represented OSI Stock shall be deemed for all corporate purposes to represent the right to receive the number of shares of Fourth Stock into which the shares of stock have been so converted; provided, that in any matters relating to the shares represented by such stock certificates, Fourth may rely exclusively upon the record of stockholders maintained by OSI containing the names and addresses of all stockholders of record at the Effective Time. Unless and until such outstanding stock certificates formerly representing such shares are so surrendered, no dividend payable to holders of Fourth Stock, as of any date on or subsequent to the Effective Time, shall be paid to the holder of such outstanding certificates in respect thereof. Upon surrender of such outstanding certificates (or, in case of lost certificates, upon receipt of a surety bond or other form of indemnification which is satisfactory to Fourth), however, the former OSI stockholder shall receive a certificate evidencing the shares of Fourth Stock to which such stockholder is entitled plus the accrued dividends on such stock from the Effective Time, without interest.


          e. Fractional Shares. No fractional shares of Fourth Stock will be issued. Instead, upon surrender of OSI stock certificates (or in the case of lost certificates, a surety bond or other form of indemnification which is satisfactory to Fourth), Fourth will pay, or cause to be paid, to the holder thereof the cash value of the fractional interest to which the holder thereof would otherwise be entitled, based upon the Closing Price.


          f. Exchange Procedure. Promptly after the Effective Time, Fourth will send a notice and transmittal form to each record holder of outstanding certificates that immediately prior to the Effective Time evidenced shares of OSI Stock, advising such stockholder of the effectiveness of the Fourth Merger and the procedures for surrendering to Fourth such certificates in exchange for certificates representing the number of shares of Fourth Stock into which the shares of such capital stock represented by such certificates shall have been converted.


     2.6. Advance Preparations for Bank Merger. The parties acknowledge that Fourth anticipates it will be desirable to take various actions immediately following the Effective Time to maximize the future profitability of BANK IV Oklahoma, and that, as future stockholders of Fourth, the OSI stockholders will all benefit from such actions to the extent they are successful. Accordingly, OSI will cooperate and will cause the Bank to cooperate with Fourth in making advance plans and preparations for post-closing operations, including, without limitation, cooperation with employees of Fourth in planning for post-closing operations.


     2.7. Negative Covenants. Neither Fourth, OSI, nor any of their respective Subsidiaries has taken or will voluntarily take any action that would (i) prevent the transactions contemplated hereby, including the Mergers, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any regulatory approval referred to in the Agreement.


                         ARTICLE III

                REPRESENTATIONS AND WARRANTIES


     3.1. Representations and Warranties of OSI. Except as expressly disclosed in the Disclosure Statement, OSI represents and warrants to Fourth as follows:


          a. Organization, Good Standing, and Authority. OSI is a savings and loan holding company duly registered pursuant to the Home Owners Loan Act of 1933, as amended. Each of the Corporations is a corporation or bank duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation and with all appropriate governmental agencies, and each has all requisite corporate power and authority to conduct its business as it is now conducted, to own its properties and assets, and to lease properties used in its business. The only subsidiary of OSI is the Bank. The Bank has no Subsidiaries. Neither of the Corporations is in violation of its charter documents or bylaws, or of any applicable Law in any material respect. The deposits of the Bank are insured by the FDIC to the maximum extent for each depositor permitted by Law and the Bank has paid all assessments and filed all reports required to be filed under the Federal Deposit Insurance Act.


          b. Binding Obligations; Due Authorization. This Agreement constitutes, and the Merger Agreements will upon execution and delivery constitute, subject only to Required Approvals and the approval and adoption thereof by the stockholders of OSI and the Bank, valid and binding obligations of OSI and the Bank, enforceable against each of such parties in accordance with the respective terms of such documents, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or affecting the enforcement of creditors' rights generally, or the rights of creditors of federally chartered savings banks or savings and loan holding companies and subject as to the enforcement of remedies to general principles of equity. The execution, delivery, and performance of this Agreement, the Merger Agreements, and the transactions contemplated by all such agreements have been duly authorized by the board of directors of OSI.


          c. Absence of Default. None of the execution or the delivery of this Agreement and the Merger Agreements, and subject to the obtaining of all Required Approvals and the approval of OSI's stockholders, the consummation of the transactions contemplated hereby or thereby or the fulfillment of the terms hereof or thereof, will (1) conflict with, or result in a breach of the terms, conditions, or provisions of, or constitute a default under the charter documents or bylaws of either of the Corporations or under any material agreement or instrument under which either of the Corporations is obligated, the result of which conflict or breach is likely to have a material adverse effect on either of the Corporations, its material assets, or its financial condition, or (2) violate any Law to which either of the Corporations is subject.


          d. Capitalization. OSI is authorized to issue: (a) 2,000,000 shares of OSI Stock, par value $.01 per share, of which 420,020 shares are validly issued and outstanding; and
     (b) 500,000 shares of preferred stock, par value $.01 per share, none of which is issued and outstanding. The Bank is authorized to issue: (a) 2,000,000 shares of Bank Stock, par value $.01 per share, of which 409,975 shares are validly issued and outstanding, all of which are owned by OSI free and clear of all encumbrances, liens, security interests, and claims whatsoever, and (b) 500,000 shares of preferred stock, par value $.01 per share, none of which is issued and outstanding.


          e. Charter Documents. True and correct copies of the charter documents and bylaws of both of the Corporations, with all amendments thereto, are included in the Disclosure
     Statement as Exhibits "E-1" to "E-4."


          f. Options, Warrants, and Other Rights. Neither of the Corporations has outstanding any options, warrants, or rights of any kind requiring it to sell or issue to anyone any capital stock of any class and neither of the Corporations has agreed to issue, sell, or purchase any additional shares of any class of its capital stock except for options to purchase 23,149 shares of OSI Stock granted under OSI's incentive stock option plan.


          g. Financial Statements. Included in the Disclosure Statement as Exhibits "G-1" through "G-4" are true and complete copies of the following financial statements, all of which have been prepared in accordance with GAAP and all applicable regulatory accounting principles consistently followed throughout the periods indicated and fairly present in all material respects the financial condition of the Corporations as of the dates and for the periods indicated, subject in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse) and the absence of notes (which if presented would not differ materially from those included in the most recent year-end financial statements):

          (1) Audited Consolidated Financial Statements of OSI as of September 30, 1993, and 1992, and for each of the three fiscal years in the period ended September 30, 1993, with auditors' report thereon and notes thereto, which have been examined by Deloitte & Touche, independent certified public accountants;

          (2) Audited Financial Statements of the Bank as of September 30, 1993, and 1992, and for each of the three fiscal years in the period ended September 30, 1993, with auditors' report thereon and notes thereto, which have been examined by Deloitte & Touche, independent certified public accountants;

          (3) Quarterly Reports on Form 10-Q for the periods ending December 31, 1993, and March 31, 1994; and

          (4)  Thrift Financial Reports as of June 30, September
          30, and December 31, 1993, and March 31, 1994, as filed by the Bank with the OTS.

          As soon as practicable between the date hereof and the Effective Time, the Corporations will deliver to Fourth copies of monthly operating statements and monthly securities inventory reports of the Bank and of all reports filed by either of them with any regulatory agencies. The books of account of each of the Corporations and each of the Financial Statements fairly and correctly reflect and, when delivered, will reflect in all material respects in accordance with GAAP and all applicable rules and regulations of regulatory agencies applied on a consistent basis, the respective incomes, expenses, assets, and liabilities, absolute or contingent, of each of the Corporations (except for the absence in the monthly operating statements of the Bank of certain information and footnotes normally included in financial statements prepared in accordance with GAAP which in the aggregate would not be materially adverse). There have been no material adverse changes in the financial condition of either of the Corporations from September 30, 1993, other than changes made in the usual and ordinary conduct of the businesses of the Corporations, none of which has been or will be materially adverse and all of which have been or will be recorded in the books of account of the Corporations; and except as specifically permitted by this Agreement, there have been no material adverse changes in the respective businesses, assets, properties, or liabilities, absolute or contingent, of either of the Corporations, or in their respective condition, financial or otherwise, from the date of the most recent of the Financial Statements that has been delivered to Fourth on the date hereof other than (i) changes occurring in the usual and ordinary conduct of the business of the Corporations, none of which has been or will be materially adverse and all of which have been or will be recorded in the respective books of account of the Corporations, or (ii) resulting from action required or permitted by this Agreement to be taken by one of the Corporations; provided, the effects of changes in interest rates, changes in generally accepting accounting principles and regulatory accounting principles, and the third-party costs of expenses relating to the transactions contemplated by this Agreement shall not be taken into account. To the extent required by GAAP, all contingent liabilities of either of the Corporations, other than letters of credit and similar obligations of the Bank incurred in the ordinary course of business, are described in or reserved against in the Financial Statements listed above.


          h. Properties. OSI does not own or lease any real property. Exhibit "H" to the Disclosure Statement is a complete list of all real estate owned or leased by the Bank. The Bank has good and marketable title in fee simple to all of the real property shown on its books as being owned by it, free and clear of all liens, encumbrances, and charges, except for those exceptions described on Exhibit "H" to the Disclosure Statement and Permitted Encumbrances. All leases of real property to which the Bank is a party as lessee, a true and complete copy of each of which with all amendments thereto is included in Exhibit "H" to the Disclosure Statement, are valid and enforceable in accordance with their respective terms except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar Laws and equitable principles affecting creditors' rights generally, and there has been no material default by any party thereto. No zoning ordinance prohibits, interferes with, or materially impairs the usefulness of the Occupied Properties; and all the premises on the Occupied Properties or leased by the Bank are in good operating condition and repair, normal wear and tear excepted.


          i. Personal Property. OSI does not own or lease any material tangible personal property. The Bank has good and merchantable title to all of the machinery, equipment, materials, supplies, and other property of every kind, tangible or intangible, contained in its offices and other facilities or shown as assets in its records and books of account, free and clear of all liens, encumbrances, and charges except for leasehold improvements to leased premises and for personal property held under the leases described on Exhibit "I" to the Disclosure Statement. All leases of personal property to which the Bank is a party as lessee, true and complete copies of each which with all amendments thereto are included in Exhibit "I" to the Disclosure Statement, are valid and enforceable in accordance with their terms, and there has been no material default by any party thereto. All of such personal property owned or leased by the Bank is in good operating condition, normal wear and tear excepted.


          j. Taxes. The Corporations have all filed all tax returns and reports required to be filed with the United States Government and with all states and political subdivisions thereof where any such returns or reports are required to be filed and where the failure to file such return or report would subject any of the Corporations to any material liability or penalty. All taxes imposed by the United States, or by any foreign country, or by any state, municipality, subdivision, or instrumentality of the United States or of any foreign country, or by any other taxing authority, which are due and payable by any of the Corporations have been paid in full or adequately provided for by reserves shown in the records and books of account of the Corporations and in the Financial Statements. No extension of time for the assessment of deficiencies for any years is in effect. None of the Corporations has any knowledge of any unassessed tax deficiency proposed or threatened against any of them.


          k. Contracts. Other than Permitted Contracts and agreements with customers of the Bank and with financial institutions entered into by the Bank in the ordinary course of banking business, attached to the Disclosure Statement as Exhibit "K" is a list of all material contracts and other agreements and arrangements, both written and oral, to which either of the Corporations is a party, which affect or pertain to the operation of their respective businesses, and which involve future payments by either of the Corporations of $5,000 or more (the "Scheduled Agreements"). All parties to the Scheduled Agreements have in all material respects performed, and are in good standing with respect to, all the material obligations required to be performed under all such contracts and other agreements and arrangements, and no obligation with respect thereto is overdue. All of the agreements of either of the Corporations, including without limitation the agreements disclosed in writing pursuant to this clause k, are valid, binding, and enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws and equitable principles affecting creditors' rights generally. Except as otherwise noted in Exhibit "K" to the Disclosure Statement, no contract, lease, or other agreement or arrangement to which either of the Corporations is a party or as to which any of their assets is subject requires the consent of any third party in connection with this Agreement or either of the Mergers. The Corporations are not in default under any of the Scheduled Agreements; the Corporations are not aware of any material default by any other party to any of the Scheduled Agreements or any claim by any other party that the Corporations are in material default under any of the Scheduled Agreements. Except for Permitted Contracts and except as set forth in Exhibit "K" to the Disclosure Statement, neither of the Corporations is a party to:

               (1) Any contract for the purchase or sale of any materials, services, or supplies which contains any escalator, renegotiation, or redetermination clause or which commits it for a fixed term;

               (2) Any contract of employment with any officer or employee not terminable at will without liability on account of such termination;

               (3) Any management or consultation agreement not terminable at will without liability on account of such termination;

               (4) Any license, royalty, or union agreement, or loan agreement in which a Corporation is the borrower;

               (5) Any contract, accepted order, or commitment for the purchase or sale of materials, services, or supplies having a total remaining contract price in excess of $10,000;

               (6) Any contract containing any restrictions on any party thereto competing with either Corporation or any other person;

               (7) Any other agreement which materially affects the business, properties, or assets of either of the Corporations, or which was entered into other than in the ordinary and usual course of business; or

               (8) Any letter of credit or commitment to make any loan or group of loans to related parties in an amount in excess of $100,000.

          None of the Corporations' agreements described in this clause k other than loans made in the ordinary course is reasonably anticipated by either of the Corporations to result in a material loss to any of the Corporations.


          l. Labor Relations; Employees; ERISA. Neither of the Corporations is a party to or affected by any collective bargaining agreement or employment agreement, nor is either Corporation a party to any pending or, to the knowledge of senior management of the Corporations, threatened labor dispute, organizational efforts, or labor negotiations. Each of the Corporations has complied with all applicable Laws relating to the employment of labor, including, but not limited to, the provisions thereof relating to wages, hours, collective bargaining, payment of social security taxes, and equal employment opportunity, the violation of which would have a materially adverse impact on their respective businesses. Neither of the Corporations is liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing. Except for the ESOP, OSI's Management Recognition and Retention Plan, and OSI's 1993 Stock Option and Incentive Plan, and two deferred compensation plans for two employees, true and complete copies of each of which together with all amendments thereto are attached as Exhibits L-1 through L-5, respectively, to the Disclosure Statement, none of the Corporations has any written or oral retirement, pension, profit sharing, stock option, bonus, or other employee benefit plan or practice other than group health, life, and accident insurance. The ESOP is in material compliance with ERISA and the Code and is a "qualified plan" within the meaning of Section 401(a) of the Code and a request for a favorable determination letter relating to the plan's qualified status has been filed with the Internal Revenue Service and no adverse response has been received. The Corporations know of no facts or circumstances that could adversely affect the tax-qualified status of such plan. None of the Corporations has violated any of the provisions of ERISA, and none of them has engaged in any "prohibited transactions" as such term is defined in Section 406 of ERISA. Each of the Corporations has complied with all applicable notice requirements and has provided group health care continuation coverage under Section 4980B of the Code and/or any other applicable Laws. Except for Beth F. Buchanan, there is no employee of any of the Corporations whose employment is not terminable at will without severance pay or other penalty or compensation. A true and complete copy of the employment agreement with Ms. Buchanan is attached as Exhibit L-6 to the Disclosure Statement.


          m. Government Authorizations. Both of the Corporations has all permits, charters, licenses, orders, and approvals of every federal, state, local, or foreign governmental or regulatory body required in order to permit it to carry on its business substantially as presently conducted except where the failure to do so would not have a material adverse effect on the businesses, results of operations or general business affairs of OSI and the Bank taken as a whole. All such licenses, permits, charters, orders, and approvals are in full force and effect, and neither of the Corporations knows of any threatened suspension or cancellation of any of them or of any fact or circumstance that will interfere with or adversely affect the renewal of any of such licenses, permits, charters, orders, or approvals prior to the Effective Time.


          n. Insurance. Exhibit "N" to the Disclosure Statement is a complete list of all insurance policies presently in effect and in effect during the past three years. All the insurance policies and bonds currently maintained by any of the Corporations are in full force and effect.


          o. Litigation. Exhibit "O" to the Disclosure Statement contains a true and complete list and brief description of all pending or, to the knowledge of either of the Corporations, threatened Litigation to which either of the Corporations is or is likely to be a party or to which any of their assets is or would be subject. Except as described on Exhibit "O" to the Disclosure Statement, neither of the Corporations is a party to any Litigation other than routine litigation commenced by the Bank to enforce obligations of borrowers in which no counterclaims for any material amounts of money have been asserted or, to the knowledge of either of the Corporations, threatened. To the knowledge of the Corporations, there are no threatened proceedings against or investigations of either of the Corporations by any regulatory agency.


          p. Brokers or Finders. No broker, agent, finder, consultant, or other party (other than legal, accounting, and financial advisors) has been retained by either of the Corporations or is entitled to be paid based upon any agreements, arrangements, or understandings made by either of the Corporations in connection with any of the transactions contemplated by this Agreement or the Merger Agreements.


          q. SEC Filings To Be Accurate. The information pertaining to the Corporations which has been or will be furnished to Fourth by or on behalf of either of the Corporations for inclusion in the Registration Statement or the Proxy Statement, and the information pertaining to either of the Corporations which will appear in the Registration Statement or the Proxy Statement, in the form filed with the SEC, will not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Corporations shall promptly advise Fourth in writing if prior to the Effective Time either of them shall obtain knowledge of any fact that would make it necessary to amend the Registration Statement or the Proxy Statement, or to supplement the prospectus contained in the Registration Statement, in order to make the statements therein not misleading or to comply with applicable Law.


          r. SEC Documents. OSI has made available to Fourth a true and complete copy of each report, schedule, registration statement, and definitive proxy statement filed by OSI with the SEC since June 30, 1993 in substantially the form filed with the SEC (the "OSI SEC Documents"). As of their respective dates, the OSI SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such OSI SEC Documents, and none of the OSI SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of OSI included in the OSI SEC Documents comply in all material respects with the published rules and regulations of the SEC with respect thereto, have been or will have been prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of the unaudited financial statements, as permitted by Form 10-Q), and fairly present, and will fairly present, the consolidated financial position of OSI and its consolidated Subsidiary as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. All material agreements, contracts, and other documents required to be filed as exhibits to any of the OSI SEC Documents have been so filed. To OSI's knowledge, there are no unasserted claims that are not disclosed in the OSI SEC Documents and that would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on OSI.


          s. Environmental Compliance. The Bank is in material compliance with all relevant Environmental, Health, and Safety Laws and none of the Corporations has any material Environmental, Health, and Safety Liabilities. Except as described in Exhibit "S" to the Disclosure Statement, none of the Occupied Properties and, to the knowledge of OSI and the Bank, no real or personal property owned or leased by the Bank at any time is now being used or has at any time in the past ever been used for the storage (whether permanent or temporary), disposal, or handling of any Hazardous Materials, nor are any Hazardous Materials located in, on, under, or at any real property owned, leased, or used by the Bank. The Corporations have not received any notice of a material violation of any Environmental, Health, and Safety Law, or any notice of any material potential Environmental, Health, and Safety Liabilities with respect to any properties or assets in which any of the Corporations has or has had any interest.


          t. Employment of Aliens. The Bank is in material compliance with the Immigration and Control Act of 1986.


          u. Notes and Leases. Except as described in Exhibit "U" to the Disclosure Statement, all promissory notes and leases owned by the Bank at the Effective Time will represent bona fide indebtedness or obligations to the Bank and are and will be fully enforceable in accordance with their terms without valid set-offs or counterclaims, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws and equitable principles affecting creditors' rights generally; provided, however, no representation or warranty is made in this Agreement as to the collectibility of any such note or lease.


          v. No Misrepresentations. Neither this Agreement, the Financial Statements, nor any other letter, certificate, statement, or document furnished or to be furnished to Fourth by or on behalf of the Corporations, pursuant to or in connection with this Agreement and the transactions contemplated hereby, when considered in conjunction with all other information and documents furnished to Fourth hereunder, contains or will contain any misstatement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.


          w. Updating of Representations and Warranties. Between the date hereof and the Effective Time, OSI and the Bank will promptly disclose to Fourth in writing any information of which either of them has actual knowledge (1) concerning any event that would render any of their representations or warranties contained in this Agreement untrue if made as of the date of such event, (2) which renders any information set forth in this Agreement or the Disclosure Statement no longer correct in all material respects, or (3) which arises after the date hereof and which would have been required to be included in this Agreement or the Disclosure Statement if such information had existed on the date hereof.


     3.2. Representations and Warranties of Fourth. Fourth represents and warrants to OSI as follows:


          a. Organization, Good Standing, and Authority. Fourth is a bank holding company duly registered pursuant to the Bank Holding Company Act. Fourth and each of its banking Subsidiaries is a corporation or bank duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation, and each has all requisite corporate power and authority to conduct its business as it is now conducted, to own its properties and assets, and to lease properties used in its business. None of Fourth or any of its banking Subsidiaries is in violation of its charter documents or bylaws, or of any applicable Law in any material respect, or in default in any material respect under any material agreement, indenture, lease, or other document to which it is a party or by which it is bound. All of Fourth's issued and outstanding equity securities and the Fourth Stock to be issued in the Fourth Merger are duly registered under the Federal Securities Exchange Act of 1934, as amended. Shares of Fourth Stock are eligible for trading in the National Market System of NASDAQ.


          b. Binding Obligations; Due Authorization. This Agreement constitutes, and the Merger Agreements will upon execution and delivery constitute, valid and binding obligations of Fourth and, in the case of the Bank Merger Agreement, BANK IV Oklahoma, as the case may be, enforceable against them in accordance with the terms of such documents, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws and equitable principles affecting creditors' rights generally. The execution, delivery, and performance of this Agreement and the Merger Agreements, and the transactions contemplated by all such agreements have been duly authorized by the respective boards of directors of Fourth and BANK IV Oklahoma. No approval of the holders of outstanding Fourth Stock or other voting securities of Fourth is necessary to consummate the Mergers.


          c. Absence of Default. None of the execution or the delivery of this Agreement and the Merger Agreements, and subject to the receipt of the Required Approvals, the consummation of the transactions contemplated hereby or thereby, or the fulfillment of the terms hereof or thereof, will (1) conflict with, or result in a breach of the terms, conditions, or provisions of, or constitute a default under the charter documents or bylaws of Fourth or any of its banking Subsidiaries or under any agreement or instrument under which Fourth or any of its banking Subsidiaries is obligated, the result of which is likely to have a material adverse effect upon Fourth, its banking Subsidiaries, its material assets, or its financial condition, or (2) violate any Law to which any of them is subject.


          d. SEC Documents. Fourth has made available to OSI a true and complete copy of each report, schedule, registration statement, and definitive proxy statement filed by Fourth with the SEC since January 1, 1991 in substantially the form filed with the SEC (the "Fourth SEC Documents"). As of their respective dates, the Fourth SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Fourth SEC Documents, and none of the Fourth SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All material agreements, contracts, and other documents required to be filed as exhibits to any of the Fourth SEC Documents have been so filed. To Fourth's knowledge, there are no unasserted claims that are not disclosed in the Fourth SEC Documents that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Fourth.


          e. Brokers or Finders. No broker, agent, finder, consultant, or other party (other than legal and accounting advisors) has been retained by Fourth or is entitled to be paid based upon any agreements, arrangements, or understandings made by Fourth in connection with any of the transactions contemplated by this Agreement or the Merger Agreements.


          f. Charter Documents. True and correct copies of the Restated Articles of Incorporation and Bylaws of Fourth, with all amendments thereto, are attached as Exhibit 3.01 to Fourth's 10-Q for the quarter ended June 30, 1992 and Exhibit
     3.04 to Fourth's 10-K for the year ended December 31, 1993, respectively.


          g. Government Authorizations. Fourth and each of its bank Subsidiaries has all permits, charters, licenses, orders, and approvals of every federal, state, local, or foreign governmental or regulatory body required in order to permit it to carry on its business substantially as presently conducted. All such licenses, permits, charters, orders, and approvals are in full force and effect and neither Fourth nor any of its bank Subsidiaries knows of any threatened suspension or cancellation of any of them and none knows of any fact or circumstance that will interfere with or adversely affect the renewal of any such licenses, permits, charters, orders, or approvals, and none of such permits, charters, licenses, orders, and approvals will be affected by the consummation of the transactions contemplated by this Agreement.


          h. Financial Statements. The financial statements included in the Fourth SEC Documents have all been prepared in accordance with GAAP consistently followed throughout the periods indicated and fairly present in all material respects the consolidated financial condition of Fourth as of the dates and for the periods indicated, subject in the case of interim financial statements to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse) and the absence of notes, which, if presented, would not differ materially from those included in the most recent year-end financial statements. There has been no material adverse change in the consolidated financial condition of Fourth since March 31, 1994, other than changes made in the usual and ordinary conduct of the businesses of Fourth and its Subsidiaries, none of which has been or will be materially adverse and all of which have been or will be recorded in the books of account of Fourth or its Subsidiaries.


          i. SEC Filings to be Accurate. The information pertaining to Fourth which has been or will be furnished by or on behalf of Fourth and its banking Subsidiaries or its management for inclusion in the Registration Statement or the Proxy Statement, and the information pertaining to Fourth which will appear in the Registration Statement or the Proxy Statement, in the form filed with the SEC, will contain no untrue statement of any material fact and will not omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading. Fourth shall promptly advise OSI in writing if prior to the Effective Time it shall obtain knowledge of any fact that would make it necessary to amend the Registration Statement or the Proxy Statement, or to supplement the prospectus contained in the Registration Statement, in order to make the statements therein not misleading or to comply with applicable Law.


          j. No Misrepresentations. Neither this Agreement, the disclosure documents described in clause "d" of this Section 3.2, nor any other letter, certificate, statement, or document furnished or to be furnished to OSI or the Bank by or on behalf of Fourth pursuant to or in connection with this Agreement and the transactions contemplated hereby contains or will contain any misstatement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.


          k. Capitalization. Fourth is authorized to issue (i) 50,000,000 shares of common stock, par value $5 per share, of which 27,201,925 shares were issued and 26,845,241 shares were outstanding on June 30, 1994, (ii) 250,000 shares of Class A 7% Cumulative Convertible Preferred Stock, par value $100 per share, all of which are issued and outstanding, and (iii) 5,000,000 shares of Class B Preferred Stock, without par value, none of which have been issued. The shares of Fourth Stock to be issued in the Mergers will be duly and validly issued, fully paid, and nonassessable, and not issued in violation of any preemptive rights or any Laws applicable thereto.


          l. Updating of Representations and Warranties. Between the date hereof and the Effective Time, Fourth will promptly disclose to OSI in writing any information of which it has actual knowledge (1) concerning any event that would render any representation or warranty of Fourth untrue if made as of the date of such event, (2) which renders any information set forth in this Agreement no longer correct in all material respects, or (3) which arises after the date hereof and which would have been required to be included in the Agreement if such information had existed on the date hereof.


                            ARTICLE IV

                     SECURITIES LAWS MATTERS


     4.1. Registration Statement and Proxy Statement. Fourth shall as soon as practicable prepare and file the Registration Statement under and pursuant to the Securities Act for the purpose of registering the shares of Fourth Stock to be issued in the Merger. OSI and the Bank shall each provide promptly to Fourth such information concerning its respective business, financial condition, and affairs as may be required or appropriate for inclusion in the Registration Statement or the Proxy Statement and each shall cause its counsel and auditors to cooperate with the other's counsel and auditors in the preparation and filing of the Registration Statement and the Proxy Statement. Fourth and OSI shall use their Best Efforts to have the Registration Statement declared effective under the Securities Act as soon as may be practicable and thereafter OSI shall distribute the Proxy Statement to its stockholders in accordance with applicable Laws not fewer than 20 business days prior to the date on which the Fourth Merger Agreement is to be submitted to the stockholders for voting thereon. If necessary, in light of developments occurring subsequent to the distribution of the Proxy Statement to stockholders, OSI shall mail or otherwise furnish to its stockholders such amendments to the Proxy Statement or supplements to the Proxy Statement as may, in the opinion of Fourth or OSI, be necessary so that the Proxy Statement, as so amended or supplemented, will contain no untrue statement of any material fact and will not omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or as may be necessary to comply with applicable Law. Fourth shall not be required to maintain the effectiveness of the Registration Statement for the purpose of resale of Fourth Stock by any person.


     4.2. State Securities Laws. Fourth shall prepare and file and the parties hereto shall cooperate in making any filings required under the securities laws of any State in order either to qualify or register the Fourth Stock being issued in the Fourth Merger so it may be offered and sold lawfully in such State in connection with the Fourth Merger or to obtain an exemption from such qualification or registration.


     4.3. Affiliates.  Certificates representing shares of Fourth
Stock issued to Affiliates of OSI pursuant to the Fourth Merger
Agreement may be subjected to stop transfer orders and may bear a restrictive legend in substantially the following form:


          The shares of common stock represented by this certificate have been issued or transferred to the registered holder as the result of a transaction to which Rule 145 under the Securities Act of 1933, as amended (the "Act"), applies. Such shares may not be sold, pledged, transferred, or assigned, and the issuer shall not be required to give effect to any attempted sale, pledge, transfer, or assignment, except (i) pursuant to a then current effective registration under the Act, (ii) in a transaction permitted by Rule 145 as to which the issuer has, in the reasonable opinion of its counsel, received reasonably satisfactory evidence of compliance with Rule 145, or (iii) in a transaction which, in the opinion of counsel satisfactory to the issuer or as described in a "no-action" or interpretive letter from the staff of the Securities and Exchange Commission, is not required to be registered under the Act.


     4.4. Affiliates' Agreements. OSI shall use its Best Efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act) of OSI to deliver to Fourth, at least thirty days prior to the Effective Time, a written agreement, in substantially the form of Exhibit E hereto, providing that such person will not, subject to the terms of such agreement, sell, pledge, transfer, or otherwise dispose of any shares of Fourth Stock received by such "affiliate" in the Fourth Merger, except in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder.


                          ARTICLE V

                      CLOSING CONDITIONS


     5.1. Conditions to Obligations of Fourth and BANK IV Oklahoma. The obligations of Fourth to effect the Fourth Merger and to issue any Fourth Stock and the obligation of BANK IV Oklahoma to effect the Bank Merger shall be subject to the following conditions which may, to the extent permitted by Law, be waived by Fourth at its option:


          a. Stockholder Approvals. The approval, ratification, and confirmation of this Agreement and the Fourth Merger
     Agreement by the stockholders of OSI shall have been duly obtained as required by Law.


          b. Absence of Litigation. No order, judgment, or decree shall be outstanding restraining or enjoining consummation of either of the Mergers; and no Litigation shall be pending or threatened in which it is sought to restrain or prohibit either of the Mergers or obtain other substantial monetary or other relief against one or more of the parties hereto in connection with this Agreement.


          c. Securities Laws. The Registration Statement shall have become effective under the Securities Act and Fourth shall have received all state securities laws permits or other authorizations or confirmation of the availability of exemption from registration requirements necessary to issue the Fourth Stock in the Merger. Neither the Registration Statement nor any such permit, authorization, or confirmation shall be subject to a stop-order or threatened stop-order or similar proceeding or order by the SEC or any state securities authority.


          d. Regulatory Approvals. All appropriate regulatory agencies concerned with the transaction (including the Office of Thrift Supervision) shall have approved the transaction, and no such approval shall have involved the imposition of any conditions which are materially burdensome or unacceptable to Fourth such as a requirement to pay out the Bank's liquidation account in connection with the Bank Merger, it being understood that the imposition of conditions customarily imposed in transactions similar to that contemplated hereby shall not be deemed materially burdensome or unacceptable to Fourth.


          e. Limit on Dissent. The holders of an aggregate amount of the then issued and outstanding OSI Stock convertible into an amount of Fourth Stock equal to not more than five percent of the total amount of Fourth Stock issuable in the Fourth Merger shall have validly exercised their rights as dissenting stockholders.


          f. Minimum Net Worth of the Bank. Fourth shall have been reasonably satisfied that the aggregate net worth of the Bank as of the end of the month immediately preceding the Effective Time computed in accordance with GAAP was at least $6,600,000 including any adjustment required by Financial Accounting Standards ("FAS") No. 109 to properly record the effect of income taxes, but excluding any adjustments required by FAS. No. 115 to adjust to market value the Bank's available-for-sale investment securities portfolio and all accounting entries made in anticipation of the Mergers.


          g. Opinion of Counsel. Fourth shall have received the opinion of Silver, Freedman and Taff, counsel to the Corporations, substantially in the form of Exhibit "C" hereto.


          h. Representations and Warranties; Covenants. The representations and warranties of OSI and the Bank contained in Section 3.1 of this Agreement shall have been true and correct in all material respects on the date made and shall be true and correct in all material respects at the Effective Time as though made at such time, excepting: (i) any changes occurring in the ordinary course of business, none of which shall have been materially adverse considering the business or financial condition of OSI and the Bank taken as a whole, and
     (ii) any changes contemplated or permitted by this Agreement, and provided the effects arising or resulting from changes in interest rates, changes in generally accepted accounting principles or regulatory accounting principles, and the third party costs and expenses relating to the transaction contemplated herein shall not be taken into account. OSI and the Bank shall each have performed in all material respects all of their obligations under this Agreement.


          i. Certificates. OSI and the Bank shall each have delivered to Fourth a certificate, in form and substance satisfactory to Fourth, dated the Effective Time and signed by its chief executive officer and chief financial officer certifying in such detail as Fourth may reasonably request the fulfillment of conditions a, b, e, f, and h above and k and l below.


          j. Affiliates' Agreements. Prior to the Effective Time, Fourth shall have received from OSI a list, reviewed by OSI's counsel, identifying all of its stockholders who are, in its opinion, Affiliates of OSI. Fourth shall not be obligated to deliver any shares of Fourth Stock to any person who is named as an Affiliate on such list prior to receipt from such person of an agreement substantially in the form of Exhibit "E" hereto.


          k. Exercise of Stock Options. OSI shall have caused all outstanding stock options to be exercised or cancelled by receipt of the merger consideration less the exercise price per share in accordance with the agreements pursuant to which they were granted prior to closing.


          l. Material Adverse Changes. Since the date of this Agreement there shall not have occurred any material adverse change in the condition (financial or otherwise), business, liabilities (contingent or otherwise), properties, or assets of any of the Corporations; provided, the effects of changes in interest rates, changes in generally accepted accounting principles and regulatory accounting principles, and the third-party costs and expenses relating to the transactions contemplated by this Agreement shall not be taken into account.


          m. Satisfactory Environmental Reports. Fourth shall, at its sole expense, have received environmental assessment reports covering all of the Corporations' real estate, in form and substance reasonably satisfactory to Fourth, which do not cause Fourth reasonably to conclude that there are any material Environmental, Health, and Safety Liabilities associated with any of such real estate which would require remediation expenditures in excess of an aggregate of $150,000.


          n. Buchanan Employment Agreement Termination. Beth F. Buchanan shall have executed and delivered to Fourth a written agreement, in form and substance satisfactory to Fourth, to terminate her employment agreement with the Bank upon receipt of the payment described in Section 2.2k of this Agreement.


     5.2. Conditions to Obligations of OSI and the Bank. The obligations of OSI and the Bank to effect the Mergers and to consummate the transactions contemplated hereby shall be subject to the following conditions which may, to the extent permitted by Law, be waived by it at its option:


          a. General. Each of the conditions specified in clauses a, b, c, and d of Section 5.1 of this Agreement shall have occurred and be continuing.


          b. Representations and Warranties; Covenants. The representations and warranties of Fourth contained in
     Section 3.2 of this Agreement shall have been true and correct in all material respects on the date made and shall be true and correct in all material respects at the Effective Time as though made at such time, excepting any changes occurring in the ordinary course of business, none of which shall have been materially adverse, and excepting any changes contemplated or permitted by this Agreement. Fourth shall have duly performed in all material respects all of its obligations under this Agreement.


          c. Certificate. Fourth shall have delivered to OSI a certificate, in form and substance satisfactory to OSI, dated the Effective Time and signed by its chief executive officer and chief financial officer on behalf of Fourth, certifying in such detail as OSI may reasonably request as to the fulfillment of the foregoing conditions except for the conditions set forth in clause a of Section 5.1 of this Agreement.


          d. Opinion of Counsel. OSI shall have received the opinion of Foulston & Siefkin, counsel to Fourth, addressed to OSI, satisfactory in form and substance to OSI, substantially in the form of Exhibit "D" hereto.


          e. Material Adverse Change. Since the date of this Agreement there shall not have occurred any material adverse change in the condition (financial or otherwise), business, properties, liabilities (contingent or otherwise), or assets of Fourth; provided the effects of changes in interest rates, changes in generally accepted accounting principles and regulatory accounting principles, and the third-party costs and expenses relating to the transactions contemplated by this Agreement shall not be taken into account.


          f. Fairness Opinion. OSI shall have received, prior to mailing the Proxy Statement to OSI stockholders, a written "fairness" opinion from an independent financial consultant to OSI that the consideration to be received by the stockholders of OSI in the Fourth Merger is fair from a financial point of view and such opinion shall not have been withdrawn prior to Closing.


                          ARTICLE VI

                        EFFECTIVE TIME


          The consummation of the Mergers and the delivery of the certificates and other documents called for by this Agreement, and the consummation of all other transactions contemplated by this Agreement shall take place at such time and place in Wichita, Kansas, as the parties may mutually agree which, unless otherwise agreed, shall be not later than the last day of the month in which the final regulatory approval required to effect the Mergers is received and the latest required waiting period expires. The parties agree that they shall exert their reasonable best efforts to cause the Effective Time to be on or before February 28, 1995.




                         ARTICLE VII

                   TERMINATION OF AGREEMENT



     7.1. Mutual Consent; Absence of Stockholder Approval; Termination Date. This Agreement and the Merger Agreements shall terminate at any time when the parties hereto mutually agree in writing. This Agreement and the Merger Agreements may also be terminated at the election of either OSI or Fourth, as the case may be, upon written notice from the party electing to terminate this Agreement and the Merger Agreements to the other party if, without fault on the part of the party electing to terminate this Agreement and the Merger Agreements, the Merger Agreements are not ratified and approved by the stockholders of OSI by the requisite vote or if there has been a denial of a Required Approval except upon compliance with terms reasonably deemed onerous by Fourth. Unless extended by written agreement of the parties, this Agreement and the Merger Agreements shall terminate if all conditions to the obligations of the parties hereto have not occurred on or before February 28, 1995.



     7.2. Election by Fourth. Notwithstanding the approval of the Bank Merger Agreement by the stockholders of BANK IV Oklahoma, this Agreement and the Merger Agreements shall terminate at Fourth's election, upon written notice from Fourth to OSI, if any one or more of the following events shall occur and shall not have been remedied to the satisfaction of Fourth within 30 days after written notice is delivered to OSI: (a) there shall have been any material breach of any of the material obligations, covenants, or warranties of OSI or the Bank; or (b) there shall have been any written representation or statement furnished by OSI or the Bank which at the time furnished is false or misleading in any material respect in relation to the size and scope of the transactions contemplated by this Agreement.


     7.3. Election by OSI.
          ---------------

          a. Notwithstanding the approval of the Merger Agreements by the stockholders of OSI and the Bank, this Agreement and the Merger Agreements shall terminate at the election of OSI, upon written notice from OSI to Fourth, if any one or more of the following events shall occur and shall not have been remedied to OSI's satisfaction within 30 days after written notice is delivered to Fourth: (i) there shall have been any material breach of any of the material obligations, covenants, or warranties of Fourth hereunder; or
     (ii) there shall have been any written representation or statement furnished by Fourth hereunder which at the time furnished is false or misleading in any material respect in relation to the size and scope of the transactions contemplated by this Agreement.


          b. Notwithstanding the approval of the Fourth Merger Agreement by the stockholders of OSI, OSI shall have the right to terminate this Agreement and the Merger Agreements without liability to Fourth, except as expressly set forth in Section 8.2.b, in order to accept an offer described in Section 2.3.a.(10) of this Agreement if, in the good faith judgement of the Board of Directors of OSI, after affording Fourth a reasonable opportunity to discuss such offer directly with the Board of Directors of OSI and to match such offer (which Fourth shall not be obligated to do), such offer affords the OSI stockholders materially superior value than is afforded them in this Agreement.


     7.4. Effect of Termination. In the event of termination of this Agreement by either OSI or Fourth as provided in this Article VII, this Agreement and the Merger Agreements shall forthwith become void and there shall be no liability or obligation on the part of OSI, Fourth, or their respective officers, directors, or employees except (i) with respect to the parties' obligations under
Section 8.2, (ii) all obligations relating to the confidential information contained in this Agreement and in existing confidentiality agreements, and (iii) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful breach by the other party of any of its covenants or agreements set forth in this Agreement or as a result of the breach by the other party of any of its representations or warranties contained in this Agreement as to which a member of the Board of Directors or a member of senior management of such party had actual knowledge of the untruthfulness or falsity of the representations or warranties when made.


                          ARTICLE VIII

                          MISCELLANEOUS


     8.1. Nonsurvival of Representations, Warranties, and
Agreements. None of the representations, warranties, and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing, except for the agreements contained in this Agreement that contemplate performance after the Closing.


     8.2. Expenses.
          --------

          a. Except as provided in subparagraph (b) hereof, whether or not the Mergers are effected, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.


          b.   If this agreement is terminated by OSI pursuant to
     Section 7.3 (b) of this Agreement, OSI shall promptly pay to Fourth in cash an amount equal to the sum of (i) all reasonable documented out-of-pocket expenses and fees incurred by Fourth and its subsidiaries in negotiating, preparing, executing, and performing this Agreement and in preparing for the Merger up to a maximum of $300,000, and (ii) $500,000.


     8.3. Notices. All notices or other communications required or permitted hereunder shall be sufficiently given if personally delivered or if sent by certified or registered mail, postage prepaid, return receipt requested, addressed as follows: (a) if to Fourth, addressed to Darrell G. Knudson, Chairman of the Board, Post Office Box 4, Wichita, Kansas 67201; and (b) if to OSI and the Bank, addressed to Beth F. Buchanan, President, 601 South Husband, Stillwater, Oklahoma 74074, or to such other address as shall have been furnished in writing in the manner provided herein for giving notice.


     8.4. Time.  Time is of the essence of this Agreement.


     8.5. Law Governing. This Agreement shall, except to the extent federal law is applicable, be construed in accordance with and governed by the laws of the State of Kansas, without regard to the principles of conflicts of laws thereof.


     8.6. Entire Agreement; Amendment. This Agreement contains and incorporates the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior negotiations, agreements, letters of intent, and understandings. This Agreement may only be amended by an instrument in writing duly executed by all corporate parties hereto, and all attempted oral waivers, modifications, and amendments shall be ineffective.


     8.7. Press Releases. Except as may be required by law, Fourth and OSI shall consult with each other as to the form and substance of any proposed published press release relating to this Agreement or the Mergers.


     8.8. Severability. Any term, provision, covenant, or restriction in this Agreement which is held to be invalid, void, or unenforceable by any judicial or regulatory authority of competent jurisdiction shall be ineffective to the extent of such invalidity, voidness, or unenforceability; but neither the remaining terms, provisions, covenants, or restrictions contained in this Agreement nor the validity or enforceability thereof shall be affected or impaired thereby. Any term, provision, covenant, or restriction contained in this Agreement found to be unenforceable as written shall be interpreted to be as broad as is enforceable.


     8.9. Successors and Assigns. The rights and obligations of the parties hereto shall inure to the benefit of and shall be binding upon the successors and permitted assigns of each of them; provided, however, that this Agreement, the Merger Agreements, or any of the rights, interests, or obligations hereunder or thereunder may not be assigned by any of the parties hereto without the prior written consent of the other parties hereto.


     8.10. Cover, Table of Contents, and Headings. The cover, table of contents, and the headings of the sections and subsections of this Agreement and the Merger Agreements are for convenience of reference only and shall not be deemed to be a part hereof or thereof or taken into account in construing this Agreement or the Merger Agreements.


     8.11. Counterparts. This Agreement and the Merger Agreements may be executed in one or more counterparts, each of which shall be deemed an original but which together shall constitute but one agreement.




     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed.



FOURTH FINANCIAL CORPORATION       OKLAHOMA SAVINGS, INC.



By/s/ Darrell G. Knudson           By/s/ Calvin J. Anthony
  ------------------------           ----------------------------
  Darrell G. Knudson                 Calvin J. Anthony
  Chairman of the Board              Chairman of the Board

        "Fourth"                             "OSI"



                             Exhibit "A"

                          AGREEMENT TO MERGE

                             between

              BANK IV OKLAHOMA, NATIONAL ASSOCIATION

                               and

                   STILLWATER FEDERAL SAVINGS BANK

                       under the charter of

                BANK IV OKLAHOMA, NATIONAL ASSOCIATION

                       under the title of

                BANK IV OKLAHOMA, NATIONAL ASSOCIATION

          THIS AGREEMENT made between BANK IV Oklahoma, National Association (hereinafter referred to as "BANK IV"), a banking association organized under the laws of the United States, being located at 515 South Boulder, City of Tulsa, County of Tulsa, in the State of Oklahoma, with a capital of $211,647,325.96 divided into 5,873,347 shares of common stock, each of $5.00 par value, and surplus of $174,374,059.66 and undivided profits, including capital reserves, of $7,906,531.30 as of June 30, 1994, and Stillwater Federal Savings Bank (hereinafter referred to as "Bank"), a federal savings association organized under the laws of the United States, being located at 601 South Husband, City of Stillwater, in the State of Oklahoma, with a capital of $4,099.75, divided into 409,975 shares of common stock, each of $.01 par value, and surplus and undivided profits of approximately $6,450,220.28 as of June 30, 1994, each acting pursuant to a resolution of its board of directors, adopted by the vote of a majority of its directors, pursuant to the authority given by and in accordance with the provisions of the Act of November 7, 1918, as amended (12 USC
215a).


          W I T N E S S E T H:  That,


              Section 1.      Bank shall be merged into BANK IV
          under the charter of the latter.


              Section 2. The name of the receiving association (hereinafter referred to as the "Association") shall be BANK IV Oklahoma, National Association.


              Section 3. The business of the Association shall be that of a national banking association. This business shall be conducted by the Association at its main office which shall be located at 515 South Boulder, Tulsa, Oklahoma, and at its legally established branches.


              Section 4. The amount of capital stock of the Association shall be $29,370,830 divided into 5,874,166 shares of common stock, each of $5.00 par value, and at the time the merger shall become effective, the Association shall have a surplus of $________, and undivided profits, including capital reserves, which when combined with the capital and surplus will be equal to the combined capital structures of the merging banks as stated in the preamble of this Agreement, adjusted, however, for normal earnings and expenses (and if applicable, purchase accounting adjustments) between June 30, 1994, and the effective time of the merger. The amount of capital stock of the Association and its surplus and undivided profits at the time the merger becomes effective shall also be adjusted to reflect the effect of all mergers of other banks into the Association, if any, between June 30, 1994, and the effective time of the merger.


              Section 5. All assets as they exist at the effective time of the merger shall pass to and vest in the Association without any conveyance or other transfer. The Association shall be responsible for all of the liabilities of every kind and description, including liabilities arising from the operation of a trust department, of Bank existing as of the effective time of the merger.


              Section 6.      Of the capital stock of the
          Association, the presently outstanding 5,873,347 shares of common stock, each of $5.00 par value, the two holders of it, Fourth Financial Corporation and IV Commercial Acquisition, Inc., shall retain their present rights. In addition, Fourth Financial Corporation shall receive by reason of the merger an additional 819 shares of common stock, par value $5.00 per share of the Association. The sole shareholder of Bank, Oklahoma Savings, Inc. ("OSI"), is a party to an Agreement and Plan of Reorganization between Fourth Financial Corporation and OSI, dated as of July 21, 1994 (the "Reorganization Agreement"), pursuant to which the stockholders of OSI are receiving full payment for the value of all of the issued and outstanding capital stock of OSI, so no separate consideration is to be paid to Bank or any of its shareholders in its capacity as the stockholder of the Bank by reason of the merger effected hereby.


              Section 7. Except as expressly permitted in the Reorganization Agreement, Bank shall not (i) declare or pay any dividend to its shareholders, (ii) dispose of any of its assets in any other manner except in the normal course of business and for adequate value, or (iii) take any other action which would violate the terms of the Reorganization Agreement.


              Section 8.      The present board of directors and
          officers of BANK IV shall continue to serve as the board of directors and officers of the Association until the next annual meeting or until such time as their successors have been elected and have qualified.


              Section 9. Effective as of the time this merger shall become effective as specified in the merger approval to be issued by the Comptroller of the Currency, the articles of association of the resulting bank shall be the Articles of Association of BANK IV.


              Section 10. For purposes of granting a limited priority claim to the assets of the Bank in the unlikely event (and only upon such event) of a complete liquidation of the Association to persons who continue to maintain savings accounts with the Association after the merger, and who, immediately prior to the merger had a subaccount balance (as described in 12 C.F.R.
          Section 563b.3(f)(4)) with respect to the liquidation account of the Bank, the Association shall, at the time of the merger, establish a liquidation account in an amount equal to the liquidation account of the Bank immediately prior to the merger, which liquidation account shall participate pari passu with any other liquidation accounts of the Association. If the balance in any savings account to which a subaccount balance relates at the close of business on the last day of any fiscal year of the Association after the merger is effected is less than the balance in such savings account at the effective time of the merger or at the close of business on the last day of any other fiscal year of the Association after the merger is effected, such subaccount balance shall be reduced in an amount proportionate to the reduction in such savings account balance. No subaccount balance shall be increased, notwithstanding any increase in the balance of the related savings account. If such related savings account is closed, such subaccount shall be reduced to zero upon such closing. In the event of a complete liquidation of the Association, and only in such event, the amount distributable to each accountholder will be determined in accordance with the applicable rules and regulations pertaining to conversions by savings and loan associations from mutual to stock form of organization, on the basis of such accountholder's subaccount balance with the Association at the time of its liquidation. No merger, consolidation, purchase of bulk assets with assumption of savings accounts and other liabilities, or similar transaction, whether or not the Association is the surviving institution, will be deemed to be a complete liquidation for this purpose, and, in any such transaction, the liquidation account shall be assumed by the surviving institution.


              Section 11. This Agreement may be terminated as provided in the Reorganization Agreement. Notwithstanding the approval of this Agreement by any shareholder group, this Agreement shall automatically terminate upon the termination of the Reorganization Agreement for any reason, and in no event shall the merger of Bank into BANK IV occur prior to the consummation of the other Merger as such term is defined in the Reorganization Agreement.


              Section 12. This Agreement shall be ratified and confirmed by the affirmative vote of all of the shareholders of the Bank at a meeting to be held on the call of the directors; and the merger shall become effective at the time specified in a merger approval to be issued by the Comptroller of the Currency of the United States.


          WITNESS, the signatures and seals of said merging bank
this     day of July, 1994, each set by its chairman of the board,
president, or a vice president and attested to by its cashier or secretary, pursuant to a resolution of its board of directors, acting by a majority:


                                   BANK IV OKLAHOMA,
                                   NATIONAL ASSOCIATION


                                   By
                                     ---------------------------
                                      Edward F. Keller, Chairman
                                      of the Board and President

Attest:

- -----------------------------


[Seal of Bank]


                                   STILLWATER FEDERAL SAVINGS BANK


                                   By
                                     ---------------------------
                                      Beth F. Buchanan
                                      President

Attest:

- -----------------------

                   [ACKNOWLEDGEMENTS OMITTED]



                         Exhibit "B"


                      AGREEMENT OF MERGER




               THIS AGREEMENT OF MERGER is made as of the __ day of ___________ 1994, between FOURTH FINANCIAL CORPORATION, a Kansas corporation ("Fourth"), and OKLAHOMA SAVINGS, INC., a Delaware corporation ("OSI"). Fourth and OSI are hereinafter sometimes referred to as the "Constituent Corporations;" OSI is hereinafter sometimes referred to as the "Merging Corporation"; and Fourth is hereinafter sometimes called the "Surviving Corporation."



                           Recitals
                           --------


          A. The respective Boards of Directors of each of the two Constituent Corporations have duly adopted resolutions approving an Agreement and Plan of Reorganization, dated as of July 21, 1994, between Fourth and OSI (the "Agreement and Plan of Reorganization") and this Agreement of Merger, subject, among other things, to the approval and adoption of the Agreement and Plan of Reorganization and this Agreement of Merger by the holders of at least a majority of the issued and outstanding capital stock of each class of OSI having voting rights, authorizing the proposed merger of the OSI into Fourth upon the terms and conditions herein set forth.


          B. No approval of the stockholders of Fourth of this Agreement is required by reason of K.S.A. 17-6702(e) and 17-
6701(f).


          NOW, THEREFORE, Fourth and OSI hereby agree that Fourth and OSI shall merge on the terms and conditions hereinafter provided and in accordance with the following plan:






                         Plan of Merger
                         --------------


          1. OSI shall merge with and into Fourth which shall continue as the Surviving Corporation and shall be governed by the laws of the State of Kansas (the "Merger"). At the Effective Time (as defined in Paragraph 6), the separate existence of OSI shall cease. The corporate identity, existence, purposes, franchises, powers, rights, and immunities of Fourth shall continue unaffected and unimpaired by the Merger, and the corporate identity, existence, purposes, franchises, powers, rights, and immunities of OSI shall be merged into Fourth which shall be fully vested therewith. It is the intention of the parties that the transaction contemplated by this Agreement of Merger shall qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended.


          2. The Articles of Incorporation and Bylaws of Fourth, as in effect on the Effective Time, shall be and remain the articles of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided by law.


          3.   At the Effective Time:


               (a) Fourth shall, without other transfer, succeed to and possess all the rights, privileges, powers, and franchises both of a public and private nature and shall be subject to all the restrictions, disabilities, debts, liabilities, and duties of each of the Constituent Corporations.


               (b) The rights, privileges, powers, and franchises of each of the Constituent Corporations and all property, real, personal and mixed, of and all debts due or belonging to any of the Constituent Corporations shall be vested in Fourth; and all property, rights, privileges, powers, and franchises, and all and every other interest shall be thereafter as effectually the property of Fourth as they were of any of the Constituent Corporations.


               (c) Title to any real estate and to any other property vested by deed or otherwise in any of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger or the statutes providing therefor; provided, however, that all rights of creditors and all liens upon the property of any of the Constituent Corporations shall be preserved unimpaired, and all debts, liabilities, and duties of all of the Constituent Corporations shall thenceforth attach to Fourth and may be enforced against it to the same extent as if they had been incurred or contracted by Fourth. After the Effective Time, the Constituent Corporations shall each execute or cause to be executed such further assignments, assurances, or other documents as may be necessary or desirable to confirm title to their respective properties, assets, and rights in Fourth or to otherwise carry out the purposes of this Agreement of Merger, and their respective officers and directors shall do all such acts and things to accomplish those purposes which Fourth may reasonably request.


          4.   At the Effective Time:


               (a) Each issued and outstanding share of each class of capital stock of OSI shall cease to be an issued and existing share.


               (b) Each share of common stock of OSI, par value $.01 per share, except those as to which dissenters' rights have been validly exercised, shall automatically be converted into and exchanged for 0.84 shares of common stock, par value $5.00 per share, of Fourth ("Fourth Stock").


               (c)   Until surrendered for exchange, each
          outstanding stock certificate which prior to the Effective Time represented common stock of OSI shall be deemed for all corporate purposes to represent the right to receive the number of shares of Fourth Stock into which the shares have been so converted; provided, that in any matters relating to the shares represented by such certificates, Fourth may rely conclusively upon the record of stockholders maintained by OSI containing the names and addresses of the holders of record of such stock at the Effective Time. Unless and until such outstanding stock certificates formerly representing shares of common stock of OSI are so surrendered, no dividend payable to the holders of record of Fourth Stock, as of any date subsequent to the Effective Time, shall be paid to the holder of such outstanding certificates in respect thereof. Upon surrender of such outstanding certificates (or, in the case of lost certificates, upon receipt of a surety bond or other form of indemnification satisfactory to Fourth), however, the former OSI stockholders shall receive certificates evidencing the shares of Fourth Stock to which they are entitled plus the accrued dividends on such stock, without interest.


               (d) No fractional shares of Fourth Stock will be issued. Instead, upon surrender of OSI common stock certificates (or, in the case of lost certificates, upon receipt of a surety bond or other form of indemnification which is satisfactory to Fourth) Fourth will pay, or cause to be paid, to the holder thereof the cash value of the fractional interest to which the holder thereof would otherwise be entitled, based upon the closing price of Fourth Stock on the trading day two trading days prior to the Effective Time as reported in the Southwest Edition of The Wall Street Journal.


               (e) The Merger shall effect no change in the rights of the holders of any of the Fourth Stock that is outstanding immediately before the Effective Time.


          5. The officers and directors of Fourth at the Effective Time shall continue to be the officers and directors of the Surviving Corporation until their successors are duly elected and qualified or their earlier death, resignation, or removal.


          6. The Merger shall be effected by and be given effect upon the filing of this Agreement of Merger in the offices of the Secretary of State of Kansas and the Secretary of State of Delaware. Such date and time of filing is referred to in this Agreement of Merger as the "Effective Time." This Agreement of Merger shall also be recorded in accordance with the provisions of the Kansas General Corporation Code and the General Corporation Law of the State of Delaware, but such recording shall not be a condition precedent to its becoming effective.


          7. This Agreement of Merger may be terminated and abandoned by mutual consent of the Boards of Directors of Fourth and OSI at any time prior to the Effective Time, or by the Board of Directors of either Fourth or OSI if the Agreement and Plan of Reorganization shall have been terminated as therein provided.


          8. This Agreement of Merger may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.


          IN WITNESS WHEREOF, pursuant to authority duly given by its Board of Directors, each of the Constituent Corporations has caused this Agreement of Merger to be executed by its Chairman of the Board or President and attested by its Secretary or an Assistant Secretary as of the date and year first above written.


                                FOURTH FINANCIAL CORPORATION


                                By
                                  ----------------------------
                                   Darrell G. Knudson
                                   Chairman of the Board
ATTEST:

By
  -------------------------------
  William J. Rainey, Secretary



                                OKLAHOMA SAVINGS, INC.



                                By
                                  ----------------------------
                                   Calvin J. Anthony
                                   Chairman of the Board
ATTEST:

By
  ____________________, Secretary


                [ACKNOWLEDGEMENTS, CERTIFICATES,
                      AND CONSENT OMITTED]





                            ANNEX II


          262 APPRAISAL RIGHTS.-(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation;
the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
          (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251, 252, 254, 257, 258, 263 or 264 of this title:
          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of Section 251 of this title.
          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Section 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:
          (a) Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
          (b) Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;
          (c) Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and
b. of this paragraph; or
          (d) Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b.
and c. of this paragraph.
          (3)  In the event all of the stock of a subsidiary
Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
          (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.
          (d)  Appraisal rights shall be perfected as follows:
          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided.
Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
          (2) If the merger or consolidation was approved pursuant to Section 228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares.
Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.
          (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.
          (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
          (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.
          (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.
          (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto.
Interest may be simple or compound, as the Court may direct.
Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The
Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
          (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
          (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation);
provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.
          (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 262, L. '94, eff.
7-1-94.)







                                   ANNEX III







July 21, 1994



Board of Directors
Oklahoma Savings, Inc.
601 S. Husband, Box 2077
Stillwater, Oklahoma 74076

Dear Board of Directors:

You have requested our opinion as an independent investment banking firm regarding the fairness, from a financial point of view, to the shareholders of Oklahoma Savings, Inc., Stillwater, Oklahoma ("OSI"), of the financial terms of a merger proposal whereby OSI shall merge ("Merger") with and into Fourth Financial Corporation, Wichita, Kansas ("FRTH"). We have not been requested to opine as to, and our opinion does not in any matter address OSI's underlying business decision to proceed with or effect the Merger.

Pursuant to an Agreement and Plan of Reorganization ("the Agreement") at the Effective Time of the Merger, FRTH will acquire all of OSI's common shares which are either issued and outstanding (420,020 shares as of the date of the Agreement) or reserved for issuance pursuant to the 1991 Stock Option Plan (23,149 shares granted as of the date of the Agreement). The issued and outstanding shares will be converted, by operation of the Merger, into .84 shares of FRTH common stock (the "Merger Consideration"). The option shares shall be assumed to be converted into issued and outstanding shares prior to consummation of the Merger. The complete terms of the proposed transaction are described in the Agreement dated July 21, 1994 by and among FRTH and OSI and this summary is qualified in its entirety by reference thereto. A copy of the Agreement will be attached as an Exhibit to the Proxy Statement - Prospectus of OSI which will be provided to OSI's shareholders.








Oklahoma Savings, Inc.
July 21, 1994
Page 2


Charles Webb & Company, as part of its investment banking business, is continuously engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings and distributions of listed and unlisted securities. We are familiar with the market for common stocks of publicly traded banks, thrifts and bank and thrift holding companies.

On July 11, 1994, you engaged us to advise OSI and its shareholders as to the fairness of the Merger from a financial perspective. Prior to your execution of the Agreement with FRTH, we studied financial and other business data supplied to us by OSI including audited financial statements for the year ended September 30, 1993, and subsequent financial statements (unaudited) for the quarters ended December 31, 1993, March 31, 1994 and June 30, 1994 and certain other information. We discussed with the senior management and the boards of directors of OSI and its wholly-owned subsidiary Stillwater Federal Savings and Loan Association ("Stillwater"), the current position and prospective outlook for OSI and Stillwater, the possibility of obtaining other acquisition proposals, and the board's reasons for seeking affiliation and merger. We considered historical quotations and the prices of recorded transactions in OSI's common stock since its conversion from mutual to stock form and public offering in June, 1993. We reviewed financial and stock market data of other thrifts, particularly in the Central region, and the financial and structural terms of several other recent transactions involving savings and loan mergers and acquisitions or proposed changes of control of comparably situated companies.

For FRTH, we reviewed the audited financial statements for the year ended December 31, 1993, and subsequent financial statements (unaudited) for the quarters ended March 31, 1994, and certain other information. We discussed with the senior management (certain members of the senior management group are also members of the board of directors) of FRTH, the current position and prospective outlook for FRTH and its wholly-owned subsidiaries, including FRTH's reasons for seeking an affiliation and merger. We considered historical quotations and the prices of recorded transactions in FRTH's common stock over the past five years. Further, for comparative purposes, we reviewed financial and stock merger data of other bank holding companies, particularly in the Central region.

For purposes of this opinion we have relied, without independent verification, material furnished to us by OSI and FRTH and the material otherwise made available to us, including information from published sources, and we have not made any independent effort to verify such data. With respect to the financial forecasts we received for OSI, we assumed (with your consent) that they have been reasonably prepared on bases reflecting the best currently available estimates and judgment of OSI's management.


Oklahoma Savings, Inc.
July 21, 1994
Page 3


In addition, we have not made or obtained any independent appraisals or evaluations of the assets or liabilities, and potential and/or contingent liabilities of OSI or FRTH. We have further relied on the assurances of management of OSI and FRTH that they are not aware of any facts that would make such information inaccurate or misleading. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger as set forth in the Agreement to be consummated.

In rendering our opinion, we have assumed that in the course of obtaining the necessary approvals for the Merger, no restrictions or conditions will be imposed that would have a material adverse effect on the contemplated benefits of the Merger to OSI or the ability to consummate the Merger. Our opinion is based on the market, economic and other relevant considerations as they exist and can be evaluated on the date hereof.

We have acted as financial advisor to OSI in connection with the Merger and will receive a fee for services a majority of which is payable upon delivery of this opinion. In addition, OSI has agreed to indemnify us for certain liabilities arising out of rendering this opinion.

Based upon and subject to the foregoing, as outlined in the foregoing paragraphs and based on such other matters as we considered relevant, it is our opinion that as of the date hereof the financial terms of the proposed merger as set forth in the Agreement, are fair to the shareholders of OSI from a financial point of view.

This opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent. It is understood that this letter is directed solely to the Board of Directors of OSI in its consideration of the Agreement, and is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger.


Very truly yours,

/S/ Charles Webb & Company

Charles Webb & Company
Dublin, Ohio


                          ANNEX IV


          Form 10-K of Fourth Financial Corporation for the year ended December 31, 1993, which was previously filed with the Securities and Exchange Commission, is omitted.



                           ANNEX V


          Form 10-Q of Fourth Financial Corporation for the quarter ended June 30, 1994, which was previously filed with the Securities and Exchange Commission, is omitted.





                        [OUTSIDE BACK COVER]



TABLE OF CONTENTS

- ----------------------------------------------------------------------
                                                                  Page
- ----------------------------------------------------------------------

Summary                                                             3
The Special Meeting                                                11
The Agreement and Proposed Mergers                                 12
Pro Forma Financial Statements                                     25
Information Concerning Fourth Financial                            34
Information Concerning OSI and Stillwater Federal                  36
Price Range of and Dividends on Fourth Stock and OSI Stock         47
Equity Securities and Principal Holders Thereof                    50
Experts                                                            52
Legal Matters                                                      52
Information Incorporated by Reference                              53
Solicitation of Proxies                                            53
Deadline for Submission of Fourth Financial and OSI Stockholders'
  Proposals for the Next Annual Meetings of Stockholders           54
Independent Auditors                                               54
Index to Financial Statements and Related Information             F-1


Annex I    -               Agreement and Plan of Reorganization, dated as of
                           July 21, 1994, as amended November 8, 1994, with
                           Exhibits "A" and "B"only


Annex II   -               Section 262 of the Delaware General Corporation Law

Annex III  -               Opinion of Charles Webb & Company

Annex IV   -               Form 10-K of Fourth Financial Corporation for the
                           year ended December 31, 1993

Annex V    -               Form 10-Q of Fourth Financial Corporation for the
                           quarter ended June 30, 1994








                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

   Item 20.  Indemnification of Directors and Officers.
             -----------------------------------------
   Section 8.01 of Registrant's Bylaws provides as follows:

      The Corporation shall (a) indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, or employee of the Corporation or of a subsidiary of the Corporation, or is or was serving at the request of the Corporation as a director, officer, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, and (b) indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, or employee of the Corporation or of a subsidiary of the Corporation or is or was serving at the request of the Corporation as a director, officer, or employee of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with any such action, suit or proceeding. Indemnification shall be afforded to the fullest extent permissible under the Kansas General Corporation Code or the indemnification provisions of any successor statute, and not further, and shall be subject to any applicable procedural requirements and standards of conduct on the part of the persons to be indemnified prescribed by that statute. The foregoing right of indemnification shall in no way be exclusive of any other rights of indemnification to which any such person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors, and administrators of such a person. The Corporation may, but shall not be required to, purchase liability insurance indemnifying the directors, officers, and employees of the Corporation and its subsidiaries.

   Kansas Statutes Annotated Section 17-6305 provides as follows:

      (a) A corporation shall have power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, including attorney fees, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.


      (b) A corporation shall have power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, including attorney fees, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

      (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b), or in defense of any claim, issue or matter therein, such director, officer, employee or agent shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith, including attorney fees.

       (d) Any indemnification under subsections (a) and (b), unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because such director, officer, employee or agent has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

      (e) Expenses incurred by a director or officer in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the corporation as authorized in this section. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

      (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in a person's official capacity and as to action in another capacity while holding such office.

       (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of this section.

      (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

      (i) For purposes of this section, references to "other enterprises" shall include employee benefits plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

       (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

   Pursuant to a policy of directors' and officers' liability insurance having limits of $15,000,000, the directors and officers of the Registrant are insured, subject to the limits, retention, exceptions, and other terms and conditions of the policy, against liability for any actual or alleged error or misstatement or misleading statement or act or omission or neglect or breach of duty while acting in their capacities as directors or officers of the Registrant.



       Item 21.  Exhibits and Financial Statement Schedules.
                 -------------------------------------------

       (a)  Exhibits:

            2.1 Agreement and Plan of Reorganization, dated as of July 21, 1994, between Fourth Financial Corporation and Oklahoma Savings, Inc. (Exhibit 2.02 to Form 10-Q for the quarter ended June 30, 1994).*

            2.2 Letter amendment dated November 8, 1994, to Agreement and Plan of Reorganization.

             4.1 Restated Articles of Incorporation of Fourth Financial Corporation, dated August 10, 1992 (Exhibit 3.01 to Form 10-Q for quarter ended June 30, 1992).*

             4.2 Bylaws (Exhibit 3.05 to Form 10-K for the year ended December 31, 1993).*

             5.1   Opinion of Foulston & Siefkin.*

             8.1   Tax opinion of Deloitte & Touche LLP.*

            10.1 Stock Purchase and Merger Agreement, dated as of June 23, 1994 among Fourth Financial Corporation and BANK IV Oklahoma, National Association as Purchasers, Security Bank and Trust Company and the Stockholders of Blackwell Security Bancshares, Inc., as Sellers (Exhibit 2.01 to Form 10-Q for the quarter ended June 30, 1994).*

            10.2 Agreement and Plan of Reorganization, dated September 2, 1994, among Fourth Financial Corporation, Standard Bancorporation, Inc., and all of the stockholders of Standard Bancorporation, Inc.*

            13.1 Annual Report of Fourth Financial Corporation on Form 10-K for fiscal year ended December 31, 1993.*

            13.2 Quarterly Report of Fourth Financial Corporation on Form 10-Q for the quarter ended March 31, 1994.*

            13.3 Quarterly Report of Fourth Financial Corporation on Form 10-Q for the quarter ended June 30, 1994.*

            23.1 See page II-9 of the Registration Statement for the consent of Ernst & Young LLP.*

            23.2 See page II-10 of the Registration Statement for the consent of Arthur Andersen LLP.*

            23.3. See page II-11 of the Registration Statement for the consent of Sartain Fischbein & Co.*

            23.4 See page II-12 of the Registration Statement for the consent of GRA, Thompson, White & Co., P.A.*

            23.5 See page II-13 of the Registration Statement for the consent of Grant Thornton.*

            23.6 See page II-14 of the Registration Statement for the consent of Deloitte & Touche LLP.*

            23.7 See page II-15 of the Registration Statement for the consent of Deloitte & Touche LLP.*

            23.8 The consent of Foulston & Siefkin is included in their opinion filed as Exhibit 5.1 to the Registration Statement.*

            23.9 See page II-17 of the Registration Statement for the consent of Charles Webb & Company.*

            24.1 Power of Attorney (included on signature page of the Registration Statement).*

            99.1  Form of Proxy to be used at the Special Meeting.*


            99.2 Form of Affiliate's Agreement (Exhibit "F" to Exhibit 2.02 to Form 10-Q for the quarter ended June 30, 1994).*
__________________________
* Previously filed with Securities and Exchange Commission and incorporated herein by reference.

       (b)  Financial Statement Schedules:
             NONE



       Item 22.  Undertakings.

   1. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

   2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   3. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   4. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   5. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

   6. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule
145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

   7. The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph 6 immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


                                SIGNATURES



   Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita, State of Kansas, on November 9, 1994.



                                   Fourth Financial Corporation



                                   By  /s/ Darrell G. Knudson*
                                      ---------------------------
                                      Darrell G. Knudson
                                      Chairman of the Board





      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




 Signature                                  Title                         Date



/s/ Darrell G. Knudson*               Chairman of the Board
Darrell G. Knudson                    (Principal Executive Officer
                                       of the Issuer)         November 9, 1994



/s/ Michael J. Shonka*                Senior Vice President
Michael J. Shonka            (Principal Financial Officer)    November 9, 1994



/s/ Barbara M. Noyes*                 Vice President and Controller
Barbara M. Noyes             (Principal Accounting Officer)   November 9, 1994



/s/ Lionel D. Alford*                 Director                November 9, 1994
Lionel D. Alford



                                      Director                November  , 1994
Thomas R. Clevenger



                                      Director                November  , 1994
Jordan L. Haines



                                      Director                November  , 1994
Lawrence M. Jones



/s/ Joseph M. Klein*                  Director                November 9, 1994
Joseph M. Klein



/s/ Darrell G. Knudson*               Director                November 9, 1994
Darrell G. Knudson



/s/ Fred L. Merrill, Sr.*             Director                November 9, 1994
Fred L. Merrill, Sr.



                                      Director                November  , 1994
Russell W. Meyer, Jr.



/s/ Laird G. Noller*                  Director                November 9, 1994
Laird G. Noller



/s/ Patrick E. O'Shaughnessy*         Director                November 9, 1994
Patrick E. O'Shaughnessy



/s/ Robert F. Vickers*                Director                November 9, 1994
Robert F. Vickers



                                      Director                November  , 1994
Ken Wagnon

________________




                                      *By /s/ William J. Rainey
                                          William J. Rainey
                                          Attorney in Fact








                                     CONSENT OF INDEPENDENT AUDITORS



     We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-4) and related Prospectus of Fourth Financial Corporation for the registration of 372,262 shares of its common stock and to the incorporation by reference therein of our report dated January 20, 1994, with respect to the consolidated financial statements of Fourth Financial Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 1993, filed with the Securities and Exchange Commission.


                                                           /s/ ERNST & YOUNG LLP

                                                               ERNST & YOUNG LLP


Wichita, Kansas

October 3, 1994



CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




As independent public accountants, we hereby consent to the use of our reports (and to all references to our Firm) included in or made part of this registration statement.






                                    /s/ Arthur Andersen LLP

                                    ARTHUR ANDERSEN LLP







Tulsa, Oklahoma
October 5, 1994





                     CONSENT OF INDEPENDENT AUDITORS




We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-4) and related Prospectus of Fourth Financial Corporation for the registration of 372,262 shares of its common stock and to the incorporation by reference therein of our report dated February 19, 1993, with respect to the consolidated financial statements of Fourth Financial Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 1993, filed with the Securities and Exchange Commission.






                                    /s/ Sartain Fischbein & Co.

                                    SARTAIN FISCHBEIN & CO.

Tulsa, Oklahoma
October 5, 1994


                     CONSENT OF INDEPENDENT AUDITORS




We consent to the reference of our firm under the heading "Experts" in the Registration Statement (Form S-4) and related Prospectus of Fourth Financial Corporation for the registration of up to 372,262 shares of its common stock. We also consent to the incorporation by reference of our report dated September 16, 1993, with respect to the 1992 consolidated financial statements of Ponca Bancshares, Inc. and Subsidiary included in Fourth Financial Corporation's Annual Report on Form 10-K for the year ended December 31, 1993.





/s/ GRA, Thompson, White & Co., P.A.



Merriam, Kansas
October 3, 1994




CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





We have issued our report dated January 23, 1992 with respect to the consolidated financial statements, not appearing therein, of United Bank of Kansas, Inc. and Subsidiary included in Fourth Financial Corporation's Annual Report on Form 10-K for the year ended December 31, 1993 which is incorporated by reference in this Registration Statement (Form S-4) and related Prospectus. We consent to the incorporation by reference in the Registration Statement and related Prospectus of the aforementioned report and to the use of our name as it appears under the caption "Experts".



                                                /s/ Grant Thornton

                                                GRANT THORNTON


Wichita, Kansas
October 5, 1994




                      INDEPENDENT AUDITORS' CONSENT




We consent to the incorporation by reference in this Registration
Statement of Fourth Financial Corporation on Form S-4 (relating to the registration of 372,261 shares of common stock) of the report of Deloitte
& Touche on the financial statements of KNB Bancshares, Inc. and Subsidiaries for the year ended December 31, 1991, dated February 7, 1992, appearing in the Annual Report on Form 10-K of Fourth Financial Corporation for the year ended December 31, 1993 and to the reference to Deloitte & Touche LLP under the heading "Experts" in the Proxy Statement-Prospectus, which is part of this Registration Statement.





/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Kansas City, Missouri
September 29, 1994








INDEPENDENT AUDITORS' CONSENT



We consent to the use in this Registration Statement (relating to the registration of 372,262 shares of common stock of Fourth Financial Corporation) of Fourth Financial Corporation on Form S-4 of the report of Deloitte & Touche dated November 5, 1993 included in the Annual Report on Form 10-KSB of Oklahoma Savings, Inc. for the year ended September 30, 1993 and to the use of our report appearing in the Prospectus which is a part of such Registration Statement.

We also consent to the reference to Deloitte & Touche LLP under the headings "Experts", "Certain Federal Income Tax Consequences", "Tax Opinion", and "Independent Auditors" in such Prospectus and to the inclusion of our opinion dated October 5, 1994 regarding the Federal and Oklahoma State income tax consequences of the reorganization of Oklahoma Savings, Inc. with Fourth Financial Corporation (Exhibit 8.1) in this Registration Statement on Form S-4.



/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Oklahoma City, Oklahoma
October 5, 1994







                    CONSENT OF CHARLES WEBB & COMPANY



October 3, 1994

Board of Directors
Oklahoma Savings, Inc.
601 South Husband
Stillwater, Oklahoma 74074


Gentlemen:

We hereby consent to the use of our firm's name in the Form S-4 Registration Statement, and any amendments thereto, for Fourth Financial Corporation, and to the inclusion of, summary of and references to our Fairness Opinion in such filings including the Proxy Statement - Prospectus of Oklahoma Savings, Inc.


Very Truly Yours,

CHARLES WEBB & COMPANY

/S/ Patricia A. McJoynt
Executive Vice President

Dublin, Ohio







Exhibit                                                                 Page
No.                    Description                                      No.
- --------               ------------                                     ------


2.1     Agreement and Plan of Reorganization, dated as of July
        21, 1994, between Fourth Financial Corporation and
        Oklahoma Savings, Inc. (Exhibit 2.02 to Form 10-Q for the quarter ended June 30, 1994).*

2.2 Letter amendment dated November 8, 1994, to Agreement and Plan of Reorganiztion.

4.1     Restated Articles of Incorporation of Fourth Financial
        Corporation, dated August 10, 1992 (Exhibit 3.01 to
        Form 10-Q for quarter ended June 30, 1992).*

4.2     Bylaws (Exhibit 3.05 to Form 10-K for the year ended
        December 31, 1993).*

5.1     Opinion of Foulston & Siefkin.*

8.1     Tax opinion of Deloitte & Touche LLP.*

10.1 Stock Purchase and Merger Agreement, dated as of June 23, 1994 among Fourth Financial Corporation and BANK IV Oklahoma, National Association as Purchasers, Security Bank and Trust Company and the Stockholders of Blackwell Security Bancshares, Inc., as Sellers (Exhibit 2.01 to Form 10-Q for the quarter ended June 30, 1994).*

10.2    Agreement and Plan of Reorganization, dated September
        2, 1994, among Fourth Financial Corporation, Standard
        Bancorporation, Inc., and all of the stockholders of Standard Bancorporation, Inc.*

13.1    Annual Report of Fourth Financial Corporation on Form
        10-K for fiscal year ended December 31, 1993.*

13.2    Quarterly Report of Fourth Financial Corporation on
        Form 10-Q for the quarter ended March 31, 1994.*

13.3    Quarterly Report of Fourth Financial Corporation on
        Form 10-Q for the quarter ended June 30, 1994.*

23.1 See page II-9 of the Registration Statement for the consent of Ernst & Young LLP.*

23.2 See page II-10 of the Registration Statement for the consent of Arthur Andersen LLP.*

23.3. See page II-11 of the Registration Statement for the consent of Sartain Fischbein & Co.*

23.4 See page II-12 of the Registration Statement for the consent of GRA, Thompson, White & Co., P.A.*

23.5 See page II-13 of the Registration Statement for the consent of Grant Thornton.*

23.6 See page II-14 of the Registration Statement for the consent of Deloitte & Touche LLP.*

23.7 See page II-15 of the Registration Statement for the consent of Deloitte & Touche LLP.*

23.8 The consent of Foulston & Siefkin is included in their opinion filed as Exhibit 5.1 to the Registration
        Statement.*

23.9 See page II-17 of the Registration Statement for the consent of Charles Webb & Company.*

24.1 Power of Attorney (included on signature page of the Registration Statement).*

99.1    Form of Proxy to be used at the Special Meeting.*



99.2    Form of Affiliate's Agreement (Exhibit "F" to Exhibit
        2.02 to Form 10-Q for the quarter ended June 30,
        1994).*


__________________________

* Previously filed with Securities and Exchange Commission and incorporated herein by reference.